Form 10-K, Exhibit 13
period 1993-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1994-01-27
CIK 808450

EXHIBIT 13






                       NAVISTAR INTERNATIONAL CORPORATION

                                AND SUBSIDIARIES





                                    FORM 10-K


                                  ANNUAL REPORT




                       FOR THE YEAR ENDED OCTOBER 31, 1993





                      FILED PURSUANT TO SECTION 13 OR 15(D)

                                     OF THE

                         SECURITIES EXCHANGE ACT OF 1934

FINANCIAL SUMMARY
Millions of dollars, except per share data             1993       1992
- ------------------------------------------------------------------------
For the Years Ended October 31

Unit shipments
  Trucks ........................................      87,200     73,200
  Engines .......................................     118,200     97,400

Sales and revenues
  Manufacturing
    In the United States ........................    $  4,149   $  3,392
    In Canada ...................................         361        293
                                                     --------   --------

      Total Manufacturing .......................       4,510      3,685
  Financial Services ............................         184        186
                                                     --------   --------
  Total sales and revenues ......................    $  4,694   $  3,871
                                                     ========   ========

Net income (loss):
  Income (loss) before Supplemental Trust
    contribution and taxes ......................    $     72   $   (145)
  Supplemental Trust contribution ...............        (513)         -
  Income tax benefit (expense) ..................         168         (2)
                                                     --------   --------
  Income (loss) of continuing operations ........        (273)      (147)
  Discontinued operations .......................           -        (65)
  Cumulative effect of accounting changes .......        (228)         -
                                                     --------   --------
  Net income (loss) .............................    $   (501)  $   (212)
                                                     ========   ========
Income (loss) per common share:
  Continuing operations .........................    $  (8.63)  $  (6.97)
  Discontinued operations .......................           -      (2.58)
  Cumulative effect of accounting changes .......       (6.56)         -
                                                     --------   --------
  Net loss ......................................    $ (15.19)  $  (9.55)
                                                     ========   ========
Average common and dilutive common
  equivalent shares outstanding (millions) ......        34.9       25.3
Capital expenditures ............................    $    110   $     55
Research and development expenditures ...........    $     95   $     90
- ------------------------------------------------------------------------
As of October 31

Consolidated
  Assets ........................................    $  5,060   $  3,627
  Liabilities other than debt ...................    $  2,911   $  1,884
  Debt ..........................................    $  1,374   $  1,405
  Shareowners' equity ...........................    $    775   $    338

Manufacturing
  Assets ........................................    $  3,645   $  2,208
  Liabilities other than debt ...................    $  2,695   $  1,683
  Short-term debt ...............................    $     25   $     15
  Long-term debt ................................    $    150   $    172
  Shareowners' equity ...........................    $    775   $    338
  Capitalization (long-term debt
    and shareowners' equity) ....................    $    925   $    510
  Long-term debt as a percent
    of total capitalization .....................          16%        34%

Financial Services
  Assets ........................................    $  1,672   $  1,659
  Liabilities other than debt ...................    $    232   $    201
  Debt ..........................................    $  1,199   $  1,218
  Shareowner's equity ...........................    $    241   $    240

Number of employees worldwide ...................      13,612     13,945

FINANCIAL INFORMATION


Financial Summary ...........................................          1

Management's Discussion and Analysis of Results
  of Operations and Financial Condition .....................          3

Statement of Financial Reporting Responsibility .............         15

Independent Auditors' Report ................................         16

Financial Statements

  Statement of Income (Loss) ................................         17
  Statement of Financial Condition ..........................         19
  Statement of Cash Flow ....................................         21
  Statement of Non-Redeemable Preferred, Preference and
    Common Shareowners' Equity ..............................         23

Notes to Financial Statements

  1  Summary of accounting policies .........................         25
  2  Financial statement eliminations .......................         28
  3  Information related to the Statement of Cash Flow ......         29
  4  Postretirement benefits ................................         30
  5  Income taxes ...........................................         35
  6  Discontinued operations ................................         40
  7  Earnings applicable to common stock ....................         40
  8  Marketable securities ..................................         41
  9  Receivables ............................................         43
 10  Inventories ............................................         44
 11  Property ...............................................         45
 12  Leases .................................................         46
 13  Accounts payable .......................................         47
 14  Accrued liabilities ....................................         47
 15  Debt ...................................................         48
 16  Other long-term liabilities ............................         50
 17  Financial instruments ..................................         51
 18  Commitments, contingent liabilities
       and restrictions on assets ...........................         52
 19  Legal proceedings ......................................         53
 20  Preferred and preference stocks ........................         53
 21  Common stock and warrants ..............................         55
 22  Stock option plans .....................................         57
 23  Selected quarterly financial data (unaudited) ..........         58

Five-Year Summary of Selected Financial and Statistical Data.         60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "Company" refers to Navistar International Corporation and its consolidated subsidiaries. The Company manufactures and markets medium and heavy trucks, including school bus chassis, mid-range diesel engines and service parts in North America. These products also are sold to distributors in selected export markets. The financial services subsidiaries of the Company provide wholesale, retail and lease financing, and commercial physical damage and liability insurance, principally to the Company's dealers and retail customers.

     As discussed in Note 1 to the Financial Statements, finance and insurance operations are materially different from the manufacturing and marketing of trucks, diesel engines and service parts. Therefore, this discussion and analysis reviews separately the operating and financial results of "Manufacturing" and "Financial Services." Manufacturing includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included on a one-line basis under the equity method of accounting. Financial Services includes the Company's wholly-owned subsidiary, Navistar Financial Corporation (Navistar Financial), and other wholly-owned foreign finance and insurance companies.

     Management's discussion and analysis of results of operations should be read in conjunction with the Financial Statements and the Notes to the Financial Statements.

Significant Events

     During 1993, the Company negotiated collective bargaining agreements with the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) and most of its other unions, restructured its retiree health care and life insurance plans and completed a public offering of common shares. These events are part of a program to reduce the Company's operating cost structure and enable the Company to compete successfully.

     On January 23, 1993, a new labor agreement was ratified by the members of the UAW. This agreement, which expires on October 1, 1995, permits greater productivity and efficiency, manufacturing flexibility and customer responsiveness.

     On July 1, 1993, the Company implemented a restructured retiree health care and life insurance plan (the Plan) which previously had been approved by the U.S. District Court in Dayton, Ohio on May 27, 1993, and by the Company's shareowners on June 29, 1993. The Plan provides retirees with modified health care and life insurance benefits for life. The Company's shareowners also approved a one-for-ten reverse stock split of its Common Stock and approved the issuance of 25.6 million shares of Class B Common Stock. The Class B shares, valued at $513 million, were contributed to a separate independent retiree Supplemental Benefit Trust as a part of the Plan.

     The Plan reduced the Company's liability for retiree health care and life insurance benefits from approximately $2.6 billion to $1.1 billion worldwide. On October 21, 1993, the Company completed a public offering of 23.6 million Common shares, from which the Company realized net proceeds of $492 million. Of the proceeds, $300 million was used to pre-fund benefit liabilities under the Plan. The remaining proceeds will be used for working capital purposes.

Results of Operations

Consolidated

     The components of net income (loss) for the three years ended October 31 are as follows:

Millions of dollars                                1993    1992     1991
- --------------------------------------------------------------------------
Income (loss) before Supplemental Trust
  contribution and income taxes ................  $   72  $ (145)  $ (162)
Supplemental Trust contribution:
  - Manufacturing ..............................    (509)      -        -
  - Financial Services .........................      (4)      -        -
Income tax benefit (expense) ...................     168      (2)      (3)
                                                  ------  ------   ------

Income (loss) of continuing operations .........    (273)   (147)    (165)
Discontinued operations ........................       -     (65)       -
Cumulative effect of accounting changes ........    (228)      -        -
                                                  ------  ------   ------
Net loss ......................................   $ (501) $ (212)  $ (165)
                                                  =======  ======  ======


     Reflecting improved operating results in both manufacturing operations and financial services, the Company reported income of $72 million in 1993 before the Supplemental Trust contribution and income taxes compared with a pretax loss of $145 million last year and a pretax loss of $162 million in 1991. The 1993 loss of continuing operations was $273 million after the one-time charge for the Supplemental Trust contribution of $513 million and an income tax benefit of $168 million.

     The Company incurred a net loss of $501 million for 1993. The net loss included an after-tax $228 million charge for the cumulative effect of the changes in accounting policy, consisting of a $729 million charge from adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) and a $501 million benefit from adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). See Notes 4, 5 and 23 to the Financial Statements. The net loss of $212 million for 1992 included a $65 million charge to discontinued operations for the settlement of suits brought by the Pension Benefit Guaranty Corporation (PBGC) related to a previously owned business.

     Consolidated sales and revenues of $4,694 million in 1993 were 21% higher than the $3,871 million reported in 1992 and 36% above the $3,460 million reported in 1991 as a result of a strong cyclical recovery in the demand for trucks, diesel engines and service parts.

Manufacturing

     Manufacturing reported income of $7 million before a one-time $509 million charge for the Supplemental Trust contribution and income taxes. Losses of $197 million and $222 million were recorded in 1992 and 1991, respectively. The 1992 results included a $47 million one-time charge for a voluntary product recall.

     The components of Manufacturing income (loss), excluding Financial Services and before taxes are as follows:

Millions of dollars                                1993    1992     1991
- --------------------------------------------------------------------------
Pretax income (loss) before Supplemental
  Trust contribution and income taxes .........   $    7  $ (197) $ (222)
Supplemental Trust contribution ...............     (509)      -       -
                                                  ------  ------  ------
  Income (loss) before income taxes ...........   $ (502) $ (197) $ (222)
                                                  ======  ======  ======


     The improvement in 1993 operating results is the result of increased sales volume, higher selling prices and programs implemented to improve the Company's cost structure. Cost improvement programs included implementation of the restructured retiree benefit Plan and continued investment in new products and processes to increase efficiency and lower manufacturing hours per unit. The reduction in the loss between 1992 and 1991 was primarily the result of increased sales volume, ongoing cost improvement programs and lower financing charges offset in part by higher health care costs and reduced interest income.

     Sales. Reflecting improvements in the U.S. and Canadian economies, 1993 North American industry retail sales of medium and heavy trucks totalled 288,900 units, a 19% increase over 1992 and a 26% increase from the 229,100 units sold in 1991. Compared with 1992 levels, heavy truck industry sales increased 33% to 166,400 units, led by higher demand from major leasing companies and large fleet operators. Industry sales of medium trucks, including school bus chassis, increased 4% to 123,000 units. Medium truck industry shipments were up 4% from 1992 and 11% from 1991. Industry sales of school bus chassis, about 25% of the medium truck market, increased 3% from 1992 but were 19% below 1991. The demand for school buses reflects the timing of state and local government funding of student transportation.

     The Company's sales of trucks, diesel engines and service parts during 1993 totalled $4,510 million, 22% above the $3,685 million reported for 1992 and 38% higher than the $3,259 million recorded in 1991. The sales increase principally reflects the improved demand for heavy trucks, higher shipments of mid-range diesel engines to original equipment manufacturers and improved sales of service parts. Retail deliveries of medium and heavy trucks totalled 79,800 units in 1993, an increase of 15% from 1992 and 19% higher than in 1991. The Company maintained its position as sales leader in the North American combined medium and heavy truck market in 1993 with a 27.6% market share.

     Shipments of mid-range diesel engines to original equipment manufacturers during 1993 totalled a record 118,200 units, an increase of 21% from 1992 and 58% from 1991. Higher shipments to a major automotive manufacturer to meet consumer demand for the light trucks and vans which use this engine was the primary reason for the increase.

     Service parts sales of $632 million in 1993 were 11% higher than the $571 million reported in 1992 and 19% higher than the $530 million in 1991. The increase between 1993 and 1992 was the result of growth in sales to dealers and national fleets and improved price realization. The increase between 1992 and 1991 was the result of higher net selling prices, export business expansion and sales growth in dealer and national retail accounts.

     Operating Costs and Expenses. Manufacturing gross margin, the relationship of sales to cost of sales, was 13.2% in 1993. Gross margin in 1992, excluding one-time product recall expenses, was 13.0%, an increase from 11.5% in 1991. Factors which led to the improvement in gross margin between 1993 and 1992 included higher sales volume, improved price realization and programs implemented to improve the Company's cost structure. These favorable effects were partially offset by increases in purchased material and labor costs and a higher level of manufacturing start-up costs for new truck and engine products. The improvement in gross margin between 1992 and 1991 was primarily the result of higher sales volume combined with the impact of cost improvement programs.

     Postretirement benefits, which include pension expense for employees and retirees and postretirement health care and life insurance coverage for employees, retirees, surviving spouses and dependents, totalled $208 million in 1993. Pension expense of $107 million in 1993 was about level with 1992 and 1991. A 30% reduction in retiree health care and life insurance expense in 1993 to $101 million was primarily the result of an $87 million year-over-year decline in expense following implementation in 1993 of the new retiree benefit plan partially offset by a $41 million increase in expense related to the adoption of SFAS 106. This statement requires the accrual of the expected cost of providing postretirement benefits during employees' active service periods. Prior to 1993, the cost of these benefits was recorded as payments were made. From 1991 to 1992, postretirement benefit expense other than pensions increased from $138 million to $146 million as cost containment programs only partially offset health care economic cost increases.

     In 1993, the Company continued its commitment to allocate resources for improvement of existing products and processes and the development of new truck and diesel engine products. Engineering expense increased to $94 million in 1993 from $92 million in 1992 and $88 million in 1991 reflecting the completion of the development and introduction of a new series of diesel engines as well as continuing development of new and existing truck products.

     Marketing and administrative expense of $225 million and interest expense of $12 million in 1993 were about equal to the amounts reported in 1992 and 1991. Finance service charges on sold receivables increased 8% to $56 million in 1993 reflecting higher truck sales. These charges decreased 20% between 1992 and 1991 as a result of lower interest rates. The provision for losses on receivables was reduced to $5 million in 1993 from $18 million in 1992 following improvements in the economy and improved credit review procedures. Interest income declined over the three year period to $13 million in 1993 from $28 million in 1991 primarily as a result of a reduction in the amount of marketable securities held by the Company and lower interest rates.

     Discontinued Operations. A provision was recorded in the third quarter of 1992 as a loss of discontinued operations for the settlement for $65 million of the litigation commonly referred to as the Wisconsin Steel Pension Plan Cases.

Financial Services

     Income of the subsidiaries comprising Financial Services is as follows:

Millions of dollars                                1993    1992     1991
- -------------------------------------------------------------------------
Income before Supplemental Trust contribution
  and income taxes:
    Navistar Financial Corporation ............   $  53   $   4    $  53
    Foreign Subsidiaries ......................      12       6        7
                                                  -----   -----    -----
      Total ...................................      65      52       60

Supplemental Trust contribution ...............      (4)      -        -
Income tax expense ............................     (22)    (20)     (23)
                                                  -----   -----    -----
Income before cumulative effect
  of accounting changes .......................      39      32       37
Cumulative effect of
  accounting changes ..........................      (9)      -        -
                                                  -----   -----    -----
Net income ....................................   $  30   $  32    $  37
                                                  =====   =====    =====


     Navistar Financial's income in 1993 before the one-time charge for the Supplemental Trust contribution and income taxes was $53 million compared with $46 million in 1992. The increase was primarily the result of increased income from sales of retail notes receivable partially offset by higher loss experience from Navistar Financial's insurance subsidiary. Earnings from the foreign subsidiaries increased $6 million as a result of lower loss reserve requirements.

     During the third quarter of 1993, Navistar Financial adopted SFAS 106 and SFAS 109 retroactive to November 1, 1992. The cumulative effect of adopting these changes in accounting policy resulted in an after-tax charge to income of $9 million.

     Income before income taxes for Navistar Financial decreased 13% between 1992 and 1991 as a result of lower margins earned on the finance receivables portfolio partially offset by a lower provision for credit losses. Earnings from Navistar Financial's insurance subsidiary were equal to 1991.

     Total Navistar Financial revenue for 1993 was $220 million, unchanged from 1992 and 3% below 1991. During 1993, increased revenues from higher average wholesale note and account balances were offset by lower revenues from the insurance subsidiary. The decline in revenues in 1992 from 1991 reflects a decrease in retail and wholesale notes financed. These decreases were partially offset by an increase in revenues from Navistar Financial's insurance subsidiary.

     Interest expense for Navistar Financial declined to $75 million in 1993 from $82 million in 1992 and $90 million in 1991. The declines in 1993 and 1992 primarily reflect the effect of lower interest rates.

     The provision for losses on receivables decreased to $1 million in 1993 from $3 million in 1992 and $6 million in 1991. The decreases in the provision reflect lower losses on both retail and wholesale notes.

Liquidity and Capital Resources

Consolidated

     Total cash, cash equivalents and marketable securities amounted to $639 million and $496 million at October 31, 1993 and 1992, respectively. At October 31, 1993 and 1992, approximately $160 million and $165 million, respectively, was held by the Company's insurance subsidiaries and not available for general corporate purposes.

     The following discussion has been organized to discuss separately the cash flows of the Company's Manufacturing and Financial Services operations.

Manufacturing

     Liquidity available to Manufacturing in the form of cash, cash equivalents and marketable securities totalled $462 million at October 31, 1993, $250 million at October 31, 1992, and $322 million at October 31, 1991.

     Cash and cash equivalents of Manufacturing totalled $377 million at October 31, 1993, a 70% increase from the $222 million at October 31, 1992. Summarized below is the cash flow for fiscal 1993.

Millions of dollars                                                 1993
- --------------------------------------------------------------------------
Cash and cash equivalents provided by (used in):
  Operations ................................................       $ 192
  Investment programs .......................................        (509)
  Financing activities ......................................         472
                                                                    -----
    Increase in cash and cash equivalents ...................       $ 155
                                                                    =====

     Operations. In 1993, operations provided $192 million in cash as follows:

Millions of dollars                                                 1993
- --------------------------------------------------------------------------
Net loss .....................................                     $(501)
Items not affecting cash:
  Supplemental Trust contribution ............                       509
  Increase in deferred tax asset .............                      (174)
  Cumulative effect of accounting changes ....                       228
  Depreciation and other items ...............                        66
Change in operating assets and liabilities:
  Decrease in receivables ....................            $   7
  Increase in inventories ....................              (51)
  Increase in accounts payable ...............              106
  Increase in accrued expenses/other .........                2       64
                                                          -----    -----
Cash provided by continuing operations                             $ 192
                                                                   =====


     The $64 million net change in operating assets and liabilities was primarily the result of higher production schedules in 1993.

     Investment programs. Investment programs used $509 million in cash during 1993 including pre-funding $300 million of the retiree benefit Plan liability, capital expenditures of $110 million, a net increase of $56 million in marketable securities and $30 million for the cash collateralization of a bond related to current legal proceedings.

     Financing programs. Financing activities provided $472 million in cash in 1993 primarily from the sale of Common shares from which the Company realized proceeds of $492 million. This increase in cash was offset by an $18 million reduction in long-term debt and $2 million used for the repurchase of Class B Common stock.

     Management's discussion of the future liquidity of manufacturing operations is included in the Business Outlook section of Management's Discussion and Analysis.

Financial Services

     The Financial Services subsidiaries provide product financing and insurance coverage to Transportation's dealers and retail customers. Traditionally, funds to finance Transportation's products come from a combination of commercial paper, short- and long-term bank borrowings, medium- and long-term debt issues, sales of receivables and equity capital. The lowering of Navistar Financial's debt ratings in fiscal 1992 restricted its ability to place commercial paper and term debt securities. Accordingly, Navistar Financial increased its use of bank borrowings through its revolving credit facility and sales of retail notes as funding sources. Insurance operations are funded from premiums and income from investments.

     Total cash, cash equivalents and marketable securities of Financial Services were $177 million at October 31, 1993, $246 million at October 31, 1992 and $189 million at October 31, 1991.

     Cash and cash equivalents of Financial Services totalled $44 million at October 31, 1993, $103 million at October 31, 1992 and $39 million at October 31, 1991. The cash flow for Financial Services for 1993 is summarized as follows:


Millions of dollars                                                 1993
- --------------------------------------------------------------------------
Cash and cash equivalents provided by (used in):
  Operations ................................................      $  63
  Investment programs .......................................        (65)
  Financing activities ......................................        (57)
                                                                   -----
    Decrease in cash and cash equivalents ...................      $ (59)
                                                                   =====


      Operations. Operations provided $63 million in cash in 1993 primarily from net income of $30 million, a $19 million decrease in working capital and non-cash expense of $9 million for the cumulative effect of the adoption of SFAS 106 and SFAS 109.

      Investment Programs. The Financial Services investment programs used $65 million in 1993 as a result of a net increase of $62 million in retail and wholesale finance receivables and a $14 million increase in property and equipment leased to others, partially offset by an $11 million decrease in marketable securities.

      Navistar Financial supplied 90% of the wholesale financing of new trucks to Transportation's dealers compared with 89% in 1992 and 1991. Navistar Financial's share of retail financing of new trucks sold to customers in the United States increased to 15.3% in 1993 from 13.7% in 1992 and 13.1% in 1991.

      Financing Activities. Financial Services used $57 million in 1993 for financing activities consisting of $99 million for principal payments on long-term debt and $33 million of dividends paid to Transportation. Cash from financing activities was increased by $75 million of short-term borrowings.

      At October 31, 1993, Navistar Financial had $1,327 million of committed credit facilities. The facilities consisted of a contractually committed bank revolving credit facility of $727 million and a contractually committed retail notes receivable purchase facility of $600 million. Unused commitments under the receivable purchase facility were $157 million, $75 million of which was used to back the short-term bank borrowings at October 31, 1993. The remaining $82 million, when combined with unrestricted cash and cash equivalents, made $105 million available to fund the general business purposes of Navistar Financial at October 31, 1993. The bank revolving credit facility was fully utilized at October 31, 1993. In addition to the committed credit facilities, Navistar Financial also utilizes a $300 million revolving wholesale note sales trust providing for the continuous sale of eligible wholesale notes on a daily basis. The sales trust is composed of three $100 million pools of notes maturing serially from 1997 to 1999.

     Management's discussion of the future liquidity of financial services operations is included in the Business Outlook section of Management's Discussion and Analysis.

Environmental Matters

     The Company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law commonly known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former Company operations. The Superfund law requires environmental investigation and/or cleanup where waste products from various manufacturing processes and operations have been stored, treated or disposed of.

     Based on information available to the Company, which in most cases includes estimates from PRPs and/or Federal or State regulatory agencies for the investigation, cleanup costs at these sites, data related to quantities and characteristics of material generated at or shipped to each site, a reasonable estimate is calculated of the Company's share, if any, of the costs. The Company believes that, based on these calculations, its share of the costs for each site is not material and in total the anticipated cleanup costs of current PRP actions at October 31, 1993 would not have a material impact on the Company's financial condition, liquidity or operating results except with respect to the potential for liability discussed below. The anticipated costs associated with the current PRP actions at October 31, 1993, are reflected in the Company's $10 million accrued liability. The Company reviews its accruals as additional information becomes available.

     The present owner of the Company's former Wisconsin Steel facility in Chicago, Illinois has been investigating the nature and extent of any required cleanup activities at this site. In addition, the present owner of the Company's former Solar Division in San Diego, California is conducting similar activities with respect to that site. Environmental protection agencies in each of these states are monitoring these investigations. Both of the present owners have demanded the Company pay for these activities. As to both sites, the eventual scope, timing and cost of such activities as well as the availability of defenses to any such claims, and possible claims against third parties and insurance companies are not known and cannot be reasonably estimated; however, substantial claims could be asserted against the Company.

Income Taxes

     The Statement of Financial Condition at October 31, 1993, includes a net deferred tax asset of $1,178 million, related to future tax benefits which is net of a $305 million valuation allowance since it is more likely than not that some portion of the deferred tax asset may not be realized in the future. Realization of the deferred tax asset is dependent on the generation of approximately $3,100 million of future taxable income.

     Extensive analyses were performed to determine the amount of the net deferred tax asset. Such analyses are based on the fundamental premise that the Company is and will continue to be a going concern. Management believes this premise is supported by both historical and current events including continued significant market share, the current upward cycle of the Company's business and changes in the Company's cost structure, including the restructured retiree benefit Plan. As indicated in the Results of Operations section of Management's Discussion and Analysis and in the Business Outlook, this premise is further supported by the increases in North American retail sales of medium and heavy trucks between 1991 and 1993, signs of continued growth in the economy and the Company's continued position as market share leader in the North American combined medium and heavy truck market. Further, shipments of the Company's mid-range diesel engines to original equipment manufacturers reached record levels in 1993 and are projected to remain strong.

     Other available evidence, both positive and negative, was reviewed by management. The following are among the factors considered:

     - A retrospective analysis, as shown below, giving effect to changes in the Company's cost structure resulting from the restructured retiree benefit Plan and renegotiated collective bargaining agreements, indicates that cumulative taxable income in the period 1990 through 1992 would have been $109 million, an increase of $281 million over the historical taxable loss of $172 million.

Millions of dollars                                1992    1991    1990
- -------------------------------------------------------------------------
Historical loss before income taxes ..........    $(210)  $(162)  $  (7)
Adjustments to reflect temporary and
  permanent differences in tax expense .......      169      37       1
                                                  -----   -----   -----
Historical taxable loss
  per Federal income tax returns .............      (41)   (125)     (6)
Pro forma adjustments:
  Collective bargaining agreement ............       19      16      18
  Restructured retiree benefit plan ..........       85      79      64
                                                  -----   -----   -----
    Pro forma taxable income (loss) ..........    $  63   $ (30)  $  76
                                                  =====   =====   =====

     - An assessment of the long-term earnings potential of the Company using a number of alternatives to evaluate financial results in economic cycles of various industry volume conditions.

     - A comparison of earnings projections to the availability of net operating loss carryforwards (NOLs) and reversing temporary differences to assess the availability of taxable income prior to the expiration of such benefits. The Company's assessment indicates that although most NOLs will be utilized, certain NOLs may expire resulting in a valuation allowance of $305 million.

     - The annual savings of approximately $150 million related to the restructuring of health care and life insurance benefits. The retiree benefit Plan provisions will reduce costs by approximately $90 million per year. Additional savings will come from pre-funding $500 million of the retiree benefit liability, further reducing annual costs by about $45 million. Implementation of managed care programs for active and certain retired employees are projected to reduce costs by up to $15 million annually.

     - The commitment to achieve annual operating cost reductions of $50 million over the next three years, through the completion of a broad range of manufacturing and product quality improvements, design and material cost programs as well as administrative expense reductions.

     - The underlying long-term strengths of the Company in the truck and diesel engine business including a consistent thirteen year leadership in combined market share for medium and heavy trucks, a long history of successful competition in markets and customers served and recognition as a worldwide leading producer of mid-range diesel engines.

     Management also considered the negative evidence of its losses in recent years and the risk and uncertainty inherent in predicting future taxable income. During the three year period, 1990 through 1992, the Company's cumulative taxable loss represented an average annual tax loss of approximately $57 million. In order to realize the benefit of the net deferred tax asset of $1.2 billion, the Company estimates that it would need to generate average annual taxable income of approximately $110 million. Management believes that with the implementation of its plan to reduce the Company's annual cost structure by $200 million and the maintenance of significant market share, such earnings are achievable and that only a portion of the loss carryforwards may expire before their utilization.

Business Outlook

     Current economic trends indicate continued moderate growth in the North American economy, resulting in improved market conditions for the truck industry. Based on current order backlogs, order receipt trends and key market indicators, the Company currently projects 1994 North American medium truck demand, including school bus chassis, to be 136,000 units, an 11% increase from 1993. Heavy truck demand is projected at 160,000 units, approximately level with 1993. The Company's diesel engine sales to original equipment manufacturers in 1994 are expected to be about the same as in 1993. Sales of service parts by the Company are forecast to grow 3%.

     As the Federal government and private industry consider solutions to the rising cost of medical care, the Company took decisive action with implementation of a restructured retiree health care and life insurance benefit plan on July 1, 1993 and a $300 million pre-funding of this obligation. The Company intends to further reduce retiree health care costs by pre-funding an additional $200 million of the retiree health care and life insurance benefit liability within the next five years. Additional annual health care savings of up to $15 million are projected from managed care programs for employees and certain retirees to be implemented in 1994.

     In 1994, the introduction of new truck and engine products, focused marketing programs and implementation of programs to streamline marketing, engineering and manufacturing processes are expected to further improve the Company's competitiveness. It is management's opinion that current and forecasted cash flow will provide a basis for financing operating requirements, capital expenditures and anticipated payments of preferred dividends.

     In addition, management believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the Financial Services subsidiaries to meet the financing requirements of the Company's dealers and customers.

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

     Management of Navistar International Corporation and its subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's estimates and judgments.

     The accompanying financial statements have been audited by Deloitte & Touche, independent auditors, whose appointment is ratified by shareowner vote at the Annual Meeting. Management has made available to Deloitte & Touche all the Company's financial records and related data, as well as the minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche during its audit were valid and appropriate.

     Management is responsible for establishing and maintaining a system of internal controls throughout its operations that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization. The system of internal controls which provides for appropriate division of responsibility is supported by written policies and procedures that are updated by management as necessary. The system is tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their audit in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented. Management believes that the Company's system of internal controls accomplishes the objectives set forth in the first sentence of this paragraph.

     The Audit Committee of the Board of Directors, composed of six non-employee Directors, meets periodically with the independent auditors, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent auditors, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seem appropriate. Similarly, the Company's independent auditors, internal auditors, general counsel and financial management have full access to the Committee and to the Board of Directors and each is responsible for bringing before the Committee or its Chairman, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.

James C. Cotting
Chairman and
Chief Executive Officer

Robert C. Lannert
Executive Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 1993 and 1992, and the related Statement of Income (Loss), of Cash Flow, and of Non-Redeemable Preferred, Preference and Common Shareowners' Equity for each of the three years in the period ended October 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1993 and 1992, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 1, in accordance with the provisions of Statements of Financial Accounting Standards No. 106 and No. 109, effective November 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.


Deloitte & Touche
December 15, 1993
Chicago, Illinois

STATEMENT OF INCOME (LOSS)
                                                   Navistar International Corporation
                                                      and Consolidated Subsidiaries
                                                   -----------------------------------
For the Years Ended October 31                                                         Note
(Millions of dollars, except per share data)          1993        1992        1991     Reference
- ---------------------------------------------------------------------------------------------------
Sales and Revenues
Manufacturing ..............................        $  4,510    $  3,685    $  3,259
Financial Services .........................             184         186         201
                                                    --------    --------    --------
  Total sales and revenues .................           4,694       3,871       3,460
                                                    --------    --------    --------
Costs and expenses
Cost of sales ..............................           3,914       3,254       2,885
Postretirement benefits ....................             209         255         239   Note 4
Supplemental Trust contribution ............             513           -           -   Note 21
Engineering expense ........................              94          92          88
Marketing and administrative expense .......             240         244         245
Interest expense ...........................              91          99         108
Financing charges on sold receivables ......              14          12          24
Insurance claims and underwriting expense ..              59          62          54
Provision for losses on receivables ........               6          21          26
Interest (income) ..........................             (13)        (17)        (28)
Other (income) expense, net ................               8          (6)        (19)
                                                    --------    --------    --------
  Total costs and expenses .................           5,135       4,016       3,622
                                                    --------    --------    --------
Income (loss) before income taxes
  Manufacturing ............................               -           -           -
  Financial Services .......................               -           -           -
                                                    --------    --------    --------
    Income (loss) before income taxes ......            (441)       (145)       (162)
    Income tax benefit (expense)............             168          (2)         (3)  Note 5
                                                    --------    --------    --------

Income (loss) of continuing operations .....            (273)       (147)       (165)
Loss of discontinued operations ............               -         (65)          -   Note 6
                                                    --------    --------    --------
Income (loss) before cumulative effect
 of changes in accounting policy ...........            (273)       (212)       (165)
Cumulative effect of changes                                                           Notes 4,
  in accounting policy .....................            (228)          -           -   5 & 23
                                                    --------    --------    --------

Net income (loss) ..........................        $   (501)   $   (212)   $   (165)
                                                    ========    ========    ========

- ------------------------------------------------------------------------------------

Net income (loss) applicable to common stock        $   (530)   $   (241)   $   (194)  Note 7
                                                    ========    ========    ========
Income (loss) per common share:
  Continuing operations ....................        $  (8.63)   $  (6.97)   $  (7.71)
  Discontinued operations ..................               -       (2.58)          -
  Cumulative effect of changes
    in accounting policy ...................           (6.56)          -           -  Note 23
                                                    --------    --------    --------

Net income (loss) per common share .........        $ (15.19)   $  (9.55)   $  (7.71)
                                                    ========    ========    ========

Average number of common and dilutive common
  equivalent shares outstanding (millions) .            34.9        25.3        25.1  Note 7




- ------------------------------------------------------------------------------------

See Notes to Financial Statements.

           Manufacturing*                        Financial Services*
- ------------------------------------     ----------------------------------

   1993          1992         1991        1993         1992         1991
- ---------------------------------------------------------------------------

$  4,510      $  3,685      $  3,259    $      -     $     -      $      -
       -             -             -         226         226           242
- --------      --------      --------    --------     -------      --------
   4,510         3,685         3,259         226         226           242
- --------      --------      --------    --------     -------      --------

   3,914         3,254         2,885           -           -             -
     208           254           238           1           1             1
     509             -             -           4           -             -
      94            92            88           -           -             -
     225           226           223          15          18            22
      12            12            11          79          87            97
      56            52            65           -           -             -
       -             -             -          59          62            54
       5            18            20           1           3             6
     (13)          (17)          (28)          -           -             -
       2            (9)          (21)          6           3             2
- --------      --------      --------    --------     -------      --------
   5,012         3,882         3,481         165         174           182
- --------      --------      --------    --------     -------      --------

    (502)         (197)         (222)          -           -             -
      61            52            60           -           -             -
- --------      --------      --------    --------     -------      --------
    (441)         (145)         (162)         61          52            60
     168            (2)           (3)        (22)        (20)          (23)
- --------      --------      --------    --------     -------      --------

    (273)         (147)         (165)         39          32            37
       -           (65)            -           -           -             -
- --------      --------      --------    --------     -------      --------

    (273)         (212)         (165)         39          32            37

    (228)            -             -          (9)          -             -
- --------      --------      --------    --------     -------      --------

$   (501)     $   (212)     $   (165)   $     30     $    32      $     37
========      ========      ========    ========     =======      ========

- --------------------------------------------------------------------------

* "Manufacturing" includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included under the equity method of accounting. "Financial Services" includes the Company's wholly-owned subsidiary, Navistar Financial Corporation, and other wholly-owned finance and insurance subsidiaries. Transactions between Manufacturing and Financial Services have been eliminated from the "Navistar International Corporation and Consolidated Subsidiaries" columns on the preceding page. The basis of consolidation is described in Note 1 while a summary of eliminations is shown in Note 2.

STATEMENT OF FINANCIAL CONDITION

                             Navistar International Corporation
                               and Consolidated Subsidiaries
                             ----------------------------------

                                                                            Note
As of October 31 (Millions of dollars)                 1993      1992       Reference
- ------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents .........................  $    421  $    325
Marketable securities .............................       218       171     Note 8
Receivables, net ..................................     1,540     1,479     Note 9
Inventories .......................................       411       365     Note 10
Prepaid pension assets ............................        82       122     Note 4
Property and equipment, net .......................       636       582     Note 11
Equity in Financial Services subsidiaries .........         -         -
Investments and other assets ......................       234       213
Intangible pension assets .........................       340       370
Deferred tax asset ................................     1,178         -     Note 5
                                                     --------  --------
Total assets ......................................  $  5,060  $  3,627
                                                     ========  ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Accounts payable ..................................  $    739  $    637     Note 13
Accrued liabilities ...............................       419       401     Note 14
Short-term debt ...................................       180       114     Note 15
Long-term debt ....................................     1,194     1,291     Note 15
Other long-term liabilities .......................       276       305     Note 16
Loss reserves and unearned premiums ...............       107       102
Postretirement benefits liability .................     1,370       439     Note 4
                                                     --------  --------
    Total liabilities .............................     4,285     3,289
                                                     --------  --------

Shareowners' equity
Series G convertible preferred stock                                        Notes 20
  (liquidation preference $240 million) ...........       240       240     & 21
Series D convertible junior preference stock
  (liquidation preference $5 million) .............         5         5
Common stock (49.2 million and 25.6 million shares
  issued) and warrants ............................     1,615       508
Class B Common (25.6 million shares issued in 1993)       513         -
Retained earnings (deficit) - balance accumulated
  after the deficit reclassification
  as of October 31, 1987 ..........................    (1,588)     (400)
Accumulated foreign currency translation
  adjustments .....................................        (4)       (4)
Common stock held in treasury, at cost ............        (6)      (11)
                                                     --------  --------

    Total shareowners' equity .....................       775       338
                                                     --------  --------
Total liabilities and shareowners' equity .........  $  5,060  $  3,627
                                                     ========  ========

- -----------------------------------------------------------------------

See Notes to Financial Statements.

    Manufacturing*                     Financial Services*
- ----------------------                ----------------------

   1993         1992                     1993         1992
- ------------------------------------------------------------


 $    377     $    222                 $     44     $    103
       85           28                      133          143
      123          131                    1,433        1,348
      411          365                        -            -
       81          121                        1            1
      608          563                       28           19
      241          240                        -            -
      201          168                       33           45
      340          370                        -            -
    1,178            -                        -            -
 --------     --------                 --------     --------
 $  3,645     $  2,208                 $  1,672     $  1,659
 ========     ========                 ========     ========




 $    670     $    581                 $     85     $     56
      395          368                       24           33
       25           15                      155           99
      150          172                    1,044        1,119
      267          295                        9           10
        -            -                      107          102
    1,363          439                        7            -
 --------     --------                 --------     --------
    2,870        1,870                    1,431        1,419
 --------     --------                 --------     --------



      240          240                        -            -

        5            5                        -            -

    1,615          508                      178          178
      513            -                        -            -


   (1,588)        (400)                      63           62

       (4)          (4)                       -            -
       (6)         (11)                       -            -
 --------     --------                 --------     --------

      775          338                      241          240
 --------     --------                 --------     --------
 $  3,645     $  2,208                 $  1,672     $  1,659
 ========     ========                 ========     ========

- ------------------------------------------------------------

* "Manufacturing" includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included under the equity method of accounting.
    "Financial Services" includes the Company's wholly-owned subsidiary, Navistar Financial
    Corporation and other wholly-owned finance and insurance subsidiaries. Transactions between
    Manufacturing and Financial Services have been eliminated from the "Navistar International
    Corporation and Consolidated Subsidiaries" columns on the preceding page. The basis of consolidation is described in Note 1 while a summary of eliminations is shown in Note 2.

STATEMENT OF CASH FLOW
                                                   Navistar International Corporation
                                                      and Consolidated Subsidiaries
                                                   -----------------------------------
For the Years Ended October 31                                                         Note
(Millions of dollars)                                 1993        1992        1991     Reference
- ---------------------------------------------------------------------------------------------------
Cash flow from operations
Net income (loss) ...............................   $   (501)   $   (212)   $    (165)
Adjustments to reconcile net income (loss)
  to cash provided by (used in) operations:
  Depreciation and amortization .................         75          77           73
  Supplemental Trust contribution ...............        513           -            -  Note 21
  Equity in earnings of Financial Services,
    net of dividends received ...................          -           -            -
  Allowance for losses on receivables
    and dealer loans ............................         19          24           27
  Increase (decrease) in deferred income tax
    (benefit) expense ...........................       (170)          -            -
  Provision for loss of discontinued operations .          -          65            -  Note 6
  Cumulative effect of changes
    in accounting policy ........................        228           -            -  Notes 4 & 5
  Other, net ....................................        (21)        (55)         (19)
  Change in operating assets and liabilities ....       (108)         74          357  Note 3
                                                    --------    --------     --------
  Cash provided by (used in)
    continuing operations .......................         35         (27)         273
                                                    --------    --------     --------
Cash flow from investment programs
Purchase of retail notes and lease receivables ..       (770)       (659)        (619)
Principal collections on retail notes
  and lease receivables .........................        337         409          310
Sale of retail notes receivables ................        558         249          236  Note 9
Acquisitions (over) under cash collections
  of wholesale notes and accounts receivable ...           -           -            -  Note 3
Purchase of marketable securities ...............       (371)       (248)        (867)
Sales or maturities of marketable securities ....        326         283          958
Capital expenditures ............................       (110)        (55)         (77)
Net increase in property and equipment
  leased to others ..............................        (14)         (4)         (13)
Base Program Trust pre-funding ..................       (300)          -            -  Note 4
Special dividends from Financial Services .......          -           -            -
PBGC settlement - discontinued operations .......          -         (20)           -  Note 6
Other investment programs, net ..................        (43)        (26)          21
                                                    --------    --------     --------
  Cash provided by (used in) investment programs.       (387)        (71)         (51)
                                                    --------    --------     --------
Cash flow from financing activities
Principal payments on long-term debt ............       (117)       (170)        (102)
Net increase (decrease) in short-term debt ......         75        (184)        (413)
Issuance of term debt and notes .................          -           8          118  Note 15
Increase in debt outstanding under
  bank revolving credit facility ................          -         507          220
Net proceeds from issuance of Common Stock ......        492           -            -  Note 21
Dividends paid ..................................          -         (29)         (29)
Repurchase of Class B Common Stock ..............         (2)          -            -
                                                    --------    --------     --------
  Cash provided by (used in) financing activities        448         132         (206)
                                                    --------    --------     --------
Cash and cash equivalents
  Increase (decrease) during the year ...........         96          34           16
  At beginning of the year ......................        325         291          275
                                                    --------    --------     --------
Cash and cash equivalents at end of the year ....   $    421    $    325     $    291
                                                    ========    ========     ========

- -------------------------------------------------------------------------------------

See Notes to Financial Statements.

           Manufacturing*                        Financial Services*
- ------------------------------------     -----------------------------------

   1993          1992         1991           1993         1992         1991
- ----------------------------------------------------------------------------

$    (501)     $   (212)    $  (165)      $     30     $     32     $     37


       69            74          71              6            3            2
      509             -           -              4            -            -

      (10)          (15)          1              -            -            -

       17            19          21              2            5            6
     (174)            -           -              4            3            1

        -            65           -              -            -            -

      228             -           -              9            -            -
      (10)          (41)        (10)           (11)         (15)         (11)
       64           159          34             19          (17)          (3)
 --------      --------    --------       --------     --------     --------

      192            49         (48)            63           11           32
 --------      --------    --------       --------     --------     --------

        -             -           -           (770)        (659)        (619)

        -             -           -            337          409          310
        -             -           -            558          249          236

        -             -           -           (187)         (66)         330
     (296)         (120)       (549)           (75)        (128)        (318)
      240           162         626             86          121          332
     (110)          (55)        (77)             -            -            -

        -             -           -            (14)          (4)         (13)
     (300)            -           -              -            -            -
        -             -          40              -            -            -
        -           (20)          -              -            -            -
      (43)          (14)         20              -          (13)           1
 --------      --------    --------       --------     --------     --------
     (509)          (47)         60            (65)         (91)         259
 --------      --------    --------       --------     --------     --------

      (18)          (11)        (12)           (99)        (159)         (90)
        -             -           -             75         (184)        (444)
        -             8           -              -            -          118

        -             -           -              -          507          220
      492             -           -              -            -            -
        -           (29)        (29)           (33)         (20)         (81)
       (2)            -           -              -            -            -
 --------      --------    --------       --------     --------     --------
      472           (32)        (41)           (57)         144         (277)
 --------      --------    --------       --------     --------     --------

      155           (30)        (29)           (59)          64           14
      222           252         281            103           39           25
 --------      --------    --------       --------     --------     --------
 $    377      $    222    $    252       $     44     $    103     $     39
 ========      ========    ========       ========     ========     ========

- -----------------------------------------------------------------------------

* "Manufacturing" includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included under the equity method of accounting. "Financial Services" includes the Company's wholly-owned subsidiary, Navistar Financial Corporation, and other wholly-owned finance and insurance subsidiaries. Transactions between Manufacturing and Financial Services have been eliminated from the "Navistar International Corporation and Consolidated Subsidiaries" columns on the preceding page. The basis of consolidation is described in Note 1 while a summary of eliminations is shown in Note 2.

STATEMENT OF NON-REDEEMABLE PREFERRED,
PREFERENCE AND COMMON SHAREOWNERS' EQUITY

                                                          Shares Outstanding (In thousands)
                                             ------------------------------------------------------------
                                             Non-Redeemable Convertible
                                             --------------------------
                                               Preferred    Preference
For the Years Ended                              Stock        Stock       Common     Class B
October 31, 1993, 1992 and 1991                 Series G     Series D     Stock      Common     Warrants
- ---------------------------------------------------------------------------------------------------------
Balance at October 31, 1990 .................     4,800        212        25,002           -       22,806

Issuance of Common Stock
  Conversion of Series D preference stock ...         -        (16)            5           -            -
  Restricted stock ..........................         -          -            10           -            -
Repurchase of common stock ..................         -          -            (5)          -            -
Net loss ....................................         -          -             -           -            -
Preferred dividends paid ....................         -          -             -           -            -
Adjustment for excess additional pension
  liability over intangible pension assets ..         -          -             -           -            -
Expiration of warrants ......................         -          -             -           -       (7,972)
Translation adjustments .....................         -          -             -           -            -
                                               --------   --------      --------    --------     --------
Balance at October 31, 1991 .................     4,800        196        25,012           -       14,834

Issuance of Common Stock
  Conversion of Series D preference stock ...         -        (17)            5           -            -
  Restricted stock ..........................         -          -            13           -            -
  Exercise of stock options .................         -          -            23           -            -
  PBGC settlement shares ....................         -          -           357           -            -
Net loss ....................................         -          -             -           -            -
Preferred dividends paid ....................         -          -             -           -            -
Adjustment for excess additional pension
   liability over intangible pension assets .         -          -             -           -            -
Translation adjustments .....................         -          -             -           -            -
                                               --------   --------      --------    --------     --------
Balance at October 31, 1992 .................     4,800        179        25,410           -       14,834

Issuance of Common Stock:
  Public stock offering ...................           -          -        23,600           -            -
  Conversion of Series D preference stock .           -         (1)            -           -            -
  Restricted stock ........................           -          -            10           -            -
  Exercise of stock options ...............           -          -             2           -            -
  Reclassification of NOL (a)..............           -          -             -           -            -
  Class B Common Stock ......................         -          -             -      25,642            -
Repurchase of common stock ..................         -          -            (3)        (96)           -
Stock accumulation fund settlement ..........         -          -           136           -            -
  Net loss .................................          -          -             -           -            -
Preferred dividends declared ................         -          -             -           -            -
Adjustment for excess additional pension
   liability over intangible pension
   assets, net of tax benefit ...............         -          -             -           -            -
Tax benefit on previously recognized
  pension liability .........................         -          -             -           -            -
Expiration of warrants ......................         -          -             -           -       (4,000)
Translation adjustments .....................         -          -             -           -            -
                                               --------   --------      --------    --------     --------
     Balance at October 31, 1993 ............     4,800        178        49,155      25,546       10,834
                                               ========   ========      ========    ========     ========

See Notes to Financial Statements.

(a) Reclassification required as a result of the 1987 deficit reclassification and adoption of SFAS 109 in fiscal 1993.

<CAPITON>


                                           Equity (Millions of dollars)
 ------------------------------------------------------------------------------------------------------------
 Non-Redeemable Convertible                                            Accumulated
 --------------------------    Common                                    Foreign        Common
  Preferred    Preference      Stock                                     Currency       Stock
    Stock        Stock          and         Class B       Retained     Translation      Held In
  Series G      Series D      Warrants      Common        Earnings     Adjustments     Treasury        Total
 ------------------------------------------------------------------------------------------------------------
  $ 240.0       $    5.3      $  521.2      $     -       $   80.9       $   (.9)      $  (31.6)      $ 814.9


        -            (.4)           .4            -              -             -              -             -
        -              -            .4            -              -             -              -            .4
        -              -             -            -              -             -              -             -
        -              -             -            -         (165.0)            -              -        (165.0)
        -              -             -            -          (28.8)            -              -         (28.8)

        -              -             -            -          (44.9)            -              -         (44.9)
        -              -             -            -              -             -              -             -
        -              -             -            -              -            .9              -            .9
 --------       --------      --------     --------       --------      --------       --------      --------
    240.0            4.9         522.0            -         (157.8)            -          (31.6)        577.5


        -            (.4)           .4            -              -             -              -             -
        -              -            .3            -              -             -            (.1)           .2
        -              -           1.7            -              -             -           (1.8)          (.1)
        -              -         (16.0)           -              -             -           22.9           6.9
        -              -             -            -         (212.4)            -              -        (212.4)
        -              -             -            -          (28.8)            -              -         (28.8)

        -              -             -            -            (.8)            -              -           (.8)
        -              -             -            -              -          (4.2)             -          (4.2)
 --------       --------      --------     --------       --------      --------       --------      --------
    240.0            4.5         508.4            -         (399.8)         (4.2)         (10.6)        338.3


        -              -         492.1            -              -             -              -         492.1
        -              -             -            -              -             -              -             -
        -              -            .3            -              -             -              -            .3
        -              -             -            -              -             -              -             -
        -              -         617.6            -         (617.6)            -              -             -
        -              -             -        512.8              -             -              -         512.8
        -              -             -            -              -             -           (2.5)         (2.5)
        -              -          (3.4)           -              -             -            7.6           4.2
        -              -             -            -         (501.0)            -              -        (501.0)
        -              -             -            -          (28.8)            -              -         (28.8)


        -              -             -            -          (79.4)            -              -         (79.4)

        -              -             -            -           38.3             -              -          38.3
        -              -             -            -              -             -              -             -
        -              -             -            -              -            .6              -            .6
 --------       --------      --------     --------       --------      --------       --------      --------
 $  240.0       $    4.5      $1,615.0     $  512.8      $(1,588.3)     $   (3.6)      $   (5.5)     $  774.9
 ========       ========      ========     ========       ========      ========       ========      ========

                       NOTES TO FINANCIAL STATEMENTS
                FOR THE THREE YEARS ENDED OCTOBER 31, 1993

1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). Transportation operates in one principal industry segment, the manufacture and marketing of medium and heavy trucks, including school bus chassis, mid-range diesel engines and service parts in North America and selected export markets. As used hereafter, "Company" refers to Navistar International Corporation and its consolidated subsidiaries.

     In addition to the consolidated financial statements, the Company has elected to provide financial information in a format that presents the operating results, financial condition and cash flow from operations designated as "Manufacturing" and "Financial Services." Manufacturing includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included on a one-line basis under the equity method of accounting. Financial Services includes the Company's wholly-owned subsidiary, Navistar Financial Corporation (Navistar Financial), and other wholly-owned foreign finance and insurance companies. Through the first two quarters of 1992, Financial Services included the results of Harbour Assurance Company (U.K.) Ltd. This subsidiary was sold in July 1992. Navistar Financial's primary business is the retail and wholesale financing of products sold by Transportation and its dealers within the United States and the providing of commercial physical damage and liability insurance to Transportation's dealers and retail customers and to the general public through an independent insurance agency system. Harbour Bermuda's primary business is the insuring of general and product liability risks of Transportation.

     The effects of transactions between Manufacturing and Financial Services have been eliminated to arrive at the consolidated totals. See
Note 2 to the Financial Statements. The distinction between current and long-term assets and liabilities in the Statement of Financial Condition is not meaningful when finance, insurance and manufacturing subsidiaries are combined; therefore, the Company has adopted an unclassified presentation. Certain 1992 and 1991 amounts have been reclassified to conform with the presentation used in the 1993 financial statements.

Cash and Cash Equivalents

     All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper and U.S. government securities, are classified as cash equivalents in the Statement of Financial Condition and Statement of Cash Flow.

Marketable Securities

     Marketable securities are carried at cost or amortized cost which approximates market value.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Inventory

     Inventory is valued at the lower of average cost or market.

Property

     Significant expenditures for replacement of equipment, tooling and pattern equipment, and major rebuilding of machine tools are capitalized. Depreciation and amortization are generally computed on the straight-line basis; gains and losses on property disposal are included in other income and expense.

Research and Development

     Activities related to new product development and major improvements to existing products and processes are expensed as incurred and were $95 million, $90 million and $87 million in 1993, 1992 and 1991, respectively. Engineering expense, as shown in the Statement of Income (Loss), includes certain research and development expenses and routine ongoing costs associated with improving existing products and processes.

Income Taxes

     Under SFAS 109, "Accounting for Income Taxes," recognition of a net deferred tax asset is allowed if future realization is more likely than not. A valuation allowance has been provided for those net operating loss carryforwards which are estimated to expire before they are utilized.

     The tax effect of each item of revenue or expense reported in the Statement of Income (Loss) is recognized in the current period regardless of when the related tax is paid. Because the benefit of net operating loss carryforwards is recognized as a deferred tax asset in the Statement of Financial Condition, the Statement of Income (Loss) includes income taxes calculated at the statutory rate. The amount reported does not represent cash payment of income taxes except for certain state income and federal withholding taxes which are not material. On the Statement of Financial Condition, the deferred tax asset is reduced by the amount of deferred tax expense or increased by a deferred tax benefit recorded during the year.

     The Company files a consolidated federal income tax return which includes all its U.S. subsidiaries. Federal income tax for each U.S. subsidiary is computed separately and is payable to the Company. See Note 5 to the Financial Statements and the Income Tax section of Management's Discussion and Analysis.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Revenue on Receivables

     Finance charges on retail notes and finance leases are recognized as income by Navistar Financial over the term of the receivables on the accrual basis utilizing the actuarial method. Interest from interest-bearing notes and accounts is recognized on the accrual basis. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs.

Losses on Receivables

     The allowance for losses on receivables is maintained at an amount management considers appropriate in relation to the outstanding receivables portfolio. Receivables are charged to the allowance for losses when they are determined to be uncollectible.

Receivable Sales

     Navistar Financial sells and securitizes receivables to public and private investors with limited recourse and continues to service the receivables, for which a servicing fee is received from the investors.

Insurance Premiums and Loss Reserves

     Premiums and underwriting costs of insurance operations are recognized on a pro-rata basis over the terms of the policies.

     Underwriting losses and outstanding loss reserve balances are based on individual case estimates of the ultimate cost of settlement, including actual losses, and determinations of amounts required for losses incurred but not reported.

Changes in Accounting Policy

     In the third quarter of fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) retroactive to November 1, 1992. As required, previously reported first and second quarter results for 1993 and earnings per share have been restated for the effects of the changes in accounting policy. See Notes 4, 5 and 23 to the Financial Statements.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   FINANCIAL STATEMENT ELIMINATIONS

     The consolidated columns of the financial statements represent the summation of Manufacturing and Financial Services after intercompany transactions between Manufacturing and Financial Services have been eliminated. The following are the intercompany amounts which have been eliminated to arrive at the consolidated financial statements. The presence or absence of brackets indicates reductions or additions, respectively, necessary to compute the consolidated amounts.


STATEMENT OF INCOME (LOSS)

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Sales and revenues, Financial Services ....   $  (42)  $  (40)  $  (41)
                                              ======   ======   ======

Costs and expenses
  Financing charges on sold receivables ...   $  (42)  $  (40)  $  (41)
                                              ======   ======   ======
Income before income taxes,
  Financial Services ......................   $  (61)  $  (52)  $  (60)
                                              ======   ======   ======

STATEMENT OF FINANCIAL CONDITION

Millions of dollars                            1993     1992
- --------------------------------------------------------------
Receivables, net ..........................   $  (16)  $    -
Equity in Financial Services subsidiaries .     (241)    (240)
                                              ------   ------
Total assets ..............................   $ (257)  $ (240)
                                              ======   ======

Accounts payable ..........................   $  (16)  $    -
Shareowner's equity, Financial Services ...     (241)    (240)
                                              ------   ------
Total liabilities and shareowners' equity .   $ (257)  $ (240)
                                              ======   ======

STATEMENT OF CASH FLOW

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Cash and cash equivalents
  provided by (used in):
    Operations ............................   $ (220)  $  (87)  $  289
    Investment programs ...................      187       67     (370)
    Financing activities ..................       33       20      112
                                              ------   -------  ------
Increase during the year
  in cash and cash equivalents ............   $    -   $    -   $   31
                                              ======   ======   ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


3.   INFORMATION RELATED TO THE STATEMENT OF CASH FLOW

     The following provides information related to the change in operating assets and liabilities included in cash and cash equivalents provided by (used in) operations:

Millions of dollars                            1993     1992     1991
- -----------------------------------------------------------------------
MANUFACTURING
  (Increase) decrease in receivables .....    $    7   $ (111)  $   45
  (Increase) decrease in inventories .....       (51)     (37)      13
  (Increase) in prepaid
    and other current assets .............       (10)      (9)       -
  Increase (decrease) in accounts payable.       106      190     (100)
  Increase in accrued liabilities ........        12      126       76
                                              ------   ------   ------

  Manufacturing change in operating
    assets and liabilities ...............        64      159       34
                                              ------   ------   ------
FINANCIAL SERVICES
  (Increase) decrease in receivables .....         2        8       (3)
  Increase (decrease) in accounts payable
    and accrued liabilities ..............        17      (25)       -
                                              ------   ------   ------
  Financial Services change
    in operating assets and liabilities ..        19      (17)      (3)
                                              ------   ------   ------

Eliminations/reclassifications (a) .......      (191)     (68)     326
                                              ------   ------   ------

Change in operating assets and liabilities    $ (108)  $   74   $  357
                                              ======   ======   ======


(a) Eliminations and reclassifications to the Statement of Cash Flow primarily consist of "Acquisitions (over) under cash collections" relating to Navistar Financial's wholesale notes and accounts. These amounts are included on a consolidated basis as a change in operating assets and liabilities under cash flow from operations which differs from the Financial Services classification in which net changes in wholesale notes and accounts are classified as cash flow from investment programs. In 1991, this amount included $300 million of proceeds from Navistar Financial's initial offering of pass-through certificates backed by certain wholesale notes receivable.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS

     The Company provides postretirement benefits to substantially all of its employees. Expenses associated with postretirement benefits include pension expense for employees, retirees and surviving spouses, and postretirement health care and life insurance coverage for employees, retirees, surviving spouses and dependents. These costs are segregated as a separate component in the Statement of Income (Loss) and are as follows:

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Pension expense ...........................   $  107   $  109   $  101
Health/life insurance .....................      102      146      138
                                              ------   ------   ------
Total postretirement benefits expense .....   $  209   $  255   $  239
                                              ======   ======   ======

     On the Statement of Financial Condition the postretirement benefits liability of $1,370 million includes $600 million for pension and $770 million of liabilities for postretirement health care and life insurance benefits.

     Generally, the pension plans are non-contributory with benefits related to an employee's length of service and compensation rate. The Company's policy is to fund its pension plans in accordance with applicable government regulations and to make additional payments as funds are available to achieve full funding of the vested accumulated benefit obligation. The pension plans vary in the extent to which they are funded, but for plan years which ended during the current fiscal year, all legal funding requirements have been met. Plan assets are invested primarily in dedicated portfolios of long-term fixed income securities.

     In addition to providing pension benefits, the Company provides health care and life insurance for a majority of its retired employees in the United States (U.S.) and Canada. For most retirees in the U.S., these benefits are defined by the terms of an agreement between the Company and its employees, retirees and collective bargaining organizations (the Settlement Agreement) which provides such benefits (the Plan). The Plan, which was implemented on July 1, 1993, provides for cost sharing between the Company and retirees in the form of premiums, co-payments and deductibles. A Base Program Trust has been established to provide a vehicle for funding of the health care liability through Company contributions and retiree premiums. A separate independent Retiree Supplemental Benefit Program was also established, which included a Company contribution of Class B Common Stock valued at $513 million, to potentially reduce retiree premiums, co-payments and deductibles and provide additional benefits in the future.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Pension Expense

     Net pension expense included in the Statement of Income (Loss) is composed of the following:

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Service cost-benefits
  earned during the period ................   $   27   $   25   $   20
Interest on projected benefit obligation ..      220      219      221
Other pension costs .......................       43       54       54
Less expected return on assets ............     (183)    (189)    (194)
                                              ------   ------   ------
Net pension expense .......................   $  107   $  109   $  101
                                              ======   ======   ======

Actual return on assets ...................   $  427   $  218   $  329


     "Other pension costs" in the above table include principally the amortization of the net transition obligation and amortization of the cost of plan amendments. The net transition obligation of $467 million is being amortized on a straight-line basis over 15 years through the year 2002. The costs of plan amendments resulting from negotiated contracts are amortized principally over the average remaining service life of active employees.

     The determination of the projected benefit obligation is based on actuarial assumptions and discount rates that reflect the current level of interest rates. The return on assets is based on long-term expectations. Annual differences between such expectations and actual experience are deferred unless the cumulative amount exceeds a specified level. As of October 31, 1993, the cumulative actual returns on plan assets exceeded cumulative expected returns by $434 million. As a result of accumulated reductions in the discount rate and net actuarial losses, the actual projected benefit obligation exceeds the expected liability by $720 million.

Pension Assets and Liabilities

     Included in the Statement of Financial Condition is an additional pension liability based on the excess of accumulated benefit obligations over the fair value of assets of the Company's underfunded pension plans and an intangible asset representing previously incurred pension costs not yet expensed. The difference between the additional liability and the intangible asset represents net accumulated gains and losses from actuarial valuations, investment experience and changes in assumptions. This difference resulted in accumulated charges to equity of $142 million, net of deferred income tax benefits of $87 million, and $101 million as of October 31, 1993 and 1992, respectively. The charge to equity in fiscal 1993 is reflected net of taxes following the adoption of SFAS 109, "Accounting for Income Taxes." See Note 5 to the Financial Statements.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities (continued)

     The funded status of the Company's plans as of October 31, 1993 and 1992, and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                                   Plans in Which        Plans in Which
                                   Assets Exceed      Accumulated Benefits
                                Accumulated Benefits     Exceed Assets
                                --------------------- --------------------
Millions of dollars                1993       1992       1993       1992
- --------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits ...........   $    (87)  $    (71)  $ (2,618)  $ (2,235)
  Non-vested benefits .......         (4)        (6)      (213)      (204)
                                --------   --------   --------   --------
    Accumulated benefit
      obligation ............        (91)       (77)    (2,831)    (2,439)
  Effect of projected future
    compensation levels .....         (6)        (6)       (40)       (58)
                                --------   --------   --------   --------
Projected benefit obligation.        (97)       (83)    (2,871)    (2,497)
Plan assets at fair value ...        122         98      2,262      2,070
                                --------   --------   --------   --------
Funded status at October 31 .         25         15       (609)      (427)
Unamortized pension costs:
    Net losses ..............         26         38        260        151
    Prior service costs .....          1          1         49         54
    (Asset) liability at
      date of transition ....         (1)        (2)       301        324
Adjustment for the
  minimum liability .........          -          -       (570)      (471)
                                --------   --------   --------   --------
Net asset (liability) .......   $     51   $     52   $   (569)  $   (369)
                                ========   ========   ========   ========

     As shown above, for all plans, the sum of the $51 million net asset and the $569 million net liability was $518 million and is the amount recognized in the Statement of Financial Condition at October 31, 1993. This total includes $82 million of prepaid pension assets representing advance contributions to certain plans, and $600 million of net pension liabilities included in the $1,370 million postretirement benefits liability on the Statement of Financial Condition.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities (continued)

     The weighted average actuarial assumptions used in determining pension costs and the projected benefit obligation were:

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------

Discount rate used to determine
  present value of projected benefit
  obligation ...............................    7.3%     8.8%     9.1%
Expected long-term rate of return
  on plan assets ...........................    8.8%     9.2%    10.1%
Expected rate of increase
  in future compensation levels ............    3.5%     5.5%     5.5%


     The Company uses a weighted average discount rate based on the internal rate of return on its dedicated portfolio of high-quality bonds and an estimated yield available on high-quality fixed income securities which could be purchased to effectively settle the remaining portion of the obligation. The decrease in the discount rate to 7.3% in 1993 from 8.8% in 1992 reflects the decline in long-term interest rates during the past year. The Company also reduced the assumption for future salary increases from 5.5% to 3.5% to reflect current expectations.

Other Postretirement Benefits

     The Company adopted SFAS 106 for its U.S. and Canadian plans in the third quarter of fiscal 1993, retroactive to November 1, 1992. The Company elected to recognize the SFAS 106 transition obligation as a one-time non-cash charge to earnings. The cumulative effect of this change in accounting policy, as of November 1, 1992, was $729 million, net of a deferred income tax benefit of $420 million. Prior years have not been restated. The $228 million cumulative charge for the changes in accounting policy reported on the Statement of Income (Loss) includes the $729 million charge from the adoption of SFAS 106 which was partially offset by the $501 million benefit from the adoption of SFAS 109, as discussed in Note 5 to the Financial Statements.

     The Company's previous practice was to expense other postretirement benefits on a pay-as-you-go basis. The effect of adopting SFAS 106 in 1993 was an increase in annual expense of $41 million, or $25 million net of tax. The adoption of SFAS 106 does not affect cash flow, but it does change the timing of the recognition of costs. SFAS 106 requires the accrual of the expected cost of providing postretirement benefits during employees' active service periods.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits (continued)

     The components of expense under SFAS 106 for postretirement benefits other than pensions that are included in the Statement of Income (Loss) for 1993 include the following:

Millions of dollars                                             1993
- ---------------------------------------------------------------------
Service cost - benefits earned during the year ....            $   12
Interest cost on the accumulated benefit obligation                91
Expected return on assets .........................                (1)
                                                               ------
Total postretirement benefits other than pensions .            $  102
                                                               ======

     The funded status of postretirement benefits other than pensions as of October 31, 1993, is as follows:

Millions of dollars                                             1993
- ---------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
Retirees and their dependents  ....................           $  (765)
Active employees eligible to retire ...............              (163)
Other active participants .........................              (176)
                                                              -------
Total APBO ........................................            (1,104)
Plan assets at fair value .........................               302
                                                              -------
APBO in excess of plan assets .....................              (802)
Unrecognized net (gain)/loss ......................                32
                                                              -------
Net liability .....................................           $  (770)
                                                              =======

     During fiscal 1993, the Company pre-funded $300 million of this liability from the partial proceeds of a public offering of Common Stock. According to the terms of the Settlement Agreement, the Company was required to fund at least $100 million of this liability prior to January 1, 1994. Further, the Company will be required to make additional pre-funding contributions to the liability on or prior to July 1, 1998, such that the total of all pre-funding contributions will equal the total net proceeds from all sales of Common Stock through such date, but not to exceed $500 million. Additionally, the Company is required to annually pre-fund an amount equal to annual service cost. Under the terms of the Settlement Agreement, these funds will be used to pay a portion of current benefits; the remainder to be invested primarily in equities with an expected return of 9%.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits (continued)

     The discount rate used to determine the accumulated postretirement benefit obligation at October 31, 1993, was 7.5%, based on estimated income on high-quality fixed income securities which could be purchased to effectively settle the obligation. As interest rates have declined, inflation rates and their effect on future health care cost trend rates have been contained and are experiencing a downward trend. Combined with internal containment programs and the government program on national health care, the period to reach an ultimate ongoing inflation rate may also shorten. For 1994, the weighted average rate of increase in the per capita cost of covered medical benefits is projected to be 10.5% for participants under the age of 65 and 8.5% for participants age 65 or over. The rate of increase for drugs is projected to be 11.5% for all participants. The rates are projected to decrease on an annual basis to 5% in the year 2003 and remain at that level each year thereafter. If the cost trend rate assumptions were increased by one percentage point for each year, the accumulated postretirement benefit obligation would increase by approximately $120 million and the associated expense recognized for the year ended October 31, 1993 would increase by an estimated $13 million. Conversely, a decrease in the cost trend rate would lower the accumulated postretirement benefit obligation and the associated expense.

5.   INCOME TAXES

     During the third quarter of 1993, the Company adopted SFAS 109, "Accounting for Income Taxes," with retroactive application to November 1, 1992. The cumulative effect of SFAS 109 was an increase in net income of $501 million. The impact on the current year operations was a benefit of $170 million. Under provisions of SFAS 109, prior years have not been restated. The $228 million cumulative charge for the changes in accounting policy reported on the Statement of Income (Loss) includes the $501 million benefit from the adoption of SFAS 109, offset by the $729 million charge from the adoption of SFAS 106, as discussed in Note 4 to the Financial Statements. Under SFAS 109, deferred tax assets and liabilities are generally determined based on the differences between the amounts included in the financial statements and the valuation of those assets and liabilities under tax laws. Recognition of a deferred tax asset is allowed if future realization is more likely than not.

     The Income Tax section of Management's Discussion and Analysis includes disclosures related to the determination of the amount of the net deferred tax asset included on the Statement of Financial Condition.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

     The income tax benefit (expense) for the years ended October 31 is as follows:

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Tax benefit (expense) on income (loss)
  of continuing operations:
    Manufacturing ..........................  $  190   $   18   $   20
    Financial Services .....................     (22)     (20)     (23)
                                              ------   ------   ------
Total income tax benefit (expense)
  of continuing operations .................  $  168   $   (2)  $   (3)
                                              ======   ======   ======

     Taxes on income (loss) of continuing operations are analyzed by categories, as follows:

Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Current state and local ....................  $   (2)  $   (2)  $   (3)
                                              ------   ------   ------
Deferred:
  Federal ..................................     149        -        -
  State and local ..........................      21        -        -
                                              ------   ------   ------
    Total deferred .........................     170        -        -
                                              ------   -------  ------
Total income tax benefit (expense) .........  $  168   $   (2)  $   (3)
                                              ======   ======   ======

     The relationship of tax benefit to the loss of continuing operations for 1993 differs from the U.S. statutory rate (35%) because of state income taxes. The effective income tax rate for 1992 and 1991 differs from the U.S. statutory rate because of the benefit of net operating loss carryforwards (NOLs) in the United States and foreign countries.

     Undistributed earnings of foreign subsidiaries were $15 million at October 31, 1993. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation, and U.S. tax would be substantially offset by utilization of NOL carryforwards.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

     The components of the deferred tax asset (liability), in millions of dollars, are as follows:

                                                   October 31,1993
                                                   ---------------
United States
- -------------
Deferred tax assets:
  Net operating loss carryforwards  ............            $  916
  Accrued liabilities:
    Product liability ..........................      71
    Warranty ...................................      37
    Employee related costs .....................      38
    Other ......................................      96       242
                                                    ----
  Postretirement benefits:
    Health care and life insurance .............     271
    Pensions ...................................      87       358
                                                    ----    ------
      Total deferred tax assets ................             1,516
                                                            ------
Deferred tax liabilities:
  Prepaid pension assets .......................               (19)
  Depreciation - property, plant and equipment .               (41)
                                                            ------

      Total deferred tax liabilities ...........               (60)
                                                           -------
      Total ....................................             1,456
Less valuation allowance .......................              (278)
                                                           -------
      Net deferred tax asset ...................           $ 1,178
                                                           =======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)
                                                       October 31,1993
                                                       ---------------
Foreign
- -------
Deferred tax assets:
  Net operating loss carryforwards ............            $    11
  Postretirement benefits .....................                 16
                                                           -------

      Total deferred tax assets ...............                 27
                                                           -------

Deferred tax liabilities:
  Prepaid pension assets ......................                (16)
                                                           -------
      Total deferred tax liabilities ..........                (16)
                                                           -------

      Total ...................................                 11
Less valuation allowance ......................                (27)
                                                           -------

      Net deferred tax liabilities ............            $   (16)
                                                           =======

     A valuation allowance has been provided for those net operating loss carryforwards and temporary differences which are estimated to expire before they are utilized. Because the foreign tax carryforward period is relatively short, a full allowance has been provided against the total deferred tax assets. The valuation allowance decreased $6 million during 1993 resulting from recognizing tax benefits from the utilization of NOL carryforwards attributable to 1993 foreign operating income and fluctuations in foreign exchange rates.

     SFAS 109 requires that individual tax paying entities of the Company offset all deferred tax assets and liabilities within each tax jurisdiction and present them in a single amount in the Statement of Financial Condition. Amounts in different tax jurisdictions cannot be offset against each other. Accordingly, the U.S. deferred tax asset is shown on the Statement of Financial Condition as a deferred tax asset, whereas the foreign deferred tax liability is included in the amount shown for other long-term liabilities.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

     At October 31, 1993, the Company had $2,410 million of domestic and $27 million of foreign NOL carryforwards available to offset future taxable income. Such carryforwards reflect deductions taken in previously filed income tax returns and will expire as follows, in millions of dollars:


                1997 ..............................      $  312
                1998 ..............................         391
                1999 ..............................          42
                2000 ..............................         300
                2001 ..............................         143
                2002 ..............................          47
                2004 ..............................         234
                2005 ..............................           7
                2006 ..............................         126
                2007 ..............................          41
                2008 ..............................         794
                                                         ------
                    Total .........................      $2,437
                                                         ======

     Additionally, the estimated reversal of net temporary differences of $1,465 million as of October 31, 1993, will create net tax deductions which, if not utilized previously, will expire subsequent to 2008, as indicated, in millions of dollars:

  Estimated Year                                  Estimated Year
  of Reversal                         Amount      of Expiration
  --------------                      ------      --------------

  United States:
    1994 ........................     $  316      2009
    1995 ........................          4      2010
    1996 ........................         33      2011
    1997-2001 ...................        241      2012 - 2016
    2002 and thereafter .........        828      2017 and thereafter
                                      ------

      Total U.S. ................      1,422
                                      ------
  Canada
    2000 and thereafter .........         43      2008 and thereafter
                                      ------

      Total Canada ..............         43
                                      ------
                                      $1,465
                                      ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


6.   DISCONTINUED OPERATIONS

     A provision of $65 million was recorded in the third quarter of 1992 as a loss of discontinued operations for the settlement of litigation commonly referred to as the Wisconsin Steel Pension Plan Cases. The court held Transportation liable for pension liabilities to former employees of the Wisconsin Steel Division prior to its sale to EDC Holding Company in 1977. Under the terms of the settlement, the Company paid the Pension Benefit Guaranty Corporation (PBGC) $20 million, issued to the PBGC 357,000 shares of Navistar International Corporation Common Stock and delivered to the PBGC an eight percent ten-year note with a face amount of $36.6 million and maturing August 15, 2002.


7.   EARNINGS APPLICABLE TO COMMON STOCK

     For computation of earnings per share, income (loss) applicable to common stock is determined as follows:



Millions of dollars                            1993     1992     1991
- ----------------------------------------------------------------------
Income (loss) of continuing operations ...   $ (273)  $ (147)  $ (165)
Preferred dividend requirements
  on Series G preferred stock ............      (29)     (29)     (29)
                                             ------   ------   ------
Income (loss) of continuing operations
  applicable to common stock .............     (302)    (176)    (194)

Loss of discontinued operations ..........        -      (65)       -
                                             ------   ------   ------
Income (loss) before cumulative effect
  of changes in accounting policy
  applicable to common stock .............     (302)    (241)    (194)
Cumulative effect of changes
  in accounting policy ...................     (228)       -        -
                                             ------   ------   ------
Net income (loss)
  applicable to common stock .............   $ (530)  $ (241)  $ (194)
                                             ======   ======   ======

     Earnings per share are calculated based on the weighted average number of Common and Class B Common shares outstanding of 34.9, 25.3 and
25.1 million for the years ended October 31, 1993, 1992 and 1991, respectively.

     In December 1992, the Company suspended dividends on its Series G preferred stock. In October 1993, subsequent to the implementation of the Plan and completion of the public offering of Common shares, the Company announced that payment of these dividends would be resumed. Dividends in arrears will be paid on December 15, 1993 to shareowners of record as of December 5, 1993.

         PAGE 41
                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


7.   EARNINGS APPLICABLE TO COMMON STOCK (continued)

     Income (loss) per common share assuming full dilution has not been presented because the Series G Preferred Stock did not have a dilutive effect for the years presented.

     All references to the number of shares of Common and Class B Common stock have been adjusted to reflect the one-for-ten reverse stock split on a retroactive basis which occurred on July 1, 1993.


8.   MARKETABLE SECURITIES

     Marketable securities at October 31 are as follows:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Corporate and other securities ...................   $    9   $    9
  U.S. government securities .......................       76       19
                                                       ------   ------
    Manufacturing marketable securities ............       85       28
                                                       ------   ------
FINANCIAL SERVICES
  Corporate securities .............................       18       29
  U.S. government and federal agency securities ....       70       61
  Mortgage and asset-backed securities .............       36       39
  Foreign government securities ....................        9       14
                                                       ------   ------

    Financial Services marketable securities .......      133      143
                                                       ------   ------
Total marketable securities ........................   $  218   $  171
                                                       ======   ======

     Additional information related to the Financial Services' marketable securities carried at amortized cost at October 31, all of which are held by insurance affiliates, is as follows:
                                              1993
                        -------------------------------------------------
                                                         Gross
                                           Amortized   Unrealized   Fair
                                              Cost       Gains      Value
Millions of dollars
- -------------------------------------------------------------------------
Corporate securities ...................     $   18     $    1     $   19
U.S. government
  and federal agency securities ........         70          5         75
Mortgage and asset-backed securities ...         36          1         37
Foreign government securities ..........          9          -          9
                                             ------     ------     ------

Total Financial Services
  marketable securities ................     $  133     $    7     $  140
                                             ======     ======     ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


8.   MARKETABLE SECURITIES (Continued)

                                              1992
                        -------------------------------------------------
                                                         Gross
                                           Amortized   Unrealized   Fair
                                              Cost       Gains      Value
Millions of dollars
- --------------------------------------------------------------------------
Corporate securities ...................     $   29     $    1     $   30
U.S. government
 and federal agency securities .........         61          2         63
Mortgage and asset-backed securities ...         39          1         40
Foreign government securities ..........         14          -         14
                                             ------     ------     ------
Total Financial Services
  marketable securities ................     $  143     $    4     $  147
                                             ======     ======     ======


     Contractual maturities of Financial Services' marketable debt securities at October 31, 1993 are as follows:

                                                       Amortized    Fair
Millions of dollars                                       Cost      Value
- --------------------------------------------------------------------------
Due in one year or less ................                $     6    $     6
Due after one year through five years ..                     62         65
Due after five years through ten years .                     26         28
Due after ten years ....................                      3          3
                                                        -------    -------
                                                             97        102
  Mortgage and asset-backed securities .                     36         38
                                                        -------    -------
    Total debt securities ..............                $   133    $   140
                                                        =======    =======

     Proceeds from sales or maturities of investments in debt securities were $86 million during 1993 and $121 million during 1992. Gross gains of $6 million and $4 million were realized on such sales or maturities in 1993 and 1992, respectively. There were gross losses of $2 million in 1993 and 1992.

     At October 31, 1993 and 1992, Financial Services had $27 million and $20 million, respectively, of marketable securities on deposit with various state departments of insurance or otherwise restricted as to use. These securities are included in total marketable securities balances at October 31, 1993 and 1992.

         PAGE 43
                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)

9.  RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Customers ........................................   $  147   $  151
  Allowance for losses .............................      (24)     (20)
                                                       ------   ------

    Manufacturing receivables, net .................      123      131
                                                       ------   ------
FINANCIAL SERVICES
  Retail notes and lease financing .................      831      971
  Wholesale notes ..................................      259      128
  Accounts receivable ..............................      275      216
  Amounts due from sales of receivables ............       76       41
  Reinsurance balance receivables ..................        5        6
                                                       ------   ------
  Total accounts and notes receivables .............    1,446    1,362

  Allowance for losses .............................      (13)     (14)
                                                       ------   ------
    Financial Services receivables, net ............    1,433    1,348
                                                       ------   ------

    Eliminations ...................................      (16)       -
                                                       ------   ------
Total receivables, net .............................   $1,540   $1,479
                                                       ======   ======

     The allowance for losses of Manufacturing includes amounts associated with receivables financed by the Financial Services' subsidiaries and receivables on products sold to distributors in export markets.

Financial Services

     Navistar Financial purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from Transportation's operations in the United States.

     A portion of Navistar Financial's funding for retail and wholesale notes comes from sales of those receivables by Navistar Financial to third parties with limited recourse. Proceeds from sales of receivables were $1,741 million in 1993, $1,285 million in 1992 and $1,470 million in 1991.
Uncollected sold receivable balances totalled $839 million and $533 million as of October 31, 1993 and 1992, respectively. A portion of the receivables is sold by Navistar Financial to third parties with recourse. Navistar Financial's maximum exposure under all receivable sale recourse provisions at October 31, 1993 is $130 million which includes holdback reserves of $69 million, subordinated retained interest in securitized receivable sales of $54 million and $6 million of certain cash deposits established as a result of the securitized receivables recourse provisions.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)

9.  RECEIVABLES (continued)

     Contractual maturities of notes and lease financing outstanding at October 31, 1993, are summarized as follows. Prepayments may cause the average actual life to be shorter.

                           Retail Notes and    Wholesale     Accounts
Millions of dollars         Lease Financing      Notes      Receivable
- ----------------------------------------------------------------------
Gross finance
  receivables due in:

    1994 ................      $   337         $   145       $   275
    1995 ................          249             114             -
    1996 ................          173               -             -
    1997 and thereafter .          165               -             -
                               -------         -------       -------
      Gross finance
        receivables .....          924             259           275
Unearned finance charges.           93               -             -
                               -------         -------       -------

Total finance receivables      $   831         $   259       $   275
                               =======         =======       =======

10.  INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
Finished products ..................................   $  196   $  180
Work in process ....................................       73       67
Raw materials and supplies .........................      142      118
                                                       ------   ------

Total inventories ..................................   $  411   $  365
                                                       ======   ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


11.  PROPERTY

     At October 31, property includes the following:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Land ............................................    $    8   $    8
                                                       ------   ------
  Buildings, machinery and equipment at cost:
    Plants ........................................     1,087      995
    Distribution ..................................        72       72
    Other .........................................        82       76
                                                       ------   ------

      Subtotal ....................................     1,241    1,143
                                                       ------   ------
    Total property  ...............................     1,249    1,151
    Less accumulated depreciation
      and amortization ............................      (641)    (588)
                                                       ------   ------
      Manufacturing property, net .................       608      563
                                                       ------   ------

FINANCIAL SERVICES
  Total property ..................................        34       24
  Less accumulated depreciation
    and amortization ..............................        (6)      (5)
                                                       ------   ------

    Financial Services property, net ..............        28       19
                                                       ------   ------

Total property and equipment, net .................    $  636   $  582
                                                       ======   ======


     Included in the gross property of Manufacturing is property under capitalized lease obligations of $28 million at October 31, 1993, and $54 million at October 31, 1992.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


12.  LEASES

     The Company has long-term noncancellable leases for use of various equipment and facilities. Lease terms are generally for 5 to 25 years and in many cases provide for renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance.

     The Company leases office buildings, distribution centers, furniture and equipment, machinery and equipment and computer equipment. Total operating lease expense was $35 million in 1993, 1992 and 1991. Income received from sublease rentals was $6 million in 1993, 1992 and 1991.

     At October 31, 1993, consolidated future minimum lease payments required under capital and noncancellable operating leases having lease terms in excess of one year are as follows:

                                               Capital       Operating
Millions of dollars                            Leases         Leases
- ----------------------------------------------------------------------
1994 .....................................      $    4        $   23
1995 .....................................           4            24
1996 .....................................           3            25
1997 .....................................           3            23
Thereafter ...............................          13           126
                                                ------        ------

Total minimum payments ...................      $   27        $  221
                                                              ======
Less imputed interest ....................          (8)
                                                ------
  Present value of minimum lease payments.      $   19
                                                ======

  Future income from subleases ...........                    $   39
                                                              ======

         PAGE 47
                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


13.  ACCOUNTS PAYABLE

     Major classifications of accounts payable at October 31 are as follows:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Trade ............................................   $  669   $  577
  Other ............................................        1        4
                                                       ------   ------
    Manufacturing accounts payable .................      670      581
                                                       ------   ------

FINANCIAL SERVICES
  Other ............................................       63       56
  Manufacturing ....................................       22        -
                                                       ------   ------
    Financial Services accounts payable ............       85       56
                                                       ------   ------

Eliminations .......................................      (16)       -
                                                       ------   ------
Total accounts payable .............................   $  739   $  637
                                                       ======   ======

14.  ACCRUED LIABILITIES

     Major classifications of accrued liabilities at October 31 are as follows:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Employee related benefits ........................   $   35   $   51
  Product liability and warranty ...................      108       94
  Payroll and commissions ..........................       59       67
  Taxes ............................................       27       25
  Dividends declared ...............................       29        -
  Interest  ........................................        4        4
  Other ............................................      133      127
                                                       ------   ------
    Manufacturing accrued liabilities ..............      395      368
                                                       ------   ------

FINANCIAL SERVICES
  Interest .........................................       14       20
  Taxes ............................................        5        5
  Product liability ................................        2        2
  Other ............................................        3        6
                                                       ------   ------
    Financial Services accrued liabilities .........       24       33
                                                       ------   ------
Total accrued liabilities ..........................   $  419   $  401
                                                       ======   ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  DEBT

Short-Term Debt

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Notes payable
    and current maturities of long-term debt.......    $   25   $   15
                                                       ------   ------
FINANCIAL SERVICES
  Bank borrowings .................................        75        -
  Current maturities of long-term debt ............        80       99
                                                       ------   ------
    Financial Services short-term debt ............       155       99
                                                       ------   ------
Total short-term debt .............................    $  180   $  114
                                                       ======   ======

Long-Term Debt

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  8 5/8% Sinking Fund Debentures, due 1995 .........   $    9   $   15
  6 1/4% Sinking Fund Debentures, due 1998  ........       11       14
  9% Sinking Fund Debentures, due 2004 .............       75       83
  8% Secured Note, due 2002 ........................       37       37
  Capitalized leases ...............................       15       19
  Other ............................................        3        4
                                                       ------   ------
    Manufacturing long-term debt ...................      150      172
                                                       ------   ------

FINANCIAL SERVICES
  Senior Debentures and Notes
    7 1/2%, due 1994 ...............................        -       75
    9.35% to 9.75%, medium-term, due 1994 to 1996 ..      217      222
    Bank revolver, variable rate, due November 1995       727      727
                                                       ------   ------
      Total senior debt ............................      944    1,024

  Subordinated Debentures, 11.95%, due December 1995      100      100

  Unamortized discount .............................        -       (5)
                                                       ------   ------
    Financial Services long-term debt ..............    1,044    1,119
                                                       ------   ------
Total long-term debt ...............................   $1,194   $1,291
                                                       ======   ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  DEBT (continued)

Long-Term Debt (continued)

     The aggregate annual maturities and sinking fund requirements for long-term debt for the years ended October 31 are as follows:

                                                        Financial
Millions of dollars                     Manufacturing   Services   Total
- ------------------------------------------------------------------------
1995 ................................       $ 23          $100      $123
1996 ................................         18           944       962
1997 ................................         17             -        17
1998 ................................         17             -        17
Thereafter ..........................         75             -        75

Weighted average interest rate on
  total debt including short-term debt
  and the effect of discounts and
  related amortization ...............       8.7%          6.6%      6.9%


     Manufacturing's eight percent secured note, due 2002, is secured by certain plant assets.

     At October 31, 1993, Navistar Financial had contractually committed facilities of $1,327 million consisting of a bank revolving credit facility of $727 million and a retail notes receivable purchase facility of $600 million. In April 1993, Navistar Financial amended and restated the credit and purchase facility agreements extending the maturity date of these facilities to November 15, 1995. The amended and restated credit facility granted security interests in substantially all of Navistar Financial's assets, provided for a reduction in the credit facility commitment in the amount of 50% of any new senior debt issued after April 30, 1993 with a term of three years or longer and permitted Navistar Financial to declare a special dividend to Transportation not to exceed $20 million upon implementation of the Plan.

     Unused commitments under the credit and purchase facilities were $157 million, $75 million of which was used to back short-term bank borrowings at October 31, 1993. The remaining $82 million, when combined with unrestricted cash and cash equivalents, made $105 million available for the general business purposes of Navistar Financial at October 31, 1993. Compensating cash balances are not required under the revolving credit facility, but commitment fees are paid on the unused portions of the bank revolving credit and retail notes receivable purchase facilities.
Navistar Financial also pays a facility fee on the $600 million retail notes receivable purchase facility.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  DEBT (continued)

Long-Term Debt (continued)

     Navistar Financial has two wholly-owned subsidiaries, Navistar Financial Retail Receivables Corporation (NFRRC) and Navistar Financial Securities Corporation (NFSC), which have a limited purpose of purchasing retail and wholesale receivables, respectively, and transferring an undivided ownership interest in such notes to investors in exchange for pass-through notes and certificates. These subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to Navistar Financial or affiliated companies.

     At October 31, 1993, NFSC had in place a $300 million revolving wholesale note sales trust providing for the continuous sale of wholesale notes on a daily basis. The sales trust is comprised of three $100 million pools of notes maturing serially from 1997 to 1999.

     On September 16, 1993, NFRRC filed a shelf registration with the Securities and Exchange Commission providing for the issuance from time to time of $1 billion of asset-backed securities. On November 10, 1993, Navistar Financial sold $335 million of retail notes to NFRRC which, in turn, sold to investors $323 million of notes and $12 million of certificates issued by an owner trust. The net proceeds of $334 million were used by Navistar Financial for general working capital purposes and to establish a $25 million reserve account with the trust.

     On November 16, 1993, Navistar Financial sold $100 million of 8 7/8% Senior Subordinated Notes due 1998 and used the proceeds to redeem its 11.95% Subordinated Debentures due December 1995. Navistar Financial will also redeem its 7 1/2% Senior Debentures due January 1994 on December 15, 1993.

     Consolidated interest payments were $91 million, $92 million and $97 million in 1993, 1992 and 1991, respectively.


16.  OTHER LONG-TERM LIABILITIES

     Major classifications of other long-term liabilities at October 31 are as follows:

Millions of dollars                                     1993     1992
- ----------------------------------------------------------------------
MANUFACTURING
  Product liability and warranty ..................    $  170   $  183
  Restructuring costs .............................         8       16
  Other ...........................................        89       96
                                                       ------   ------
    Manufacturing other long-term liabilities .....       267      295


FINANCIAL SERVICES
  Product liability ...............................         9       10
                                                       ------   ------
Total other long-term liabilities .................    $  276   $  305
                                                       ======   ======

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


17.  FINANCIAL INSTRUMENTS

     During fiscal 1993, the Company adopted SFAS 107, "Disclosures about Fair Value of Financial Instruments." This statement requires disclosure of the fair value of financial instruments and a description of the methods and assumptions used to estimate fair value.

     The carrying amounts of financial instruments on a consolidated basis, as reported on the Statement of Financial Condition and described in the various footnotes to the financial statements and their fair values at October 31, 1993, are as follows:

                                                 Carrying         Fair
Millions of dollars                               Amount          Value
- ------------------------------------------------------------------------
Marketable securities ....................       $   218        $   225
Receivables, net .........................         1,540          1,556
Investments and other assets .............           234            279
Long-term debt ...........................         1,194          1,208


     The carrying amounts of cash and cash equivalents approximate fair value.

     The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments. The fair value of Financial Services' marketable securities held by insurance affiliates at October 31, 1993 is disclosed, as required, in Note 8 to the Financial Statements, and included above.

     The carrying amounts of Manufacturing's customer receivables and Navistar Financial's wholesale notes and retail and wholesale accounts and other variable-rate retail notes approximate fair value because of the short-term maturities of the financial instruments. The fair value of Navistar Financial's truck retail notes is estimated based on quoted market prices of similar sold receivables. The fair value of amounts due from sales of receivables is estimated using cash flow analyses based on interest rates currently offered by Navistar Financial's finance operations.

     The carrying amounts of short-term debt and variable-rate borrowings under Navistar Financial's bank revolving credit agreement, which is repriced frequently, approximate fair value. The fair value of long-term debt is estimated based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments or discounting future cash flows.

     The fair value of investments and other assets is estimated based on quoted market prices or by discounting future cash flows.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


18.  COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS ON ASSETS

     At October 31, 1993, commitments for capital expenditures in progress were approximately $17 million.

     Transportation was contingently liable at October 31, 1993, for approximately $4 million for guarantees of debt and for bid and performance bonds. As of October 31, 1993, Harbour Bermuda was contingently liable for claims in the amount of $5 million.

     At October 31, 1993, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Company is subject to maximum recourse of $94 million on retail contracts and $9 million on retail leases. Based on historical loss trends however, the Company's exposure to loss is not considered material.

     The Canadian operating subsidiary and certain subsidiaries included in Financial Services are parties to agreements which restrict the amounts which can be distributed to Transportation in the form of dividends or loans and advances which can be made. As of October 31, 1993, these subsidiaries had $313 million of net assets, of which $238 million was restricted as to distribution.

     The Company and Transportation are obligated under certain agreements with public and private lenders of Navistar Financial to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1993.

     The Company has been named as a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law commonly known as the Superfund law. The anticipated known costs associated with the current PRP actions on October 31, 1993, are reflected in the Company's $10 million accrued liability.

     Investigations into the nature and extent of cleanup activities under the Superfund law are being conducted at two sites formerly owned by the Company. The eventual scope, timing and cost of such activities as well as the availability of defense to any such claims, and possible claims against third parties and insurance companies are not known and cannot be reasonably estimated; however, substantial claims could be asserted against the Company.

         PAGE 53
                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)

19.  LEGAL PROCEEDINGS

     In July 1992, the Company announced its decision to change its retiree health care benefit plans and concurrently filed a declaratory judgment class action lawsuit in the U.S. District Court for the Northern District of Illinois (Illinois Court) to confirm its right to change these benefits. A countersuit was filed against the Company by its unions in the U.S. District Court for the Southern District of Ohio (Ohio Court).
On October 16, 1992, the Company withdrew its declaratory judgment action in the Illinois Court and began negotiations with the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) to resolve issues affecting both retirees and employees. On December 17, 1992, the Company announced that a tentative agreement had been reached with the UAW on restructuring retiree health care and life insurance benefits (the Settlement Agreement). During the third quarter of 1993, all court, regulatory agency and shareowner approvals required to implement the Settlement Agreement concerning retiree health care benefit plans were obtained. The Settlement Agreement became effective and the restructured retiree health care and life insurance plan was implemented on July 1, 1993.

     In May 1993, a jury issued a verdict in favor of Vernon Klein Truck & Equipment, Inc. and against Transportation in the amount of $10.8 million in compensatory damages and $15 million in punitive damages. In order to appeal the verdict in the case, the Company was required to post a bond collateralized with $30 million in cash. This amount has been recorded as restricted cash on the Statement of Financial Condition. The amount of any potential liability is uncertain and Transportation believes that there are meritorious arguments for overturning or diminishing the verdict.

     The Company and its subsidiaries are subject to various other claims arising in the ordinary course of business, and are parties to various legal proceedings which constitute ordinary routine litigation incidental to the business of the Company and its subsidiaries. In the opinion of the Company's management, none of these proceedings or claims are material to the business or the financial condition of the Company.


20.  PREFERRED AND PREFERENCE STOCKS

     On June 29, 1993, the Company's shareowners approved an agreement among the Company and a class of employees, retirees and collective bargaining organizations as discussed in Note 19 to the Financial Statements. In conjunction with shareowner approval of the Settlement Agreement, the Company's Certificate of Incorporation was amended and restated and two new series of preference stock were created with a par value of $1.00 per share. These stocks have been designated as Nonconvertible Junior Preference Stock, Series A and Nonconvertible Junior Preference Stock, Series B. The Series A Preference Stock is held by the Supplemental Trust which is currently entitled to elect two members to the Company's Board of Directors. The UAW holds the Series B Preference Stock and is currently entitled to elect one member of the Company's Board of Directors. At October 31, 1993, there was one share each of Series A and Series B Preference stock authorized and outstanding. The value of the preference shares is minimal.

         PAGE 54
                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


20.  PREFERRED AND PREFERENCE STOCKS (continued)

     Other information pertaining to preferred and preference stocks outstanding is summarized as follows:

                                Series G, $6.00       Series D Convertible
                                Cumulative Preferred  Junior Preference
- --------------------------------------------------------------------------
Number authorized ............  4,800,000             3,000,000
Number issued ................  4,799,979             3,000,000
Number outstanding
  at October 31
    1993 .....................  4,799,979             178,129
    1992 .....................  4,799,979             179,129

Optional redemption price
  and liquidation preference    $50 per share plus    $25 per share plus
                                accrued dividends     accrued dividends
Conversion rate per share
  into Common Stock
  (subject to adjustment
  in certain circumstances) ..  0.133 shares          0.3125 shares
Ranking as to dividends
  and upon liquidation .......  Senior to all other   Senior to Common;
                                equity securities     junior to Series G

Dividend rate                   Annual rate of        120% of the cash
                                $6.00 per share,      dividends on Common
                                payable quarterly     Stock as declared
                                                      on a common
                                                      equivalent basis

                                 Dividends may be paid out of surplus as
                                 defined under Delaware corporation law.
                                 At October 31, 1993, the Company had such
                                 defined surplus of $762 million.
- --------------------------------------------------------------------------

         PAGE 55
                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)

21.  COMMON STOCK AND WARRANTS

     On June 29, 1993, the Company's shareowners approved a Settlement Agreement among the Company and a class of employees, retirees and collective bargaining organizations as discussed in Note 19 to the Financial Statements. In conjunction with shareowner approval of the Settlement Agreement, the Company's Certificate of Incorporation (Certificate) was amended and restated and the Company effected a one-for-ten reverse split of its common stock. The consolidated financial statements, including all references to the number of shares of common stock and all per share information, have been adjusted to reflect the reverse split on a retroactive basis.

Common Stock

     The amended and restated Certificate increases the number of authorized shares of Common Stock to 110,000,000 shares with a par value of $.10 per share.

     On October 21, 1993, the Company completed an offering of 23,600,000 Common shares, from which the Company realized gross proceeds of approximately $516 million. Net proceeds to the Company were $492 million after deducting the underwriting discount and other expense payable by the Company.

     At October 31, 1993 and 1992, there were 49,154,621 and 25,409,831 shares of Common Stock outstanding, respectively. Common shares outstanding exclude common stock held in treasury in the amount of 56,457 and 189,547 shares at October 31, 1993 and 1992, respectively. In fiscal 1992, 357,000 treasury shares were issued to the PBGC as discussed in Note 5 to the Financial Statements. Included in the shares of Common Stock outstanding are 24,001 shares of restricted stock which have been issued in accordance with the provisions of the 1988 Performance Incentive Plan.

Class B Common Stock

     The Certificate authorizes 26,000,000 shares of a new Class B Common Stock of which 25,641,545 shares, valued at $513 million, were contributed to a separate independent retiree Supplemental Trust. The Class B Stock has a par value of $.10 per share and also has restricted voting rights and transfer provisions.

     The per share value for the contribution of the Class B Common Stock was determined by the closing price of the Common Stock on the New York Stock Exchange on June 30, 1993, the settlement day, less a discount factor of 20%. The discount factor was determined by the Company, following consultation with investment bankers, and gives effect to restrictions on voting and transfer rights imposed by the terms of the Settlement Agreement and for a control premium to give effect for the number of shares contributed to the Supplemental Trust. The Settlement Agreement limits the circumstances under which the Supplemental Trust can transfer or sell Class B Common Stock but also provides that any Class B Common Stock transferred or sold will convert automatically into Common Stock. Any remaining Class B Common Stock will convert into Common Stock no later than the fifth anniversary of the Settlement Agreement implementation, or fiscal 1998.

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


     21.  COMMON STOCK AND WARRANTS (continued)

Class B Common Stock (continued)

     At October 31, 1993, there were 25,546,034 shares of Class B Common Stock outstanding.

Dividends on common stock

     All shares of Common Stock and Class B Common Stock share equally in dividends except that stock dividends are payable in shares of Common Stock to holders of that class and in Class B Common Stock to holders of that class. Upon liquidation, all shares of Common Stock and Class B Common Stock are entitled to share equally in the assets of the Company available for distribution to the holders of such shares. Dividends may be paid out of surplus as defined under Delaware corporation law. At October 31, 1993, the Company had such defined surplus of $762 million.

     Warrants

     Warrants were not exercised during 1993 and 1992. Other information regarding the warrants is as follows:

                                            Series A         Series C
                                            --------         --------

  Number authorized ..................     11,200,000        4,000,000
  Number issued ......................     10,846,480        4,000,000
  Number outstanding at October 31
  1993 ...............................     10,833,890            -
  1992 ...............................     10,833,890        4,000,000


  Cash exercise price (subject to
    adjustment in certain events),
    with exercise of 10 warrants .....     $50               $70
  Alternate to cash in payment of
    exercise price ...................     None              Navistar
                                                             Financial
                                                             11.95%
                                                             Subordinated
                                                             Debentures
                                                             at face value
                                                             plus accrued
                                                             interest

  Expiration date ...................  December 15,          December 4,
                                       1993                  1992

                        NOTES TO FINANCIAL STATEMENTS
                                (Continued)


22.  STOCK OPTION PLANS

     The Navistar 1988 Performance Incentive Plan (Incentive Plan) provides for the granting of stock options and restricted stock to key employees as determined by the Committee on Organization of the Board of Directors (Committee). Under the Incentive Plan, ten million shares of Common Stock are authorized for use. Shares to be used under the Incentive Plan will be either shares authorized, but previously unissued, or shares reacquired by the Company.

     The Incentive Plan includes the granting of three types of stock option awards--deferred award options, non-qualified options and incentive options. Deferred award options, none of which have been granted as of October 31, 1993, enable a participant to defer all or a portion of an annual incentive award and are exercisable at the greater of $1.00 per share or 10% of the market value per share. These options are exercisable thirty days after the date of grant for a period of ten years and two days from the date of grant. Non-qualified and incentive options, which may be granted by the Committee in amounts and at times as it may determine, have a term of not more than ten years and one day and ten years, respectively, and are exercisable at a price equal to the fair market value of the stock on the day after the grant. Generally, these options are not exercisable during the first year. There were 346,839, 344,045 and 350,498 shares available for grant and 500,084, 528,534 and 434,487 options exercisable at October 31, 1993, 1992 and 1991, respectively. Payment for the exercise of any of the options may be made by delivering, at fair market value, shares of Common Stock already owned by the option-owner.

     Holders of stock options with stock appreciation rights granted under prior stock option plans are entitled to receive cash or cash and shares of Common Stock equal in value to the difference between the option price and the current market value of the Common Stock at the date the option is surrendered. Stock appreciation rights outstanding at October 31, 1993, 1992 and 1991 were 23,700, respectively.

     The following table summarizes changes in common stock under option for the year ended October 31, 1993:

                                            Number of       Option Price
                                             Shares          Per Share
                                            ---------     ----------------

Outstanding options at beginning of year     675,269      $21.88 to $91.25
Options - granted ......................       2,500           25.25
        - exercised ....................     (13,340)          21.88
        - terminated ...................     (24,945)      21.88 to  91.25
                                             -------

Outstanding options at end of year .....     639,484      $21.88 to $91.25
                                             =======

Options becoming exercisable
  during the year                                  -
                                             =======

                             NOTES TO FINANCIAL STATEMENTS
                                     (Continued)

23.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                               4th Quarter     3rd Quarter     2nd Quarter     1st Quarter
                              -------------   --------------  --------------  --------------
(Millions of dollars,                                            Restated         Restated
 except per share data)        1993    1992    1993    1992    1993    1992     1993    1992
- --------------------------------------------------------------------------------------------
Consolidated Operations
Sales and revenues .......    $1,300  $1,139  $1,123  $  917  $1,238  $  913  $1,033  $  902
                              ======  ======  ======  ======  ======  ======  ======  ======
Net income (loss):
  Income (loss)
  before Supplemental
  Trust contribution .....    $   31  $  (30) $   11  $  (49) $   26  $  (35) $    4  $  (31)
  Supplemental Trust
    contribution .........         -       -    (513)      -       -       -       -       -
  Income tax
    benefit (expense) ....        (9)      -     190      (1)    (11)      -      (2)     (1)
                              ------  ------  ------  ------  ------  ------  ------  ------

Income (loss)
  Continuing
    operations ...........        22     (30)   (312)    (50)     15     (35)      2     (32)
  Discontinued
    operations ...........         -       -       -     (65)      -       -       -       -
  Cumulative
    effect of changes
    in accounting
    policy (a):
      SFAS 106,
        net of income
        taxes of
        $420 million .....         -       -       -       -       -       -    (729)      -
      SFAS 109 ...........         -       -       -       -       -       -     501       -
                              ------  ------  ------  ------  ------  ------  ------  ------
Net income (loss) ........    $   22  $  (30) $ (312) $ (115) $   15  $  (35) $ (226) $  (32)
                              ======  ======  ======  ======  ======  ======  ======  ======

Income (loss)
  per common share:
    Continuing
      operations ........     $  .28  $(1.46) $(9.99) $(2.29) $  .32  $(1.68) $(.19) $(1.55)
    Discontinued
      operations ........          -       -       -   (2.58)      -       -      -       -
    Cumulative effect
    of changes
    in accounting
    policy (a):
      SFAS 106,
        net of income
        taxes of
        $420 million               -       -       -       -       -       -  (28.54)      -
      SFAS 109 ..........          -       -       -       -       -       -   19.59       -
                              ------  ------  ------  ------  ------  ------  ------  ------
Net income (loss)
  per common share (b) ..     $  .28  $(1.46) $(9.99) $(4.87) $  .32  $(1.68) $(9.14) $(1.55)
                              ======  ======  ======  ======  ======  ======  ======  ======

Supplemental Data
Manufacturing Sales .....     $1,258  $1,096  $1,080  $  870  $1,189  $  871  $  983  $  848
  Gross margin ..........        180     129     133      90     155     106     128     106
  Income (loss)
    before taxes and
    Financial Services ..         16     (41)   (517)    (60)     10     (47)    (11)    (49)

Financial Services
  Revenues ..............         54      52      53      57      59      53      60      64
  Interest expense ......         19      22      19      23      19      21      22      21
  Income before taxes ...         15      11      15      11      15      12      16      18

  Transactions between Manufacturing and Financial Services operations have been eliminated from Consolidated operations.  See Notes 1 and 2.

- --------------------------------------------------------------------------------------------

(a)  In the third quarter of 1993, the Company adopted SFAS 106 and SFAS 109 retroactive to November 1, 1992.  As required, the previously reported results for the first and second quarters of 1993 have been restated.  Periods prior to November 1, 1992 are not required to be restated for the accounting changes.

(b)  Earnings per share are calculated based on the weighted average number of Common and Class B Common shares outstanding at the end of each quarter.  See Notes 7 and
     21 to the Financial Statements.

                 NOTES TO FINANCIAL STATEMENTS
                         (Continued)


23.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited) (continued)


FOURTH QUARTER 1993 RESULTS

    Fourth quarter consolidated sales and revenues of $1,300 million were 14% higher than the same period a year ago. Company medium and heavy truck shipments increased 13% from the prior year's quarter. The higher shipments reflect improvement in North American industry retail sales of medium and heavy trucks which totalled 77,200 units, an increase of 13%, from the same quarter last year. For the fourth quarter, the Company maintained its leadership in the North American combined medium and heavy truck market with a market share of 27.9%. Shipments of 32,700 mid-range diesel engines to original equipment manufacturers were 18% higher than the same quarter of 1992 reflecting consumer demand for the diesel-powered light trucks and vans which use this engine. Service parts sales increased 11% from the fourth quarter of 1992.

     Net income for the fourth quarter of 1993 was $22 million, an increase from the $30 million loss for the same period in 1992. The 1992 loss included $23 million of expense related to a voluntary vehicle recall.

     Manufacturing gross margin for the period was 14.3% up from 13.9% in the fourth quarter of 1992 prior to a one-time charge for vehicle recalls. The increase in margin can be attributed primarily to increased sales volume, higher net selling prices and savings from the restructured retiree benefit Plan implemented July 1, 1993. Partially offsetting these favorable factors was an increase in start-up costs associated with new truck and engine product introductions.

     Financial Services income before taxes increased to $15 million in the fourth quarter of 1993 from $11 million in 1992. The increase in income is primarily from higher earnings from wholesale financing and a lower provision for credit losses.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

- ------------------------------------------------------------------------------------------
For the Years Ended October 31
(Millions of dollars,
except per share data)                           1993     1992     1991     1990     1989
- ------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
  Manufacturing sales
    by geographic area
  United States .........................       $4,149   $3,392   $2,984   $3,300   $3,602
  Canada ................................          361      293      275      343      421
                                                ------   ------   ------   ------   ------
      Total .............................        4,510    3,685    3,259    3,643    4,023
  Revenues of Financial
    Services companies ..................          226      226      242      250      264
  Eliminations ..........................          (42)     (40)     (41)     (39)     (46)
                                                ------   ------   ------   ------   ------
      Total sales and revenues ..........       $4,694   $3,871   $3,460   $3,854   $4,241
                                                ======   ======   ======   ======   ======
  Net income (loss)
    Income (loss) before
      Supplemental Trust
      contribution and taxes ............       $   72   $ (145)  $ (162)  $   (7)  $   94
    Supplemental Trust
      contribution (a) ..................         (513)       -        -        -        -
  Income tax benefit (expense) (b) ......          168       (2)      (3)      (4)      (7)
                                                ------   ------   ------   ------   ------
  Income (loss)

     Continuing operations ..............         (273)    (147)    (165)     (11)      87
     Discontinued operations (c) ........            -      (65)       -        -        -
     Cumulative effect of
       accounting changes (d) ...........         (228)       -        -        -        -
                                                ------   ------   ------   ------   ------
   Net income (loss) ....................       $ (501)  $ (212)  $ (165)  $  (11)  $   87
                                                ======   ======   ======   ======   ======
  Income (loss) per common share
     Continuing operations ..............       $(8.63)  $(6.97)  $(7.71)  $(1.56)  $ 2.28
     Discontinued operations (c) ........            -    (2.58)       -        -        -
     Cumulative effect of
       accounting changes (d) ...........        (6.56)       -        -        -        -
                                               -------   ------   ------   ------   ------
    Net income (loss) (g) ...............      $(15.19)  $(9.55)  $(7.71)  $(1.56)  $ 2.28
                                               =======   ======   ======   ======   ======
- ------------------------------------------------------------------------------------------
FINANCIAL DATA
  Assets
    Manufacturing .......................       $3,645   $2,208   $2,149   $2,339   $2,187
    Financial Services ..................        1,672    1,659    1,540    1,774    1,752
    Eliminations ........................         (257)    (240)    (246)    (318)    (330)
                                                ------   ------   ------   ------   ------
      Total .............................       $5,060   $3,627   $3,443   $3,795   $3,609
                                                ======   ======   ======   ======   ======
  Debt
    Manufacturing .......................       $  175   $  187   $  154   $  164   $  176
    Financial Services ..................        1,199    1,218    1,052    1,248    1,237
    Eliminations ........................            -        -        -      (31)     (38)
                                                ------   ------   ------   ------   ------
      Total .............................       $1,374   $1,405   $1,206   $1,381   $1,375
                                                ======   ======   ======   ======   ======

  Consolidated shareowners' equity ......       $  775   $  338   $  577   $  815   $  914
  Financial Services
    shareowner's equity .................       $  241   $  240   $  237   $  279   $  273
  Manufacturing long-term debt
    as a percent of long-term debt
    and shareowners' equity .............           16%      34%      20%      16%      15%

FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

- ------------------------------------------------------------------------------------------
For the Years Ended October 31
(Millions of dollars,
except per share data)                           1993     1992     1991     1990     1989
- ------------------------------------------------------------------------------------------
SHAREOWNER DATA
Market price range (by fiscal year)
  High .................................        $31 3/4  $41 1/4  $41 1/4  $48 3/4  $70
  Low ..................................         18 3/4   17 1/2   20       21 1/4   37 1/2
Average number of Common,
  Class B Common and dilutive
  common equivalent shares
  outstanding (millions) ...............          34.9    25.3     25.1     25.2     25.6
Number of Common and Class B Common
  shares  outstanding at October 31
  (millions) (e) .......................          74.7    25.4     25.0     25.0     25.1
- -----------------------------------------------------------------------------------------
SUPPLEMENTAL DATA

Capital expenditures ...................       $   110 $    55  $    77  $   182  $   118
Research and development
  expenditures .........................       $    95 $    90  $    87  $    84  $    91
Depreciation and amortization ..........       $    75 $    77  $    73  $    67  $    60
Number of employees
  Worldwide ............................        13,612  13,945   13,472   14,071   14,118
  United States ........................        11,934  12,390   12,336   12,899   12,819
- -----------------------------------------------------------------------------------------
OPERATING DATA

North American market share (f) ........         27.6%   28.4%    29.3%    27.2%    27.1%
Unit shipments
  Trucks ...............................        87,200  73,200   70,200   80,200   90,200
  OEM Engines ..........................       118,200  97,400   74,800  100,900  106,700
Service parts sales ....................       $   632 $   571  $   530  $   558  $   543

(a)  In July 1993, the Company issued approximately 25.6 million shares of Class B Common
     Stock to the Supplemental Trust.  See Note 21 to the Financial Statements.

(b)  Taxes for the year ended October 31, 1993 reflect the adoption of SFAS 109.  See
     Note 5 to the Financial Statements.

(c)  The 1992 loss on discontinued operations resulted from a $65 million, or $2.58 per common share, charge on the settlement of litigation with the Pension Benefit
     Guaranty Corporation.  See Note 6 to the Financial Statements.

(d)  In the third quarter of 1993, the Company adopted SFAS 106 and SFAS 109 retroactive to November 1, 1992.  See Note 1 to the Financial Statements.

(e)  The common shares outstanding at October 31, 1993 include 25.6 million Class B Common shares issued to the Supplemental Trust in July 1993 and 23.6 million Common shares sold through a public offering completed on October 21, 1993.

(f)  Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school bus chassis, and heavy trucks (Class 8) in the United States and Canada.

(g)  Earnings per share are calculated based on the weighted average number of Common and
     Class B Common shares outstanding at the end of each fiscal year.  See Notes 7 and 21 to the Financial Statements.

About Your Stock

     Navistar International Corporation Common Stock is listed on the New York, Chicago and Pacific stock exchanges and is quoted as "Navistar" in stock table listings in daily newspapers. The abbreviated stock symbol is "NAV".

     The stock transfer agent who can answer inquiries about your Navistar International Corporation Common Stock is: Harris Trust and Savings Bank, 311 W. Monroe, 11th Floor, Chicago, Illinois 60606; Telephone:(312) 461-3932.

     There were approximately 75,448 owners of Common Stock at October 31,
1993.

Dividend and Price Range

     The accompanying table shows the range of a composite of Common Stock prices at close of trade for the past two fiscal years.

                                       Price Range
                       -------------------------------------------
                             1993                    1992
Fiscal Quarter          High       Low          High       Low
- ------------------------------------------------------------------
1st ..............     $31 3/4     $18 3/4    $38 3/4       $23 3/4
2nd ..............      30          25         41 1/4        30
3rd ..............      30          21 1/4     32 1/2        25
4th ..............      27 7/8      19 3/4     26 1/4        17 1/2


     As described in Note 7 to the Financial Statements, the Company has resumed payment of the annual dividend of $6.00 per share on its Series G Cumulative Preferred Stock. Dividends in arrears were paid on December 15, 1993 to shareowners of record as of December 5, 1993. Dividends currently are not paid on its Common Stock.

Commitment to Equal Employment Opportunity

     Navistar International Corporation has a long standing commitment to equal employment opportunity dating back to 1919 when the Company issued its first written statement against discrimination in the workplace.

     Today, Navistar continues to provide equal opportunity to all employees and applicants for employment and prohibits discrimination in all employment practices because of age, race, color, sex, marital status, religion, ancestry, national origin, disability, medical condition, political affiliation or veteran status.

INFORMATION FOR OUR INVESTORS

Trademarks

     Navistar logotype and Navistar are registered trademarks of Navistar International Corporation. The Diamond Road symbol and International are registered trademarks of Navistar International Transportation Corp.

Reports and Publications

     This Annual Report includes a substantial portion of the financial information and certain other data required to be filed with the Securities and Exchange Commission.

     A copy of the Company's 1993 Annual Report on Form 10-K to the Securities and Exchange Commission will be provided, without charge, to shareowners upon written request to the Corporate Secretary, Corporate Headquarters, after January 31, 1994.

     Quarterly reports containing financial information and other Company news are mailed as soon as available after quarter end. A summary of the annual meeting of shareowners is also available in the second fiscal quarterly report.

     Other publications, including news releases, are available by writing Corporate Communications, Corporate Headquarters.

Annual Meeting

     The 1994 Annual Meeting of Shareowners is scheduled to take place at 10:15 a.m., CST on March 16, 1994, at the Art Institute of Chicago in the Arthur Rubloff Auditorium.

     Shareowners are invited to attend this meeting, take part in discussions of Company affairs and meet personally with the directors and officers responsible for the operations of Navistar.

     A Proxy Statement and Form of Proxy will be mailed to each shareowner on or about January 27, 1994.

Corporate Headquarters

     The corporate offices of Navistar International Corporation and its principal subsidiary, Navistar International Transportation Corp., are located at 455 N. Cityfront Plaza Drive, Chicago, Illinois 60611;
Telephone: (312) 836-2000.

        PAGE 64

Directors and Officers
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                   NAVISTAR INTERNATIONAL
NAVISTAR INTERNATIONAL CORPORATION                                                                 TRANSPORTATION CORP.
- --------------------------------------------------------------------------------------------------------------------------------

Board of Directors                                                  Principal Officers             Principal Officers
- ----------------------------------------------------------------    ------------------             -----------------------------
Jack R. Anderson                  William C. Craig                  James C. Cotting               James C. Cotting
President                         Former Executive Vice President   Chairman and                   Chairman and
Calver Corporation                Mack Trucks                         Chief Executive Officer        Chief Executive Officer
Health Care Consulting            Manufacturer of Trucks            John R. Horne                  John R. Horne
  and Investments                 Jerry E. Dempsey                  President and                  President and
William F. Andrews                Chairman and                        Chief Operating Officer        Chief Operating Officer
Advisor and Consultant              Chief Executive Officer         Robert C. Lannert              Robert C. Lannert
Investor International            PPG Industries Inc.               Executive Vice President and   Executive Vice President and
  (U.S.), Inc.                    Diversified Global Manufacturer     Chief Financial Officer        Chief Financial Officer
Investment Firm                     of Glass, Protective Coatings
Chairman and                        and Chemicals                   Robert A. Boardman
  Chief Executive Officer         Mary Garst                        Senior Vice President and      Group Vice Presidents*
Amdura Corp.                      Manager, Cattle Division            General Counsel
Manufacturer of Waste             Garst Company                                                    John J. Bongiorno
  Management Equipment            Agri-Business Company             Thomas M. Hough                General Manager
Chairman of Utica Corp.           Dr. Arthur G. Hansen              Vice President and             Financial Services
Manufacturer of Aircraft          Educational Consultant            Treasurer                      David J. Johanneson
  Turbine Blades                  President Emeritus                                               Truck Businesses
Wallace W. Booth                  Purdue University                 Robert I. Morrison             James T. O'Dare, Jr.
Retired Chairman and              John R. Horne                     Vice President and             Sales and Distribution
  Chief Executive Officer         President and                       Controller                   Daniel C. Ustian
Ducommun Incorporated               Chief Operating Officer                                        General Manager
Manufacturer of                   Navistar International            Steven K. Covey                Engine and Foundry
Components and Assemblies           Corporation                     Corporate Secretary            Dennis W. Webb
  for the Aerospace Industry      Robert C. Lannert                                                International Operations
Dr. Andrew F. Brimmer             Executive Vice President and                                       and Business Development
President                           Chief Financial Officer
Brimmer & Company, Inc.           Navistar International                                           Senior Vice Presidents
Economic and Financial              Corporation
  Consulting                      Donald D. Lennox                                                 Robert A. Boardman
Bill Casstevens                   Chairman of the Board                                            General Counsel
Secretary - Treasurer of the UAW  International Imaging                                            John M. Sheahin
Richard F. Celeste                  Materials Inc.                                                 Employee Relations
Principal                         Manufacturer of Thermal                                            and Administration
Celeste & Sabety, Ltd.              Transfer Ribbons
Public Policy Consulting Firm     Retired Chairman of the Board                                    Vice Presidents
Chairman                            and Chief Executive Officer
Democratic National Committee's   Navistar International                                           Kirk A. Gutmann
  National Health Care Campaign     Corporation                                                    Engineering
James C. Cotting                  Elmo R. Zumwalt, Jr.                                             Thomas M. Hough
Chairman and                      President                                                        Treasurer
  Chief Executive Officer         Admiral Zumwalt, &                                               Robert I. Morrison
Navistar International              Consultants, Inc.                                              Controller
  Corporation                     Management Consultants                                           James L. Simonton
                                                                                                   Materials Management
                                                                                                   Dale E. Snyder
Committees of the Board                                                                            Truck Manufacturing
- -----------------------                                                                            Dean P. Stanley
                                                                                                   Quality Management
Executive Committee               Audit Committee                                                    and Technology
James C. Cotting, Chairman        Andrew F. Brimmer, Chairman                                      Brian B. Whalen
William F. Andrews                Jack R. Anderson                                                 Public Affairs
Bill Casstevens                   Richard F. Celeste
Jerry E. Dempsey                  Mary Garst                                                       Secretary
Arthur G. Hansen                  Arthur G. Hansen
John R. Horne                     Donald D. Lennox                                                 Gregory Lennes
Donald D. Lennox
                                  Public Policy Committee
Committee on Organization         Mary Garst, Chairwoman
Wallace W. Booth, Chairman        Jack R. Anderson
William F. Andrews                William F. Andrews
William C. Craig                  Andrew F. Brimmer
Jerry E. Dempsey                  Bill Casstevens
Arthur G. Hansen                  Richard F. Celeste
Elmo R. Zumwalt, Jr.              Elmo R. Zumwalt, Jr.

Finance Committee
Donald D. Lennox, Chairman
Wallace W. Booth
Andrew F. Brimmer
Bill Casstevens
James C. Cotting
William C. Craig
Jerry E. Dempsey                                                                                   *At December 31, 1993