Form 10-K, Exhibit 13
period 1994-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1995-01-27
CIK 808450

<PAGE 1>
                                                            EXHIBIT 13






                       NAVISTAR INTERNATIONAL CORPORATION

                                AND SUBSIDIARIES





                                    FORM 10-K


                                  ANNUAL REPORT




                       FOR THE YEAR ENDED OCTOBER 31, 1994





                      FILED PURSUANT TO SECTION 13 OR 15(D)

                                     OF THE

                         SECURITIES EXCHANGE ACT OF 1934

         <PAGE 2>

FINANCIAL SUMMARY
Millions of dollars, except per share data               1994      1993
- -------------------------------------------------------------------------
For the Years Ended October 31

Unit shipments
  Trucks ...........................................     95,000    87,200
  Engines to original equipment manufacturers (OEMs)    130,600   118,200

Sales and revenues:
  Sales of manufactured products
    In the United States ...........................   $  4,670  $  4,149
    In Canada ......................................        483       361
                                                       --------  --------
      Total Manufacturing ..........................      5,153     4,510
  Finance and insurance revenue ....................        152       181
  Other income .....................................         32        30
                                                       --------  --------
  Total sales and revenues .........................   $  5,337  $  4,721
                                                       ========  ========
Net income (loss):
  Income before Supplemental Trust
    contribution and taxes .........................   $    158  $     72
  Supplemental Trust contribution ..................          -      (513)
  Income tax benefit (expense) .....................        (56)      168
                                                       --------  --------
  Income (loss) of continuing operations ...........        102      (273)
  Discontinued operations ..........................        (20)        -
  Cumulative effect of accounting changes ..........          -      (228)
                                                       --------  --------
  Net income (loss) ................................   $     82  $   (501)
                                                       ========  ========
Income (loss) per common share:
  Continuing operations ............................   $    .99  $  (8.63)
  Discontinued operations ..........................       (.27)        -
  Cumulative effect of accounting changes ..........          -     (6.56)
                                                       --------  --------
  Net income (loss) ................................   $    .72  $ (15.19)
                                                       ========  ========
Average common and dilutive common
    equivalent shares outstanding (millions) .......       74.6      34.9
Capital expenditures ...............................   $     87  $    110
Research and development expenditures ..............   $     95  $     95
- -------------------------------------------------------------------------
As of October 31

Consolidated
  Assets ...........................................   $  5,056  $  5,060
  Liabilities other than debt ......................   $  3,021  $  2,911
  Debt .............................................   $  1,218  $  1,374
  Shareowners' equity ..............................   $    817  $    775

Manufacturing
  Assets ...........................................   $  3,724  $  3,645
  Liabilities other than debt ......................   $  2,780  $  2,695
  Short-term debt ..................................   $      3  $     25
  Long-term debt ...................................   $    124  $    150
  Shareowners' equity ..............................   $    817  $    775
  Capitalization (long-term debt
    and shareowners' equity) .......................   $    941  $    925
  Long-term debt as a percent
    of total capitalization ........................        13%       16%

Financial Services
  Assets ...........................................   $  1,591  $  1,672
  Liabilities other than debt ......................   $    251  $    232
  Debt .............................................   $  1,091  $  1,199
  Shareowner's equity ..............................   $    249  $    241

Number of employees worldwide ......................     14,910    13,612

         <PAGE 3>

FINANCIAL INFORMATION


Financial Summary .............................................         2

Management's Discussion and Analysis of Results
  of Operations and Financial Condition .......................         4

Statement of Financial Reporting Responsibility ...............        17

Independent Auditors' Report ..................................        18

Financial Statements

  Statement of Income (Loss) ..................................        19
  Statement of Financial Condition ............................        21
  Statement of Cash Flow ......................................        23
  Statement of Non-Redeemable Preferred, Preference
    and Common Shareowners' Equity ............................        25

Notes to Financial Statements

       1   Summary of accounting policies .....................        27
       2   Financial statement eliminations ...................        30
       3   Information related to the Statement of Cash Flow           31
       4   Postretirement benefits ............................        32
       5   Income taxes .......................................        37
       6   Discontinued operations ............................        42
       7   Earnings applicable to common stock ................        42
       8   Marketable securities ..............................        43
       9   Receivables ........................................        47
      10   Inventories ........................................        48
      11   Property ...........................................        49
      12   Leases .............................................        50
      13   Accounts payable ...................................        51
      14   Accrued liabilities ................................        51
      15   Debt ...............................................        52
      16   Other long-term liabilities ........................        55
      17   Financial instruments ..............................        55
      18   Commitments, contingent liabilities
             and restrictions on assets .......................        56
      19   Legal proceedings ..................................        57
      20   Preferred and preference stocks ....................        58
      21   Common stock and warrants ..........................        59
      22   Stock compensation plans ...........................        60
      23   Selected quarterly financial data (unaudited) ......        61

Five-Year Summary of Selected Financial and Statistical Data ..        63

         <PAGE 4>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "Company" refers to Navistar International Corporation and its consolidated subsidiaries. The Company manufactures and markets Class 5 through 8 trucks, including school bus chassis, mid-range diesel engines and service parts in the United States and Canada. These products also are sold to distributors in selected export markets. The financial services subsidiaries of the Company provide wholesale, retail and lease financing, and commercial physical damage and liability insurance coverage to the Company's dealers and retail customers and to the general public through the independent insurance agency system.

     As discussed in Note 1 to the Financial Statements, finance and insurance operations are materially different from the manufacturing and marketing of trucks, diesel engines and service parts. Therefore, this discussion and analysis reviews separately the operating and financial results of "Manufacturing" and "Financial Services." Manufacturing includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included on a one-line basis under the equity method of accounting. Financial Services includes Navistar Financial Corporation (Navistar Financial) and other foreign finance and insurance companies.

     Management's discussion and analysis of results of operations should be read in conjunction with the Financial Statements and the Notes to the Financial Statements.

Results of Operations

Significant Events Affecting 1994 Results of Operations

     In July 1993, the Company implemented a restructured retiree health care and life insurance plan (the Plan) which provides retirees with modified health care and life insurance benefits for life. As part of the restructuring, 25.6 million Class B Common shares, originally valued at $513 million, were contributed to an independent retiree Supplemental Benefit Trust. In October 1993, the Company completed a public offering of 23.6 million Common shares from which net proceeds of $492 million were realized. Of the proceeds, $300 million was used to pre-fund a portion of the $1,086 million postretirement health care and life insurance benefits liability and the remainder used for working capital purposes. Implementation of the Plan and the subsequent partial funding reduced 1993 and ongoing postretirement benefits expense.

     The Company in 1993 recorded a $228 million charge for the cumulative effect of changes in accounting policy with the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). See Notes 4 and 5 to the Financial Statements for further information.

         <PAGE 5>

Consolidated

     The components of net income (loss) for the three years ended October 31 are as follows:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Income (loss) before Supplemental Trust
  contribution and income taxes .........    $    158  $     72  $   (145)
Supplemental Trust contribution:
  - Manufacturing  ......................           -      (509)        -
  - Financial Services ..................           -        (4)        -
Income tax benefit (expense) ............         (56)      168        (2)
                                             --------  --------  --------

Income (loss) of continuing operations ..         102      (273)     (147)
Loss of discontinued operations .........         (20)        -       (65)
Cumulative effect of accounting changes .           -      (228)        -
                                             --------  --------  --------
Net income (loss) .......................    $     82  $   (501) $   (212)
                                             ========  ========  ========

     As a result of the strong demand for trucks, diesel engines and service parts, consolidated sales and revenues of $5,337 million in 1994 were 13% higher than the $4,721 million reported in 1993 and 37% above the $3,897 million reported in 1992.

          A bar graph appears here entitled "CONSOLIDATED SALES AND REVENUES (MILLIONS)." The X axis represents YEARS beginning with 1990 to 1994. The Y axis represents DOLLARS in millions. The values are listed in the following table:

                                1990     1991     1992     1993     1994
                               ------   ------   ------   ------   ------
     Consolidated Sales
       and Revenues (millions) $3,903   $3,496   $3,897   $4,721   $5,337


     Reflecting the sales and revenues increase and lower postretirement benefits costs, the Company reported income before income taxes and discontinued operations of $158 million for 1994, an increase from the $72 million reported in 1993 prior to the Supplemental Trust contribution, and $303 million above the $145 million loss for 1992. Net income of $82 million in 1994 included a $20 million after-tax charge to discontinued operations recorded in the fourth quarter for environmental liabilities at production facilities of two formerly owned businesses. Further discussion of this charge is provided in Note 6 to the Financial Statements.

     For 1993, the loss of continuing operations was $273 million after the one-time charge of $513 million for the Supplemental Trust contribution, net of an income tax benefit of $168 million. The net loss for 1993 of $501 million included the $228 million charge for the cumulative effect of adoption of SFAS 106 and SFAS 109. The net loss of $212 million for 1992 included a $65 million charge to discontinued operations for the settlement of suits brought by the Pension Benefit Guaranty Corporation related to a previously owned business.

         <PAGE 6>

Manufacturing

     The components of Manufacturing income (loss), excluding Financial Services and before income taxes, are as follows:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Income before Supplemental Trust
  contribution and income taxes .........    $     98  $      7  $   (197)
Supplemental Trust contribution .........           -      (509)        -
                                             --------  --------  --------
Income (loss) before income taxes .......    $     98  $   (502) $   (197)
                                             ========  ========  ========

     Manufacturing, excluding Financial Services, reported income before income taxes of $98 million, a $91 million increase from the $7 million reported in 1993 before the one-time Supplemental Trust contribution. The improvement in 1994 operating results over 1993 reflects record sales of Class 8 heavy trucks and mid-range diesel engines. Sales of Class 5, 6 and 7 medium trucks and service parts also increased. The year-over-year earnings improvement includes a $37 million reduction in postretirement benefits expense to $171 million as a result of the restructured postretirement health care and life insurance benefit plan and a $300 million pre-funding of a portion of the remaining postretirement liability in the 1993 fourth quarter. The increase in operating income in 1993 over 1992 is attributable to the higher sales volume, improved selling prices and programs implemented to reduce the Company's cost structure. The $197 million loss before income taxes in 1992 included a $47 million charge for two voluntary product recalls.

     Sales and Revenues. As a result of continued improvement in the economies of the United States and Canada, 1994 industry retail sales of Class 5 through 8 trucks totalled 339,600 units, an 18% growth from 1993 and 39% above the 243,500 units sold in 1992. Class 8 heavy truck industry sales increased 24% from the 1993 level to 205,400 units as a result of broad based demand from owner/operators and large fleet customers. Industry sales of Class 5, 6 and 7 medium trucks, including school bus chassis, were up 10% to 134,200 units reflecting increased demand across a wide variety of vocations including maintenance leasing, government and beverage. Industry sales of school bus chassis, which accounted for about 22% of the medium truck market, increased 6% from 1993 and 9% from 1992.

          A bar graph appears here entitled "INDUSTRY RETAIL TRUCK SALES CLASS 5-8 IN THE UNITED STATES AND CANADA (UNITS)."
     The X axis represente YEARS beginning with 1990 to 1994.
     The Y axis represents truck UNITS. The values are listed in the following table:

                                1990     1991     1992     1993     1994
                               ------   ------   ------   ------   ------
     Industry Retail Truck
       Sales Class 5-8
       in the United States
       and Canada (Units)      288,800  229,100  243,500  288,900  339,600

         <PAGE 7>

     The Company's sales of trucks, diesel engines and service parts for 1994 totalled $5,153 million, 14% above the $4,510 million reported for 1993 and 40% higher than the $3,685 million recorded in 1992. Truck shipments totalled 95,000 units in 1994, an increase of 9% and 30% from 1993 and 1992, respectively. The Company maintained its position as sales leader in the combined United States and Canadian Class 5 through 8 truck market in 1994 with a 27.0% market share.

     To take advantage of current demand, the Company took several measures to increase truck production during 1994. During the second quarter of 1994, the Company added a second production shift at the Chatham, Ontario truck assembly facility to increase production of its premium conventional Class 8 heavy trucks. In the third quarter of 1994, the Company employed additional production workers at its Springfield, Ohio truck facilities to increase production of Class 5, 6 and 7 medium trucks.

          A bar graph appears here entitled "DIESEL ENGINE
     SHIPMENTS TO OEMs (UNITS)." The X axis represents YEARS beginning with 1990 to 1994. The Y axis represents engine UNITS. The values are listed in the following table:

                                1990     1991     1992     1993     1994
                               ------   ------   ------   ------   ------
     Diesel Engine Shipments
       to OEMs (Units)        100,900   74,800   97,400  118,200  130,600


     Shipments of mid-range diesel engines by the Company to original equipment manufacturers during 1994 were a record 130,600 units, an 11% increase from 1993 and a 34% improvement over 1992. Higher shipments to a major automotive manufacturer to meet consumer demand for the light trucks and vans which use this engine was the primary reason for the increase.
To meet increased demand, additional production workers were employed at both the Melrose Park, Illinois and Indianapolis, Indiana engine facilities.

     Service parts sales, following an 11% growth in 1993 to $632 million, experienced a further increase of 13% to $714 million in 1994. The improvement in sales during the two year period was principally driven by higher sales to dealer and national retail accounts, export business expansion and higher selling prices.

     Other income increased to $25 million in 1994 from $16 million in 1993 and $17 million in 1992 as a result of increased earnings on higher cash, cash equivalent and marketable securities balances.

     Operating Costs and Expenses. Manufacturing gross margin (sales less cost of sales) was 12.7% of sales in 1994 compared with 13.1% in 1993 and 13.2% in 1992, excluding one-time product recall expenses. The favorable impact on gross margin from the higher 1994 sales volume was more than offset by a $28 million increase in the provision for payment to employees as required by the Company's profit sharing agreements, additional costs to meet customer delivery commitments and excess costs incurred with the introduction of new truck and engine products. Factors which led to the change in gross margin between 1993 and 1992 included higher sales volume, improved price realization and the impact of cost improvement programs offset by increases in purchased material and labor costs and a higher level of startup costs for new products.

         <PAGE 8>

     Postretirement benefits, which include pension expense for employees, retirees and surviving spouses and postretirement health care and life insurance coverage for employees, retirees, surviving spouses and dependents totalled $171 million in 1994. Pension expense of $107 million in 1994 was about level with 1993 and 1992. A 37% reduction in postretirement health care and life insurance expense from $102 million in 1993 to $64 million in 1994 was primarily the result of pre-funding $300 million of the retiree health care benefit plan liability in October 1993. A similar 30% reduction in such costs was achieved between 1993 and 1992 as a result of the implementation of the restructured retiree benefit plan in 1993, partially offset by an increase in expense as a result of the adoption of SFAS 106.

          A bar graph appears here entitled "POSTRETIREMENT HEALTH CARE/LIFE INSURANCE EXPENSE (IN MILLIONS)."
     The X axis represents YEARS beginning with 1991 to 1994. The Y axis represents DOLLARS in millions. The values are listed in the following table:

                                   1991     1992     1993     1994
                                  ------   ------   ------   ------
     Postretirement Health Care/
       Life Insurance Expense
       (in millions)              $  138   $  145   $  102   $   64


     In 1994, the Company continued its commitment to allocate resources for improvement of existing products and processes and the development of new truck and diesel engine products. Engineering expense increased to $97 million in 1994 from $94 million in 1993 and $92 million in 1992 reflecting the development and introduction of new heavy truck products, a new series of diesel engines as well as continuing development of existing products.

     Marketing and administrative expense of $238 million was 3% higher than in 1993 primarily as a result of higher sales and distribution expense and the provision for payment to employees as provided by the Company's management incentive program. Finance service charges on sold receivables increased to $66 million, an 18% increase over 1993 and 27% higher than 1992, as a result of higher truck sales and increased interest rates.

         <PAGE 9>

Financial Services

     Income of the subsidiaries comprising Financial Services is as follows:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
  Navistar Financial Corporation:
    Finance Operations ...................   $     50  $     52  $     36
    Insurance Operations .................          5         1        10
    Supplemental Trust contribution ......          -        (4)        -
                                             --------  --------  --------
      Total Navistar Financial ...........         55        49        46

  Foreign Subsidiaries ...................          5        12         6
                                             --------  --------  --------

    Total income before income taxes .....         60        61        52
Income tax expense .......................        (22)      (22)      (20)
                                             --------  --------  --------
Income before cumulative effect
  of accounting changes ..................         38        39        32
Cumulative effect of accounting changes ..          -        (9)        -
                                             --------  --------  --------

Net income ...............................   $     38  $     30  $     32
                                             ========  ========  ========

     Navistar Financial's income before income taxes in 1994 was $55 million, a 12% increase from $49 million in 1993, which included a $4 million one-time charge for Navistar Financial's portion of the Supplemental Trust contribution. Finance Operations' income in 1994 was $2 million lower than 1993 as a result of lower margins on retail financing as rising interest costs could not be offset fully by increased retail note pricing. The decline in retail note income was offset in part by an increased volume of wholesale financing to support the increased demand for trucks. Navistar Financial's insurance subsidiary's income increased $4 million over 1993 as a result of improved underwriting results on truck liability insurance. The increase in Navistar Financial's income before income taxes between 1993 and 1992 was primarily the result of higher gains on sales of retail notes, partially offset by higher loss experience in the insurance subsidiary and the Supplemental Trust contribution.

     Earnings from the foreign finance subsidiaries decreased to $5 million in 1994 from $12 million in 1993 as earnings in 1993 included a one-time benefit of $6 million resulting from lower loss reserve requirements.

     Navistar Financial revenue for 1994 was $210 million, 9% below 1993 as a higher proportion of retail notes were financed through the sale of receivables. When receivables are sold only the net gains on the sales, rather than the individual components of revenue and expense, are reported in the Statement of Income (Loss). The decrease in retail note and lease revenue resulting from the receivable sales was partially offset by higher average wholesale note and account balances, improved average yields as a result of a higher prime interest rate and increased income from servicing fees on sold notes. Navistar Financial's revenues were unchanged between 1993 and 1992.

         <PAGE 10>

     Interest expense for Navistar Financial declined to $63 million in 1994 from $75 million in 1993 and $82 million in 1992. The decrease between 1994 and 1993 was the result of reduced debt required to finance the lower level of owned retail receivables, offset in part by higher interest rates. The decline in interest expense between 1993 and 1992 was primarily the result of lower interest rates.

Liquidity and Capital Resources

Consolidated

     Total cash, cash equivalents and marketable securities of the Company amounted to $861 million and $639 million at October 31, 1994 and 1993, respectively. At October 31, 1994 and 1993, approximately $138 million and $133 million in marketable securities, respectively, were held by the Company's insurance subsidiaries and not available for general corporate purposes.

     The following discussion has been organized to discuss separately the cash flows of the Company's Manufacturing and Financial Services operations.

Manufacturing

     Liquidity available to Manufacturing is summarized below.


Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Cash and cash equivalents .................  $    499  $    377  $    222
                                             ========  ========  ========

Cash, cash equivalents
  and marketable securities ...............  $    665  $    462  $    250
                                             ========  ========  ========


     The following is a summary of Manufacturing's cash flow for fiscal
1994.


     Millions of dollars                                      1994
     ----------------------------------------------------------------
     Cash and cash equivalents provided by (used in):
       Operations .........................                 $    280
       Investment programs ................                      (46)
       Financing activities ...............                     (112)
                                                            --------

     Increase in cash and cash equivalents.                 $    122
                                                            ========

         <PAGE 11>

     Operations. In 1994, operations provided $280 million in cash as follows:

Millions of dollars                                      1994
- -------------------------------------------------------------------------
Net income ...............................                       $     82
Items not affecting cash:
  Loss of discontinued operations,
    net of tax benefit ...................                             20
  Non-cash income tax expense ............                             51
  Depreciation and other items ...........                             46
Change in operating assets and liabilities:
  Increase in receivables ................   $    (49)
  Increase in inventories ................        (19)
  Increase in accounts payable ...........        103
  Increase in accrued liabilities/other ..         46                  81
                                             --------            --------

Cash provided by operations ..............                       $    280
                                                                 ========

     The loss of discontinued operations reflects a charge to income taken in the 1994 fourth quarter for environmental liabilities at production facilities of two formerly owned businesses, with cash expenditures to occur in future periods. Consolidated income tax expense was $56 million, of which $5 million was cash payments to certain federal, state and local governments. The remaining $51 million of federal and other taxes reduced the deferred tax asset. Receivables are higher as a result of the increase in the Company's sales and the cessation of the sale of certain receivables. The changes in inventories and accounts payable reflect higher truck and engine production schedules in 1994. The increase in accrued liabilities is a result of the provision for payment to employees as required by the Company's profit sharing agreements as well as the timing of the payment of other liabilities.

     Investment programs. Investment programs used $46 million in cash during 1994 primarily reflecting an $82 million net increase in marketable securities and capital expenditures of $87 million. These items were offset by $87 million in proceeds from a sale/leaseback agreement and the return of $30 million used to collateralize a bond related to a legal proceeding.

     Financing programs. Cash used for financing programs in 1994 consisted of $42 million used for principal payments on long-term debt, $58 million in cash dividends paid on the Series G Preferred Stock and $12 million for the repurchase of Class B Common shares. The Series G Preferred dividend included $29 million of dividends in arrears paid in the first quarter of 1994.

     Management's discussion of the future liquidity of manufacturing operations is included in the Business Outlook section of Management's Discussion and Analysis.

         <PAGE 12>

Financial Services

     The Financial Services subsidiaries provide product financing and insurance coverage to Transportation's dealers and retail customers. Historically, funds to finance Transportation's products come from a combination of commercial paper, short and long-term bank borrowings, medium and long-term debt issues, sales of receivables and equity capital. Navistar Financial's current debt ratings have made commercial paper, short-term bank borrowings and sales of finance receivables the most economic sources of cash. During 1994, receivable sales were a significant source of funding for Navistar Financial. Insurance operations are funded from premiums and income from investments.

     Liquidity available to Financial Services is summarized below.


Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Cash and cash equivalents ................   $     58  $     44  $    103
                                             ========  ========  ========

Cash, cash equivalents
  and marketable securities ..............   $    196  $    177  $    246
                                             ========  ========  ========

     The cash flow for Financial Services for 1994 is summarized as follows:


     Millions of dollars                                 1994
     ----------------------------------------------------------
     Cash and cash equivalents
       provided by (used in):
         Operations ........................           $     20
         Investment programs ...............                130
         Financing activities ..............               (136)
                                                       --------

     Increase in cash and cash equivalents .           $     14
                                                       ========


     Operations. Operations provided $20 million in cash in 1994 primarily from net income of $38 million, offset by other non-cash items, principally $12 million in gains on sales of receivables. Navistar Financial supplied 93% of the wholesale financing of new trucks to Transportation's dealers compared with 90% in 1993 and 89% in 1992. Navistar Financial's share of retail financing of new trucks sold to customers in the United States was 15.3% in 1994 and 1993 up from 13.7% in 1992.

     Investment programs. The Financial Services' investment programs provided $130 million in cash principally as a result of the sale of retail notes.

         <PAGE 13>

     Financing programs. Financial Services used $136 million in 1994 for financing activities. Working capital needs are funded through a combination of short-term bank borrowings, commercial paper and a bank revolving credit facility. During 1994, there was a net decrease in debt of $108 million and cash dividends of $28 million paid to Transportation.

     At October 31, 1994, Navistar Financial had contractually committed facilities of $1,327 million consisting of a bank revolving credit facility of $727 million and a retail notes receivable purchase facility of $600 million. Unused commitments under the credit and purchase facilities were $595 million, $419 million of which was used to back short-term debt at October 31, 1994. The remaining $176 million, when combined with unrestricted cash and cash equivalents, made $204 million available to fund the general business purposes of Navistar Financial at October 31, 1994. In November 1994, Navistar Financial amended and restated its $727 million bank revolving credit facility. See Note 15 to the Financial Statements.

     In addition to its committed credit facilities, Navistar Financial also utilizes a $300 million revolving wholesale note sales trust providing for the continuous sales of eligible wholesale notes on a daily basis. The sales trust is composed of three $100 million pools of notes maturing serially from 1997 to 1999.

     Management's discussion of the future liquidity of Financial Services operations is included in the Business Outlook section of Management's Discussion and Analysis.

Environmental Matters

     As disclosed in Notes 6 and 19 to the Financial Statements, a $20 million after-tax charge was recorded as a loss of discontinued operations. The charge was related to environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel in Chicago, Illinois and Solar Turbines, Inc. in San Diego, California.

     In November 1994, a settlement was reached with the United States Environmental Protection Agency for both the administrative action and the court action related to enforcement notices regarding emissions of volatile organic compounds from painting activities at the Company's Springfield, Ohio assembly and body facilities. The settlement included a payment of $2.7 million which was accrued as of October 31, 1994.

     In addition, the Company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law commonly known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former Company locations. The Superfund law requires environmental investigation and/or cleanup where waste products from various manufacturing processes and operations have been stored, treated or disposed.

         <PAGE 14>

     Based on information available to the Company which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRP's and/or Federal or State regulatory agencies, for the investigation and cleanup of these sites, a reasonable estimate is calculated of the Company's share, if any, of the costs. The Company believes that, based on these calculations, its share of the costs for each site, other than the Wisconsin Steel and Solar sites, is not material. The anticipated cleanup costs of current PRP actions at October 31, 1994, and the environmental cleanup costs of the Wisconsin Steel and Solar Turbine sites, are reflected in the Company's $31 million accrued liability. The Company reviews its accruals as additional information becomes available.

Income Taxes

     The Statement of Financial Condition at October 31, 1994 and 1993, includes a deferred tax asset of $1,134 million and $1,178 million, respectively, related to future tax benefits. These amounts are net of valuation allowances since it is more-likely-than-not that some portion of the deferred tax asset may not be realized in the future. The valuation allowances at October 31, 1994 and 1993 were $297 million and $305 million, respectively.

     The deferred tax asset includes the tax benefits associated with cumulative tax losses of $2,301 million and temporary differences, which represents cumulative income tax expense recorded in the Statement of Income (Loss) that has not been deducted on the Company's tax returns, of $1,454 million. The valuation allowances assume that it is more-likely-than-not that approximately $780 million of cumulative tax losses will not be realized before their expiration date. Realization of the net deferred tax asset is dependent on the generation of approximately $3 billion of future taxable income of which approximately $110 million would need to be generated annually for the 14 year period 1995 through 2008. The remaining taxable income, which represents the realization of tax benefits associated with temporary differences, does not need to be generated until subsequent to the year 2008. See Note 5 to the Financial Statements.

     Extensive analysis is performed to determine the amount of the deferred tax asset. Such analysis is based on the fundamental premise that the Company is and will continue to be a going concern and that it is more likely-than-not that deferred tax benefits will be realized through the generation of future taxable income. This is supported by increases in retail sales of Class 5 through 8 trucks in the United States and Canada by both the industry and the Company between 1992 and 1994, the continued growth of the United States and Canadian economies, the Company's position as market share leader in the Class 5 through 8 truck market in the United States and Canada and changes in the Company's cost structure, including the restructured postretirement benefit plan implemented in 1993. Further, shipments of the Company's mid-range diesel engines to original equipment manufacturers reached record levels in 1994 and are projected to remain strong. Other available evidence, both positive and negative, was reviewed by management. The following are among the factors considered:

  - An assessment of the long-term earnings potential of the Company using a number of alternatives to evaluate financial results in economic cycles of various industry volume conditions.

         <PAGE 15>

  - A comparison of earnings projections to the availability of net operating loss carryforwards (NOLs) and reversing temporary differences to assess the availability of taxable income prior to the expiration of such benefits. The Company's assessment indicates that although most NOLs will be utilized, certain NOLs may expire resulting in a valuation allowance of $297 million at October 31, 1994.

  - Annual savings related to the restructuring of health care and life insurance benefits. The retiree benefit plan provisions have reduced costs by approximately $125 million in 1994 including savings of $27 million from pre-funding $300 million of the retiree benefit liability. Additional savings of approximately $18 million will come from $200 million in additional funding which must be completed by July 1, 1998. Implementation of managed care programs for active and certain retired employees are projected to reduce costs by up to $15 million annually.

  - The commitment to achieve operating cost reductions in future years from the completion of a broad range of manufacturing and product quality improvements, design and material cost programs as well as administrative expense reductions.

  - The underlying long-term strengths of the Company in the truck and diesel engine business including a consistent 14 year leadership in combined market share for Class 5 through 8 trucks, a long history of successful competition in markets and customers served and recognition as a worldwide leading producer of mid-range diesel engines.


     Management also considered other evidence and the risk and uncertainty inherent in predicting future taxable income. Management believes that with the combination of available tax planning strategies, the implementation of a plan to further reduce its cost structure and the maintenance of significant market share, earnings are achievable to realize the net deferred tax asset of $1,134 million.

     Reconciliation of the Company's United States income before taxes for financial statement purposes to taxable income for the fiscal year ended October 31, 1994 is as follows:

     Millions of dollars                                 1994
     ----------------------------------------------------------
     Income of continuing operations
       before income taxes .........................   $    158
     Exclusion of income of foreign subsidiaries ...        (13)
     Loss of discontinued operations
       before income tax benefit ...................        (33)
     State income taxes ............................         (2)
     Temporary differences .........................         18
     Other .........................................          2
                                                       --------

     Taxable income ................................   $    130
                                                       ========

         <PAGE 16>

    As discussed above and in Notes 4 and 5 to the Financial Statements, the Company undertook significant restructuring actions in 1993. Since these actions were not in place in 1992 and resulted in substantial taxable losses in 1993, management believes that the information which would be presented in the above table for those years is not meaningful.

Business Outlook

     Based on current record order backlogs, order receipt trends and key market indicators, the Company currently projects 1995 United States and Canadian Class 5, 6 and 7 medium truck demand, including school bus chassis, to be 151,000 units, a 12% increase from 1994, while Class 8 heavy truck demand is forecast at 205,000 units, level with 1994. Diesel engine shipments by the Company to original equipment manufacturers in 1995 are expected to be approximately 161,600 units, or 24% higher than 1994. Sales of service parts by the Company are forecast to grow 6% to $755 million.

     The Company's focus in 1995 will be to further improve product gross margins through increased manufacturing productivity and lower design and material costs.

     It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow will provide a basis for financing operating requirements, capital expenditures and anticipated payments of preferred dividends. In addition, management believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the Financial Services subsidiaries to meet the financing requirements of the Company's dealers and customers.

         <PAGE 17>

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

     The accompanying financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose appointment is ratified by shareowner vote at the Annual Meeting. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

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

     The Audit Committee of the Board of Directors, composed of seven non-employee Directors, meets periodically with the independent auditors, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent auditors, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seem appropriate. Similarly, the Company's independent auditors, internal auditors, general counsel and financial management have full access to the Committee and to the Board of Directors and each is responsible for bringing before the Committee or its Chairman, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.


James C. Cotting
Chairman and
Chief Executive Officer

Robert C. Lannert
Executive Vice President and
Chief Financial Officer

         <PAGE 18>

INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 1994 and 1993, and the related Statement of Income (Loss), of Cash Flow, and of Non-Redeemable Preferred, Preference and Common Shareowners' Equity for each of the three years in the period ended October 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1994 and 1993, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 4 to the Financial Statements, effective November 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.



Deloitte & Touche LLP
December 12, 1994
Chicago, Illinois

         <PAGE 19>

STATEMENT OF INCOME (LOSS)

                                                   Navistar International Corporation
                                                     and Consolidated Subsidiaries
                                                   ----------------------------------
For the Years Ended October 31                                                          Note
(Millions of dollars, except per share data)         1994         1993         1992     Reference
- --------------------------------------------------------------------------------------------------
Sales and Revenues
Sales of manufactured product ................     $  5,153     $  4,510     $  3,685
Finance and insurance revenue ................          152          181          177
Other income .................................           32           30           35
                                                   --------     --------     --------
  Total sales and revenues ...................        5,337        4,721        3,897
                                                   --------     --------     --------
Costs and expenses
Cost of products and services sold ...........        4,500        3,925        3,248
Postretirement benefits ......................          172          209          255   Note 4
Supplemental Trust contribution ..............            -          513            -   Note 21
Engineering expense ..........................           97           94           92
Marketing and administrative expense .........          265          257          274
Interest expense .............................           75           91           99
Financing charges on sold receivables ........           16           14           12
Insurance claims and underwriting expense ....           54           59           62
                                                   --------     --------     --------
  Total costs and expenses ...................        5,179        5,162        4,042
                                                   --------     --------     --------
Income (loss) before income taxes
  Manufacturing ..............................            -            -            -
  Financial Services .........................            -            -            -
                                                   --------     --------     --------
    Income (loss) before income taxes ........          158         (441)        (145)

    Income tax benefit (expense) .............          (56)         168           (2)  Note 5
                                                   --------     --------     --------

Income (loss) of continuing operations .......          102         (273)        (147)
Loss of discontinued operations ..............          (20)           -          (65)  Note 6
                                                   --------     --------     --------
Income (loss) before cumulative effect
 of changes in accounting policy .............           82         (273)        (212)
Cumulative effect of changes
  in accounting policy .......................            -         (228)           -   Notes 4 & 5
                                                   --------     --------     --------

Net income (loss) ............................           82         (501)        (212)

Less dividends on Series G preferred stock ...           29           29           29   Note 7
                                                   --------     --------     --------

Net income (loss) applicable to common stock..     $     53     $   (530)    $   (241)  Note 7
                                                   ========     ========     ========
- --------------------------------------------------------------------------------------

Income (loss) per common share:
  Continuing operations ......................     $    .99     $  (8.63)    $  (6.97)
  Discontinued operations ....................         (.27)           -        (2.58)
  Cumulative effect of changes
    in accounting policy .....................            -        (6.56)           -
                                                   --------     --------     --------

Net income (loss) per common share ...........     $    .72     $ (15.19)    $  (9.55)
                                                   ========     ========     ========

Average number of common and dilutive common
  equivalent shares outstanding (millions) ...         74.6         34.9         25.3   Note 7



- --------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 20>



           Manufacturing*                         Financial Services*
 ----------------------------------        ----------------------------------

   1994         1993         1992            1994         1993         1992
 ----------------------------------------------------------------------------

 $  5,153     $  4,510     $  3,685        $      -     $      -     $      -
        -            -            -             202          223          217
       25           16           17              12           14           18
 --------     --------     --------        --------     --------     --------
    5,178        4,526        3,702             214          237          235
 --------     --------     --------        --------     --------     --------

    4,498        3,919        3,245               2            6            3
      171          208          254               1            1            1
        -          509            -               -            4            -
       97           94           92               -            -            -
      238          230          244              27           27           30
       10           12           12              70           79           87
       66           56           52               -            -            -
        -            -            -              54           59           62
 --------     --------     --------        --------     --------     --------
    5,080        5,028        3,899             154          176          183
 --------     --------     --------        --------     --------     --------

       98         (502)        (197)              -            -            -
       60           61           52               -            -            -
 --------     --------     --------        --------     --------     --------
      158         (441)        (145)             60           61           52

      (56)         168           (2)            (22)         (22)         (20)
 --------     --------     --------        --------     --------     --------

      102         (273)        (147)             38           39           32
      (20)           -          (65)              -            -            -
 --------     --------     --------        --------     --------     --------

       82         (273)        (212)             38           39           32

        -         (228)           -               -           (9)           -
 --------     --------     --------        --------     --------     --------

 $     82     $   (501)    $   (212)       $     38     $     30     $     32
 ========     ========     ========        ========     ========     ========




 ----------------------------------------------------------------------------

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

         <PAGE 21>

STATEMENT OF FINANCIAL CONDITION
                                                 Navistar International Corporation
                                                   and Consolidated Subsidiaries
                                                 ----------------------------------
                                                                                     Note
As of October 31 (Millions of dollars)                   1994          1993          Reference
- ----------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents ..........................   $    557      $    421
Marketable securities ..............................        304           218        Note 8
Receivables, net ...................................      1,517         1,550        Note 9
Inventories ........................................        429           411        Note 10
Prepaid pension assets .............................         63            82        Note 4
Property and equipment, net ........................        578           636        Note 11
Equity in Financial Services subsidiaries ..........          -             -
Investments and other assets .......................        165           224
Intangible pension assets ..........................        309           340
Deferred tax asset .................................      1,134         1,178        Note 5
                                                       --------      --------
Total assets .......................................   $  5,056      $  5,060
                                                       ========      ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Accounts payable ...................................   $    836      $    739        Note 13
Accrued liabilities ................................        452           419        Note 14
Short-term debt ....................................        522           180        Note 15
Long-term debt .....................................        696         1,194        Note 15
Other long-term liabilities ........................        298           294        Note 16
Loss reserves and unearned premiums ................        136           107
Postretirement benefits liability ..................      1,299         1,352        Note 4
                                                       --------      --------
    Total liabilities ..............................      4,239         4,285
                                                       --------      --------
Shareowners' equity
Series G convertible preferred stock                                                 Notes 20
  (liquidation preference $240 million) ............        240           240        & 21
Series D convertible junior preference stock
  (liquidation preference $4 million) ..............          4             5
Common stock (50.0 million and 49.2 million shares
  issued) and warrants .............................      1,628         1,615
Class B Common (25.0 and 25.6 million shares issued)        501           513
Retained earnings (deficit) - balance accumulated
  after the deficit reclassification as of
  October 31, 1987 .................................     (1,532)       (1,588)
Accumulated foreign currency translation
  adjustments and net unrealized holding
  gains (losses) on marketable securities ..........         (6)           (4)       Note 8
Common stock held in treasury, at cost .............        (18)           (6)
                                                       --------      --------
    Total shareowners' equity ......................        817           775
                                                       --------      --------
Total liabilities and shareowners' equity ..........   $  5,056      $  5,060
                                                       ========      ========

- ----------------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 22>


     Manufacturing*                                      Financial Services*
 ----------------------                                 ---------------------

   1994          1993                                    1994          1993
 ----------------------------------------------------------------------------


 $    499      $    377                                $     58      $     44
      166            85                                     138           133
      176           123                                   1,351         1,443
      429           411                                       -             -
       62            81                                       1             1
      549           608                                      29            28
      249           241                                       -             -
      151           201                                      14            23
      309           340                                       -             -
    1,134         1,178                                       -             -
 --------      --------                                --------      --------
 $  3,724      $  3,645                                $  1,591      $  1,672
 ========      ========                                ========      ========




 $    779      $    670                                $     70      $     85
      420           395                                      29            24
        3            25                                     519           155
      124           150                                     572         1,044
      289           285                                       9             9
        -             -                                     136           107
    1,292         1,345                                       7             7
 --------      --------                                --------      --------
    2,907         2,870                                   1,342         1,431
 --------      --------                                --------      --------


      240           240                                       -             -

        4             5                                       -             -

    1,628         1,615                                     178           178
      501           513                                       -             -


   (1,532)       (1,588)                                     73            63


       (6)           (4)                                     (2)            -
      (18)           (6)                                      -             -
 --------      --------                                --------      --------
      817           775                                     249           241
 --------      --------                                --------      --------
 $  3,724      $  3,645                                $  1,591      $  1,672
 ========      ========                                ========      ========

 ----------------------------------------------------------------------------

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

         <PAGE 23>

STATEMENT OF CASH FLOW
                                                   Navistar International Corporation
                                                     and Consolidated Subsidiaries
                                                   ----------------------------------
For the Years Ended October 31                                                          Note
(Millions of dollars)                                1994         1993         1992     Reference
- -------------------------------------------------------------------------------------------------
Cash flow from operations
Net income (loss) ...............................  $     82     $   (501)    $   (212)
Adjustments to reconcile net income (loss)
  to cash provided by (used in) operations:
  Depreciation and amortization .................        72           75           77
  Supplemental Trust contribution ...............         -          513            -   Note 21
  Equity in earnings of Financial Services,
    net of dividends received ...................         -            -            -
  Allowance for losses on receivables
    and dealer loans ............................        (2)          19           24
  Non-cash income tax (benefit) expense .........        51         (170)           -   Note 5
  Provision for loss of discontinued operations .        20            -           65   Note 6
  Cumulative effect of changes
    in accounting policy ........................         -          228            -   Notes 4 & 5
  Other, net ....................................       (24)         (21)         (55)
  Change in operating assets and liabilities ....       (45)        (108)          74   Note 3
                                                   --------     --------     --------
  Cash provided by (used in)
    continuing operations .......................       154           35          (27)
                                                   --------     --------     --------
Cash flow from investment programs
Purchase of retail notes and lease receivables ..      (916)        (770)        (659)
Principal collections on retail notes
  and lease receivables .........................       181          337          409
Sale of retail notes receivables ................       995          558          249   Note 9
Acquisitions (over) under cash collections
  of wholesale notes and accounts receivable ....         -            -            -   Note 3
Purchase of marketable securities ...............      (710)        (371)        (248)
Sales or maturities of marketable securities ....       621          326          283
Proceeds from property sold under sale/leaseback.        87            -            -
Capital expenditures ............................       (87)        (110)         (55)
Net increase in property and equipment
  leased to others ..............................        (5)         (14)          (4)
Base Program Trust pre-funding ..................         -         (300)           -   Note 4
Other investment programs, net ..................        36          (43)         (46)
                                                   --------     --------     --------
  Cash provided by (used in) investment programs.       202         (387)         (71)
                                                   --------     --------     --------
Cash flow from financing activities
Issuance of long-term debt ......................       100            -            -
Principal payments on long-term debt ............      (222)        (117)        (170)
Net increase (decrease) in short-term debt ......       344           75         (176)  Note 15
Increase (decrease) in debt outstanding under
  bank revolving credit facility ................      (372)           -          507
Net proceeds from issuance of Common Stock ......         -          492            -   Note 21
Dividends paid ..................................       (58)           -          (29)
Repurchase of Class B Common Stock ..............       (12)          (2)           -
                                                   --------     --------     --------
  Cash provided by (used in) financing activities      (220)         448          132
                                                   --------     --------     --------
Cash and cash equivalents
  Increase (decrease) during the year ...........       136           96           34
  At beginning of the year ......................       421          325          291
                                                   --------     --------     --------
Cash and cash equivalents at end of the year ....  $    557     $    421     $    325
                                                   ========     ========     ========

- --------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 24>


           Manufacturing*                         Financial Services*
 ----------------------------------        ----------------------------------

   1994         1993         1992            1994         1993         1992
 ----------------------------------------------------------------------------

 $     82     $   (501)    $   (212)       $     38     $     30     $     32


       68           69           74               4            6            3
        -          509            -               -            4            -

      (10)         (10)         (15)              -            -            -

       (4)          17           19               2            2            5
       51         (170)           -               3            4            3
       20            -           65               -            -            -

        -          228            -               -            9            -
       (8)         (14)         (41)            (19)         (11)         (15)
       81           64          159              (8)          19          (17)
 --------     --------     --------        --------     --------     --------

      280          192           49              20           63           11
 --------     --------     --------        --------     --------     --------

        -            -            -            (916)        (770)        (659)

        -            -            -             181          337          409
        -            -            -             995          558          249

        -            -            -            (118)        (187)         (66)
     (651)        (296)        (120)            (59)         (75)        (128)
      569          240          162              52           86          121
       87            -            -               -            -            -
      (87)        (110)         (55)              -            -            -

        -            -            -              (5)         (14)          (4)
        -         (300)           -               -            -            -
       36          (43)         (34)              -            -          (13)
 --------     --------     --------        --------     --------     --------
      (46)        (509)         (47)            130          (65)         (91)
 --------     --------     --------        --------     --------     --------

        -            -            -             100            -            -
      (42)         (18)         (11)           (180)         (99)        (159)
        -            -            8             344           75         (184)

        -            -            -            (372)           -          507
        -          492            -               -            -            -
      (58)           -          (29)            (28)         (33)         (20)
      (12)          (2)           -               -            -            -
 --------     --------     --------        --------     --------     --------
     (112)         472          (32)           (136)         (57)         144
 --------     --------     --------        --------     --------     --------

      122          155          (30)             14          (59)          64
      377          222          252              44          103           39
 --------     --------     --------        --------     --------     --------
 $    499     $    377     $    222        $     58     $     44     $    103
 ========     ========     ========        ========     ========     ========

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

         <PAGE 25>

STATEMENT OF NON-REDEEMABLE PREFERRED,
PREFERENCE AND COMMON SHAREOWNERS' EQUITY

                                                               Shares Outstanding (In thousands)
                                               -----------------------------------------------------------------
                                               Non-Redeemable Convertible
                                               --------------------------
                                                Preferred     Preference
For the Years Ended                               Stock          Stock        Common       Class B
October 31, 1994, 1993 and 1992                  Series G      Series D       Stock        Common      Warrants
- ----------------------------------------------------------------------------------------------------------------
Balance at October 31, 1991 .................     4,800          196         25,012             -        14,834

Issuance of Common Stock
  Conversion of Series D preference stock ...         -          (17)             5             -             -
  Restricted stock ..........................         -            -             13             -             -
  Exercise of stock options .................         -            -             23             -             -
  PBGC settlement shares ....................         -            -            357             -             -
Net loss ....................................         -            -              -             -             -
Preferred dividends paid ....................         -            -              -             -             -
Adjustment for excess additional pension
   liability over intangible pension assets .         -            -              -             -             -
Translation adjustments .....................         -            -              -             -             -
                                               --------     --------       --------      --------      --------

Balance at October 31, 1992 .................     4,800          179         25,410             -        14,834

Issuance of Common Stock
  Public stock offering .....................         -            -         23,600             -             -
  Conversion of Series D preference stock ...         -           (1)             -             -             -
  Restricted stock ..........................         -            -             10             -             -
  Exercise of stock options .................         -            -              2             -             -
  Class B Common Stock ......................         -            -              -        25,642             -
Reclassification of NOL (a)..................         -            -              -             -             -
Repurchase of common stock ..................         -            -             (3)          (96)            -
Stock accumulation fund settlement ..........         -            -            136             -             -
Net loss ....................................         -            -              -             -             -
Preferred dividends declared ................         -            -              -             -             -
Adjustment for excess additional pension
   liability over intangible pension
   assets, net of tax benefit ...............         -            -              -             -             -
Tax benefit on previously recognized
  pension liability .........................         -            -              -             -             -
Expiration of warrants ......................         -            -              -             -        (4,000)
Translation adjustments .....................         -            -              -             -             -
                                               --------     --------       --------      --------      --------

Balance at October 31, 1993 .................     4,800          178         49,155        25,546        10,834

Issuance of Common Stock
  Conversion of Series D preference stock ...         -           (1)             -             -             -
  Restricted stock ..........................         -            -            167             -             -
  Exercise of stock options .................         -            -              1             -             -
  Conversion of Class B Common Stock ........         -            -              -             -             -
Repurchase of common stock ..................         -            -             (4)         (511)            -
Net income ..................................         -            -              -             -             -
Preferred dividends declared ................         -            -              -             -             -
Adjustment for excess additional pension
   liability over intangible pension
   assets, net of tax benefit ...............         -            -              -             -             -
Expiration of warrants ......................         -            -              -             -       (10,834)
Translation adjustments .....................         -            -              -             -             -
Unrealized loss - marketable securities .....         -            -              -             -             -
                                               --------     --------       --------      --------      --------

Balance at October 31, 1994 .................     4,800          177         49,319        25,035             -
                                               ========     ========       ========      ========      ========


See Notes to Financial Statements.

(a) Reclassification required as a result of the 1987 deficit reclassification and adoption of SFAS 109 in fiscal 1993.

         <PAGE 26>



                                           Equity (Millions of dollars)
 ------------------------------------------------------------------------------------------------------------
 Non-Redeemable Convertible                                            Accumulated
 --------------------------    Common                                  Translation      Common
  Preferred    Preference      Stock                                   Adjustment/      Stock
    Stock        Stock          and         Class B       Retained     Unrealized       Held In
  Series G      Series D      Warrants      Common        Earnings    Gains (Losses)   Treasury        Total
- -------------------------------------------------------------------------------------------------------------
  $  240.0      $    4.9      $  522.0     $      -      $  (157.8)     $      -       $  (31.6)     $  577.5


         -           (.4)           .4            -              -             -              -             -
         -             -            .3            -              -             -            (.1)           .2
         -             -           1.7            -              -             -           (1.8)          (.1)
         -             -         (16.0)           -              -             -           22.9           6.9
         -             -             -            -         (212.4)            -              -        (212.4)
         -             -             -            -          (28.8)            -              -         (28.8)

         -             -             -            -            (.8)            -              -           (.8)
         -             -             -            -              -          (4.2)             -          (4.2)
  --------      --------      --------     --------      ---------      --------       --------      --------

     240.0           4.5         508.4            -         (399.8)         (4.2)         (10.6)        338.3


         -             -         492.1            -              -             -              -         492.1
         -             -             -            -              -             -              -             -
         -             -            .3            -              -             -              -            .3
         -             -             -            -              -             -              -             -
         -             -             -        512.8              -             -              -         512.8
         -             -         617.6            -         (617.6)            -              -             -
         -             -             -            -              -             -           (2.5)         (2.5)
         -             -          (3.4)           -              -             -            7.6           4.2
         -             -             -            -         (501.0)            -              -        (501.0)
         -             -             -            -          (28.8)            -              -         (28.8)


         -             -             -            -          (79.4)            -              -         (79.4)

         -             -             -            -           38.3             -              -          38.3
         -             -             -            -              -             -              -             -
         -             -             -            -              -            .6              -            .6
  --------      --------      --------     --------      ---------      --------       --------      --------

     240.0           4.5       1,615.0        512.8       (1,588.3)         (3.6)          (5.5)        774.9


         -           (.1)           .1            -              -             -              -             -
         -             -           1.2            -              -             -              -           1.2
         -             -             -            -              -             -              -             -
         -             -          12.1        (12.1)             -             -              -             -
         -             -             -            -              -             -          (12.6)        (12.6)
         -             -             -            -           82.0             -              -          82.0
         -             -             -            -          (36.0)            -              -         (36.0)


         -             -             -            -           10.0             -              -          10.0
         -             -             -            -              -             -              -             -
         -             -             -            -              -            .1              -            .1
         -             -             -            -              -          (2.7)             -          (2.7)
  --------      --------      --------     --------      ---------      --------       --------      --------

  $  240.0      $    4.4      $1,628.4     $  500.7      $(1,532.3)     $   (6.2)      $  (18.1)     $  816.9
  ========      ========      ========     ========      =========      ========       ========      ========

         <PAGE 27>

                      NOTES TO FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED OCTOBER 31, 1994


1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). Transportation operates in one principal industry segment, the manufacture and marketing of medium and heavy trucks, including school bus chassis, mid-range diesel engines and service parts in the United States and Canada and selected export markets. As used hereafter, "Company" refers to Navistar International Corporation and its consolidated subsidiaries.

     In addition to the consolidated financial statements, the Company has elected to provide financial information in a format that presents the operating results, financial condition and cash flow from operations designated as "Manufacturing" and "Financial Services." Manufacturing includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included on a one-line basis under the equity method of accounting. Financial Services includes Navistar Financial Corporation (Navistar Financial), and other foreign finance and insurance companies. Navistar Financial's primary business is the retail and wholesale financing of products sold by Transportation and its dealers within the United States and the providing of commercial physical damage and liability insurance to Transportation's dealers and retail customers and to the general public through an independent insurance agency system.

     The effects of transactions between Manufacturing and Financial Services have been eliminated to arrive at the consolidated totals. See
Note 2 to the Financial Statements. The distinction between current and long-term assets and liabilities in the Statement of Financial Condition is not meaningful when finance, insurance and manufacturing subsidiaries are combined; therefore, the Company has adopted an unclassified presentation. Certain 1993 and 1992 amounts have been reclassified to conform with the presentation used in the 1994 financial statements.

Cash and Cash Equivalents

     All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, U.S. government securities and floating rate notes are classified as cash equivalents in the Statement of Financial Condition and Statement of Cash Flow.

Marketable Securities

     Marketable securities, which are classified as available-for-sale securities, are reported at fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" which the Company elected to apply as of October 31, 1994. Marketable securities at October 31, 1993, are reported at cost or amortized cost which approximates market value. See Note 8 to the Financial Statements.

         <PAGE 28>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


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

Research and Development

     Activities related to new product development and major improvements to existing products and processes are expensed as incurred and were $95 million, $95 million and $90 million in 1994, 1993 and 1992, respectively. Engineering expense, as shown in the Statement of Income (Loss), includes certain research and development expenses and routine ongoing costs associated with improving existing products and processes.

Income Taxes

     The Company adopted SFAS 109, "Accounting for Income Taxes" in 1993. Under SFAS 109, recognition of a net deferred tax asset is allowed if future realization is more-likely-than-not. A valuation allowance has been provided for those net operating loss carryforwards which are estimated to expire before they are utilized.

     The tax effect of each item of revenue or expense reported in the Statement of Income (Loss) is recognized in the current period regardless of when the related tax is paid. Because the benefit of net operating loss carryforwards is recognized as a deferred tax asset in the Statement of Financial Condition, the Statement of Income (Loss) includes income taxes calculated at the statutory rate. The amount reported does not represent cash payment of income taxes except for certain state income, foreign withholding and federal alternative minimum taxes which are not material. In the Statement of Financial Condition, the deferred tax asset is reduced by the amount of deferred tax expense or increased by a deferred tax benefit recorded during the year.

     The Company files a consolidated federal income tax return which includes all its U.S. subsidiaries. Federal income tax for each U.S. subsidiary is computed separately and is payable to the Company. See Note 5 to the Financial Statements.

         <PAGE 29>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


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

Receivable Sales

     Navistar Financial sells and securitizes receivables to public and private investors with limited recourse but continues to service the receivables, for which a servicing fee is received from the investors.

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

Changes in Accounting Policy

     In 1994, the Company adopted SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" and SFAS 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments". In addition, the Company has elected to apply SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" as of October 31, 1994. Implementation of these standards did not have a material effect on the Company's financial results. See Notes 8, 9 and 17 to the Financial Statements.

         <PAGE 30>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


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

STATEMENT OF INCOME (LOSS)

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Sales and revenues
  Finance and insurance income ............  $    (50) $    (42) $    (40)
  Other income ............................        (5)        -         -
                                             --------  --------  --------
                                             $    (55) $    (42) $    (40)
                                             ========  ========  ========
Costs and expenses
  Interest expense ........................  $     (5) $      - $       -
  Financing charges on sold receivables ...       (50)      (42)      (40)
                                             --------  --------  --------
                                             $    (55) $    (42) $    (40)
                                             ========  ========  ========
Income before income taxes,
  Financial Services ......................  $    (60) $    (61) $    (52)
                                             ========  ========  ========

STATEMENT OF FINANCIAL CONDITION

Millions of dollars                            1994      1993
- ---------------------------------------------------------------
Receivables, net ..........................  $    (10) $    (16)
Equity in Financial Services subsidiaries .      (249)     (241)
                                             --------  --------
Total assets ..............................  $   (259) $   (257)
                                             ========  ========

Accounts payable ..........................  $    (13) $    (16)
Accrued liabilities .......................         3         -
Shareowner's equity, Financial Services ...      (249)     (241)
                                             --------  --------

Total liabilities and shareowners' equity .  $   (259) $   (257)
                                             ========  ========

         <PAGE 31>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   FINANCIAL STATEMENT ELIMINATIONS (continued)

STATEMENT OF CASH FLOW

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Cash and cash equivalents
  provided by (used in):
    Operations ............................  $   (146) $   (220) $    (87)
    Investment programs ...................       118       187        67
    Financing activities ..................        28        33        20
                                             --------  --------  --------
Increase (decrease) during the year
  in cash and cash equivalents ............  $      -  $      -  $      -
                                             ========  ========  ========


3.   INFORMATION RELATED TO THE STATEMENT OF CASH FLOW

     The following provides information related to the change in operating assets and liabilities included in cash and cash equivalents provided by (used in) operations:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
MANUFACTURING
  (Increase) decrease in receivables ......   $   (49) $      7  $   (111)
  (Increase) in inventories ...............       (19)      (51)      (37)
  (Increase) in prepaid and
    other current assets ..................        (4)      (10)       (9)
  Increase in accounts payable ............       103       106       190
  Increase in accrued liabilities .........        50        12       126
                                             --------  --------  --------

  Manufacturing change in operating assets
    and liabilities .......................        81        64       159
                                             --------  --------  --------
FINANCIAL SERVICES
  (Increase) decrease in receivables ......        (1)        2         8
  Increase (decrease) in accounts payable
    and accrued liabilities ...............        (7)       17       (25)
                                             --------  --------  --------

  Financial Services change
    in operating assets and liabilities ...        (8)       19       (17)
                                             --------  --------  --------

Eliminations/reclassifications (a) ........      (118)     (191)      (68)
                                             --------  --------  --------

Change in operating assets and liabilities.  $    (45) $   (108) $     74
                                             ========  ========  ========


(a) Eliminations and reclassifications to the Statement of Cash Flow primarily consist of "Acquisitions (over) under cash collections" relating to Financial Services' wholesale notes and accounts. These amounts are included on a consolidated basis as a change in operating assets and liabilities under cash flow from operations which differs from the Financial Services classification in which net changes in wholesale notes and accounts are classified as cash flow from investment programs.

         <PAGE 32>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS

     The Company provides postretirement benefits to substantially all of its employees. Costs associated with postretirement benefits include pension expense for employees, retirees and surviving spouses, and postretirement health care and life insurance expense for employees, retirees, surviving spouses and dependents. These costs are segregated as a separate component in the Statement of Income (Loss) and are as follows:


Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Pension expense ...........................  $    108  $    107   $   109
Health/life insurance .....................        64       102       146
                                             --------  --------  --------

Total postretirement benefits expense .....  $    172  $    209  $    255
                                             ========  ========  ========


     In the Statement of Financial Condition, the postretirement benefits liability of $1,299 million in 1994 and $1,352 million in 1993 includes $549 million and $600 million, respectively, for pension and $750 million and $752 million, respectively, for postretirement health care and life insurance benefits.

     Generally, the pension plans are non-contributory with benefits related to an employee's length of service and compensation rate. The Company's policy is to fund its pension plans in accordance with applicable United States and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the vested accumulated benefit obligation. The pension plans vary in the extent to which they are funded, but for plan years which ended during the current fiscal year, all legal funding requirements have been met. Plan assets are invested primarily in dedicated portfolios of long-term fixed income securities.

     Legislation known as the "Retirement Protection Act," was passed by the United States Congress amending the "Employee Retirement Income Security Act," (ERISA) and the Internal Revenue Code. The measure will require the accelerated funding of underfunded defined benefit pension plans and will increase the premiums paid to the Pension Benefit Guaranty Corporation. The Company intends to fund its defined benefit plans at, or in excess of, the government requirements.

         <PAGE 33>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

     In addition to providing pension benefits, the Company provides health care and life insurance for a majority of its retired employees, spouses and certain dependents in the United States and Canada. For most retirees in the United States, these benefits are defined by the terms of an agreement between the Company and its employees, retirees and collective bargaining organizations (the Settlement Agreement) which provides such benefits (the Plan). The Plan, which was implemented on July 1, 1993, eliminated certain benefits and provided for cost sharing between the Company and participants in the form of premiums, co-payments and deductibles. A Base Program Trust was established to provide a vehicle for funding of the health care liability through Company contributions and retiree premiums. A separate independent Retiree Supplemental Benefit Program was also established, which included a Company contribution of Class B Common Stock, originally valued at $513 million, to potentially reduce retiree premiums, co-payments and deductibles and provide additional benefits in the future.

Pension Expense

     Net pension expense included in the Statement of Income (Loss) is composed of the following:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Service cost-benefits earned
  during the period .......................   $    34  $     27  $     25
Interest on projected benefit obligation ..       211       220       219
Other pension costs .......................        50        43        54
Less expected return on assets ............      (187)     (183)     (189)
                                             --------  --------  --------

Net pension expense .......................  $    108  $    107  $    109
                                             ========  ========  ========

Actual return on assets ...................  $   (127) $    427  $    218


     "Other pension costs" in the above table include principally the amortization of the net transition obligation and amortization of the cost of plan amendments.

     The determination of the projected benefit obligation is based on actuarial assumptions and discount rates that reflect the current level of interest rates. The return on assets is based on long-term expectations. Annual differences between such expectations and actual experience are deferred unless the cumulative amount exceeds a specified level. Since the adoption of the standard on pension accounting in 1988, the cumulative actual returns on plan assets exceeded cumulative expected returns by $117 million. As a result of accumulated reductions in the discount rate and net actuarial losses, the actual projected benefit obligation exceeds the expected liability by $359 million.

         <PAGE 34>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities

     Included in the Statement of Financial Condition is the minimum pension liability for certain unfunded pension obligations. The unfunded liability in excess of the unamortized prior service cost and net transition obligation was recorded as a reduction in shareowners' equity of $132 million, net of deferred income taxes of $81 million as of October 31, 1994 and $142 million, net of deferred income taxes of $87 million as of October 31, 1993. The change in the minimum pension liability at October 31, 1994 resulted from changes in actuarial assumptions, experience losses and settlement rate changes.

     The funded status of the Company's plans as of October 31, 1994 and 1993, and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                                 Plans in Which       Plans in Which
                                 Assets Exceed      Accumulated Benefits
                              Accumulated Benefits      Exceed Assets
                              --------------------  ---------------------

Millions of dollars              1994       1993       1994       1993
- -------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits ...........  $    (81)  $    (87)  $ (2,282)  $ (2,618)
  Non-vested benefits .......        (5)        (4)      (223)      (213)
                               --------   --------   --------   --------
    Accumulated benefit
      obligation ............       (86)       (91)    (2,505)    (2,831)

  Effect of projected future
    compensation levels .....        (2)        (6)       (21)       (40)
                               --------   --------   --------   --------
Projected benefit obligation.       (88)       (97)    (2,526)    (2,871)
Plan assets at fair value ...       118        122      1,968      2,262
                               --------   --------   --------   --------
Funded status at October 31 .        30         25       (558)      (609)
Unamortized pension costs:
  Net losses ................         7         26        235        260
  Prior service costs .......        14          1         43         49
  (Asset) liability at
    date of transition ......        (1)        (1)       266        301
Adjustment for the
  minimum liability .........         -          -       (522)      (570)
                               --------   --------   --------   --------
Net asset (liability) .......  $     50   $     51   $   (536)  $   (569)
                               ========   ========   ========   ========

         <PAGE 35>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities (continued)

     As shown above, in 1994 for all plans, the sum of the $50 million net asset and the $536 million net liability was $486 million and is the amount recognized in the Statement of Financial Condition at October 31, 1994. This total includes $63 million of prepaid pension assets representing advance contributions to certain plans, and $549 million of net pension liabilities included in the $1,299 million postretirement benefits liability in the Statement of Financial Condition.

     In 1993, for all plans, the sum of the $51 million net asset and the $569 million net liability was $518 million and is the amount recognized in the Statement of Financial Condition at October 31, 1993. This total includes $82 million of prepaid pension assets representing advance contributions to certain plans and $600 million of net pension liabilities included in the $1,352 million postretirement benefits liability in the Statement of Financial Condition.

     The weighted average rate assumptions used in determining pension costs and the projected benefit obligation were:

Millions of dollars                             1994      1993      1992
- -------------------------------------------------------------------------
Discount rate used to determine present
  value of projected benefit obligation ...      9.3%      7.3%      8.8%
Expected long-term rate of return on
  plan assets .............................      8.1%      8.8%      9.2%
Expected rate of increase in future
  compensation levels .....................      3.5%      3.5%      5.5%


     The Company uses a weighted average discount rate based on the internal rate of return on its dedicated portfolio of high-quality bonds and an estimated yield available on high-quality fixed income securities which could be purchased to effectively settle the remaining portion of the obligation. The increase in the discount rate to 9.3% in 1994 from 7.3% in 1993 reflects higher long-term interest rates during the past year.

Other Postretirement Benefits

     The Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its United States and Canadian plans in fiscal 1993 and recognized the transition obligation as a one-time non-cash charge to earnings. The cumulative effect of this change in accounting policy was $729 million, net of a deferred income tax benefit of $420 million. The $228 million cumulative charge for the changes in accounting policy reported in the Statement of Income (Loss) for 1993 includes the $729 million charge from the adoption of SFAS 106 offset by the $501 million benefit from the adoption of SFAS 109, as discussed in Note 5 to the Financial Statements.

         <PAGE 36>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits (continued)

     The components of expense for other postretirement benefits included in the Statement of Income (Loss) are as follows:

Millions of dollars                                       1994      1993
- -------------------------------------------------------------------------
Service cost - benefits earned
  during the year .........................             $    10  $     12
Interest cost on the accumulated
  benefit obligation ......................                  81        91
Expected return on assets .................                 (27)       (1)
                                                       --------  --------
Net other postretirement
  benefits expense ........................            $     64  $    102
                                                       ========  ========

     The funded status of other postretirement benefits as of October 31 is as follows:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
Accumulated other postretirement benefit
  obligation (APBO):
Retirees and their dependents .............            $   (662) $   (753)
Active employees eligible to retire .......                (198)     (160)
Other active participants .................                (178)     (173)
                                                       --------  --------

Total APBO ................................              (1,038)   (1,086)
Plan assets at fair value .................                 308       302
                                                       --------  --------

APBO in excess of plan assets .............                (730)     (784)
Unrecognized net (gain) loss ..............                 (20)       32
                                                       --------  --------

Net liability .............................            $   (750) $   (752)
                                                       ========  ========

     In October 1993, the Company pre-funded $300 million of this liability from the partial proceeds of a public offering of Common Stock. The Company will be required to make additional pre-funding contributions to the liability on or prior to July 1, 1998, such that the total of all pre-funding contributions will equal the total net proceeds from all sales of Common Stock through such date, but not to exceed $500 million. Additionally, the Company is required to annually pre-fund an amount equal to annual service cost. These funds will be used to pay a portion of current benefits; the remainder to be invested with plan assets which consist primarily of equity securities. The expected return on plan assets was 9% at October 31, 1994 and 1993.

         <PAGE 37>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits (continued)

     The weighted average of discount rates used in the United States and Canada to determine the accumulated postretirement benefit obligation was 9.0% and 7.5% at October 31, 1994 and 1993, respectively, based on the estimated income of high-quality fixed income securities which could be purchased to effectively settle the obligation. For 1995, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 10.0%. The rate is projected to decrease to 5% by the year 2003 and remain at that level each year thereafter. If the cost trend rate assumptions were increased by one percentage point for each year, the accumulated postretirement benefit obligation would increase by approximately $100 million and the associated expense recognized for the year ended October 31, 1994 would increase by an estimated $11 million. Conversely, a decrease in the cost trend rate would lower the accumulated postretirement benefit obligation and the associated expense.

5.   INCOME TAXES

     The Company adopted SFAS 109, "Accounting for Income Taxes" in fiscal 1993. Under SFAS 109, deferred tax assets and liabilities are generally determined based on the difference between the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Recognition of a deferred tax asset is allowed if future realization is more-likely-than-not.

     The Income Tax section of Management's Discussion and Analysis includes disclosures related to the determination of the amount of the net deferred tax asset included in the Statement of Financial Condition.

     The income tax benefit (expense) for the years ended October 31 is as follows:

Millions of dollars                            1994      1993      1992
- ------------------------------------------------------------------------
Tax benefit (expense) on income (loss)
  of continuing operations:
  Manufacturing ...........................  $    (34) $    190  $     18
  Financial Services ......................       (22)      (22)      (20)
                                             --------  --------  --------
Total income tax benefit (expense)
  of continuing operations ................  $    (56) $    168  $     (2)
                                             ========  ========  ========

         <PAGE 38>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

     Taxes on income (loss) of continuing operations are analyzed by categories, as follows:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Current:
  Federal .................................  $     (3) $      -  $      -
  State and local .........................        (2)       (2)       (2)
                                             --------  --------  --------
    Total current (expense) ...............        (5)       (2)       (2)
                                             --------  --------  --------
Deferred:
  Federal .................................       (44)      149         -
  State and local .........................        (7)       21         -
                                             --------  --------  --------

    Total deferred benefit (expense) ......       (51)      170         -
                                             --------  --------  --------
Total income tax benefit (expense)
  of continuing operations ................  $    (56) $    168  $     (2)
                                             ========  ========  ========

     The deferred tax expense was primarily generated by the utilization of NOL carryforwards and the reduction of temporary differences and will not require future cash payments.

     The relationship of the tax (expense) benefit to the income (loss) of continuing operations for 1994 and 1993 differs from the U.S. statutory rate (35%) because of state income taxes and benefit of NOLs in foreign countries. The effective tax rates on the income (loss) of continuing operations for the years 1994, 1993 and 1992 were 35.4%, 38.1% and 1.4%, respectively. The effective income tax rate for 1992 differs from the U.S. statutory rate because of the benefit of NOLs in the United States and foreign countries.

     Undistributed earnings of foreign subsidiaries were $16 million and $15 million at October 31, 1994 and 1993, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation, and U.S. tax would be substantially offset by utilization of NOL carryforwards.

          <PAGE 39>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

     The following is a summary of deferred tax assets and liabilities at October 31:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
Deferred tax assets:
  Total deferred tax assets ...............            $  1,431  $  1,483
  Less valuation allowances ...............                (297)     (305)
                                                       --------  --------

    Net deferred tax assets ...............            $  1,134  $  1,178
                                                       ========  ========
Deferred tax liabilities, included in
  other long-term liabilities .............            $     16  $     16
                                                       ========  ========

     The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars                  1994                  1993
- ------------------------------------------------------------------------
United States
- -------------

Deferred tax assets:
  Net operating loss
    carryforwards .........               $    872              $    916
  Alternative
    minimum tax ...........                      3                     -
  Accrued liabilities:
    Product liability .....    $     63              $     71
    Warranty ..............          38                    37
    Employee related
       costs                         62                    38
    Other .................          76        239         96        242
                               --------              --------
  Postretirement benefits:
    Health care and
      life insurance ......         266                   271
    Pensions ..............          81        347         87        358
                               --------   --------   --------   --------
      Total deferred
         tax assets .......                  1,461                 1,516
                                          --------              --------
Deferred tax liabilities:
  Prepaid pension assets ..                    (10)                  (19)
  Depreciation ............                    (39)                  (41)
                                          --------              --------
      Total deferred
         tax liabilities ..                    (49)                  (60)
                                          --------              --------

      Total ...............                  1,412                 1,456

Less valuation allowance ..                   (278)                 (278)
                                          --------              --------
      Net deferred tax asset              $  1,134              $  1,178
                                          ========              ========

         <PAGE 40>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

Millions of dollars                                      1994      1993
- ------------------------------------------------------------------------
Foreign
- -------

Deferred tax assets:
  Net operating loss carryforwards .........           $      3  $     11
  Postretirement benefits ..................                 16        16
                                                       --------  --------

      Total deferred tax assets ............                 19        27
                                                       --------  --------

Deferred tax liabilities:
  Prepaid pension assets ...................                (16)      (16)
                                                       --------  --------

      Total deferred tax liabilities .......                (16)      (16)
                                                       --------  --------

      Total ................................                  3        11
Less valuation allowance ...................                (19)      (27)
                                                       --------  --------

       Net deferred tax liabilities ........           $    (16) $    (16)
                                                       ========  ========

     A valuation allowance has been provided for those net operating loss carryforwards and temporary differences which are estimated to expire before they are utilized. Because the foreign tax carryforward period is relatively short, a full allowance has been provided against the total deferred tax assets. The valuation allowance decreased $8 million during 1994 resulting from recognizing tax benefits from the utilization of NOL carryforwards attributable to 1994 foreign operating income and fluctuations in foreign exchange rates.

     Tax paying entities of the Company offset all deferred tax assets and liabilities within each tax jurisdiction and present them in a single amount in the Statement of Financial Condition. Amounts in different tax jurisdictions cannot be offset against each other. Accordingly, the U.S. deferred tax asset is shown in the Statement of Financial Condition as a deferred tax asset, whereas the foreign deferred tax liability is included in the amount shown for other long-term liabilities.

         <PAGE 41>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


5.   INCOME TAXES (continued)

     At October 31, 1994, the Company had $2,295 million of domestic and $6 million of foreign NOL carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire as follows, in millions of dollars:


                1997 .....................  $  182
                1998 .....................     377
                1999 .....................      35
                2000 .....................     300
                2001 .....................     143
                2002 .....................      47
                2004 .....................     234
                2005 .....................       7
                2006 .....................     126
                2007 .....................      41
                2008 .....................     809
                                            ------
                     Total ...............  $2,301
                                            ======

     Additionally, the estimated reversal of net temporary differences of $1,454 million as of October 31, 1994, will create net tax deductions which, if not utilized previously, will expire subsequent to 2008, as indicated, in millions of dollars:


Estimated Year                                        Estimated Year
of Reversal                                 Amount    of Expiration
- --------------                              ------    -------------------

United States:
  1995 ...................................  $  326    2010
  1996 ...................................      15    2011
  1997 ...................................      27    2012
  1998-2002 ..............................     236    2013-2017
  2003 and thereafter ....................     807    2018 and thereafter
                                            ------

      Total United States.................   1,411
                                            ------
Canada
  2000 and thereafter ....................      43    2008 and thereafter
                                            ------
                                            $1,454
                                            ======

         <PAGE 42>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


6.   DISCONTINUED OPERATIONS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations for environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. See
Note 19 to the Financial Statements.

     Transportation reached a final agreement with the Economic Development Administration (EDA), a division of the United States Department of Commerce, in settlement of commercial and environmental disputes related to the Wisconsin Steel site in Chicago, Illinois. The terms of this agreement are described in Note 19 to the Financial Statements. In addition, Transportation recorded a charge for potential cleanup costs related to the former Solar Division located in San Diego, California.

     In 1992, a provision of $65 million was recorded as a loss of discontinued operations for the settlement of litigation commonly referred to as the Wisconsin Steel Pension Plan Cases. Since this provision pre-dated the adoption of SFAS 109 in fiscal 1993, no income tax benefit was recorded. The court held Transportation liable for pension liabilities to former employees of the Wisconsin Steel Division prior to its sale to EDC Holding Company in 1977. Under the terms of the settlement, the Company paid the Pension Benefit Guaranty Corporation (PBGC) $20 million, issued to the PBGC 357,000 shares of Navistar International Corporation Common Stock and delivered to the PBGC an eight percent ten-year note with a face amount of $36.6 million maturing August 15, 2002.


7.   EARNINGS APPLICABLE TO COMMON STOCK

     For computation of earnings per share, income (loss) applicable to common stock is determined as follows:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Income (loss) of continuing operations ...   $    102  $   (273) $   (147)
Preferred dividend requirements
  on Series G preferred stock ............        (29)      (29)      (29)
                                             --------  --------  --------
Income (loss) of continuing operations
  applicable to common stock .............         73      (302)     (176)
Loss of discontinued operations ..........        (20)        -       (65)
                                             --------  --------  --------
Income (loss) before cumulative effect
  of changes in accounting policy
  applicable to common stock .............         53      (302)     (241)
Cumulative effect of changes
  in accounting policy ...................          -      (228)        -
                                             --------  --------  --------
Net income (loss) applicable
  to common stock ........................   $     53  $   (530) $   (241)
                                             ========  ========  ========

         <PAGE 43>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


7.   EARNINGS APPLICABLE TO COMMON STOCK (continued)

     Average common and dilutive common equivalent shares:

Millions of dollars                            1994      1993      1992
- -------------------------------------------------------------------------
Common shares outstanding
  or unconditionally issuable ............       74.5      34.9      25.3
Common share equivalents .................         .1         -         -
                                             --------  --------  --------
Total average common
  and dilutive common equivalent shares ..       74.6      34.9      25.3
                                             ========  ========  ========


     The increase in the weighted average number of Common and Class B Common shares reflects the issuance and contribution of 25.6 million shares of Class B Common Stock originally valued at $513 million to a separate independent retiree Supplemental Trust on June 30, 1993 and the sale of 23.6 million shares of Common Stock on October 21, 1993 from which the Company realized net proceeds of $492 million. Through October 31, 1994, the Company has repurchased 606,684 Class B Common shares for $15 million as provided by the Settlement Agreement.

     Income (loss) per common share assuming full dilution has not been presented because the potential conversion of the Series G Preferred Stock would not have a dilutive effect for the years presented.


8.   MARKETABLE SECURITIES

     The Company has elected to apply SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" as of October 31, 1994. This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. In accordance with its provisions, the statement is not retroactive to prior financial statements.

     At October 31, 1994, all marketable securities are classified as available-for-sale and reported at fair value in the Statement of Financial Condition in accordance with SFAS 115. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. At October 31, 1993, marketable securities were reported at cost or amortized cost which approximated market value.

         <PAGE 44>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


8.   MARKETABLE SECURITIES (continued)

     Information related to the Company's marketable securities at October 31 is as follows:

                                               1994
- -------------------------------------------------------------------------
                                          Gross       Gross
                              Amortized Unrealized  Unrealized    Fair
Millions of dollars             Cost      Gains       Losses      Value
- -------------------------------------------------------------------------
MANUFACTURING
  Corporate and other
    securities  .............  $     31  $      -    $      -   $     31
  U.S. government securities        125         -           1        124
  Mortgage and
    asset-backed securities .        11         -           -         11
                               --------   --------   --------   --------

  Manufacturing debt
     securities .............       167          -          1        166
                               --------   --------   --------   --------

FINANCIAL SERVICES
  Corporate securities ......        28          -          -         28
  U.S. government securities         67          -          2         65
  Mortgage and
    asset-backed securities..        28          -          1         27
  Foreign government
    securities ..............         9          -          -          9
                               --------   --------   --------   --------
  Financial Services
    debt securities .........       132          -          3        129
  Financial Services
    equity securities .......         9          1          1          9
                               --------   --------   --------   --------
  Financial Services
    marketable securities ...       141          1          4        138
                               --------   --------   --------   --------

Total marketable securities .  $    308   $      1   $      5   $    304
                               ========   ========   ========   ========

         <PAGE 45>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


8.   MARKETABLE SECURITIES (Continued)

                                               1993
- -------------------------------------------------------------------------
                                          Gross       Gross
                              Amortized Unrealized  Unrealized   Fair
Millions of dollars             Cost      Gains       Losses     Value
- -------------------------------------------------------------------------
MANUFACTURING
  Corporate and
    other securities ........  $      9   $      -   $      -   $      9
  U.S. government securities.        76          -          -         76
                               --------   --------   --------   --------
  Manufacturing debt
    securities ..............        85          -          -         85
                               --------   --------   --------   --------

FINANCIAL SERVICES
  Corporate securities  .....        18          1          -         19
  U.S. government securities.        70          5          -         75
  Mortgage and
    asset-backed securities .        36          1          -         37
  Foreign government
    securities ..............         9          -          -          9
                               --------   --------   --------   --------
  Financial Services debt
    securities ..............       133          7          -        140
                               --------   --------   --------   --------

Total marketable securities .  $    218   $      7   $      -   $    225
                               ========   ========   ========   ========

         <PAGE 46>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


8.   MARKETABLE SECURITIES (Continued)

     Contractual maturities of marketable debt securities at October 31 are as follows:

                                          1994                1993
                                   ------------------  ------------------
                                   Amortized   Fair    Amortized    Fair
Millions of dollars                  Cost      Value     Cost       Value
- -------------------------------------------------------------------------
MANUFACTURING
Due in one year or less ....       $     32  $     32  $     61  $     61
Due after one year
  through five years .......            135       134        24        24
                                   --------  --------  --------  --------

    Manufacturing debt
      securities ...........            167       166        85        85
                                   --------  --------  --------  --------

FINANCIAL SERVICES
Due in one year or less ....             17        17         6         6
Due after one year
  through five years .......             61        60        62        65
Due after five years
  through ten years ........             17        16        26        28
Due after ten years ........              9         8         3         3
                                   --------  --------  --------  --------
                                        104       101        97       102
Mortgage and
  asset-backed securities ..             28        28        36        38
                                   --------  --------  --------  --------
    Financial services
      debt securities ......            132       129       133       140
                                   --------  --------  --------  --------
Total debt securities ......       $    299  $    295  $    218  $    225
                                   ========  ========  ========  ========


     Proceeds from sales or maturities of investments in securities held by Manufacturing and Financial Services were $621 million during 1994. Gross gains and losses were not material. Shareowners' equity includes a net unrealized holding loss of $3 million, net of income taxes, at October 31, 1994.

     At October 31, 1994 and 1993, Financial Services had $30 million and $27 million, respectively, of marketable securities on deposit with various state departments of insurance or otherwise restricted as to use. These securities are included in total marketable securities balances at October 31, 1994 and 1993.

          <PAGE 47>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


9.  RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  Customers ..............................             $    193  $    147
  Allowance for losses ...................                  (17)      (24)
                                                       --------  --------

    Manufacturing receivables, net .......                  176       123
                                                       --------  --------

FINANCIAL SERVICES
  Retail notes and lease financing .......                  526       824
  Wholesale notes ........................                  241       237
  Accounts receivable ....................                  370       251
  Amounts due from sales of receivables ..                  181       138
  Reinsurance balance receivables ........                   41         5
                                                       --------  --------

  Total accounts and notes receivables ...                1,359     1,455

  Allowance for losses ...................                   (8)      (12)
                                                       --------  --------

    Financial Services receivables, net ..                1,351     1,443
                                                       --------  --------

    Eliminations .........................                  (10)      (16)
                                                       --------  --------

Total receivables, net ...................             $  1,517  $  1,550
                                                       ========  ========

     The allowance for losses of Manufacturing includes amounts associated with receivables financed by the Financial Services' subsidiaries and receivables on products sold to distributors in export markets.

Financial Services

     During fiscal 1994, the Company's Financial Services' insurance subsidiaries adopted SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." This statement specifies the accounting by insurance enterprises for the reinsurance (ceding) of insurance contracts. It requires reinsurance receivables and prepaid reinsurance premiums to be reported as assets. In accordance with the standard, Financial Services' assets include $41 million of reinsurance receivables at October 31, 1994. The restatement of the prior year's Statement of Financial Condition is not required.

     Navistar Financial purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from Transportation's operations in the United States.

         <PAGE 48>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


9.  RECEIVABLES (continued)

     A portion of Navistar Financial's funding for retail and wholesale notes comes from sales of receivables by Navistar Financial to third parties with limited recourse. Proceeds from sales of retail notes receivable were $995 million in 1994, $558 million in 1993 and $249 million in 1992. Uncollected sold retail and wholesale receivable balances totalled $1,334 million and $839 million as of October 31, 1994 and 1993, respectively. Navistar Financial's maximum exposure under all receivable sale recourse provisions at October 31, 1994 is $177 million which includes holdback reserves of $64 million, subordinated retained interest in securitized receivable sales of $61 million and $52 million of certain cash deposits established as a result of the securitized receivables recourse provisions.

     Contractual maturities of notes and lease financing outstanding at October 31, 1994, are summarized below. Prepayments may cause the average actual life to be shorter.


                               Retail Notes and    Wholesale    Accounts
Millions of dollars            Lease Financing       Notes      Receivable
- --------------------------------------------------------------------------
Gross finance receivables
  due in:

    1995 ...................      $    165         $    136      $    358
    1996 ...................           145              105             -
    1997 ...................           116                -             -
    1998 and thereafter ....           161                -             -
                                  --------         --------      --------

    Gross finance receivables          587              241           358
Unearned finance charges ...            61                -             -
                                  --------         --------      --------

Total finance receivables ..      $    526         $    241      $    358
                                  ========         ========      ========

10.  INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
Finished products ........................             $    169  $    196
Work in process  .........................                  103        73
Raw materials and supplies ...............                  157       142
                                                       --------  --------

Total inventories ........................             $    429  $    411
                                                       ========  ========

         <PAGE 49>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


11.  PROPERTY

     At October 31, property includes the following:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  Land ...................................             $      8  $      8
                                                       --------  --------
  Buildings, machinery and equipment at cost:
    Plants ...............................                1,070     1,087
    Distribution .........................                   71        72
    Other ................................                   78        82
                                                       --------  --------

      Subtotal ...........................                1,219     1,241
                                                       --------  --------

  Total property .........................                1,227     1,249
  Less accumulated depreciation
    and amortization .....................                 (678)     (641)
                                                       --------  --------
      Manufacturing property, net ........                  549       608
                                                       --------  --------
FINANCIAL SERVICES
  Total property .........................                   35        34
  Less accumulated depreciation
    and amortization .....................                   (6)       (6)
                                                       --------  --------

      Financial Services property, net ...                   29        28
                                                       --------  --------

Total property and equipment, net ........             $    578  $    636
                                                       ========  ========


     Included in the gross property of Manufacturing is property under capitalized lease obligations of $27 million at October 31, 1994, and $28 million at October 31, 1993.

         <PAGE 50>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


12.  LEASES

     The Company has long-term noncancellable leases for use of various equipment and facilities. Lease terms are generally for 5 to 25 years and in many cases provide for renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance.

     The Company leases office buildings, distribution centers, furniture and equipment, machinery and equipment and computer equipment. Total operating lease expense was $35 million in 1994, 1993 and 1992. Income received from sublease rentals was $6 million in 1994, 1993 and 1992.

     At October 31, 1994, consolidated future minimum lease payments required under capital and noncancellable operating leases having lease terms in excess of one year are as follows:

                                                       Capital  Operating
Millions of dollars                                    Leases    Leases
- -------------------------------------------------------------------------
1995 .....................................             $      4  $     34
1996 .....................................                    3        33
1997 .....................................                    3        31
1998 .....................................                    3        29
Thereafter ...............................                   11       135
                                                       --------  --------
Total minimum payments ...................                   24  $    262
                                                                 ========
Less imputed interest ....................                   (9)
                                                       --------

  Present value of minimum lease payments.             $     15
                                                       ========

  Future income from subleases ...........                       $     33
                                                                 ========

         <PAGE 51>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

13.  ACCOUNTS PAYABLE

     Major classifications of accounts payable at October 31 are as follows:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  Trade ..................................             $    776  $    669
  Other ..................................                    3         1
                                                       --------  --------
    Manufacturing accounts payable .......                  779       670
                                                       --------  --------

FINANCIAL SERVICES
  Other ..................................                   57        69
  Manufacturing ..........................                   13        16
                                                       --------  --------
    Financial Services accounts payable ..                   70        85
                                                       --------  --------

Eliminations .............................                  (13)      (16)
                                                       --------  --------
Total accounts payable ...................             $    836  $    739
                                                       ========  ========

14.  ACCRUED LIABILITIES

     Major classifications of accrued liabilities at October 31 are as follows:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  Product liability and warranty .........             $    117  $    108
  Payroll and commissions ................                   65        59
  Employee incentive programs ............                   35         -
  Taxes ..................................                   32        27
  Employee related benefits ..............                   29        35
  Environmental ..........................                   11         4
  Dividends declared .....................                    7        29
  Other ..................................                  124       133
                                                       --------  --------
    Manufacturing accrued liabilities ....                  420       395
                                                       --------  --------

FINANCIAL SERVICES
  Interest ...............................                   11        14
  Other ..................................                   18        10
                                                       --------  --------
    Financial Services accrued liabilities                   29        24
                                                       --------  --------

Eliminations .............................                    3         -
                                                       --------  --------
Total accrued liabilities ................             $    452  $    419
                                                       ========  ========

         <PAGE 52>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  DEBT

Short-Term Debt

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  Notes payable and current maturities
    of long-term debt ......................           $      3  $     25
                                                       --------  --------
FINANCIAL SERVICES
  Commercial paper .........................                 19         -
  Bank borrowings ..........................                400        75
  Current maturities of long-term debt .....                100        80
                                                       --------  --------

    Financial Services short-term debt .....                519       155
                                                       --------  --------

Total short-term debt ......................           $    522  $    180
                                                       ========  ========


     Navistar Financial issues commercial paper with varying terms and has short-term borrowings with various banks on a non-committed basis. Compensating cash balances and commitment fees are not required under these borrowings.

Long-Term Debt

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  8 5/8% Sinking Fund Debentures, due 1995 .           $      -  $      9
  6 1/4% Sinking Fund Debentures, due 1998 .                  7        11
  9% Sinking Fund Debentures, due 2004 .....                 65        75
  8% Secured Note, due 2002 ................                 37        37
  Capitalized leases .......................                 13        15
  Other ....................................                  2         3
                                                       --------  --------

    Manufacturing long-term debt ...........                124       150
                                                       --------  --------
FINANCIAL SERVICES
  Senior Debentures and Notes
    9.35% to 9.75%, medium-term,
      due 1995 to 1996 .....................                117       217
    Bank revolver, variable rate,
      due November 1995 ....................                355       727
                                                       --------  --------

        Total senior debt ..................                472       944

  Subordinated Term Debt
    Debentures, 11.95%, due December 1995 ..                  -       100
    Senior notes, 8 7/8%, due November 1998.                100         -
                                                       --------  --------

    Financial Services long-term debt ......                572     1,044
                                                       --------  --------

Total long-term debt .......................           $    696  $  1,194
                                                       ========  ========

         <PAGE 53>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  DEBT (continued)

Long-Term Debt (continued)

     The aggregate annual maturities and sinking fund requirements for long-term debt for the years ended October 31 are as follows:

                                                 Financial
Millions of dollars           Manufacturing      Services        Total
- -------------------------------------------------------------------------
1996 .......................      $  15            $ 472         $ 487
1997  ......................         18                -            18
1998 .......................         18                -            18
1999 .......................         15              100           115
Thereafter .................         58                -            58

Weighted average interest
  rate on total debt
  including short-term debt
  and the effect of discounts
  and related amortization .       8.7%             7.1%          7.3%


     Manufacturing's eight percent secured note, due 2002, is secured by certain plant assets.

     At October 31, 1994, Navistar Financial had contractually committed facilities of $1,327 million consisting of a bank revolving credit facility of $727 million and a retail notes receivable purchase facility of $600 million. The bank revolving credit facility grants security interests in substantially all of Navistar Financial's assets to the debtholders. Unused commitments under the credit and purchase facilities were $595 million, $419 million of which was used to back short-term debt at October 31, 1994. The remaining $176 million, when combined with unrestricted cash and cash equivalents, made $204 million available at October 31, 1994 to fund the general business purposes of Navistar Financial. At October 31, 1994, $377 million of sold notes were outstanding under the retail notes purchase facility. Compensating cash balances are not required under the revolving credit facility, but commitment fees are paid on the unused portions of the bank revolving credit and retail notes receivable purchase facilities. Navistar Financial also pays a facility fee on the $600 million retail notes receivable purchase facility.

     In November 1994, Navistar Financial amended and restated its $727 million bank revolving credit agreement extending the scheduled maturities for 1996 to October 31, 1998 and expanding the commitment to $900 million. In addition, the commitments to sell retail notes under the $600 million retail notes purchase facility agreement were terminated and Navistar Financial established a $300 million asset-backed commercial paper program backed by a $300 million bank liquidity facility which terminates October 31, 1998. The amended revolving credit facility removes dividend restrictions, provides that Navistar Financial maintain certain covenant requirements and grants security interests in substantially all of its assets consistent with the previous credit agreement. Facility fees will be paid quarterly regardless of usage.

         <PAGE 54>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  DEBT (continued)

Long-Term Debt (continued)

     Under the terms of the asset-backed commercial paper program, a special purpose wholly-owned subsidiary of Navistar Financial will purchase retail notes and lease receivables. All assets of the subsidiary will be pledged or sold to a Trust that will fund the receivables with investment grade commercial paper. Navistar Financial will pay a commitment fee on the unused portion of the $300 million asset-backed commercial paper liquidity facility.

     Navistar Financial's wholly-owned subsidiaries, Navistar Financial Retail Receivables Corporation (NFRRC) and Navistar Financial Securities Corporation (NFSC), have a limited purpose of purchasing retail and wholesale receivables, respectively, and transfer an undivided ownership interest in such notes to investors in exchange for pass-through notes and certificates. In addition, the subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to Navistar Financial or affiliated companies.

     At October 31, 1994, NFSC had in place a $300 million revolving wholesale note sales trust providing for the continuous sale of wholesale notes on a daily basis. The sales trust is comprised of three $100 million pools of notes maturing serially from 1997 to 1999.

     On December 15, 1994, Navistar Financial sold $315 million of retail notes, net of increased finance income, through NFRRC to an owner trust which, in turn, sold $304 million of notes and $11 million of certificates to investors. The net proceeds of $314 million were used by Navistar Financial for general working capital purposes and to establish a $19 million reserve account with the trust.

     During fiscal 1993, NFRRC filed a registration statement with the Securities and Exchange Commission providing for the issuance from time to time of $1,000 million of asset-backed securities. In fiscal 1994, Navistar Financial sold $830 million of retail notes with net proceeds from the sales of $828 million of which $57 million was established as a cash reserve with the trusts as a credit enhancement. On October 7, 1994, NFRRC filed an additional registration statement with the Securities and Exchange Commission providing for the issuance from time to time of an additional $2,000 million of asset-backed securities.

     On November 16, 1993, Navistar Financial sold $100 million of 8 7/8% Senior Subordinated Notes due 1998 and used the proceeds to redeem its 11.95% Subordinated Debentures due December 1995.

     Consolidated interest payments were $76 million, $91 million and $92 million in 1994, 1993 and 1992, respectively.

         <PAGE 55>
                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


16.  OTHER LONG-TERM LIABILITIES

     Major classifications of other long-term liabilities at October 31 are as follows:

Millions of dollars                                      1994      1993
- -------------------------------------------------------------------------
MANUFACTURING
  Product liability and warranty .........             $    171  $    170
  Employee related disability ............                   46        50
  Environmental ..........................                   20         6
  Other ..................................                   52        59
                                                       --------  --------

    Manufacturing other
      long-term liabilities ..............                  289       285


FINANCIAL SERVICES
  Product liability ......................                    9         9
                                                       --------  --------

Total other long-term liabilities ........             $    298  $    294
                                                       ========  ========

17.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

     The carrying amounts of financial instruments, as reported in the Statement of Financial Condition and described in the various footnotes to the Financial Statements and their fair values at October 31, are as follows:
                                          1994                1993
                                   ------------------  -------------------
                                   Carrying   Fair     Carrying    Fair
Millions of dollars                 Amount    Value     Amount     Value
- -------------------------------------------------------------------------
Marketable securities ......       $   308  $   304    $   218   $   225
Receivables, net ...........         1,517    1,513      1,550     1,557
Investments and other assets           165      187        224       269
Long-term debt .............           696      693      1,194     1,208


     Cash and cash equivalents approximate fair value. The method for estimating the fair value of marketable securities is described in Note 8 to the Financial Statements.

     Manufacturing's customer receivables and Navistar Financial's wholesale notes and retail and wholesale accounts and other variable-rate retail notes approximate fair value as a result of the short-term maturities of the financial instruments. The fair value of Navistar Financial's truck retail notes is estimated based on quoted market prices of similar sold receivables. The fair value of amounts due from sales of receivables is estimated using cash flow analyses based on interest rates currently offered by Navistar Financial's finance operations.

         <PAGE 56>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


17.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments (continued)

     The fair value of investments and other assets is estimated based on quoted market prices or by discounting future cash flows.

     The short-term debt and variable-rate borrowings under Navistar Financial's bank revolving credit agreement, which is repriced frequently, approximate fair value. The fair value of long-term debt is estimated based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments or discounting future cash flows.

Derivatives Held or Issued for Purposes Other Than Trading

     Derivatives are used by the Company to transfer or reduce risks in foreign exchange and purchase transactions, reduce interest rate risks and potentially increase the return on invested funds.

     The use of derivatives by Manufacturing is generally not material. Collateralized Mortgage Obligations (CMO's) are purchased that have relatively stable cash flow patterns in relation to interest rate changes. At October 31, 1994, Manufacturing had $11 million of CMO's in its investment portfolio. Manufacturing, as conditions warrant, has hedged its foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from non-U.S. dollar foreign sales. Contracted purchases of commodities for manufacturing may be hedged up to one year. At October 31, 1994, there were no hedging instruments in effect.

     Navistar Financial generally acquires floating rate wholesale receivables and fixed rate retail receivables and funds floating rate receivables with floating rate funding and fixed rate receivables with fixed rate funding. Interest rate caps and swaps are used when needed to convert floating rate funds to fixed and vice versa to match the asset portfolio. In addition, Navistar Financial will use a variety of contracts to lock in interest rates during the period in which retail receivables are being sold. During fiscal 1994, Navistar Financial entered into two short-term forward interest rate lock agreements related to two sales of receivables. At October 31, 1994, there were no swap agreements outstanding. One interest rate cap, purchased in 1985 for a notional amount of $50 million, which serves to partially hedge the interest cost of variable rate debt remains outstanding. The Financial Services' insurance companies use CMO's and foreign exchange future contracts to increase the yield on their investment portfolios. These instruments totalled $24 million at October 31, 1994.


18.  COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS ON ASSETS

     At October 31, 1994, commitments for capital expenditures in progress were approximately $33 million.

         <PAGE 57>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


18.  COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS ON ASSETS
     (continued)

     At October 31, 1994, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Company is subject to maximum recourse of $135 million on retail contracts and $14 million on retail leases. Based on historical loss trends however, the Company's exposure to loss is not considered material.

     The Canadian operating subsidiary and certain subsidiaries included in Financial Services are parties to agreements which restrict the amounts which can be distributed to Transportation in the form of dividends or loans and advances which can be made. As of October 31, 1994, these subsidiaries had $340 million of net assets, of which $203 million was restricted as to distribution.

     The Company and Transportation are obligated under certain agreements with public and private lenders of Navistar Financial to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1994.


19.  LEGAL PROCEEDINGS

     In May 1993, a jury issued a verdict in favor of Vernon Klein Truck & Equipment, Inc. and against Transportation in the amount of $10.8 million in compensatory damages and $15 million in punitive damages. The Company appealed the verdict and in order to do so was required to post a bond collateralized with $30 million in cash. In November 1994, the Court of Appeals of the State of Oklahoma reversed the verdict and entered judgment in favor of Transportation on virtually all aspects of the case. The bond and the related collateral will be released when the order of the Court of Appeals is filed.

     Transportation and the Economic Development Administration (EDA), a division of the U.S. Department of Commerce, reached an agreement in the fourth quarter of 1994 in settlement of commercial and environmental
disputes related to the Wisconsin Steel property.   EDA and Transportation
became 90% and 10% beneficiaries, respectively, of a trust which was created after the party that purchased Wisconsin Steel filed for bankruptcy. At the time of bankruptcy, EDA had guaranteed repayment of 90% and Transportation of 10% of loans made to Wisconsin Steel. The settlement provides that EDA transfer its interest in the trust to Transportation, who in turn will assume responsibility for completing the investigation of the environmental condition at the site and for any cleanup work that may be necessary. Transportation has agreed to pay EDA $11 million to settle various commercial issues as well as reimburse them for a portion of environmental response costs spent by EDA. The Department of Justice must approve the final settlement before the interest in the trust, or the property, is transferred to Transportation.

         <PAGE 58>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


19.  LEGAL PROCEEDINGS (continued)

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


20.  PREFERRED AND PREFERENCE STOCKS

     In 1993, the Company's Certificate of Incorporation was amended and restated and two new series of preference stock were created with a par value of $1.00 per share. These stocks have been designated as Nonconvertible Junior Preference Stock, Series A and Nonconvertible Junior Preference Stock, Series B. The Series A Preference Stock is held for the Retiree Supplemental Benefit Program by a Supplemental Trust which is currently entitled to elect two members to the Company's Board of Directors. The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) holds the Series B Preference Stock and is currently entitled to elect one member of the Company's Board of Directors. At October 31, 1994, there was one share each of Series A and Series B Preference stock authorized and outstanding. The value of the preference shares is minimal.

     Other information pertaining to preferred and preference stocks outstanding is summarized as follows:

                          Series G, $6.00        Series D Convertible
                          Cumulative Preferred   Junior Preference
- -------------------------------------------------------------------------

Number authorized .....   4,800,000              3,000,000
Number issued .........   4,799,979              3,000,000
Number outstanding
  at October 31
  1994 ................   4,799,979              177,058
  1993 ................   4,799,979              178,129

Optional redemption
  price and liquidation
  preference ..........   $50 per share plus     $25 per share plus
                          accrued dividends      accrued dividends
Conversion rate per
  share into Common
  Stock (subject
  to adjustment
  in certain
  circumstances) ......   0.133 shares           0.3125 shares
Ranking as to dividends
  and upon liquidation.   Senior to all other    Senior to Common;
                          equity securities      junior to Series G

Dividend rate .........   Annual rate of         120% of the cash
                          $6.00 per share,       dividends on Common
                          payable quarterly      Stock as declared
                                                 on a common
                                                 equivalent basis

                          Dividends may be paid out of surplus as
                          defined under Delaware corporation law.
                          At October 31, 1994, the Company had such
                          defined surplus of $802 million.
- -------------------------------------------------------------------------

         <PAGE 59>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


21.  COMMON STOCK AND WARRANTS

     In 1993, the Company's Certificate of Incorporation (Certificate) was amended and restated and the Company effected a one-for-ten reverse split of its common stock. All references to the number of shares of common stock and all per share information were adjusted to reflect the reverse split on a retroactive basis.

Common Stock

     The amended and restated Certificate increased the number of authorized shares of Common Stock to 110,000,000 shares with a par value of $.10 per share.

     On October 21, 1993, the Company completed an offering of 23,600,000 Common shares, from which the Company realized gross proceeds of approximately $516 million. Net proceeds to the Company were $492 million after deducting the underwriting discount and other expenses payable by the Company.

     At October 31, 1994 and 1993, there were 49,319,200 and 49,154,621 shares of Common Stock outstanding, respectively. Common shares outstanding exclude common stock held in treasury in the amount of 667,241 and 56,457 shares at October 31, 1994 and 1993, respectively. Included in the shares of Common Stock outstanding are 177,246 shares of restricted stock which have been issued in accordance with the provisions of the 1988 and 1994 Performance Incentive Plans. The market value of the restricted stock at the date of grant is recorded as unearned stock compensation in Shareowners' Equity and amortized to expense over the minimum periods of restriction. Unearned stock compensation was $2.9 million and $.3 million at October 31, 1994 and 1993, respectively.

Class B Common Stock

     The Certificate authorizes 26,000,000 shares of Class B Common Stock of which 25,641,545 shares, originally valued at $513 million, were contributed in 1993 to a separate independent retiree Supplemental Trust. The Class B Stock has a par value of $.10 per share and also has restricted voting rights and transfer provisions.

     The per share value of the Class B Common Stock was determined by the closing price of the Common Stock on the New York Stock Exchange on the contribution date, less a discount factor of 20%. The discount factor was determined by the Company, following consultation with investment bankers, and gives effect to restrictions on voting and transfer rights imposed by the terms of the Settlement Agreement and for a control premium to give effect for the number of shares contributed to the Supplemental Trust.
The circumstances are limited under which the Supplemental Trust can transfer or sell Class B Common Stock and any Class B Common Stock transferred or sold will convert automatically into Common Stock. Any remaining Class B Common Stock will convert into Common Stock no later than fiscal 1998. During 1994, the Company repurchased 511,173 Class B Common shares which were converted to Common Stock and are held in Treasury.

     At October 31, 1994 and 1993, there were 25,034,861 and 25,546,034 shares of Class B Common Stock outstanding, respectively.

         <PAGE 60>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


21.  COMMON STOCK AND WARRANTS (continued)

Dividends on common stock

     All shares of Common Stock and Class B Common Stock share equally in dividends except that stock dividends are payable in shares of Common Stock to holders of that class and in Class B Common Stock to holders of that class. Upon liquidation, all shares of Common Stock and Class B Common Stock are entitled to share equally in the assets of the Company available for distribution to the holders of such shares. Dividends may be paid out of surplus as defined under Delaware corporation law. At October 31, 1994, the Company had such defined surplus of $802 million.

Warrants

     At October 31, 1993, there were 10,833,890 Series A warrants outstanding with 11,200,000 authorized and 10,846,480 issued. The Series A warrants expired December 15, 1993. There were no warrants outstanding at October 31, 1994.


22.  STOCK COMPENSATION PLANS

     The Navistar 1994 Performance Incentive Plan (Incentive Plan) provides for the granting of stock options and restricted stock to key employees as determined by the Committee on Organization of the Board of Directors (Committee). Under the Incentive Plan, one percent of the outstanding shares of Common Stock are authorized for use each year. Any amount not used in one year may be used in the following year. Shares to be used under the Incentive Plan will be either shares authorized, but previously unissued, or shares reacquired by the Company.

     The Incentive Plan includes the granting of two types of stock option awards, non-qualified options and incentive options. Non-qualified and incentive options, which may be granted by the Committee in amounts and at times as it may determine, have a term of not more than ten years and one day and ten years, respectively, and are exercisable at a price equal to the fair market value of the stock on the day after the grant. Generally, these options are not exercisable during the first year. There were 146,406 and 346,839 and 344,045 shares available for grant, and 554,374 and 636,984 and 675,519 options exercisable at October 31, 1994, 1993 and 1992, respectively. Payment for the exercise of any of the options may be made by delivering, at fair market value, shares of Common Stock already owned by the option-owner.

     The following table summarizes changes in common stock under option for the year ended October 31, 1994:
                                            Number of      Option Price
                                              Shares         Per Share
                                            ---------    -----------------

Outstanding options at beginning of year .   639,234     $21.88 to $ 91.25
Options - granted ........................   614,560      13.00 to   24.81
        - exercised ......................    (8,850)          21.88
        - terminated .....................   (98,540)     21.88 to   91.25
                                           ---------

Outstanding options at end of year ....... 1,146,404     $13.00 to $ 91.25
                                           =========

Options becoming exercisable
  during the year ........................     2,500
                                           =========

          <PAGE 61>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


23.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                              4th Quarter       3rd Quarter       2nd Quarter       1st Quarter
                            --------------    --------------    --------------    ---------------
(Millions of dollars,
 except per share data)      1994     1993     1994     1993     1994     1993     1994     1993
- -------------------------------------------------------------------------------------------------
Consolidated Operations
Total sales and revenues .. $1,550   $1,307   $1,254   $1,129   $1,394   $1,244   $1,139   $1,041
                            ======   ======   ======   ======   ======   ======   ======   ======
Net income (loss):
  Income (loss) before
    Supplemental Trust
      contribution ........ $   67   $   31   $   32   $   11   $   35   $   26   $   24   $    4
  Supplemental Trust
    contribution ..........      -        -        -     (513)       -        -        -        -
  Income tax
    benefit (expense) .....    (24)      (9)     (12)     190      (12)     (11)      (8)      (2)
                            ------   ------   ------   ------   ------   ------   ------   ------
Income (loss)
  Continuing operations....     43       22       20     (312)      23       15       16        2
  Discontinued operations,
    net of income taxes
    of $13 million ........    (20)       -        -        -        -        -        -        -
  Cumulative effect of
    changes in accounting
    policy (a):
      SFAS 106, net of
        income taxes of
        $420 million ......      -        -        -        -        -        -        -     (729)
      SFAS 109 ............      -        -        -        -        -        -        -      501
                            ------   ------   ------   ------   ------   ------   ------   ------
Net income (loss) ......... $   23   $   22   $   20   $ (312)  $   23   $   15   $   16   $ (226)
                            ======   ======   ======   ======   ======   ======   ======   ======

Income (loss) per
  common share:
  Continuing operations ... $  .49   $  .28   $  .17   $(9.99)  $  .21   $  .32   $  .12   $ (.19)
  Discontinued operations .   (.27)      -        -         -        -        -        -        -
  Cumulative effect of
    changes in accounting
    policy (a):
      SFAS 106, net of
        income taxes of
        $420 million ......      -        -        -        -        -        -        -   (28.54)
      SFAS 109 ............      -        -        -        -        -        -        -    19.59
                            ------   ------   ------   ------   ------   ------   ------   ------
Net income (loss)
  per common share (b) .... $  .22   $  .28   $  .17   $(9.99)  $  .21   $  .32   $  .12   $(9.14)
                            ======   ======   ======   ======   ======   ======   ======   ======

Supplemental Data
Manufacturing
  Sales and revenues ...... $1,511   $1,262   $1,218   $1,083   $1,357   $1,192   $1,092   $  989
  Gross margin ............    201      170      154      134      160      161      140      126
  Income (loss)
    before taxes and
    Financial Services ....     52       16       18     (517)      23       11        5      (12)

Financial Services
    Revenues ..............     54       57       51       56       50       62       59       62
    Interest expense ......     19       19       17       19       17       19       17       22
    Income before taxes ...     15       15       14       15       12       15       19       16

Transactions between Manufacturing and Financial Services operations have been eliminated from Consolidated Operations. See Notes 1 and 2.

- -------------------------------------------------------------------------------------------------
(a)  In the third quarter of 1993, the Company adopted SFAS 106 and SFAS 109 retroactive to November 1, 1992.  As required, the previously reported results for the first and second quarters of 1993 were restated.

(b) Earnings per share are calculated based on the weighted average number of Common and Class B Common shares outstanding at the end of each quarter. See Note 21 to the Financial Statements.

         <PAGE 62>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


23.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited) (continued)

FOURTH QUARTER 1994 RESULTS

     Fourth quarter consolidated sales and revenues of $1,550 million were 19% higher than the same period a year ago. Company Class 5 through 8 truck retail deliveries increased 22%, reflecting a 20% improvement to 92,600 units in United States and Canadian industry retail sales. For the fourth quarter, the Company maintained its leadership in the combined Class 5 through 8 market in the United States and Canada with a market share of 28.3%, an increase from the 27.9% reported last year. Shipments of 34,000 mid-range diesel engines to original equipment manufacturers were 4% higher than the same quarter of 1993 reflecting consumer demand for the diesel-powered light trucks and vans which use this engine. Service parts sales increased 11% from the fourth quarter of 1993.

     Income from continuing operations was $43 million, an increase from the $22 million reported for the same period in 1993. Net income of $23 million included a $20 million after-tax charge to discontinued operations for environmental liabilities at production facilities of two formerly owned businesses. See Note 6 to the Financial Statements.

     Manufacturing gross margin for the period was 13.4%, slightly below the 13.6% for the fourth quarter of 1993. The favorable effect of higher sales volume and improved performance was more than offset by the provision for payment to employees as required by the Company's profit sharing agreements and the impact of additional costs incurred to meet customer delivery commitments.

     Financial Services income before taxes was $15 million, unchanged from the same period in 1993.

         <PAGE 63>

FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

- -----------------------------------------------------------------------------------------------
For the Years Ended October 31
(Millions of dollars,
except per share data)                       1994       1993       1992       1991       1990
- -----------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
  Sales and revenues
    Sales of manufactured products
      by geographic area
        United States ....................  $ 4,670    $ 4,149    $ 3,392    $ 2,984    $ 3,300
        Canada ...........................      483        361        293        275        343
                                            -------    -------    -------    -------    -------

      Total ..............................    5,153      4,510      3,685      3,259      3,643
  Revenues of Financial Services companies      202        223        217        232        245
  Other income ...........................       37         30         35         47         57
  Eliminations ...........................      (55)       (42)       (40)       (42)       (42)
                                            -------    -------    -------    -------    -------

    Total sales and revenues .............  $ 5,337    $ 4,721    $ 3,897    $ 3,496    $ 3,903
                                            =======    =======    =======    =======    =======
  Net income (loss)
    Income (loss) before
      Supplemental Trust
      contribution and taxes .............  $   158    $    72    $  (145)   $  (162)   $    (7)
    Supplemental Trust
      contribution (a) ....................       -       (513)         -          -          -
    Income tax benefit (expense) (b) ......     (56)       168         (2)        (3)        (4)
                                            -------    -------    -------    -------    -------
 Income (loss)
    Continuing operations .................     102       (273)      (147)      (165)       (11)
    Discontinued operations (c) ...........     (20)         -        (65)         -          -
    Cumulative effect of
      accounting changes (d) ..............       -       (228)         -          -          -
                                            -------    -------    -------    -------    -------

    Net income (loss) ..................... $    82    $  (501)   $  (212)   $  (165)   $   (11)
                                            =======    =======    =======    =======    =======

  Income (loss) per common share
    Continuing operations ................. $   .99    $ (8.63)   $ (6.97)   $ (7.71)   $ (1.56)
    Discontinued operations (c) ...........    (.27)         -      (2.58)         -          -
    Cumulative effect of
      accounting changes (d) ..............       -      (6.56)         -          -          -
                                            -------    -------    -------    -------    -------

    Net income (loss) per common share (g). $   .72    $(15.19)   $ (9.55)   $ (7.71)   $ (1.56)
                                            =======    =======    =======    =======    =======
- ------------------------------------------------------------------------------------------------
FINANCIAL DATA
  Assets
    Manufacturing ......................... $ 3,724    $ 3,645    $ 2,208    $ 2,149    $ 2,339
    Financial Services ....................   1,591      1,672      1,659      1,540      1,774
    Eliminations ..........................    (259)      (257)      (240)      (246)      (318)
                                            -------    -------    -------    -------    -------

      Total ............................... $ 5,056    $ 5,060    $ 3,627    $ 3,443    $ 3,795
                                            =======    =======    =======    =======    =======

  Debt
    Manufacturing ......................... $   127    $   175    $   187    $   154    $   164
    Financial Services ....................   1,091      1,199      1,218      1,052      1,248
    Eliminations ..........................       -          -          -          -        (31)
                                            -------    -------    -------    -------    -------

      Total ............................... $ 1,218    $ 1,374    $ 1,405    $ 1,206    $ 1,381
                                            =======    =======    =======    =======    =======

  Consolidated shareowners' equity ........ $   817    $   775    $   338    $   577    $   815
  Financial Services
    shareowner's equity ................... $   249    $   241    $   240    $   237    $   279
  Manufacturing long-term debt
    as a percent of long-term debt
    and shareowners' equity ...............     13%        16%        34%        20%        16%

         <PAGE 64>

FIVE YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

- -----------------------------------------------------------------------------------------------
For the Years Ended October 31
(Millions of dollars,
except per share data)                       1994       1993       1992       1991       1990
- -----------------------------------------------------------------------------------------------
SHAREOWNER DATA
Market price range (by fiscal year)
  High .................................    $27 5/8    $31 3/4    $41 1/4    $41 1/4    $48 3/4
  Low ..................................     12 3/8     18 3/4     17 1/2     20         21 1/4
Average number of Common,
  Class B Common and dilutive
  common equivalent shares
  outstanding (millions) (e) ...........       74.6       34.9       25.3       25.1       25.2
Number of Common and Class B Common
  shares outstanding at October 31
  (millions) (e) .......................       74.4       74.7       25.4       25.0       25.0
- -----------------------------------------------------------------------------------------------
SUPPLEMENTAL DATA
Capital expenditures ...................    $    87    $   110    $    55    $    77    $   182
Research and development
  expenditures .........................    $    95    $    95    $    90    $    87    $    84
Depreciation and amortization ..........    $    72    $    75    $    77    $    73    $    67
Number of employees
  Worldwide ............................     14,910     13,612     13,945     13,472     14,071
  United States ........................     12,792     11,934     12,390     12,336     12,899
- -----------------------------------------------------------------------------------------------
OPERATING DATA
North American market share (f) ........      27.0%      27.6%      28.4%      29.3%      27.2%
Unit shipments
  Trucks ...............................     95,000     87,200     73,200     70,200     80,200
  OEM Engines ..........................    130,600    118,200     97,400     74,800    100,900
Service parts sales ....................    $   714    $   632    $   571    $   530    $   558

(a) In July 1993, the Company issued approximately 25.6 million shares of Class B Common Stock to the Supplemental Trust. See Note 21 to the Financial Statements.

(b) Taxes for the year ended October 31, 1993 reflect the adoption of SFAS 109. See Note 5 to the Financial Statements.

(c) The 1994 loss of discontinued operations resulted from a $20 million, or $.27 per common share, charge for environmental liabilities at two formerly owned production facilities. The charge is net of income taxes of $13 million. The 1992 results include a $65 million, or $2.58 per common share, charge on the settlement of litigation with the Pension Benefit Guaranty Corporation. See Note 6 to the Financial Statements.

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

         <PAGE 65>

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

     A copy of the Company's 1994 Annual Report on Form 10-K to the Securities and Exchange Commission will be provided, without charge, to shareowners upon written request to the Corporate Secretary, Corporate Headquarters, after January 31, 1995.

     A Mid-Year Report containing financial information and other Company news is mailed as soon as available after the second quarter end. A summary of the annual meeting of shareowners is also available in the Mid-Year Report.

     Other publications, including news releases, are available by writing Corporate Communications, Corporate Headquarters.

Annual Meeting

     The 1995 Annual Meeting of Shareowners is scheduled to take place at 10:15 a.m., CST on March 15, 1995, at the Art Institute of Chicago in the Arthur Rubloff Auditorium.

     Shareowners are invited to attend this meeting, take part in discussions of Company affairs and meet personally with the directors and officers responsible for the operations of Navistar.

     A Proxy Statement and Form of Proxy will be mailed to each shareowner on or about January 27, 1995.

Corporate Headquarters

     The corporate offices of Navistar International Corporation and its principal subsidiary, Navistar International Transportation Corp., are located at 455 North Cityfront Plaza Drive, Chicago, Illinois 60611;
Telephone: (312) 836-2000.

         <PAGE 66>

About Your Stock

     Navistar International Corporation Common Stock is listed on the New York, Chicago and Pacific stock exchanges and is quoted as "Navistar" in stock table listings in daily newspapers. The abbreviated stock symbol is "NAV".

     The stock transfer agent who can answer inquiries about your Navistar International Corporation Common Stock is: Harris Trust and Savings Bank, 311 W. Monroe, 11th Floor, Chicago, Illinois 60606; Telephone: (312) 461-3932.

     There were approximately 70,394 owners of Common Stock at October 31,
1994.

Dividend and Price Range

     The accompanying table shows the range of a composite of Common Stock prices at close of trade for the past two fiscal years.

                                               Price Range
                                   -------------------------------------
                                         1994                1993
Fiscal Quarter                      High      Low       High      Low
- ------------------------------------------------------------------------
1st .........................      $27 5/8   $22 3/8   $31 3/4   $18 3/4
2nd .........................       26        19 3/8    30        25
3rd .........................       19 1/4    12 3/8    30        21 1/4
4th .........................       16 5/8    12 1/2    27 7/8    19 3/4


     The Company pays an annual dividend of $6.00 per share on its Series G Cumulative Preferred Stock. Dividends currently are not paid on its Common Stock.

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

         <PAGE 67>

Directors and Officers
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      NAVISTAR INTERNATIONAL
NAVISTAR INTERNATIONAL CORPORATION                                                                    TRANSPORTATION CORP.
- ---------------------------------------------------------------------------------------------------   ----------------------------
Board of Directors                                                     Principal Officers             Principal Officers
- ------------------------------------------------------------------     ----------------------------   ----------------------------
Jack R. Anderson                    William C. Craig                   James C. Cotting               James C. Cotting
President                           Former Executive Vice President    Chairman and                   Chairman and
Calver Corporation                  Mack Trucks                          Chief Executive Officer        Chief Executive Officer
Health Care Consulting              Manufacturer of Trucks             John R. Horne                  John R. Horne
  and Investments                   Jerry E. Dempsey                   President and                  President and
William F. Andrews                  Chairman and                         Chief Operating Officer        Chief Operating Officer
Chairman and                        Chief Executive Officer            Robert C. Lannert              Robert C. Lannert
  Chief Executive Officer           PPG Industries Inc.                Executive Vice President and   Executive Vice President and
Amdura Corp.                        Diversified Global Manufacturer      Chief Financial Officer        Chief Financial Officer
Manufacturer of Waste                 of Glass, Protective Coatings    Robert A. Boardman
  Management Equipment                and Chemicals                    Senior Vice President and
Wallace W. Booth                    Mary Garst                           General Counsel              Group Vice Presidents
Retired Chairman and                Manager, Cattle Division           Thomas M. Hough
  Chief Executive Officer           Garst Company                      Vice President and             John J. Bongiorno
Ducommun Incorporated               Agri-Business Company                Treasurer                    General Manager
Manufacturer of                     Dr. Arthur G. Hansen               Robert I. Morrison             Financial Services
  Components and Assemblies         Educational Consultant             Vice President and             David J. Johanneson
  for the Aerospace Industry        President Emeritus                   Controller                   Truck Businesses
Dr. Andrew F. Brimmer                 Purdue University                Steven K. Covey                James T. O'Dare, Jr.
President                           John R. Horne                      Corporate Secretary            Sales and Distribution
Brimmer & Company, Inc.             President and                                                     Daniel C. Ustian
Economic and Financial                Chief Operating Officer                                         General Manager
  Consulting                        Navistar International                                            Engine and Foundry
Bill Casstevens                       Corporation                                                     Dennis W. Webb
Secretary - Treasurer of the UAW    Robert C. Lannert                                                 International Operations
Richard F. Celeste                  Executive Vice President
Managing General Partner              and Chief Financial Officer                                     Senior Vice Presidents
Celeste & Sabety, Ltd.              Navistar International
Public Policy Consulting Firm         Corporation                                                     Robert A. Boardman
John D. Correnti                    Donald D. Lennox                                                  General Counsel
President and                       Chairman of the Board                                             John M. Sheahin
  Chief Operating Officer           International Imaging                                             Employee Relations
  and Director                        Materials Inc.                                                    and Administration
Nucor Corporation                   Manufacturer of Thermal
Steel Manufacturer                    Transfer Ribbons                                                Vice Presidents
James C. Cotting                    Retired Chairman of the Board
Chairman and                          and Chief Executive Officer                                     Kirk A. Gutmann
  Chief Executive Officer           Navistar International                                            Truck Engineering
Navistar International                Corporation                                                     Thomas M. Hough
  Corporation                       Elmo R. Zumwalt, Jr.                                              Treasurer
                                      President                                                       Robert I. Morrison
                                    Admiral Zumwalt &                                                 Controller
                                      Consultants, Inc.                                               Thomas E. Rigsby
                                    Management Consultants                                            Truck Manufacturing
                                                                                                      James L. Simonton
                                                                                                      Materials Management
                                                                                                      Dean P. Stanley
                                                                                                      Quality Management
                                                                                                        and Technology
                                                                                                      Brian B. Whalen
                                                                                                      Public Affairs

                                                                                                      Secretary

                                                                                                      Gregory Lennes



Committees of the Board
- ----------------------------------------------------------------------------------------------
Executive Committee                 Finance Committee                  Public Policy Committee
James C. Cotting, Chairman          Donald D. Lennox, Chairman         Mary Garst, Chairwoman
William F. Andrews                  Wallace W. Booth                   Jack R. Anderson
Bill Casstevens                     Andrew F. Brimmer                  William F. Andrews
Jerry E. Dempsey                    Bill Casstevens                    Andrew F. Brimmer
Arthur G. Hansen                    James C. Cotting                   Bill Casstevens
John R. Horne                       William C. Craig                   Richard F. Celeste
Donald D. Lennox                    Jerry E. Dempsey                   Elmo R. Zumwalt, Jr.

Committee on Organization           Audit Committee
Wallace W. Booth, Chairman          Andrew F. Brimmer, Chairman
William F. Andrews                  Jack R. Anderson
John D. Correnti                    Richard F. Celeste
William C. Craig                    John D. Correnti
Jerry E. Dempsey                    Mary Garst
Arthur G. Hansen                    Arthur G. Hansen
Elmo R. Zumwalt, Jr.                Donald D. Lennox