Form 10-K, Exhibit 13
period 1995-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1996-01-26
CIK 808450

<PAGE 1>
                                                             EXHIBIT 13




                     NAVISTAR INTERNATIONAL CORPORATION

                              AND SUBSIDIARIES




                                 FORM 10-K

                               ANNUAL REPORT




                    FOR THE YEAR ENDED OCTOBER 31, 1995




                    FILED PURSUANT TO SECTION 13 OR 15 (D)

                                    OF THE

                       SECURITIES EXCHANGE ACT OF 1934

         <PAGE 2>

FINANCIAL SUMMARY
Millions of dollars, except per share data           1995             1994
----------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31

Sales and revenues ............................    $  6,342         $  5,337

Income before income taxes ....................    $    262         $    158
Net income ....................................    $    164         $     82

Net income per common share ...................    $   1.83         $    .72

Manufacturing gross margin ....................       13.8%            12.8%

Return on equity (a) ..........................       18.9%            12.5%

Cash and marketable securities ................    $  1,040         $    861


(a)  Calculated using income of continuing operations.

----------------------------------------------------------------------------

         <PAGE 3>

FINANCIAL INFORMATION


Financial Summary ...................................................      2

Management's Discussion and Analysis of Results
  of Operations and Financial Condition .............................      4

Statement of Financial Reporting Responsibility .....................     11

Independent Auditors' Report ........................................     12

Financial Statements

  Statement of Income ...............................................     13
  Statement of Financial Condition ..................................     15
  Statement of Cash Flow ............................................     17
  Statement of Non-Redeemable Preferred, Preference and
    Common Shareowners' Equity ......................................     19

Notes to Financial Statements

  1  Summary of accounting policies .................................     20
  2  Supplemental  cash flow information ............................     22
  3  Postretirement benefits ........................................     23
  4  Income taxes ...................................................     26
  5  Discontinued operations ........................................     30
  6  Marketable securities ..........................................     30
  7  Receivables ....................................................     32
  8  Property .......................................................     34
  9  Inventories ....................................................     34
  10  Leases ........................................................     35
  11  Accounts payable ..............................................     36
  12  Other liabilities .............................................     36
  13  Debt ..........................................................     37
  14  Financial instruments .........................................     40
  15  Commitments, contingent liabilities and restrictions on assets.     42
  16  Legal proceedings .............................................     42
  17  Environmental matters .........................................     43
  18  Preferred and preference stocks ...............................     44
  19  Common stock ..................................................     45
  20  Stock compensation plans ......................................     46
  21  Selected quarterly financial data (unaudited) .................     47

Ten-Year Summary of Selected Financial and Statistical Data .........     48

         <PAGE 4>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "Company" refers to Navistar International Corporation and its consolidated subsidiaries.
The Company manufactures and markets Class 5 through 8 trucks, including school buses, mid-range diesel engines and service parts in the United States and Canada. These products are also sold to distributors in selected export markets. The financial services subsidiaries of the Company provide wholesale, retail and lease financing and commercial physical damage and liability insurance coverage to the Company's dealers and retail customers and to the general public through an independent insurance agency system.

     The discussion and analysis reviews separately the operating and financial results and liquidity and capital resources of "Manufacturing" and "Financial Services." Manufacturing includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included on a one-line basis under the equity method of accounting. Financial Services includes Navistar Financial Corporation (Navistar Financial) and its domestic insurance subsidiary as well as foreign finance and insurance companies. See Note 1 to the Financial Statements.

     Management's discussion and analysis of results of operations should be read in conjunction with the Financial Statements and the Notes to the Financial Statements.

RESULTS OF OPERATIONS

Consolidated

     The Company reported net income of $164 million for 1995, or $1.83 per common share, on increased sales and revenues. This was a substantial improvement over the $82 million, or $.72 per common share, reported in 1994 which included a $20 million charge to discontinued operations, net of $13 million of income taxes, related to environmental liabilities. See Notes 5 and 17 to the Financial Statements. The net loss of $501 million for 1993 included a one-time charge of $513 million ($318 million after taxes) for common stock contributed to an independent retiree Trust and a $228 million charge for the cumulative effect of accounting changes.

     As a result of the strong demand for trucks and diesel engines, sales and revenues of $6,342 million in 1995 were 19% higher than the $5,337 million reported in 1994 and 34% above the $4,721 million reported in 1993.

Manufacturing

     Manufacturing, excluding Financial Services, reported income before income taxes of $200 million in 1995, double the $98 million reported in 1994. The 1995 operating results reflect a second consecutive record year of Class 8 heavy truck, mid-range diesel engine and truck service parts sales. Sales of Class 5, 6 and 7 medium trucks also increased. The 1995 operating results reflect the effects of improved pricing and various cost improvement initiatives. Pretax income of $98 million in 1994 was $91 million higher than the $7 million reported in 1993 before the one-time $509 million contribution to an independent retiree Trust. The improvement of 1994 over 1993 reflects higher sales of trucks, diesel engines and service parts as well as a $33 million reduction in postretirement benefits expense.

         <PAGE 5>

Sales and Revenues.   As a result of continued favorable economic conditions
in both the United States and Canada, 1995 industry retail sales of Class 5 through 8 trucks totalled 380,600 units, a 12% improvement over 1994 and 32% greater than the 288,900 units sold in 1993. Class 8 heavy truck sales increased 11% from the 1994 level to 228,800 units as a result of demand from large fleet customers. Industry sales of Class 5, 6 and 7 medium trucks, including school buses, were up 13% to 151,800 units in 1995 reflecting demand across a wide variety of vocations including maintenance leasing, local governments, and wholesale, retail and service related
businesses.   Industry sales of school buses, which accounted for 20% of the medium truck market, increased slightly over 1994 to 30,400 units.

     Manufacturing's sales of trucks, diesel engines and service parts for 1995 totalled $6,125 million, 19% over the $5,153 million reported for 1994 and 36% higher than the $4,510 million recorded in 1993. Truck shipments totalled 110,200 units in 1995, increases of 16% and 26% from 1994 and 1993, respectively. The Company maintained its position as sales leader in the combined United States and Canadian Class 5 through 8 truck market in 1995 with a 26.7% market share, a slight decline from the 27.0% share in 1994. This change reflects a decrease in the Company's Class 8 heavy truck market share as the Company was unable to produce sufficient quantities of those models most in demand by its customers as a result of capacity limitations at its assembly facilities.

     Shipments of mid-range diesel engines by the Company to original equipment manufacturers during 1995 were a record 156,100 units, a 20% increase from 1994 and a 32% improvement over 1993. Higher shipments to a domestic automotive manufacturer to meet consumer demand for the light trucks and vans which use this engine were the primary reason for the increase.

     Service parts sales of $730 million in 1995 were slightly higher than the $714 million in 1994 and 16% higher than the $632 million reported in 1993 as a result of dealer and national account volume growth.

     Other income increased to $43 million in 1995 from $25 million in 1994 and $16 million in 1993 as a result of increased income on higher cash, cash equivalents and marketable securities balances.

Operating Costs and Expenses. Manufacturing gross margin was 13.8% of sales in 1995 compared with 12.8% in 1994 and 13.1% in 1993. The increase in gross margin is primarily the result of higher sales volumes, improved pricing and an increase in operating efficiency. These improvements were partially offset by higher material costs, overtime costs to meet demand for the Company's products and a $62 million provision for payment to employees as required by the Company's profit sharing agreements, an increase of $38 million. Factors which contributed to the change in gross margin between 1994 and 1993 included higher sales volumes offset by an increase in the provision for profit sharing, additional costs to meet customer delivery commitments and additional costs incurred with the introduction of new truck and engine products.

     Engineering and research expense increased to $113 million in 1995 from $97 million in 1994 and $94 million in 1993 reflecting investment in the next generation of trucks and diesel engines as well as improvements to existing products.

       Marketing and administrative expense of $277 million was 4% of sales in 1995, down from 5% in 1994 and 1993. This expense was $238 million and $230 million, respectively, in those years. The $39 million increase in the expense between 1994 and 1995 reflects higher sales and distribution expense, an increase in the provision for payment to employees as provided by the Company's performance based incentive programs and an investment in the development of systems and processes which support the Company's business strategy.

         <PAGE 6>

     Finance service charges on sold receivables increased to $84 million, a 27% increase over 1994 and 50% higher than 1993, as a result of higher truck sales and increased interest rates.

Financial Services

     Financial Services, which consists of Navistar Financial, its domestic insurance subsidiary and the Company's foreign finance and insurance subsidiaries, had income before income taxes of $62 million, $60 million and $61 million in 1995, 1994 and 1993, respectively.

     Navistar Financial's pretax income in 1995 was $59 million, a 6% increase from $55 million in 1994. The change is a result of higher income from an increased volume of wholesale financing to support the demand for trucks, and improvement in Navistar Financial's interest cost over market interest rates. The increase was offset by a reduction in margins on retail financing as a result of increased competition in the commercial financing markets and rising interest costs which could not be fully offset by increased retail note pricing.

     Navistar Financial's pretax income increased $6 million in 1994 from the $49 million reported in 1993. The improvement reflects higher income from Navistar Financial's insurance subsidiary and an increased volume of wholesale financing partially offset by lower margins on retail financing. In addition, 1993 pretax income included a one-time $4 million charge for the contribution to an independent retiree Trust.

     Earnings from the foreign finance and insurance subsidiaries were $3 million and $5 million in 1995 and 1994, respectively. Earnings in 1993 of $12 million included a one-time benefit of $6 million resulting from lower loss reserve requirements.

     Navistar Financial's revenue for 1995 was $228 million, 8% higher than the $211 million reported in 1994. The change reflects an increased volume of wholesale and retail financing to support the demand for trucks, and higher average yields on wholesale notes and accounts as a result of a higher prime interest rate. The increase was partially offset by lower revenues from Navistar Financial's insurance subsidiary reflecting a reduction in written premiums of truck liability lines as a result of adverse loss experience in those lines. Navistar Financial's revenues declined 9% between 1993 and 1994 following a decline in retail note and lease revenue.

     Interest expense for Navistar Financial increased to $84 million in 1995 from $70 million in 1994 and $79 million in 1993. The change between 1995 and 1994 was the result of higher debt balances required to finance the increased wholesale note and account balances and higher market interest rates. The decrease between 1994 and 1993 was the result of reduced debt required to finance the lower level of owned retail receivables, offset in part by higher interest rates.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated

     Consolidated cash flow is generated from the manufacture, sale and financing of trucks, diesel engines and service parts. Total cash, cash equivalents and marketable securities of the Company amounted to $1,040 million at October 31, 1995 and $861 million at October 31, 1994. At October 31, 1995 and 1994, approximately $140 million and $138 million in marketable securities, respectively, were held by the Company's insurance subsidiaries and not available for general corporate purposes.

         <PAGE 7>

Manufacturing

     Manufacturing's cash, cash equivalents and marketable securities amounted to $876 million at October 31, 1995 and $665 million at October 31, 1994. This included cash and cash equivalents of $461 million at October 31, 1995 and $499 million at October 31, 1994.

     Cash generated by operations during 1995 totalled $400 million primarily from net income of $164 million, a net change in operating assets and liabilities of $166 million as well as $89 million of non-cash deferred income taxes and $53 million of other non-cash items, principally depreciation. These amounts were partially offset by a $72 million pension contribution in excess of normal funding. Consolidated income tax expense for 1995 was $98 million, of which $9 million was cash payments to federal, and certain state and local governments while the remaining $89 million of federal and other taxes reduced the deferred tax asset.

     The net change in operating assets and liabilities of $166 million includes a $72 million increase in accounts payable as a result of higher production schedules at the Company's assembly facilities, the $137 million increase in other liabilities attributed principally to the provision for payment to employees as required by the Company's profit sharing and performance incentive programs and to the timing of such payments. These changes were partially offset by an $88 million increase in outstanding receivables primarily reflecting the timing of payments from Navistar Financial.

     The cash generated by operations was used to fund Manufacturing's investment and financing activities. Investment programs used $139 million in cash to fund capital expenditures for truck product improvements, to increase diesel engine production capacity and for programs to improve cost performance. In addition, purchases of marketable securities exceeded proceeds from sales by $247 million. Financing programs used cash of $29 million for dividends on the Series G Preferred shares, $21 million for principal payments on debt and $10 million to repurchase Class B Common shares.

Financial Services

     The Financial Services subsidiaries provide product financing and insurance coverage to Transportation's dealers and retail customers. During 1995 and 1994, Navistar Financial supplied 93% of the wholesale financing of new trucks to Transportation's dealers, up from 90% in 1993. Navistar Financial's share of the retail financing of new trucks sold in the United States was 14% in 1995 compared with 15% in 1994 and 1993. The reduced share of retail financing is a result of competition and high levels of liquidity in the commercial financing markets.

     Historically, funds to finance Transportation's products come from a combination of commercial paper, short and long-term bank borrowings, medium and long-term debt issues, sales of finance receivables and equity capital. Navistar Financial's current debt ratings have made bank borrowings and sales of finance receivables the most economic sources of cash. Insurance operations are funded from premiums and income from investments.

     Operations provided $115 million in cash in 1995 primarily from net income of $40 million and an increase in accounts payable of $68 million reflecting the timing of payments to Manufacturing. Investment programs used $349 million during this period principally as a result of a net increase of $335 million in retail and wholesale finance receivables. Financing activities provided $200 million reflecting a net increase in debt of $212 million and the payment of $12 million in dividends to Transportation.

         <PAGE 8>

     Receivable sales were a significant source of funding in 1995 and 1994. During 1995, Navistar Financial sold $740 million of retail notes, net of unearned finance income, through Navistar Financial Retail Receivables Corporation (NFRRC), a wholly-owned subsidiary, to two owner trusts which, in turn, sold $714 million of notes and $26 million of certificates to investors. The net proceeds from these sales were $693 million. During 1994, Navistar Financial sold $1,033 million of retail notes receivable.
Net proceeds from these sales were $952 million. In both years, the net proceeds were used for general working capital purposes. At October 31, 1995, the remaining shelf registration available to NFRRC for issuance of asset-backed securities was $1,430 million. On November 14, 1995, NFRRC filed an additional registration statement with the Securities and Exchange Commission providing for the issuance from time to time of an additional $2,000 million of asset-backed securities. See also Note 13 to the Financial Statements.

     Navistar Financial utilizes a revolving wholesale note sales trust which provides for the continuous sale of eligible wholesale notes on a daily basis. In June 1995, the Navistar Financial Dealer Note Master Trust issued an additional $200 million of certificates increasing the revolving wholesale note sales trusts from $300 million to $500 million. These sales trusts are comprised of three $100 million pools of notes maturing serially from 1997 to 1999 and the $200 million pool maturing in 2004.

     Management's discussion of the future liquidity of Manufacturing and Financial Services operations is included in Business Environment of Management's Discussion and Analysis.

Environmental Matters

     As disclosed in Notes 5 and 17 to the Financial Statements, Transportation recorded a $20 million charge, net of $13 million of income taxes, in the fourth quarter of 1994 as a loss of discontinued operations for environmental liabilities at production facilities of two formerly owned businesses: Wisconsin Steel located in Chicago, Illinois and Solar Turbine, Inc. located in San Diego, California. The $33 million pretax charge consisted of an $11 million payment to be made to the Economic Development Administration and a $22 million charge for potential cleanup costs for the Wisconsin Steel and Solar sites.

     In addition, the Company has been named a potentially responsible party
(PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law commonly known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former Company locations.

     Based on information available to the Company, a reasonable estimate is calculated of the Company's share, if any, of the costs for the investigation and cleanup of these sites and is provided for in the Financial Statements. The Company believes that, based on these calculations, its share of the potential additional costs for each site, other than the Wisconsin Steel and Solar sites, is not material. The anticipated cleanup costs of current PRP actions at October 31, 1995, including the environmental cleanup costs of the Wisconsin Steel and Solar sites, are reflected in the Company's $25 million environmental liability. The Company reviews its environmental liability on a regular basis.

Derivative Financial Instruments

     As disclosed in Notes 1 and 14 to the Financial Statements, the Company uses derivative financial instruments to transfer or reduce the risks of foreign exchange and interest rate volatility, and potentially increase the return on invested funds. Company policy does not allow the use of derivatives for speculative purposes.

         <PAGE 9>

     Manufacturing, as conditions warrant, has hedged its foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from sales of manufactured products in other countries. Contracted purchases of commodities for manufacturing may be hedged up to one year. During 1995, Manufacturing entered into forward contracts to hedge its forward exchange exposure to the Canadian dollar on firm commitments. These foreign currency contracts generally mature within three months of origination.

     Navistar Financial uses interest rate caps, interest rate swaps and forward interest rate contracts when needed to convert floating rate funds to fixed and vice versa to match its asset portfolio. Navistar Financial also uses forward interest rate contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail notes.

     Both Manufacturing and Navistar Financial purchase collateralized mortgage obligations that have relatively stable cash flow patterns in relation to interest rate changes.

Income Taxes

     The Statement of Financial Condition at October 31, 1995 and 1994 includes a deferred tax asset of $1,087 million and $1,134 million, respectively, net of a valuation allowance of $307 million and $297 million, respectively, related to future tax benefits. The deferred tax assets are net of valuation allowances since it is more likely than not that some portion of the deferred tax asset may not be realized in the future.

     The deferred tax asset includes the tax benefits associated with cumulative tax losses of $2,020 million and temporary differences, which represent the cumulative expense of $1,620 million recorded in the Statement of Income that has not been deducted on the Company's tax returns. The valuation allowances assume that it is more likely than not that approximately $810 million of cumulative tax losses will not be realized before their expiration date. Realization of the net deferred tax asset is dependent on the generation of approximately $2,900 million of future taxable income, of which an average of approximately $90 million would need to be generated annually for the 14-year period 1996 through 2009. The remaining taxable income, which represents the realization of tax benefits associated with temporary differences, does not need to be generated until subsequent to 2009. See Note 4 to the Financial Statements.

     Extensive analysis is performed to determine the amount of the deferred tax asset. Such analysis is based on the premise that the Company is and will continue to be a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the Company using a number of alternatives to evaluate financial results in economic cycles at various industry volume conditions. Other factors considered are the Company's 15 consecutive year leadership in the combined market share of Class 5 through 8 trucks, recognition as a worldwide leading producer of mid-range diesel engines and projected revenue enhancements and operating cost reductions from manufacturing and product quality improvements as well as design and material cost reduction programs. The projected availability of taxable income to realize the tax benefit from net operating loss carryforwards and the reversal of temporary differences before expiration of these benefits is also considered. Management believes that with the combination of available tax planning strategies, the Company's plan to reduce its cost structure and the maintenance of significant market share, earnings are achievable in order to realize the net deferred tax asset of $1,087 million.

         <PAGE 10>

     Reconciliation of the Company's United States income before income taxes for financial statement purposes to taxable income for the years ended October 31 is as follows:


Millions of dollars                                  1995             1994
----------------------------------------------------------------------------
Income of continuing operations
  before income taxes ........................     $    262         $    158
Exclusion of income of foreign subsidiaries ..          (11)
(13)
Loss of discontinued operations
  before income tax benefits .................            -
(33)
State income taxes ...........................           (2)
(2)
Temporary differences ........................           67               24
Other ........................................            1                2
                                                   --------         --------
Taxable income ...............................     $    317         $    136
                                                   ========         ========


     The Company undertook significant restructuring actions in 1993. Since these actions resulted in a substantial loss, management believes that the information which would be presented in the above table for that year is not meaningful.

Business Environment

     Sales of Class 5 through 8 trucks are cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. As a result of a general slowdown in economic activity in the United States, the Class 5 through 8 truck market has experienced a significant decline in the rate of new truck orders. During the latter half of 1995, this slowdown has also been responsible for an increase in the cancellation of some existing orders which were originally placed during 1994 and early 1995 in anticipation of continued growth in the economy. The decline in the number of new orders, in combination with high retail delivery rates throughout 1995, has reduced the Company's backlog of unfilled truck orders by 27% to 47,100 units at October 31, 1995 from 64,800 units at October 31, 1994. Accordingly, retail deliveries in 1996 will be highly dependent on the rate at which new truck orders are received. The Company will evaluate order receipts and backlog throughout the year and will balance production with demand as appropriate.

     The Company currently projects 1996 United States and Canadian Class 8 heavy truck demand to be 175,000 units, a 24% decrease from 1995. Class 5, 6 and 7 medium truck demand is forecast at 115,000 units, a decline from 1995. Demand for school buses is expected to increase 7% in 1996 to 32,500 units. These demand levels, while consistent with other industry forecasts, will require a significant increase in new order receipts over the levels experienced during the second half of 1995 in order to be achieved. Diesel engine shipments by the Company to original equipment manufacturers in 1996 are expected to be approximately 156,000 units, unchanged from 1995. The Company's service parts sales are projected to grow 3% to $755 million.

     It is the opinion of management that current cash, cash equivalents and marketable securities and forecasted cash flow will provide a basis for financing operating requirements, capital expenditures and anticipated payments of preferred dividends. In addition, management believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the Financial Services subsidiaries to meet the financing requirements of the Company's dealers and customers.

         <PAGE 11>

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

     The accompanying financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose appointment is ratified by shareowner vote at the Annual Meeting. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touch LLP during its audit were valid and appropriate.

     Management is responsible for establishing and maintaining a system of internal controls throughout its operations that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization.
The system of internal controls which provides for appropriate division of responsibility is supported by written policies and procedures that are updated by management, as necessary. The system is tested and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their audit in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented. Management believes that the Company's system of internal controls accomplishes the objectives set forth in the first sentence of this paragraph.

     The Audit Committee of the Board of Directors, composed of six non-employee Directors, meets periodically with the independent auditors, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent auditors, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seem appropriate. Similarly, the Company's independent auditors, internal auditors, general counsel and financial management have full access to the Committee and to the Board of Directors and each is responsible for bringing before the Committee or its Chair, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.



John R. Horne
President  and
Chief Executive Officer



Robert C. Lannert
Executive Vice President and
Chief Financial Officer

         <PAGE 12>

INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 1995 and 1994, and the related Statement of Income, of Cash Flow, and of Non-Redeemable Preferred, Preference and Common Shareowners' Equity for each of the three years in the period ended October 31, 1995. These consolidated financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 3 and 4 to the Financial Statements, effective November 1, 1992, the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes.



Deloitte & Touche LLP
December 18, 1995
Chicago, Illinois

         <PAGE 13>

STATEMENT OF INCOME

                                                  Navistar International Corporation
                                                     and Consolidated Subsidiaries
                                                  ----------------------------------
For the Years Ended October 31
(Millions of dollars, except per share data)        1995          1994         1993
------------------------------------------------------------------------------------
Sales and revenues
Sales of manufactured products ...............    $  6,125     $  5,153     $  4,510
Finance and insurance revenue ................         167          152          181
Other income .................................          50           32           30
                                                  --------     --------     --------
  Total sales and revenues ...................       6,342        5,337        4,721
                                                  --------     --------     --------
Costs and expenses
Cost of products and services sold ...........       5,288        4,496        3,925
Postretirement benefits ......................         206          176          209
Supplemental Trust contribution ..............           -            -          513
Engineering and research expense .............         113           97           94
Marketing and administrative expense .........         307          265          257
Interest expense .............................          87           75           91
Financing charges on sold receivables ........          29           16           14
Insurance claims and underwriting expense ....          50           54           59
                                                  --------     --------     --------
  Total costs and expenses ...................       6,080        5,179        5,162
                                                  --------     --------     --------
Income (loss) before income taxes
  Manufacturing ..............................           -            -            -
  Financial Services .........................           -            -            -
                                                  --------     --------     --------
    Income (loss) before income taxes ........         262          158         (441)

    Income tax benefit (expense) .............         (98)         (56)         168
                                                  --------     --------     --------

Income (loss) of continuing operations .......         164          102         (273)
Loss of discontinued operations ..............           -          (20)           -
                                                  --------     --------     --------
Income (loss) before cumulative effect
 of changes in accounting policy .............         164           82         (273)
Cumulative effect of changes
  in accounting policy .......................           -            -         (228)
                                                  --------     --------     --------

Net income (loss) ............................         164           82         (501)

Less dividends on Series G preferred stock ...          29           29           29

                                                  --------     --------     --------

Net income (loss) applicable to common stock .    $    135     $     53     $   (530)
                                                  ========     ========     ========
------------------------------------------------------------------------------------
Income (loss) per common share:
  Continuing operations ......................    $   1.83     $    .99     $  (8.63)
  Discontinued operations ....................           -         (.27)           -
  Cumulative effect of changes
    in accounting policy .....................           -            -        (6.56)
                                                  --------     --------     --------

Net income (loss) per common share ...........    $   1.83     $    .72     $ (15.19)
                                                  ========     ========     ========

Average number of common and dilutive common
  equivalent shares outstanding (millions) ...        74.3         74.6         34.9




-----------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 14>




           Manufacturing*                         Financial Services*
 ----------------------------------        ----------------------------------

    1995         1994         1993            1995         1994         1993
 ----------------------------------------------------------------------------

 $  6,125     $  5,153     $  4,510        $      -     $      -     $      -
        -            -            -             222          202          223
       43           25           16              13           12           14
 --------     --------     --------        --------     --------     --------
    6,168        5,178        4,526             235          214          237
 --------     --------     --------        --------     --------     --------

    5,280        4,494        3,919               8            2            6
      205          175          208               1            1            1
        -            -          509               -            -            4
      113           97           94               -            -            -
      277          238          230              30           27           27
        9           10           12              84           70           79
       84           66           56               -            -            -
        -            -            -              50           54           59
 --------     --------     --------        --------     --------     --------
    5,968        5,080        5,028             173          154          176
 --------     --------     --------        --------     --------     --------

      200           98         (502)              -            -            -
       62           60           61               -            -            -
 --------     --------     --------        --------     --------     --------
      262          158         (441)             62           60           61

      (98)         (56)         168             (22)         (22)         (22)
 --------     --------     --------        --------     --------     --------

      164          102         (273)             40           38           39
        -          (20)           -               -            -            -
 --------     --------     --------        --------     --------     --------

      164           82         (273)             40           38           39

        -            -         (228)              -            -           (9)
 --------     --------     --------        --------     --------     --------

 $    164     $     82     $   (501)       $     40     $     38     $     30
 ========     ========     ========        ========     ========     ========






 ----------------------------------------------------------------------------

 * "Manufacturing" includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included under the equity method of accounting. "Financial Services" includes the Company's wholly-owned subsidiary, Navistar Financial Corporation, and other wholly-owned finance and insurance subsidiaries. Transactions between Manufacturing and Financial Services have been eliminated from the "Navistar International Corporation and Consolidated Subsidiaries" columns on the preceding page. The basis of consolidation is described in Note 1.

         <PAGE 15>

<CAPTI0N>
STATEMENT OF FINANCIAL CONDITION
                                                 Navistar International Corporation
                                                   and Consolidated Subsidiaries
                                                 ----------------------------------

As of October 31 (Millions of dollars)                   1995                1994
-----------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents ..........................   $    485            $    557
Marketable securities ..............................        555                 304
                                                       --------             -------
                                                          1,040                 861
Receivables, net ...................................      1,854               1,508
Inventories ........................................        416                 429
Property and equipment, net ........................        683                 578
Equity in Financial Services subsidiaries ..........          -                   -
Investments and other assets .......................        166                 165
Prepaid and intangible pension assets ..............        320                 372
Deferred tax asset .................................      1,087               1,134
                                                       --------            --------
Total assets .......................................   $  5,566            $  5,047
                                                       ========            ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Accounts payable ...................................   $    933            $    836
Debt ...............................................      1,457               1,218
Postretirement benefits liability ..................      1,341               1,299
Other liabilities ..................................        965                 877
                                                       --------            --------
    Total liabilities ..............................      4,696               4,230
                                                       --------            --------
Shareowners' equity
Series G convertible preferred stock
  (liquidation preference $240 million) ............        240                 240
Series D convertible junior preference stock
  (liquidation preference $4 million) ..............          4                   4
Common stock (50.9 million and 50.0 million shares
  issued)...........................................      1,641               1,628

Class B Common stock (24.3 million and 25.0 million
 shares issued)                                             491                 501
Retained earnings (deficit) - balance accumulated
  after the deficit reclassification as of
  October 31, 1987 .................................     (1,478)             (1,538)
Common stock held in treasury, at cost .............        (28)                (18)
                                                       --------            --------
    Total shareowners' equity ......................        870                 817
                                                       --------            --------
Total liabilities and shareowners' equity ..........   $  5,566            $  5,047
                                                       ========            ========


-----------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 16>


     Manufacturing*                                      Financial Services*
 ----------------------                                 ---------------------

   1995          1994                                    1995          1994
 ----------------------------------------------------------------------------



 $    461      $    499                                $     24      $     58
      415           166                                     140           138
 --------      --------                                --------      --------
      876           665                                     164           196
      274           176                                   1,672         1,342
      416           429                                       -             -
      642           549                                      41            29
      282           249                                       -             -
      122           151                                      44            14
      319           371                                       1             1
    1,087         1,134                                       -             -
 --------      --------                                --------      --------
 $  4,018      $  3,724                                $  1,922      $  1,582
 ========      ========                                ========      ========




 $    876      $    779                                $    146      $     70
      127           127                                   1,330         1,091
    1,334         1,292                                       7             7
      811           709                                     157           165
 --------      --------                                --------      --------
    3,148         2,907                                   1,640         1,333
 --------      --------                                --------      --------


      240           240                                       -             -

        4             4                                       -             -

    1,641         1,628                                     178           178


      491           501                                       -             -


   (1,478)       (1,538)                                    104            71
      (28)          (18)                                      -             -
 --------      --------                                --------      --------
      870           817                                     282           249
 --------      --------                                --------      --------
 $  4,018      $  3,724                                $  1,922      $  1,582
 ========      ========                                ========      ========


 ----------------------------------------------------------------------------

 * "Manufacturing" includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included under the equity method of accounting. "Financial Services" includes the Company's wholly-owned subsidiary, Navistar Financial Corporation, and other wholly-owned finance and insurance subsidiaries. Transactions between Manufacturing and Financial Services have been eliminated from the "Navistar International Corporation and Consolidated Subsidiaries" columns on the preceding page. The basis of consolidation is described in Note 1.

         <PAGE 17>

STATEMENT OF CASH FLOW
                                                   Navistar International Corporation
                                                     and Consolidated Subsidiaries
                                                   ----------------------------------
For the Years Ended October 31
(Millions of dollars)                               1995          1994         1993
-------------------------------------------------------------------------------------
Cash flow from operations
Net income (loss) ............................... $    164     $     82     $  (501)
Adjustments to reconcile net income (loss)
  to cash provided by operations:
  Depreciation and amortization .................       81           72          75
  Supplemental Trust contribution ...............        -            -         513
  Equity in earnings of Financial Services,
    net of dividends received ...................        -            -           -
  Deferred income taxes .........................       89           51        (170)
  Additional pension funding ....................      (72)           -           -
  Provision for loss of discontinued operations .        -           20           -
  Cumulative effect of changes
    in accounting policy ........................        -            -         228
  Other, net ....................................       (4)         (26)         (2)
  Change in operating assets and liabilities:
    Receivables .................................      (91)        (173)       (164)
    Inventories .................................       35          (19)        (51)
    Prepaid and other current assets ............       10           (4)        (10)
    Accounts payable ............................       63           99         107
    Other liabilities ...........................      142           52          10
                                                  --------     --------    --------
  Cash provided by operations ...................      417          154          35
                                                  --------     --------    --------
Cash flow from investment programs
Purchase of retail notes and lease receivables ..   (1,099)        (916)       (770)
Collections/sales of retail notes
  and lease receivables .........................      850        1,176         895
Acquisitions in excess of cash collections
  of wholesale notes and accounts receivable ....        -            -           -
Purchase of marketable securities ...............     (722)        (710)       (371)
Sales or maturities of marketable securities ....      480          621         326
Proceeds from property sold under sale/leaseback.        -           87           -
Capital expenditures ............................     (139)         (87)       (110)
Base Program Trust pre-funding ..................        -            -        (300)
Other investment programs, net ..................      (11)          31         (57)
                                                  --------     --------    --------
  Cash provided by (used in) investment programs.     (641)         202        (387)
                                                  --------     --------    --------
Cash flow from financing activities

Principal payments on debt ......................     (121)        (222)       (117)
Issuance of debt ................................        -          100           -
Net increase (decrease)in notes and debt
  outstanding under bank revolving credit
  facility and asset-backed and other
  commercial paper programs .....................      312          (28)         75
Net proceeds from issuance of Common stock ......        -            -         492
Dividends paid ..................................      (29)         (58)          -
Repurchase of Class B Common stock ..............      (10)         (12)         (2)
                                                  --------     --------    --------
  Cash provided by (used in) financing activities      152         (220)        448
                                                  --------     --------    --------
Cash and cash equivalents
  Increase (decrease) during the year ...........      (72)         136          96
  At beginning of the year ......................      557          421         325
                                                  --------     --------    --------
Cash and cash equivalents at end of the year .... $    485     $    557    $    421
                                                  ========     ========    ========

------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 18>



           Manufacturing*                         Financial Services*
 ----------------------------------        ----------------------------------

   1995         1994         1993            1995         1994         1993
 ----------------------------------------------------------------------------

 $    164      $    82     $   (501)        $    40      $    38     $     30


       75           68           69               6            4            6
        -            -          509               -            -            4

      (28)         (10)         (10)              -            -            -
       89           51         (170)              -            3            4
      (72)           -            -               -            -            -
        -           20            -               -            -            -

        -            -          228               -            -            9
        6          (12)           3             (10)         (17)          (9)

      (88)         (49)           7               1           (1)           2
       35          (19)         (51)              -            -            -
       10           (4)         (10)              -            -            -
       72          103          106              68           (7)          19
      137           50           12              10            -           (2)
 --------     --------     --------        --------     --------     --------
      400          280          192             115           20           63
 --------     --------     --------        --------     --------     --------

        -            -            -          (1,099)        (916)        (770)

        -            -            -             850        1,176          895

        -            -            -             (86)        (118)        (187)
     (646)        (651)        (296)            (76)         (59)         (75)
      399          569          240              81           52           86
        -           87            -               -            -            -
     (139)         (87)        (110)              -            -            -
        -            -         (300)              -            -            -
        8           36          (43)            (19)          (5)         (14)
 --------     --------     --------        --------     --------     --------
     (378)         (46)        (509)           (349)         130          (65)
 --------     --------     --------        --------     --------     --------


      (21)         (42)         (18)           (100)        (180)         (99)
        -            -            -               -          100            -



        -            -            -             312          (28)          75
        -            -          492               -            -            -
      (29)         (58)           -             (12)         (28)         (33)
      (10)         (12)          (2)              -            -            -
 --------     --------     --------        --------     --------     --------
      (60)        (112)         472             200         (136)         (57)
 --------     --------     --------        --------     --------     --------

      (38)         122          155             (34)          14          (59)
      499          377          222              58           44          103
 --------     --------     --------        --------     --------     --------
 $    461     $    499     $    377        $     24     $     58     $     44
 ========     ========     ========        ========     ========     ========

 -----------------------------------------------------------------------------

 * "Manufacturing" includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included under the equity method of accounting. "Financial Services" includes the Company's wholly-owned subsidiary, Navistar Financial Corporation, and other wholly-owned finance and insurance subsidiaries. Transactions between Manufacturing and Financial Services have been eliminated from the "Navistar International Corporation and Consolidated Subsidiaries" columns on the preceding page. The basis of consolidation is described in Note 1.

         <PAGE 19>

STATEMENT OF NON-REDEEMABLE PREFERRED,
 PREFERENCE AND COMMON SHAREOWNERS' EQUITY
                                                Non-Redeemable Convertible
                                                --------------------------
                                                 Preferred     Preference                     Class B
SHARES OUTSTANDING                                 Stock          Stock         Common        Common
(Thousands)                                      Series G       Series D        Stock         Stock      Warrants
-----------------------------------------------  --------      ----------       ------        -------    --------
Balance at October 31, 1992 ...................     4,800           179         25,410              -       14,834

Public stock offering .........................         -             -         23,600              -            -
Issuance of Class B Common stock ..............         -             -              -         25,642            -
Repurchase of stock and other additions/
  (conversions) ...............................         -            (1)             9            (96)           -
Stock accumulation fund settlement ............         -             -            136              -            -
Expiration of warrants ........................         -             -              -              -       (4,000)
                                                   ------        ------         ------         ------       ------

Balance at October 31, 1993 ...................     4,800           178         49,155         25,546       10,834

Repurchase of stock and other additions/
  (conversions) ...............................         -            (1)           164           (511)           -
Expiration of warrants ........................         -             -              -              -      (10,834)

Balance at October 31, 1994 ...................     4,800           177         49,319         25,035            -
Repurchase of stock and other additons/
  (conversions) ...............................         -             -            162           (742)           -
                                                   ------        ------         ------         ------       ------

Balance at October 31, 1995 ...................     4,800           177         49,481         24,293            -
                                                   ======        ======         ======         ======       ======
------------------------------------------------------------------------------------------------------------------

EQUITY
(Millions of dollars)                              1995          1994           1993
-----------------------------------------------  --------      --------       --------
Preferred Stock Series G ......................  $    240      $    240       $    240
                                                 --------      --------       --------

Preference Stock Series D .....................         4             4              4
                                                 --------      --------       --------

Common Stock
Balance at beginning of the year ..............     1,628         1,615            508
Public stock offering .........................         -             -            492
Reclassification of NOL (a) ...................         -             -            618
Conversion of Class B Common stock and other ..        13            13             (3)
                                                 --------      --------       --------
Balance at end of the year ....................     1,641         1,628          1,615
                                                 --------      --------       --------

Class B Common Stock
Balance at beginning of the year ..............       501           513              -
Issuance of stock .............................         -             -            513
Repurchase of stock ...........................       (10)          (12)             -
                                                 --------      --------       --------
Balance at end of the year ....................       491           501            513
                                                 --------      --------       --------

Retained Earnings
Balance at beginning of the year ..............    (1,538)       (1,592)         (404)
Reclassification of NOL (a) ...................         -             -          (618)
Net income (loss) .............................       164            82          (501)
Preferred dividends ...........................       (22)          (36)          (29)
Minimum pension liability adjustment/other ....       (82)            8           (40)
                                                 --------      --------       --------
Balance at end of the year ....................    (1,478        (1,538)        (1,592)
                                                 --------      --------       --------

Common Stock Held in Treasury
Balance at beginning of the year ..............       (18)           (5)          (11)
Repurchase of Common stock and other ..........       (10)          (13)            6
                                                 --------      --------       --------
Balance at end of the year ....................       (28)          (18)           (5)
                                                 --------      --------       --------

Total shareowners' equity .....................  $    870      $    817      $    775
                                                 ========      ========      ========

See Notes to Financial Statements.

(a) Reclassification required as a result of the 1987 deficit reclassification and adoption of SFAS 109 in 1993.

         <PAGE 20>

                        NOTES TO FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED OCTOBER 31, 1995


1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). Transportation operates in one principal industry segment, the manufacture and marketing of medium and heavy trucks, including school buses, mid-range diesel engines and service parts in the United States and Canada and selected export markets. As used hereafter, "Company" refers to Navistar International Corporation and its consolidated subsidiaries.

     In addition to the consolidated financial statements, the Company has elected to provide financial information in a format that presents the operating results, financial condition and cash flow designated as "Manufacturing" and "Financial Services." Manufacturing includes the consolidated financial results of the Company's manufacturing operations with its wholly-owned financial services subsidiaries included on a one-line basis under the equity method of accounting. Financial Services includes the consolidated financial results of Navistar Financial Corporation (Navistar Financial), its domestic insurance subsidiary and foreign finance and insurance companies. Navistar Financial's primary business is the retail and wholesale financing of products sold by Transportation and its dealers within the United States and the providing of commercial physical damage and liability insurance to Transportation's dealers and retail customers and to the general public through an independent insurance agency system.

     The effects of transactions between Manufacturing and Financial Services have been eliminated to arrive at the consolidated totals. The distinction between current and long-term assets and liabilities in the Statement of Financial Condition is not meaningful when finance, insurance and manufacturing subsidiaries are combined; therefore, the Company has adopted an unclassified presentation. Certain 1994 and 1993 amounts have been reclassified to conform with the presentation used in the 1995 financial statements.

Revenue Recognition

     Manufacturing recognizes shipments of new trucks and service parts to independent dealers and retail customers as sales. Price allowances, expected in the normal course of business, and the cost of special incentive programs are recorded at the time of sale. Engine sales are recognized at the time of shipment to original equipment manufacturers. An allowance for losses on receivables is maintained at an amount that management considers appropriate in relation to the outstanding receivables portfolio and it is charged when receivables are determined to be uncollectible.

     Financial Services recognizes finance charges on retail notes and finance leases as income over the term of the receivables on the accrual basis utilizing the interest method. Interest due from interest bearing notes and accounts is recognized on the accrual basis. Selected receivables are sold and securitized to public and private investors with limited recourse. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. Financial Services continues to service the sold receivables and receives a fee for such services from the investor. An allowance for losses is maintained at a level deemed appropriate based on loss experience and other factors and it is charged when receivables are determined to be uncollectible.

     Insurance premiums are earned on a pro rata basis over the terms of the policies. Underwriting losses and outstanding loss reserve balances are based on individual case estimates of the ultimate cost of settlement, including actual losses, and determinations of amounts required for losses incurred but not reported.

         <PAGE 21>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

     All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, U.S. government securities and floating rate notes, are classified as cash equivalents in the Statement of Financial Condition and Statement of Cash Flow.

Marketable Securities

     Marketable securities are classified as available-for-sale securities and are reported at fair value.

Inventories

     Inventories are valued at the lower of average cost or market.

Property and Other Long-Lived Assets

     Significant expenditures for replacement of equipment, tooling and pattern equipment, and major rebuilding of machine tools are capitalized. Depreciation and amortization are generally provided on the straight-line basis over the estimated useful lives of the assets which average 35 years for buildings and improvements and 8 years for machinery and equipment. Gains and losses on property disposals are included in other income and expense. The carrying amount of all long-lived assets is evaluated annually to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted.

Engineering and Research Expense

     Engineering and research expense includes routine ongoing costs associated with improving existing products and manufacturing processes. Included are expenditures for research, manufacturing and product engineering and development activities for the introduction of new truck and diesel engine products and major improvements to existing products and processes. These costs are expensed as incurred and are classified as research and development expenses. Research and development expenditures totalled $91 million, $88 million and $86 million in 1995, 1994 and 1993, respectively.

Product Related Costs

     The Company accrues warranty expense at the time of end product sale. Product liability expense is accrued based on the estimate of total future payments to settle all product liability claims.

         <PAGE 22>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Derivative Financial Instruments

     The Company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds. Navistar Financial uses a variety of contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail notes. All derivatives are held for purposes other than trading and Company policy does not allow the use of derivatives for speculative purposes. Gains and losses on hedges of existing assets or liabilities, firm commitments or anticipated transactions are included in the carrying amounts of the related asset or liability and recognized in income when the hedged event occurs. Gains or losses related to qualifying hedges of anticipated sales of receivables are deferred and are recognized in income when the receivables are sold.

Changes in Accounting Policy

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which the Company must adopt by fiscal 1997. This Statement allows for, and the Company intends to, retain the current method of accounting for employee stock-based compensation arrangements with certain additional disclosures. The new standard is not expected to have a material effect on the Company's net income or financial position.

2.   SUPPLEMENTAL CASH FLOW INFORMATION

     On the Statement of Cash Flow, "Acquisitions in excess of cash collections" relating to Financial Services' wholesale notes and accounts receivable are included on a consolidated basis as a change in operating assets and liabilities under cash flow from operations and in Financial Services as cash flow from investment programs.

     Consolidated interest payments were $82 million, $76 million and $91 million in 1995, 1994 and 1993, respectively. Consolidated tax payments during 1995, 1994 and 1993 were $9 million, $5 million and $2 million, respectively.

         <PAGE 23>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)

3.   POSTRETIREMENT BENEFITS

     The Company provides postretirement benefits to substantially all of its employees. Costs associated with postretirement benefits include pension expense for employees, retirees and surviving spouses, and postretirement health care and life insurance expense for employees, retirees, surviving spouses and dependents. In addition, as part of the 1993 restructured retiree health care and life insurance plans, profit sharing payments to an independent retiree Trust are required. The cost of postretirement benefits is segregated as a separate component in the Statement of Income and is as follows:

Millions of dollars                              1995       1994       1993
----------------------------------------------------------------------------
Pension expense ..............................  $  110     $  108     $  107
Health/life insurance ........................      70         64        102
Profit sharing provision to Trust ............      26          4          -
                                                ------     ------     ------

Total postretirement benefits expense ........  $  206     $  176     $  209
                                                ======     ======     ======

     In the Statement of Financial Condition, the postretirement benefits liability of $1,341 million in 1995 and $1,299 million in 1994 includes $587 million and $549 million, respectively, for pension and $754 million and $750 million, respectively, for postretirement health care and life insurance benefits.

Pension Benefits

     Generally, the pension plans are non-contributory with benefits related to an employee's length of service and compensation rate. The Company's policy is to fund its pension plans in accordance with applicable United States and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the vested accumulated benefit obligation. The pension plans vary in the extent to which they are funded, but for plan years which ended during the current year, all legal funding requirements have been met. During 1995, the Company contributed $72 million in excess of its normal funding requirement. Plan assets are invested primarily in dedicated portfolios of long-term fixed income securities with more recent contributions invested in equity securities.

Pension Expense

     Net pension expense included in the Statement of Income is composed of the following:

Millions of dollars                              1995       1994       1993
----------------------------------------------------------------------------
Service cost for benefits earned
  during the period ..........................  $   24     $   34     $   27
Interest on projected benefit obligation .....     232        211        220
Other pension costs ..........................      57         50         43
Less expected return on assets ...............    (203)      (187)      (183)
                                                ------     ------     ------

Net pension expense ..........................  $  110     $  108     $  107
                                                ======     ======     ======

Actual return on assets ......................  $  398     $ (127)    $  427
                                                ======     ======     ======

     "Other pension costs" in the above table include principally the amortization of the net transition obligation and amortization of the cost of plan amendments.

         <PAGE 24>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


3.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities

     Included in the Statement of Financial Condition is the minimum pension liability for certain unfunded pension obligations. The unfunded liability in excess of the unamortized prior service cost and net transition obligation was recorded as a reduction in shareowners' equity of $219 million, net of deferred income taxes of $124 million as of October 31, 1995 and $132 million, net of deferred income taxes of $81 million as of October 31, 1994. The change in the minimum pension liability at October 31, 1995 resulted primarily from settlement rate changes, offset partially by investment gains.

     The funded status of the Company's plans as of October 31, 1995 and 1994 and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                                    Plans in Which        Plans in Which
                                     Assets Exceed     Accumulated Benefits
                                  Accumulated Benefits     Exceed Assets
                                  -------------------   -------------------
Millions of dollars                 1995       1994       1995       1994
----------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits ..............  $    (51)  $    (81)  $ (2,612)  $ (2,282)
  Non-vested benefits ..........        (5)        (5)      (270)      (223)
                                  --------   --------   --------   --------
    Accumulated benefit
      obligation ...............       (56)       (86)    (2,882)    (2,505)
Effect of projected future
  compensation levels ........          (4)        (2)       (27)      (21)
                                  --------   --------   --------   --------
Projected benefit obligation ...       (60)       (88)    (2,909)    (2,526)
Plan assets at fair value ......        87        118      2,295      1,968
                                  --------   --------   --------   --------
Funded status at October 31 ....        27         30       (614)      (558)
Unamortized pension costs:
  Net losses ...................         9          7        372        235
  Prior service costs ..........         1         14         50         43
  (Asset) liability
    at date of transition ......        (1)        (1)       233        266
Adjustment for the minimum
  liability ....................         -          -       (628)      (522)
                                  --------   --------   --------   --------
Net asset (liability) ..........  $     36   $     50   $   (587)  $   (536)
                                  ========   ========   ========   ========


     The weighted average rate assumptions used in determining pension costs and the projected benefit obligation were:


                                                  1995       1994       1993
----------------------------------------------------------------------------
Discount rate used to determine present
  value of projected benefit obligation
  at end of year .........................        7.8%       9.3%       7.3%
Expected long-term rate of return on
  plan assets for the year ...............        9.9%       8.1%       8.8%
Expected rate of increase in future
  compensation levels ....................        3.5%       3.5%       3.5%

         <PAGE 25>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


3.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits

     In addition to providing pension benefits, the Company provides health care and life insurance for a majority of its retired employees, spouses and certain dependents in the United States and Canada. Under the terms of an agreement between the Company and its employees, retirees and collective bargaining organizations, a Plan was implemented in fiscal 1993 which provided for cost sharing between the Company and participants in the form of premiums, co-payments and deductibles. A Trust was established to provide a vehicle for funding the health care liability through Company contributions and retiree premiums. In October 1993, the Company pre-funded $300 million of this liability from the partial proceeds of a public offering of Common Stock. The funds in this Trust are invested primarily in equity securities. The Company is required to make an additional pre-funding contribution of $200 million on or prior to June 30, 1998. See also Note 19.

     The Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its United States and Canadian plans in 1993 and recognized the transition obligation as a one-time non-cash charge to earnings. The cumulative effect of this change in accounting policy was $729 million, net of a deferred income tax benefit of $420 million. The $228 million cumulative charge for the changes in accounting policy reported in the Statement of Income for 1993 includes the $729 million charge from the adoption of SFAS 106 offset by the $501 million benefit from the adoption of SFAS 109, as discussed in Note 4.

     The components of expense for other postretirement benefits included in the Statement of Income are as follows:

Millions of dollars                              1995       1994       1993
----------------------------------------------------------------------------
Service cost for benefits earned during
  the year .................................... $   10     $   10     $   12
Interest cost on the accumulated benefit
  obligation  .................................     90         81         91
Expected return on assets .....................    (30)       (27)        (1)
                                                ------     ------     ------

Net other postretirement benefits expense ..... $   70     $   64     $  102
                                                ======     ======     ======

Actual return on assets ....................... $   65     $   12     $    -
                                                ======     ======     ======

     The funded status of other postretirement benefits as of October 31 is as follows:

Millions of dollars                                         1995       1994
----------------------------------------------------------------------------
Accumulated other postretirement benefit
  obligation (APBO):
    Retirees and their dependents .............            $ (729)    $ (662)
    Active employees eligible to retire .......              (201)      (198)
    Other active participants .................              (227)      (178)
                                                           ------     ------
    Total APBO ................................            (1,157)    (1,038)
    Plan assets at fair value .................               364        308
                                                           ------     ------
    APBO in excess of plan assets .............              (793)      (730)
    Unrecognized net (gain) loss ..............                39        (20)
                                                           ------     ------
    Net liability .............................            $ (754)    $ (750)
                                                           ======     ======

         <PAGE 26>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


3.   POSTRETIREMENT BENEFITS (continued)

     Other Postretirement Benefits (continued)

     The expected return on plan assets was 10% for 1995 and 9% for 1994 and 1993. The weighted average of discount rates used to determine the accumulated postretirement benefit obligation was 7.8% and 9.0% at October 31, 1995 and 1994, respectively. For 1996, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 9.8%. The rate is projected to decrease to 5.0% by the year 2003 and remain at that level each year thereafter. If the cost trend rate assumptions were increased by one percentage point for each year, the accumulated postretirement benefit obligation would increase by approximately $150 million and the associated expense recognized for the year ended
October 31, 1995 would increase by an estimated $13  million.

4.   INCOME TAXES

     The Company adopted SFAS 109, "Accounting for Income Taxes," in 1993. The $228 million cumulative charge for the changes in accounting policy reported in the 1993 Statement of Income includes a $501 million benefit from
the adoption of SFAS 109.   The Income Tax section of Management's Discussion
and Analysis includes disclosures related to the determination of the amount of the net deferred tax asset included in the Statement of Financial Condition.

     The income tax benefit (expense) for the years ended October 31 is as follows:

Millions of dollars                              1995       1994       1993
----------------------------------------------------------------------------
Tax benefit (expense) on income (loss)
  of continuing operations:
  Manufacturing ..............................  $  (76)    $  (34)    $  190
  Financial Services .........................     (22)       (22)       (22)
                                                ------     ------     ------

Total income tax benefit (expense) of
  continuing operations ......................  $  (98)    $  (56)    $  168
                                                ======     ======     ======

Taxes on income (loss) of continuing operations are analyzed by categories as follows:

Millions of dollars                              1995       1994       1993
----------------------------------------------------------------------------
Current:
  Federal ....................................  $   (7)    $   (3)    $    -
  State and local ............................      (2)        (2)        (2)
                                                ------     ------     ------
    Total current (expense) ..................      (9)        (5)        (2)
                                                ------     ------     ------

Deferred:
  Federal ....................................     (77)       (44)       149
  State and local ............................     (12)        (7)        21
                                                ------     ------     ------

    Total deferred benefit (expense) .........     (89)       (51)       170
                                                ------     ------     ------

Total income tax benefit (expense)
  of continuing operations ...................  $  (98)    $  (56)    $  168
                                                ======     ======     ======

         <PAGE 27>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


4.   INCOME TAXES (continued)

     The deferred tax expense does not represent cash payment of income taxes and was primarily generated by the utilization of net operating loss (NOL) carryforwards and the increase of temporary differences and will not require future cash payments.

     The domestic and foreign components of income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting policy consist of the following:

Millions of dollars                              1995       1994       1993
----------------------------------------------------------------------------
Domestic .....................................  $  251     $  145     $ (453)
Foreign ......................................      11         13         12
                                                ------     ------     ------

Total income (loss) ..........................  $  262     $  158     $ (441)
                                                ======     ======     ======

     The relationship of the tax (expense) benefit to the income (loss) of continuing operations for 1995, 1994 and 1993 differs from the U.S. statutory rate (35%) because of state income taxes and benefit of NOLs in foreign countries. The effective tax rates on the income (loss) of continuing operations for the years 1995, 1994 and 1993 were 37.4%, 35.4% and 38.1%, respectively.

     Undistributed earnings of foreign subsidiaries were $28 million and $16 million at October 31, 1995 and 1994, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation and U.S. tax would be substantially offset by utilization of NOL carryforwards.

     The following is a summary of deferred tax assets and liabilities at October 31:

Millions of dollars                                         1995       1994
----------------------------------------------------------------------------
Deferred tax assets:
  Total deferred tax assets ..................             $1,394     $1,431
  Less valuation allowances ..................               (307)      (297)
                                                           ------     ------
    Net deferred tax assets ..................             $1,087     $1,134
                                                           ======     ======

Deferred tax liabilities,
  included in Other Liabilities ..............             $  (16)    $  (16)
                                                           ======     ======

         <PAGE 28>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


4.   INCOME TAXES (continued)

     The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars                                       1995       1994
----------------------------------------------------------------------------
United States
-------------

Deferred tax assets:
  Net operating loss carryforwards  ..........          $    768   $    872
  Alternative minimum tax  ...................                10          3
  Product liability ..........................                60         63
  Warranty ...................................                42         38
  Other liabilities ..........................               170        138
  Postretirement benefits ....................               390        347
                                                        --------    -------

      Total deferred tax assets ..............             1,440      1,461
                                                        --------    -------
Deferred tax liabilities:
  Prepaid pension assets .....................               (23)       (10)
  Depreciation ...............................               (42)       (39)
                                                        --------    -------

      Total deferred tax liabilities .........               (65)       (49)
                                                        --------    -------

      Total ..................................             1,375      1,412
Less valuation allowance .....................              (288)      (278)
                                                        --------    -------
      Net deferred tax asset .................          $  1,087    $ 1,134

                                                        ========    =======

Millions of dollars                                       1995       1994
---------------------------------------------------------------------------

Foreign
-------

Deferred tax assets:
    Net operating loss carryforwards ..........         $      -   $      3
    Postretirement benefits ...................               19         16
                                                        --------   --------
      Total deferred tax assets ...............               19         19
Less valuation allowance ......................              (19)       (19)
                                                        --------   --------
    Net deferred tax assets ...................                -          -

Deferred tax liabilities - prepaid
  pension assets ..............................              (16)       (16)
                                                        --------   --------

    Net deferred tax liabilities ..............         $    (16)  $    (16)
                                                        ========   ========

         <PAGE 29>

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


4.   INCOME TAXES (continued)

     A valuation allowance has been provided for those net operating loss carryforwards and temporary differences which are estimated to expire before they are utilized. Because the foreign tax carryforward period is relatively short, a full allowance has been provided against the total deferred tax assets. The valuation allowance increased $10 million during 1995 resulting from tax benefits associated with a stock acquisition which are not expected to be realized.

     Tax paying entities of the Company offset all deferred tax assets and liabilities within each tax jurisdiction and present them in a single amount in the Statement of Financial Condition. Amounts in different tax jurisdictions cannot be offset against each other. Accordingly, the net U.S. deferred tax asset is shown in the Statement of Financial Condition as a deferred tax asset, whereas the net foreign deferred tax liability is included in the amount shown for Other Liabilities.

     At October 31, 1995, the Company had $2,020 million of domestic NOL carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire as follows, in millions of dollars:

                1998 ......................    $    236
                1999 ......................          29
                2000 ......................         300
                2001 ......................         143
                2002 ......................          47
                2004 ......................         238
                2005 ......................           7
                2006 ......................         128
                2007 ......................          56
                2008 ......................         817
                2009 ......................          19
                                               --------
                     Total ................    $  2,020
                                               ========

     Additionally, the estimated reversal of net temporary differences of $1,620 million as of October 31, 1995 will create net tax deductions which, if not utilized previously, will expire subsequent to 2009, as indicated, in millions of dollars:

   Estimated Year                                         Estimated Year
   of Reversal                                  Amount    of Expiration
   --------------                               ------    --------------

   United States:
     1996 ...................................  $    393   2011
     1997 ...................................       214   2012
     1998 ...................................        17   2013
     1999-2003 ..............................        24   2014-2018
     2004 and thereafter ....................       924   2019 and thereafter
                                               --------
       Total United States ..................     1,572
   Canada:
     2001 and thereafter ....................        48  2009 and thereafter
                                               --------
                                               $  1,620
                                               ========

         <PAGE 30>

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)


5.   DISCONTINUED OPERATIONS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations for environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. The $33 million pretax charge, which included an $11 million settlement for various environmental related commercial issues and a $22 million charge for cleanup costs for these sites, was included in Other Liabilities. See also Note 17.

6.   MARKETABLE SECURITIES

     The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

     Information related to the Company's marketable securities at October 31 is as follows:

                                            1995                1994
                                     ------------------  ------------------
                                     Amortized    Fair   Amortized    Fair
Millions of dollars                     Cost      Value     Cost      Value
---------------------------------------------------------------------------
MANUFACTURING
  Corporate securities ............... $   23    $   23    $   31    $   31
  U.S. government securities .........    358       359       125       124
  Mortgage and asset-backed securities     33        33        11        11
                                       ------    ------    ------    ------

  Manufacturing debt securities ......    414       415       167       166

FINANCIAL SERVICES
  Corporate securities ...............     33        33        28        28
  U.S. government securities .........     53        54        67        65
  Mortgage and asset-backed securities     32        33        28        28
  Foreign government securities ......      9         9         9         8
                                       ------    ------    ------    ------

  Financial Services
    debt securities ..................    127       129       132       129
  Financial Services equity securities     10        11         9         9
                                       ------    ------    ------    ------

  Financial Services
    marketable securities ............    137       140       141       138
                                       ------    ------    ------    ------

Total marketable securities .......... $  551    $  555    $  308    $  304
                                       ======    ======    ======    ======


     Gross unrealized gains and losses on marketable securities at October 31, 1995 and 1994 are not material.

         <PAGE 31>

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


6.   MARKETABLE SECURITIES (Continued)


     Contractual maturities of marketable debt securities at October 31 are as follows:
                                            1995                1994
                                     ------------------  ------------------
                                     Amortized    Fair   Amortized    Fair
Millions of dollars                     Cost      Value     Cost      Value
---------------------------------------------------------------------------
MANUFACTURING
Due in one year or less ...........    $   98    $   98    $   32    $   32
Due after one year
  through five years ..............       283       284       124       123
                                       ------    ------    ------    ------
                                          381       382       156       155

Mortgage and asset-backed securities       33        33        11        11
                                       ------    ------    ------    ------

      Manufacturing debt securities       414       415       167       166
                                       ------    ------    ------    ------

FINANCIAL SERVICES
Due in one year or less ...........        22        22        17        17
Due after one year through five years      35        36        61        60
Due after five years through ten years     27        27        17        16
Due after ten years ...............        11        11         9         8
                                       ------    ------    ------    ------
                                           95        96       104       101
Mortgage and asset-backed securities       32        33        28        28
                                       ------    ------    ------    ------

      Financial Services
        debt securities ...........       127       129       132       129
                                       ------    ------    ------    ------

Total debt securities .............    $  541    $  544    $  299    $  295
                                       ======    ======    ======    ======

     Proceeds from sales or maturities of investments in securities were $480 million during 1995 and $621 million during 1994. Gross gains and losses realized on such sales or maturities were not material for each of the two years. Shareowners' equity includes an unrealized holding gain of $3 million, net of income taxes, at October 31, 1995 and a loss of $3 million,
net of income taxes, at October 31, 1994.    At October 31, 1995 and 1994,
Financial Services' domestic insurance subsidiary had $23 million and $30 million, respectively, of marketable securities on deposit with various state departments of insurance or otherwise not available. These securities are included in total marketable securities balances at October 31, 1995 and 1994.

         <PAGE 32>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)

7.  RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                                      1995      1994
-------------------------------------------------------------------------
MANUFACTURING
  Customers .......................................... $    200  $    180
  Financial Services .................................       92        13
  Allowance for losses ...............................      (18)      (17)
                                                       --------  --------

    Manufacturing receivables, net ...................      274       176
                                                       --------  --------

FINANCIAL SERVICES
  Retail notes and lease financing ...................      747       514
  Wholesale notes ....................................      268       231
  Accounts receivable ................................      388       370
  Amounts due from sales of receivables ..............      248       193
  Reinsurance balance receivables ....................       31        42
  Allowance for losses ...............................      (10)       (8)
                                                       --------  --------
    Financial Services receivables, net ..............    1,672     1,342
                                                       --------  --------

    Eliminations .....................................      (92)      (10)
                                                       --------  --------

Total receivables, net ............................... $  1,854  $  1,508
                                                       ========  ========

     The allowance for losses of Manufacturing includes amounts associated with receivables financed by Navistar Financial and receivables on products sold to distributors in export markets.

     Reflecting higher consumer demand for light trucks and vans, sales of mid-range diesel engines to a domestic automobile manufacturer have increased from 9% of consolidated sales and revenues in 1993 to 10% in 1994 and 12% in 1995.

Financial Services

     Navistar Financial purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from Transportation's operations in the United States.

     A portion of Navistar Financial's funding for retail and wholesale notes comes from sales of receivables by Navistar Financial to third parties with limited recourse. Proceeds from sales of retail notes receivable were $727 million in 1995, $995 million in 1994 and $558 million in 1993. Uncollected sold retail and wholesale receivable balances totalled $1,673 million and $1,347 million as of October 31, 1995 and 1994, respectively. Navistar Financial's maximum exposure under all receivable sale recourse provisions at October 31, 1995 is $210 million which includes holdback reserves of $44 million, subordinated retained interest in securitized receivable sales of $99 million and $67 million of certain cash deposits established as a result of the securitized receivables recourse provisions.

         <PAGE 33>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


7.  RECEIVABLES (continued)

     Contractual maturities of finance receivables including unearned finance income at October 31, 1995 are summarized below. Prepayments may cause the average actual life to be shorter.


                                  Retail Notes and  Wholesale  Accounts
Millions of dollars               Lease Financing   Notes      Receivable
-------------------------------------------------------------------------
Gross finance receivables due in:

  1996 ........................        $    239     $    181    $    388
  1997 ........................             203           87           -
  1998 ........................             184            -           -
  1999 ........................             140            -           -
  2000 ........................              92            -           -
  2001 and thereafter .........               8            -           -
                                       --------     --------    --------

Gross finance receivables .....             866          268         388
Unearned finance charges ......             119            -           -
                                       --------     --------    --------

Total finance receivables .....        $    747     $    268    $    388
                                       ========     ========    ========

         <PAGE 34>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


8.  PROPERTY

     At October 31, property includes the following:

Millions of dollars                                      1995      1994
-------------------------------------------------------------------------
MANUFACTURING
  Land ............................................... $     11  $      8
                                                       --------  --------

  Buildings, machinery and equipment at cost:
    Plants ...........................................    1,223     1,070
    Distribution .....................................       75        71
    Other ............................................       90        78
                                                       --------  --------

      Subtotal .......................................    1,388     1,219
                                                       --------  --------

  Total property .....................................    1,399     1,227
  Less accumulated depreciation and amortization .....     (757)     (678)
                                                       --------  --------
      Manufacturing property, net ....................      642       549
                                                       --------  --------

FINANCIAL SERVICES
  Total property .....................................       48        35
  Less accumulated depreciation and amortization .....       (7)       (6)
                                                       --------  --------

    Financial Services property, net .................       41        29
                                                       --------  --------

Total property and equipment, net .................... $    683  $    578
                                                       ========  ========

     Included in the gross property of Manufacturing is property under capitalized lease obligations of $24 million at October 31, 1995 and $27 million at October 31, 1994.

9.  INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                                      1995      1994
-------------------------------------------------------------------------
Finished products .................................... $    167  $    169
Work in process ......................................       91       103
Raw materials and supplies ...........................      158       157
                                                       --------   --------

Total inventories .................................... $    416   $    429
                                                       ========   ========

         <PAGE 35>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


10.  LEASES

     The Company has long-term noncancellable leases for use of various equipment and facilities. Lease terms are generally for 5 to 25 years and in many cases provide for renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance.

     The Company leases office buildings, distribution centers, furniture and equipment, machinery and equipment and computer equipment. Total operating lease expense was $42 million in 1995, $38 million in 1994 and $35 million in 1993. Income received from sublease rentals was $6 million in 1995, 1994 and 1993.

     At October 31, 1995, consolidated future minimum lease payments required under capital and noncancellable operating leases having lease terms in excess of one year are as follows:


                                                       Capital  Operating
Millions of dollars                                    Leases    Leases
-------------------------------------------------------------------------
1996 ................................................. $      3  $     35
1997 .................................................        3        32
1998 .................................................        3        31
1999 .................................................        3        30
2000 .................................................        3        30
Thereafter ...........................................        5        78
                                                       --------  --------

Total minimum payments ...............................       20  $    236
Less imputed interest ................................       (7) ========
                                                       --------
  Present value of minimum lease payments ............ $     13
                                                       ========

  Future income from subleases ......................           $     26
                                                                 ========

         <PAGE 36>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


11.  ACCOUNTS PAYABLE

     Major classifications of accounts payable at October 31 are as follows:

Millions of dollars                                      1995      1994
-------------------------------------------------------------------------
MANUFACTURING
  Trade .............................................. $    857  $    776
  Other ..............................................       19         3
                                                       --------  --------
    Manufacturing accounts payable ...................      876       779
                                                       --------  --------

FINANCIAL SERVICES
  Other ..............................................       57        57
  Manufacturing ......................................       89        13
                                                       --------  --------
    Financial Services accounts payable ..............      146        70
                                                       --------  --------

Eliminations .........................................      (89)      (13)
                                                       --------  --------

Total accounts payable ............................... $    933  $    836
                                                       ========  ========

12.  OTHER LIABILITIES

     Major classifications of other liabilities at October 31 are as follows:

Millions of dollars                                      1995      1994
-------------------------------------------------------------------------
MANUFACTURING
  Product liability and warranty ....................  $    294  $    288
  Employee incentive programs .......................       104        35
  Payroll, commissions and employee related benefits.        91        94
  Long-term disability ..............................        55        46
  Taxes .............................................        45        44
  Environmental .....................................        25        31
  Other .............................................       197       171
                                                       --------  --------
    Manufacturing other liabilities .................       811       709
                                                       --------  --------

FINANCIAL SERVICES
  Loss reserves and unearned premiums ...............       118       136
  Interest ..........................................        12        11
  Other .............................................        27        18
                                                       --------  --------
    Financial Services other liabilities ............       157       165
                                                       --------  --------

Eliminations ........................................        (3)        3
                                                       --------  --------

Total other liabilities .............................  $    965  $    877
                                                       ========  ========

         <PAGE 37>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


13.  DEBT

Millions of dollars                                      1995      1994
-------------------------------------------------------------------------

MANUFACTURING
  Notes payable and current maturities
    of long-term debt ...............................  $     10  $      3
                                                       --------  --------

  6 1/4% Sinking Fund Debentures, due 1998 ..........         6         7
  9% Sinking Fund Debentures, due 2004 ..............        60        65
  8% Secured Note, due 2002 secured by plant assets .        31        37
  Capitalized leases/other ..........................        20        15
                                                       --------  --------
    Total long-term debt ............................       117       124
                                                       --------  --------
Manufacturing debt ..................................       127       127
                                                       --------  --------

FINANCIAL SERVICES
  Commercial paper .................................         50        19
  Bank borrowings ..................................          -       400
  Current maturities of long-term debt .............        118       100
                                                       --------  --------
      Total short-term debt ........................        168       519
                                                       --------  --------

  Senior Debentures and Notes
    9.5% medium-term, due 1996 .....................          -       117
  Asset-backed commercial paper program,
    variable rate, due October 1998 ................        302         -
  Bank revolver, variable rate, due October 1998 ...        760       355
                                                       --------  --------
    Total senior debt ..............................      1,062       472
                                                       --------  --------

  Subordinated Term Debt - Senior notes, 8 7/8%,
    due November 1998 ..............................        100       100
                                                       --------  --------
    Total long-term debt ...........................      1,162       572
                                                       --------  --------
 Financial  Services debt ..........................      1,330     1,091
                                                       --------  --------

Total debt .........................................   $  1,457  $  1,218
                                                       ========  ========

     Navistar Financial issues commercial paper with varying terms and has short-term borrowings with various banks on a non-committed basis. Compensating cash balances and commitment fees are not required under these borrowings.

         <PAGE 38>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


13.  DEBT (continued)

     The aggregate annual maturities and sinking fund requirements for debt for the years ended October 31 are as follows:

                                                    Financial
Millions of dollars                 Manufacturing   Services      Total
------------------------------------------------------------------------
1996 ..........................       $      10    $     168    $    178
1997 ..........................              19            -          19
1998 ..........................              20        1,062       1,082
1999 ..........................              17          100         117
2000 ..........................              16            -          16
Thereafter ....................              45            -          45
                                       --------     --------    --------

Weighted average interest rate on  debt including the effect of discounts and related amortization:
    1995 ......................            9.0%         7.4%        7.6%
    1994 ......................            8.7%         7.1%        7.3%


     In November 1994, Navistar Financial amended and restated its $727 million bank revolving credit agreement extending the scheduled maturities for 1996 to October 31, 1998 and expanding the commitment to $900 million.
In addition, the commitments to sell retail notes under the $600 million retail notes purchase facility agreement were terminated and Navistar Financial established a $300 million asset-backed commercial paper (ABCP) program backed by a $300 million bank liquidity facility which terminates October 31, 1998. The amended revolving credit facility removes dividend restrictions, provides that Navistar Financial maintain certain covenant requirements and grants security interests in substantially all of its assets consistent with the previous credit agreement. Facility fees will be paid quarterly regardless of usage.

     Under the terms of the ABCP program, a special purpose wholly-owned subsidiary of Navistar Financial will purchase retail notes and lease receivables. All assets of the subsidiary will be pledged or sold to a trust that will fund the receivables with investment grade commercial paper. Navistar Financial will pay a commitment fee on the unused portion of the $300 million ABCP liquidity facility.

     Available funding under the amended and restated credit agreement and ABCP program was $148 million, of which $50 million was used to back short-term debt at October 31, 1995. The remaining $98 million when combined with unrestricted cash and cash equivalents made $101 million available to fund the general business purposes of Navistar Financial at October 31, 1995.

         <PAGE 39>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


13.  DEBT (continued)

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

     NFSC utilizes a revolving wholesale note sales trust providing for the continuous sale of wholesale notes on a daily basis. In June 1995, the Navistar Financial Dealer Note Master Trust issued an additional $200 million of 9.3 year asset-backed certificates to the public increasing the sales trust from $300 million to $500 million. The net proceeds of $195 million were used by Navistar Financial for general working capital purposes. Under the terms of the sale, the amount subordinated to the investors' interest increased from $47 million to $87 million. These sales trusts comprise three $100 million pools of notes maturing serially from 1997 to 1999 and a $200 million pool maturing in 2004.

     During 1995, Navistar Financial sold $740 million of retail notes, net of unearned finance income, through NFRRC in two separate sales to two individual owner trusts which, in turn, sold $714 million of notes and $26 million of certificates to investors. The net proceeds of $738 million were used by Navistar Financial for general working capital purposes and to establish a $45 million reserve account with the trust. At October 31, 1995, the remaining shelf registration available to NFRRC for issuance of asset-backed securities was $1,430 million.

     In November 1995, Navistar Financial sold $525 million of retail notes through NFRRC. The net proceeds of $524 million were used for general working capital purposes and to establish a $25 million reserve account with the trust. On November 14, 1995, NFRRC filed an additional registration with the Securities and Exchange Commission providing for the issuance from time to time of an additional $2,000 million of asset-backed securities.

         <PAGE 40>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


14.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

     The carrying amounts of financial instruments, as reported in the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31, are as follows:

                                            1995                1994
                                     ------------------  ------------------
                                     Carrying   Fair     Carrying    Fair
Millions of dollars                   Amount    Value     Amount     Value
---------------------------------------------------------------------------
Receivables, net ..................   $1,854   $1,867     $1,508   $1,504
Investments and other assets ......      166      166        165      187
Debt ..............................    1,457    1,460      1,218    1,215


     Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 6.

     Manufacturing's customer receivables and Navistar Financial's wholesale notes and retail and wholesale accounts and other variable-rate retail notes approximate fair value as a result of the short-term maturities of the financial instruments. The fair value of Navistar Financial's truck retail notes is estimated based on quoted market prices of similar sold receivables. The fair value of amounts due from sales of receivables is estimated by discounting expected cash flows at estimated current market rates.

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

         <PAGE 41>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


14.  FINANCIAL INSTRUMENTS (continued)

Derivatives Held or Issued for Purposes Other Than Trading

     Derivatives are used by the Company to transfer or reduce risks in foreign exchange and purchase transactions, reduce interest rate risks and potentially increase the return on invested funds.

     During the fourth quarter of 1995, Manufacturing entered into three forward contracts to hedge its foreign exchange exposure to the Canadian dollar on firm commitments. These foreign currency contracts were valued at $33 million as of October 31, 1995 and mature within three months of origination. Gains or losses on these contracts are recognized at the completion of the related contract. In addition, collateralized mortgage obligations (CMOs) are purchased that have pre-determined fixed-principal payment patterns that are relatively certain. Manufacturing had $33 million of CMOs in its investment portfolio at October 31, 1995. At October 31, 1995, the unrecognized loss on the three forward contracts and the CMOs was not material.

     Navistar Financial manages its exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt, by selling fixed rate retail receivables on a fixed rate basis and, to a lesser extent, by utilizing financial derivative instruments. These instruments may include interest rate swaps, interest rate caps and forward interest rate contracts. Navistar Financial enters into forward interest rate contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail notes.

     During 1995, there were no swap agreements outstanding and only one interest rate cap purchased in 1985 for a notional amount of $50 million which serves to hedge the interest cost of variable rate debt. The premium paid for this interest rate cap agreement has been fully amortized to interest expense. The effect of this cap on Navistar Financial's interest expense was not material.

     Between June and October 1995, Navistar Financial entered into $325 million of forward interest rate lock agreements on a Treasury note maturing in 1997 related to the anticipated November 1995 sale of retail receivables. These hedge agreements were closed on October 18, 1995, and the loss, which was not material, was deferred and included in the gain recognized on the sale of receivables in November 1995.

     Financial Services' insurance companies use CMOs and foreign exchange future contracts to increase the yield on their investment portfolio. These instruments totalled $37 million at October 31, 1995. At October 31, 1995, the unrecognized gain on the CMOs and the foreign exchange future contracts was not material.

         <PAGE 42>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


15.  COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS ON ASSETS

     At October 31, 1995, commitments for capital expenditures in progress were approximately $56 million.

     At October 31, 1995, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Company is subject to maximum recourse of $150 million on retail contracts and $11 million on retail leases. In addition, as of October 31, 1995, the Company is contingently liable for approximately $47 million for various guarantees, buyback programs and performance bonds; however, based on historical loss trends, the Company's exposure is not considered material.

     The Canadian operating subsidiary and certain subsidiaries included in Financial Services are parties to agreements which restrict the amounts which can be distributed to Transportation in the form of dividends or loans and advances which can be made. As of October 31, 1995, these subsidiaries had $410 million of net assets of which $212 million was restricted as to distribution.

     The Company and Transportation are obligated under certain agreements with public and private lenders of Navistar Financial to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1995.

16.  LEGAL PROCEEDINGS

     In May 1993, a jury issued a verdict in favor of Vernon Klein Truck & Equipment, Inc. (Klein Truck) and against Transportation in the amount of $11 million in compensatory damages and $15 million in punitive damages. The Company appealed the verdict and in order to do so was required to post a bond collateralized with $30 million in cash. In November 1994, the Court of Appeals of the State of Oklahoma reversed the verdict and entered judgment in favor of Transportation on virtually all aspects of the case. Klein Truck appealed to the Oklahoma Supreme Court where the case is now pending. The bond and the related collateral will be released when the order of the Oklahoma Supreme Court is filed.

     The Company and its subsidiaries are subject to various other claims arising in the ordinary course of business, and are parties to various legal proceedings which constitute ordinary routine litigation incidental to the business of the Company and its subsidiaries. In the opinion of the Company's management, none of these proceedings or claims is material to the business or the financial condition of the Company.

         <PAGE 43>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


17.  ENVIRONMENTAL MATTERS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations. The $33 million pretax charge consists of an $11 million payment to be made to the Economic Development Administration (EDA) and a $22 million charge for cleanup costs at production facilities of two formerly owned businesses: Wisconsin Steel and Solar Turbine, Inc.

     Transportation and the EDA, a division of the U.S. Department of Commerce, reached an agreement in the fourth quarter of 1994 in settlement of commercial and environmental disputes related to the Wisconsin Steel
property.   EDA and Transportation became 90% and 10% beneficiaries,
respectively, of a trust which was created after the party that purchased Wisconsin Steel filed for bankruptcy. At the time of bankruptcy, EDA had guaranteed repayment of 90% and Transportation of 10% of loans made to Wisconsin Steel. The settlement provides that EDA transfer its interest in the trust to Transportation, which in turn will assume responsibility for completing the investigation of the environmental condition at the site and for any cleanup work that may be necessary. Transportation has agreed to pay EDA $11 million to settle various commercial issues as well as reimburse them for a portion of environmental response costs spent by EDA. The U.S. Department of Justice must approve the final settlement before the interest
in the trust, or the property, is transferred to Transportation.   At October
31, 1995, a final consent decree remained subject to approval by the U.S. Department of Justice and by Transportation.

     An agreement with Solar was signed during the third quarter of 1995.

     The Company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former Company locations. Based on information available to the Company, which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or Federal or State regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the Company's share, if any, of the costs and is provided for in the financial statements. The Company believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site, other than the Wisconsin Steel and Solar sites, will not have a material effect on the Company's financial results. The Company reviews its accruals on a regular basis.

         <PAGE 44>

                           NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


18.  PREFERRED AND PREFERENCE STOCKS

     The Company's Nonconvertible Junior Preference Stock Series A is held for the Retiree Supplemental Benefit Program by the Supplemental Trust which is currently entitled to elect two members to the Company's Board of Directors. The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the Company's Board of Directors. At October 31, 1995, there was one share each of Series A and Series B Preference stock authorized and outstanding. The value of the preference shares is minimal.

     Other information pertaining to preferred and preference stocks outstanding is summarized as follows:


                                Series G Convertible    Series D Convertible
                                Cumulative Preferred     Junior Preference
----------------------------------------------------------------------------

Number authorized ............       4,800,000               3,000,000
Number issued ................       4,800,000               3,000,000

Optional redemption price and      $50 per share           $25 per share
  liquidation preference .....      plus accrued            plus accrued
                                     dividends               dividends

Conversion rate per share
  into Common Stock
  (subject to adjustment in
  certain circumstances) .....      0.133 shares            0.3125 shares

Ranking as to dividends
  and upon liquidation .......  Senior to all other        Senior to Common;
                                 equity securities        junior to Series G

Dividend rate ................ Annual rate of $6.00        120% of the cash
                                    per share,               dividends on
                                payable quarterly           Common Stock as
                                                          declared on a
                                                          common equivalent
                                                                basis

Dividends may be paid out of surplus as defined under Delaware corporation law. At October 31, 1995, the Company had such defined surplus of $857 million.
----------------------------------------------------------------------------

         <PAGE 45>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


19.  COMMON STOCK

Common Stock

     The Company has authorized 110 million shares of Common Stock with a par value of $.10 per share. Common shares outstanding exclude Common Stock held in treasury in the amount of 1,424,038 and 667,241 shares at October 31, 1995 and 1994, respectively. Included in the shares of Common Stock outstanding are 319,332 shares of restricted stock which have been issued in accordance with the provisions of the 1988 and 1994 Performance Incentive Plans. The market value of the restricted stock at the date of grant is recorded as unearned stock compensation in Shareowners' Equity and amortized to expense over the minimum periods of restriction. Unearned stock compensation was $4 million and $3 million at October 31, 1995 and 1994, respectively.

     In October 1993, the Company completed a public offering of 23,600,000 Common shares which realized gross and net proceeds of $516 million and $492 million, respectively.

Class B Common Stock

     The Company has authorized 26,000,000 shares of Class B Common Stock of which 25,641,545 shares, originally valued at $513 million, were contributed in 1993 to a separate independent retiree Supplemental Trust. The Class B Common Stock has a par value of $.10 per share and also has restricted voting rights and transfer provisions. The per share value was determined by the closing price of the Common Stock on the New York Stock Exchange on the contribution date, less a discount factor of 20% reflecting restrictions on voting and transfer rights and for a control premium.

     The circumstances are limited under which the Supplemental Trust can transfer or sell Class B Common Stock and any Class B Common Stock transferred or sold will convert automatically into Common Stock. Any remaining Class B Common Stock will convert into Common Stock on June 30, 1998. During 1995 and 1994, the Company repurchased 742,255 and 511,173, respectively, of Class B Common shares which were converted to Common Stock and are held in treasury.


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

         <PAGE 46>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)


20.  STOCK COMPENSATION PLANS

     The Navistar 1994 Performance Incentive Plan (Incentive Plan), which replaced the Navistar 1988 Performance Incentive Plan, provides for the granting of stock options and restricted stock to key employees as determined by the Committee on Organization of the Board of Directors (Committee).
Under the Incentive Plan, one percent of the outstanding shares of Common Stock as of the end of the preceding year are reserved for issue each year. Any amount not used in one year may be used in the following year. Shares to be used under the Incentive Plan will be either shares authorized, but previously unissued, or shares reacquired by the Company.

     The Incentive Plan includes the granting of two types of stock option awards, non-qualified options and incentive options. Non-qualified and incentive options, which may be granted by the Committee in amounts and at times as it may determine, have a term of not more than ten years and one day and ten years, respectively, and are exercisable at a price equal to the fair market value of the stock on the day of the grant. Generally, these options are not exercisable during the first year. Payment for the exercise of any of the options may be made by cash or by delivering, at fair market value, shares of Common Stock already owned by the option-owner or by a combination of cash and shares.

     The following table summarizes changes in Common Stock under option plans for the years ended October 31:


Number of shares                               1995       1994       1993
----------------------------------------------------------------------------

Outstanding at beginning of the year .....   1,146,154    639,234    675,269
Granted ..................................     635,900    614,560      2,500
Exercised ................................           -     (8,850)   (13,340)
Terminated ...............................     (43,750)   (98,790)   (25,195)
                                             ---------  ---------   --------
Outstanding at end of the year ...........   1,738,304  1,146,154    639,234
                                             =========  =========   ========

Exercisable at October 31 ................   1,122,804    554,374    636,984
                                             =========  =========    =======

Available for grant ......................           -    146,406    346,839
                                             =========  =========    =======

Average price per share
----------------------------------------------------------------------------

Outstanding at October 31 ................   $      51  $     52     $    56
Granted ..................................   $      12  $     19     $    25
Exercised ................................   $       -  $     22     $    22

         <PAGE 47>

                           NOTES TO FINANCIAL STATEMENTS
                                    (Continued)

21.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

                          1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
                         -------------     -------------     -------------     -------------
(Millions of dollars,
 except per share data)  1995     1994     1995     1994     1995     1994     1995     1994
---------------------------------------------------------------------------------------------
Sales and revenues .... $1,416   $1,139   $1,640   $1,395   $1,514   $1,254   $1,772   $1,549
                        ======   ======   ======   ======   ======   ======   ======   ======

Manufacturing
  gross margin ........  12.4%    13.1%    14.0%    11.9%    14.0%    12.7%    14.4%    13.5%
                        ======   ======   ======   ======   ======   ======   ======   ======

Net income ............ $   23   $   16   $   46   $   23   $   39  $    20   $   56   $   23
Net income
  per common share..... $  .21   $  .12   $  .52   $  .21   $  .43  $   .17   $  .66   $  .22

Market price range
  - Common stock
      High ............ $17 1/2  $27 5/8  $16 3/8  $26      $16 5/8 $19 1/4   $15 1/8  $16 5/8
      Low ............. $12 3/4  $22 3/8  $12 1/4  $19 3/8  $13 7/8 $12 3/8   $ 9 1/4  $12 1/2

     Transactions between Manufacturing and Financial Services operations have been eliminated from the consolidated financial results. See also Note 1. Net income per common share is computed independently based on the weighted average number of Common and Class B Common shares at the end of each quarter. Therefore, the sum of the quarterly earnings per share does not equal the total for the year.

         <PAGE 48>

 TEN YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA
 -------------------------------------------------------------------------------------------------
 For the Years Ended October 31
 (Millions of dollars,
 except per share data)                                 1995        1994        1993        1992
 -------------------------------------------------------------------------------------------------
 RESULTS OF OPERATIONS
 Total sales and revenues .........................   $  6,342    $ 5,337     $ 4,721     $ 3,897

 Net income (loss) of continuing operations .......   $    164    $   102     $  (273)    $  (147)

 Net income (loss) ................................   $    164    $    82     $  (501)    $  (212)

 Income (loss) per common share
   of continuing operations .......................   $   1.83    $   .99     $ (8.63)    $ (6.97)

 Net income (loss) per common share ...............   $   1.83    $   .72     $(15.19)    $ (9.55)

 Average number of Common, Class B Common
   and dilutive common equivalent shares
   outstanding (millions) .........................       74.3       74.6        34.9        25.3
 ------------------------------------------------------------------------------------------------
 FINANCIAL DATA

 Total assets .....................................    $ 5,566    $ 5,047     $ 5,060     $ 3,627

 Debt
    Manufacturing .................................    $   127    $   127     $   175     $   187
    Financial Services ............................      1,330      1,091       1,199       1,218
                                                       -------    -------     -------     -------
 Total debt .......................................    $ 1,457    $ 1,218     $ 1,374     $ 1,405

 Shareowners' equity ..............................    $   870    $   817     $   775     $   338

 Total Manufacturing debt as a percent of total
   Manufacturing capitalization ...................      12.7%      13.4%       18.4%        35.6%
 Return on equity (a) .............................      18.9%      12.5%      (35.2)%      (43.5)%
 ------------------------------------------------------------------------------------------------
 SUPPLEMENTAL DATA

 Capital expenditures .............................    $   139    $   87      $  110      $    55
 Engineering and research expense .................    $   113    $   97      $   94      $    92
 ------------------------------------------------------------------------------------------------
 OPERATING DATA

 North American market share (b) ..................      26.7%     27.0%       27.6%        28.4%
 Unit shipments
   Trucks .........................................    110,200    95,000      87,200       73,200
   OEM engines ....................................    156,100   130,600     118,200       97,400
 Service parts sales ..............................    $   730   $   714     $   632      $   571

     (a)  Return on equity is calculated based on income of continuing operations.

     (b)  Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8) in the United States and Canada.

         <PAGE 49>


---------------------------------------------------------------------


    1991        1990        1989        1988        1987        1986
---------------------------------------------------------------------

  $ 3,496    $  3,903     $ 4,296     $ 4,321     $ 3,752     $ 3,632

  $  (165)   $    (11)    $    87     $   259     $   146     $     2

  $  (165)   $    (11)    $    87     $   244     $    33     $     2


  $ (7.71)   $  (1.56)    $  2.28     $  8.94     $  5.00     $ (1.40)

  $ (7.71)   $  (1.56)    $  2.28     $  8.36     $   .30     $ (1.40)



     25.1        25.2        25.6        25.7        23.9         8.9
---------------------------------------------------------------------


  $ 3,443     $ 3,795     $ 3,609     $ 4,037     $ 3,287     $ 3,372


  $   154     $   164     $   176     $   194     $   206     $   758
    1,052       1,217       1,199       1,303       1,048       1,081
  -------     -------     -------     -------     -------     -------
  $ 1,206     $ 1,381     $ 1,375     $ 1,497     $ 1,254     $ 1,839

  $   577     $   815     $   914     $   866      $  643     $    53


     21.1%       16.8%       16.1%       18.2%       24.2%       93.5%
    (28.6)%      (1.3)%       9.5%       29.9%       22.7%        3.8%
---------------------------------------------------------------------


  $    77     $   182     $   118     $   127     $   110     $    70
  $    87     $    84     $    91     $    80     $    79     $    62
---------------------------------------------------------------------


     29.3%       27.2%       27.1%       26.7%       25.8%       26.8%

   70,200      80,200      90,200      95,900      84,900      82,200
   74,800     100,900     106,700      95,400      81,700      90,700
  $   530    $    558     $   544     $   540     $   480     $   450

         <PAGE 50>

INFORMATION FOR OUR INVESTORS

About Your Stock

     Navistar International Corporation Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges and is quoted as "Navistar" in stock table listings in daily newspapers. The abbreviated stock symbol is "NAV."

     The stock transfer agent who can answer inquiries about your Navistar International Corporation Common Stock such as name changes, changes of address or missing certificates is: Harris Trust and Savings Bank, 311 West Monroe Street, 11th Floor, Chicago, Illinois 60606; Telephone: (312) 461-3932.

     For information about other shareowner matters, contact: Investor Relations, Navistar International Corporation, 455 North Cityfront Plaza Drive, Chicago, Illinois 60611; Telephone: (312) 836-2143.

     There were approximately 66,284 owners of Common Stock at October 31,
1995.

Annual Meeting

     The 1996 Annual Meeting of Shareowners is scheduled to take place at 10:15 a.m., CST on March 20, 1996, at the Art Institute of Chicago in the Arthur Rubloff Auditorium.

     Shareowners are invited to attend this meeting, take part in discussions of Company affairs and meet personally with the directors and officers responsible for the operations of Navistar.

     A Proxy Statement and Form of Proxy will be mailed to each shareowner on or about January 26, 1996.

Commitment to Equal Employment Opportunity

     Navistar International Corporation has a longstanding commitment to equal employment opportunity dating back to 1919 when the Company issued its first written statement against discrimination in the workplace.

     Today, Navistar continues to comply with all federal, state and local employment laws; provides equal opportunity to all employees and applicants for employment; and prohibits discrimination in all employment practices because of age, race, sex, religion, national origin, disability, or veteran status.

Corporate Headquarters

     The corporate offices of Navistar International Corporation and its principal subsidiary, Navistar International Transportation Corp., are located at 455 North Cityfront Plaza Drive, Chicago, Illinois 60611;
Telephone: (312) 836-2000.

     <PAGE 51>

Reports and Publications

     This Annual Report includes a substantial portion of the financial information and certain other data required to be filed with the Securities and Exchange Commission.

     A copy of the Company's 1995 Annual Report on Form 10-K to the Securities and Exchange Commission will be provided, without charge, to shareowners upon written request to the Corporate Secretary, Corporate Headquarters, after January 31, 1996.

     In order to provide shareowners with immediate access to financial information and news about the Company, Navistar distributes its corporate news releases through PR Newswire, an electronic news service, and files its financial statements with the Securities and Exchange Commission electronically through the EDGAR system. PR Newswire and EDGAR can be accessed by computer via the Internet, and through such services as America On-Line and CompuServe. In addition, this information can be accessed through such databases and information services as Lexis/Nexus, Dow Jones and Bloomberg, which frequently are available at libraries and brokerage firms.

     Navistar also offers a toll-free, "Company News on Call" service, which allows shareowners to receive copies of recent Navistar corporate news releases via telefax. To access this service, call (800) 758-5804, and enter Navistar's six digit code when prompted: 103895. Using a touch-tone phone, shareowners can select from a menu of news releases and request specific news releases to be faxed directly to them.

     Navistar encourages shareowners to take advantage of these electronic databases and the Company News on Call" service to access the Company's quarterly financial results on the same day that the results are announced. Navistar's fiscal 1996 quarterly financial results will be announced on the following dates:

                         First quarter       February 14, 1996
                         Second quarter      May 15, 1996
                         Third quarter       August 14, 1996
                         Fourth quarter      December 4, 1996

     News releases, Form 10-Qs, Navistar's Annual Environmental Health & Safety Report, and other publications are available by writing:

                         Corporate Communications
                         Navistar International Corporation
                         455 North Cityfront Plaza Drive
                         Chicago, Illinois 60611

Trademarks

     Navistar logotype and Navistar are registered trademarks of Navistar International Corporation. The Diamond Road symbol and International are registered trademarks of Navistar International Transportation Corp.

Directors and Officers
(As of December 31, 1995)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     NAVISTAR INTERNATIONAL
NAVISTAR INTERNATIONAL CORPORATION                                                                   TRANSPORTATION CORP.
-------------------------------------------------------------------------------------------------------------------------------


Board of Directors                                                  Principal Officers            Principal Officers
------------------------------------------------------------------  ----------------------------  -----------------------------
James C. Cotting                 Jerry E. Dempsey                   John R. Horne                 John R. Horne
Chairman of the Board            Chairman                           President                     Chairman, President
Navistar International             and Chief Executive Officer       and Chief Executive Officer    and Chief Executive Officer
  Corporation                    PPG Industries Inc.                Robert C. Lannert             Robert C. Lannert
William F. Andrews               Diversified Global Manufacturer    Executive Vice President      Executive Vice President
Chairman                           of Glass, Protective Coatings      and Chief Financial Office    and Chief Financial Officer
Schrader Inc.                      and Chemicals                    Robert A. Boardman
Manufacturer of Tire Valves      John F. Fiedler                    Senior Vice President
  and Automotive Accessories     President                            and General Counsel         Group Vice Presidents
Chairman                           and Chief Executive Officer      Thomas M. Hough
Scovill Fasteners, Inc.          Borg Warner Automotive, Inc.       Vice President                John J. Bongiorno
  Manufacturer of Apparel        Supplier of Engineered               and Treasurer               General Manager
  and Industrial Fasteners       Components and Systems,            J. Steven Keate               Financial Services
Wallace W. Booth                   primarily for Automotive         Vice President                David J. Johanneson
Retired Chairman                   Drivetrain Applications            and Controller              Truck Businesses
  and Chief Executive Officer    Mary Garst                         Steven K. Covey               James T. O'Dare, Jr.
Ducommun Incorporated            Manager, Cattle Division           Corporate Secretary           Sales and Distribution
Manufacturer of                  Garst Company                                                    Daniel C. Ustian
  Components and Assemblies      Agri-Business Company                                            General Manager
  for the Aerospace Industry     Charles A. Haggerty                                              Engine and Foundry
 Dr. Andrew F. Brimmer           Chairman                                                         Dennis W. Webb
President                          and Chief Executive Officer                                    International Operations
Brimmer & Company, Inc.          Western Digital Corporation
Economic and Financial           Manufacturer of Disk Drives
  Consulting                       and Integrated Circuits                                        Senior Vice Presidents
Richard F. Celeste               Dr. Arthur G. Hansen
Managing General Partner         Educational Consultant                                           Robert A. Boardman
Celeste & Sabety, Ltd.           President Emeritus                                               General Counsel
Public Policy Consulting Firm    Purdue University                                                John M. Sheahin
John D. Correnti                 John R. Horne                                                    Employee Relations
Chief Executive Officer,         President                                                          and Administration
  President and Vice Chairman      and Chief Executive Officer
Nucor Corporation                Navistar International
Steel Manufacturer                 Corporation                                                    Vice Presidents
William C. Craig                 Robert C. Lannert
Former Executive Vice President   Executive Vice President                                        Kirk A. Gutmann
Mack Trucks                         and Chief Financial Officer                                   Truck Engineering
Manufacturer of Trucks            Navistar International                                          Thomas M. Hough
                                    Corporation                                                   Treasurer
                                  Walter J. Laskowski                                             J. Steven Keate
                                  International Vice President                                    Controller
                                    of the UAW                                                    Robert I. Morrison
                                                                                                  Corporate Development
                                                                                                  Thomas E. Rigsby
                                                                                                  Truck Manufacturing
                                                                                                  James L. Simonton
                                                                                                  Materials Management
                                                                                                  Dean P. Stanley
                                                                                                  Quality Management
                                                                                                  and Technology
                                                                                                  Brian B. Whalen
                                                                                                  Public Affairs

                                                                                                  Secretary

                                                                                                  Gregory Lennes
Committees of the Board
---------------------------------------------------------------------------------------------------------------------------------

Executive Committee              Finance Committee                 Public Policy Committee
James C. Cotting, Chair          Jerry E. Dempsey, Chair           Mary Garst, Chair
Wallace W. Booth                 Wallace W. Booth                  William F. Andrews
Andrew F. Brimmer                Andrew F. Brimmer                 Andrew F. Brimmer
William C. Craig                 James C. Cotting                  Richard F. Celeste
Jerry E. Dempsey                 William C. Craig                  Walter J. Laskowski
Mary Garst                       Walter J. Laskowski
John R. Horne
Walter J. Laskowski


Committee on Organization        Audit Committee
Wallace W. Booth, Chair          Andrew F. Brimmer, Chair
William F. Andrews               Richard F. Celeste
John D. Correnti                 John D. Correnti
William C. Craig                 Mary Garst
Jerry E. Dempsey                 Charles A. Haggerty
Charles A. Haggerty              Arthur G. Hansen
Arthur G. Hansen
