Form 10-K, Exhibit 13
period 1996-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1997-01-22
CIK 808450

<PAGE 1>
                                                           EXHIBIT 13


                     NAVISTAR INTERNATIONAL CORPORATION
                              1996 ANNUAL REPORT


BUSINESS OVERVIEW

TRUCK GROUP Navistar is the market share leader in the United States and Canada in combined school bus, medium- and heavy-duty truck sales, with 27.5% share through fiscal year end. The company has unmatched capabilities to deliver more value to customers"with more than 1,000 International dealers, eight parts distribution centers, 13 used truck centers and a financial services organization.

  - Heavy Truck (Class 8)"Navistar produces premium conventional tractors for long-haul over-the-highway usage, regular conventional cabover tractors for local and regional delivery, and severe service trucks for special applications in construction, mining and oil field applications.

   - Medium Truck (Class 5-7)"Navistar is the market share leader in the United States and Canada. Applications include regional delivery, beverage, recycling, refrigerated, utility, construction, towing, municipal and emergency rescue.

   - School Bus"Navistar is the market share leader in the United States and Canada and offers a range of small capacity and full-size conventional models. In addition, through AmTran, a wholly owned subsidiary, the company produces the Genesis and AmTran nameplates.

   - Service Parts"To support customers of the truck and bus business, Navistar has the largest truck service parts distribution network in the United States, Canada and Mexico with more than 1,000 dealer locations and eight parts distribution centers, offering more than 350,000 truck, engine and trailer aftermarket parts. Navistar also offers 24-hour availability of service parts and guaranteed national pricing on parts and service under its Fleet Charge system.


ENGINE GROUP Navistar is a leader in the production of mid-range diesel engines, ranging from 175 to 300 horsepower. International engines are featured in all of the company's medium trucks, school buses and some heavy trucks. International engines are sold to other original equipment manufacturers (OEMs) in North America and export markets for use in light trucks and vans, and for marine, construction, agricultural and industrial use.


FINANCIAL SERVICES Navistar Financial Corporation provides wholesale, retail and lease financing for Navistar's dealers and retail customers, and provides commercial physical damage and liability insurance coverage through its wholly owned subsidiary, Harco National Insurance Company.

         <PAGE 2>

FINANCIAL SUMMARY
(Millions of dollars, except per share data)
                                                   1996        1995
-----------------------------------------------------------------------

FOR THE YEARS ENDED OCTOBER 31

Sales and revenues ................                 $5,754      $6,342

Income before income taxes ........                 $  105      $  262
Net income ........................                 $   65      $  164

Net income per common share .......                 $  .49      $ 1.83

Manufacturing gross margin ........                   12.5%       13.8%

Return on equity ..................                    7.1%       18.9%

Cash and marketable securities ....                 $  881      $1,040


Achievements

   - Unveiled a new five-point truck strategy designed to increase returns to shareowners by meeting 15% return on assets (ROA) targets.

   - Launched comprehensive capabilities in Mexico, including an assembly operation, a 24-dealer network and a centralized parts distribution operation.

   - Spun off Columbus Plastics Operation to focus capital on core truck and engine divisions.

   - Became the first diesel engine manufacturer to meet federal emission standards proposed for the year 2004.

   - Created a joint venture for production of highly complex severe service Paystar trucks at a focused operation in Garland, Texas.

   - Partnered with the Canadian Auto Workers in a labor agreement that achieves work rule changes allowing for manufacturing flexibility and cost savings.

   - Concentrated stripped chassis production at AmTran.

   - Introduced the Diamond SPEC truck ordering process to improve quality and delivery, while enhancing support services with Diamond PLUS"a new guarantee for truck uptime.

   - Delivered improvements in productivity and quality throughout the Engine Division.

   - Ranked number one for the second year in a row by American Truck Dealers survey, where dealers rate major manufacturers on truck product lines, service and support.

   - Broke ground for a 700,000 square-foot manufacturing facility in Escobedo, Mexico, to be completed in 1998 with annual production capacity of 14,000 vehicles to serve that market and Latin America.

   - Initiated roll out of a performance-driven culture process to drive financial results.

         <PAGE 3>

LETTER TO SHAREOWNERS

     At Navistar, we've set our sights on a singular vision: to be the best truck and engine company in North America. This is a bold dream. To achieve it, we know we must change. Business as usual won't get us there.

     Being the best means creating real value for our shareowners. It means leading our industry in customer satisfaction. And, it means creating a climate for performance which challenges and motivates our employees.

     In 1996, we took significant steps to drive fundamental change throughout Navistar.

   - We strengthened the blend of executive management with the addition of Don DeFosset as executive vice president and president, Truck Group, and Bud Thompson, senior vice president, Employee Relations & Administration.

   - We also continued to change the make-up of our Board of Directors. In 1996, we added three new directors who lead preeminent companies:
     Borg-Warner Automotive, Inc., The Coleman Company, Inc. and The
     Geon Company.

   - We underwent an exhaustive review of our truck business, forged a five-point strategy to drive improved performance, and began rapidly implementing these strategies.

   - In our engine division, we reinforced our technological leadership by becoming the first in our industry to demonstrate our capability to meet proposed 2004 emissions standards.

   - And, we launched a companywide initiative to create a high performance company culture. This has been an effort led from the top down and created from the bottom up.

     While these actions position us to achieve our vision, our financial performance, which is reflected in our stock price, remains disappointing. This, too, must change.

     Two events in 1996 are particularly noteworthy in demonstrating our resolve to change and our departure from business as usual.

     First, for the last several years we have been working hard to develop a next generation of world-class medium trucks. In June, we were at the stage of the program where investment would escalate dramatically. Unfortunately, we were unable to reach agreement with the United Auto Workers on several issues critical to building the trucks profitably. So we terminated the program. This required a $35 million pretax charge to earnings and greatly disappointed our employees. Some called it a bold decision; it had to be made. We could not invest millions of dollars in an effort that would not deliver the kinds of operating returns that result in increased shareowner value.

     Second, we successfully negotiated a new contract in partnership with the Canadian Auto Workers. Under this agreement, our Chatham, Ontario assembly plant and the company overall is on the right track to becoming more competitive. The flexible work rules, reduced job classifications, and team assembly approach pave the way for large increases in productivity and quality.

     During the year, we also made progress on other initiatives. For example, our new Diamond SPEC modular truck offering, which greatly reduces product complexity, has been well received in the marketplace.

         <PAGE 4>

     We began to focus our truck manufacturing to reduce complexity in our plants. We are simplifying our assembly operations"from the models produced to the systems and processes involved. During the year, stripped chassis production was moved from our Springfield, Ohio assembly plant to our American Transportation Corporation (AmTran) subsidiary in Conway, Arkansas. Plans are underway to move our severe service trucks from our Chatham facility to a new joint venture in Texas early in 1997. Our objective is to focus these plants to achieve that 15% ROA target for our truck business.

     We aggressively expanded our presence in Mexico to take advantage of anticipated growth in that and other Latin American markets. Navistar now has 24 dealer locations in Mexico. During the year, we ramped up production at a contract manufacturing assembly operation to fill the near-term needs of these dealers, and we launched plans to build our own facility in Mexico with a capital appropriation of $167 million. This operation will meet our 15% ROA objective.

     We moved forward with new product programs in our premium conventional truck line which include upgrades that appeal to customers and that allow for platform and process improvements to improve profitability.

     In our engine division, we continued to develop new technologies and adopt electronics to improve our diesel engines' air and fuel management, to reduce emissions, to improve fuel economy and to deliver more power, torque and product performance features.

     And our finance subsidiary, Navistar Financial Corporation, exceeded their 15% ROA goal for the third year in a row. They also increased their retail market share to almost 26% in the heavy truck category, and 14% in medium truck. Yet, while Navistar Financial continues to see strong performance, in reality, the continued growth of Navistar Financial depends on our core truck business"in particular Class 8 trucks. These businesses will continue to work closely together to grow and build long-term viability.

     We also are encouraged by our efforts to create alliances with our supply base and by the long-term agreements we have forged with proven manufacturers of component parts.

     But at the end of the day, while we have many achievements to report, our financial performance must improve. The challenges we face are significant as pricing continues to create pressure, as we face a downturn in demand, and as competition intensifies. We have, however, a gameplan to address these challenges with the strategies we have in place. Combined with management's resolve and the talent and energy of our employees, we will achieve our dream. We will be the best truck and engine company in North America.


John R. Horne
Chairman, President and Chief Executive Officer

         <PAGE 5>

REVIEW OF OPERATIONS

     We established two criteria as the foundation of our strategies to deliver acceptable returns to shareowners. Operating management must drive a 15% return on the assets (ROA) they manage, which will lead to corporate performance of 17.5% return on equity (ROE).

     These are tough targets. They demand change and require us to stretch. But we can no longer afford to conduct business as usual. In 1996, we reported net income of $65 million, reflecting lower truck sales and a one-time $35 million pretax charge when we terminated development of our next generation truck (NGT). At the same time, our manufacturing gross margin declined to 12.5% of sales in 1996, compared to 13.8% in 1995 and 12.8% in 1994. At the end of the year, we did not achieve our ROA and ROE objectives.

     To address our shareowners' requirements, we spent a great deal of time in 1996 developing strategies that will enable the company to achieve these objectives, and now it's time to deliver progress against those metrics. Only those initiatives and programs that demonstrate a potential for adequate returns will be funded in the future. Those that do not will be reworked, or they will not be funded.

     This year, our plan to build our next generation truck was contingent on reaching an agreement with the United Auto Workers on issues critical to producing the trucks and meeting the 15% ROA target for the truck business. When an agreement could not be reached, we terminated the program instead of investing in a program that would not deliver the targeted returns. While the initiative to produce NGT in Springfield was the preferred option, we're continuing to pursue new product development including working with the UAW to find ways to become more cost competitive.

     Our plan to establish operations in Mexico, on the other hand, can generate a 15% ROA and will provide opportunities for significant revenue growth. That's why we invested $17 million in developing our capabilities in Mexico during 1996 and received board approval for an additional $167 million to construct a 700,000 square-foot facility in Escobedo, Mexico. We expect to be in production by 1998"well positioned and with enough capacity to meet demand as the Mexican economy recovers, and for export to other Latin American markets. When we negotiated a new contract with the Canadian Auto Workers at our Chatham, Ontario assembly plant, the agreement also was based on achieving the 15% ROA target for the truck business. With work-rule changes that improve productivity and manufacturing flexibility, Chatham's ROA will improve by seven percentage points, bringing the truck business closer to its 15% goal.

     Recognizing the need to focus our capital investments on our core truck and engine businesses, we elected to sell our Columbus Plastics Operation, which manufactures plastic components for Navistar and other original equipment manufacturers.

     In line with our ROA and ROE metrics, we conducted an intensive education program in shareowner value for all of our managers throughout the Navistar organization. Our managers now are equipped with practical formulas for use in evaluating proposed programs and projects to ensure they meet our financial targets.

     Navistar now is better positioned"with metrics and strategies firmly established"to achieve strong financial performance. Now, it's time to deliver.

     Navistar unveiled a five-point truck strategy in 1996 that addresses an increasingly tough competitive environment in North America and our need to alter our cost structure to deliver strong financial performance across the business cycle. The strategy comprises a series of initiatives to improve quality, productivity and product development, and to drive profitable growth. These initiatives are supported by our financial services operations and a superior distribution system"a 1,000-location strong dealer franchise organization in the United States, Canada and Mexico; a comprehensive service parts network; and an expanding used truck organization.

         <PAGE 6>

     While the performance of the truck group was not acceptable, there were a number of achievements that will drive improved financial performance.

     One initiative within the truck strategy"reducing product complexity"resulted in a combination of manufacturing efficiencies and customer benefits. In 1996, we introduced upgrades of our International and Eagle 9200 and 9400 model premium conventional trucks featuring common chassis and standardized componentry. These enhancements reduce complexity in manufacturing to create efficiencies and improve quality. For customers, significant improvements in design, styling and features were implemented to enhance driver comfort and performance. We also introduced our Diamond SPEC truck ordering process and our Diamond PLUS support package at the American Trucking Association annual meeting.

     We took steps to reduce complexity in our manufacturing operations, within the framework of our union contracts, to focus our assembly plants on efficiently producing trucks and meeting marketplace demand. We began the transfer of stripped chassis from our Springfield, Ohio plant to our AmTran facility in Conway, Arkansas. Production of the International 8200 heavy truck will cease in 1997, furthering Springfield's transition to a medium-duty only facility. We also created a joint venture to focus production of the highly complex Paystar severe service trucks. This helps our Chatham, Ontario plant focus on building the International and Eagle 9000 models.

     In new product development, we introduced the International 9100 conventional truck"built on the same platform as other 9000 series models"to deliver a combination of benefits to local and regional transportation companies. These include an improved driver environment, the effective Diamond Spec and Diamond Plus systems, and a higher residual value than comparable vehicles. Longer term, our new family of premium conventional trucks, targeted for production in 1998, will enable us to provide improved performance and enhancements.

     We also were active in bringing new bus models to market, including the International 3400 shuttle and the rear engine transit bus.

     Over the past year, we moved aggressively to expand our presence in Mexico, which represents an opportunity for growth as we meet customers' needs there and in other Latin American markets. Our investment there will allow us to meet future demand as the Mexican economy recovers, and, within a few years, to reach out to new customers in Latin America.

     Finally, we continue to address issues to improve productivity. Most significant in 1996 was the agreement reached with the Canadian Auto Workers. Under the terms of the current three-year contract, significant productivity gains are possible through changes in job classifications, work rules and training.

     In all of our initiatives, we continue to focus on offering more to our customers through our superior distribution system. The performance of our school buses, and medium- and heavy-duty trucks drove us to the top of the industry in dealer satisfaction, as Navistar was rated tops in the American Truck Dealers "Dealer Attitude Survey" for two years running. Through our new Customer Satisfaction Process, introduced in 1996, our entire dealer network is focused on delivering measurable, continuous improvements.

     In our parts operation, we continue to be the truck industry benchmark for total parts support. We target those customers who can benefit from one-stop shopping for all their needs, bumper-to-bumper. We also introduced Fleet Charge Gold to offer customers opportunities to improve the ways they manage costs. In another effort, we've invested in business systems to improve the processing of customer orders, speed delivery of parts and link electronically with both customers and suppliers.

         <PAGE 7>

     Through innovative financing offered by Navistar Financial
Corporation, we're arming our dealers with attractive and flexible financing choices for our customers. As we drive performance through our initiatives, we will not lose sight of the needs of our customers and dealers.

     As a worldwide leader in mid-range diesel engines, we have a formula for performance, combining innovative technologies with our desire to be the low-cost producer. Evidence of our leadership was illustrated by our achievements in shipping mid-range diesel engines to other original equipment manufacturers. In 1996, we shipped a record 163,200 units, which is a 6% increase from the previous year and a 25% improvement over 1994. In addition, we exceeded the 15% ROA target in 1996, but our challenge is to deliver these returns throughout the business cycle.

     To strengthen our leadership position and deliver a 15% ROA, we must stay in high gear, making continued gains in productivity, reducing costs, managing our inventories and assets, and delivering quality improvements across our entire product line. We've made significant strides in all of these areas, including a reduction in total man-hours per engine of more than 30% over the last two years.

     Over the past five years, the market response to our 7.3DI eight-cylinder engine has been extremely favorable. Since 1991, Ford, our largest OEM customer, has doubled orders for these engines for use in its full-size commercial pickup trucks. Our success with Ford, combined with sales to other OEM customers and off-highway applications, has resulted in solid growth.

     Our focus on growth in 1997 is on serving our major OEMs, continuing development of our I-6 business and meeting accelerating demand for our V-8 engines.

     To ensure that we can continue to provide customers the best technology in the industry, we opened our Competitive Intelligence Center to benchmark our engines against the competition. By conducting in-depth analysis, we can continue to reduce costs and increase the value of our engines. For example, we identified and implemented 15 cost-reduction opportunities for our six-cylinder DT 466E engines to be implemented in the 1997 model year.

     On the product development front, we continue to enhance existing technologies to add tangible, bottom-line value. This year, we applied our HEUI (hydraulically-actuated electronically-controlled unit injector) technology to lead the industry in meeting future emission standards. Using our HEUI system, we became the first diesel engine manufacturer to meet stringent government-proposed emission standards for the year 2004. We reduced smog-producing nitrogen oxide (NOx) levels without increasing particulate emissions or sacrificing fuel economy.

     In developing winning technologies, we will continue to meet our customers' ongoing, changing needs. This long-term outlook, combined with an ability to deliver a 15% ROA in any business environment, will fuel profitable growth.

     We know that strategies alone won't do the job. To create an environment in which aggressive operating strategies can flourish, employees need to work effectively both individually and in teams. And that expectation of strong performance must be supported by a work climate that encourages and rewards behavior that benefits employees, customers and shareowners.

     After gathering ideas and opinions from employees at all levels throughout the company, we have a clear picture of what is needed to build the cultural foundation Navistar requires. They've told us, we've listened, and we've set a course for change.

         <PAGE 8>

     Change begins with the senior managers of the company. The old command and control management style won't work any more. Our people want to be involved in finding solutions for the challenges they face daily, and they want to work in an environment characterized by trust and mutual respect. To prepare themselves to lead the workforce toward this new environment, senior managers themselves are learning to be more effective team members"learning to build stronger, more effective work relationships.

     This training for managers is a small part of the development that's needed to help everyone at Navistar achieve top performance. We've made continuing education a requirement, not just an option. Our focus now extends beyond personal development to helping employees see the direct link between individual and company performance, and ultimately shareowner value.

     Management employees must now take at least 40 hours of core business and skills education per year including the technical training that's required to perform many jobs. We also partnered with the United Auto Workers to introduce a program, called "Joint Focus," to educate Navistar employees at all levels and locations about business realities. An important part of this course is helping employees see what drives our stock price, and how they as individuals play a role in the company's viability. As approximately one-third of the company's common stock is held by our employees through the Supplemental Trust, this learning can help them understand how tightly their personal financial well-being is intertwined with company performance.

     Helping to pilot the change to a performance-driven culture are our top 450 leaders. We established a Leadership Council with regular meetings and communications as a means to involve all management in improving company performance. After our first leadership conference, 98% of the participants said they had gained a deeper understanding of the company's strategies, vision and direction, and an appreciation for their role in helping Navistar achieve them. These individuals are charged with forging a common understanding of Navistar's vision and strategies throughout the organization and for delivering on performance commitments. Moreover, management's progress on corporate strategies will be rewarded through their annual incentive compensation.

     Navistar people have immense pride in our company and our products. Our challenge is to create a work environment that focuses this pride on delivering results.

     International expansion adds to the growth opportunities for both our truck and engine operations. During the past year, we moved aggressively to strengthen our presence in Mexico, a market that affords significant opportunities for growth and meets our 15% ROA requirement for investment.

     In 1996, we quickly launched manufacturing capabilities, a dealer network and a service parts business in Mexico with an investment of $17 million. A contract manufacturing agreement satisfies our need for short-term production capability for the International 4700 and 4900 medium trucks and International 9200 tractors. We produced 300 trucks in 1996, and achieved a 6% market share in Mexico. We expect to produce 1,000 trucks for Mexico in 1997.

     To serve long-range market demand, Navistar's Board of Directors approved a $167 million appropriation for construction of our own manufacturing facility in Escobedo, Nuevo Leon. The 700,000 square-foot plant will start production in 1998, and will have the capacity to produce 65 units per day on one shift. Volume will be increased as demand rises with the growing strength of the Mexican economy. Increased distribution needs will be served by an additional 30 dealer outlets scheduled to open by 1999.

     Our Mexico operations also will serve as a launch point for other Latin American countries, as Mexico enjoys favorable and cost effective trade agreements with many of these countries.

         <PAGE 9>

     Beyond this strategic initiative, we continue to grow our businesses in South Africa and the Middle East. As the heavy-duty truck market leader in South Africa, we forecast steady volume and sales growth, coupled with expansion opportunities into other nations in the South Africa Customs Union. In the Middle East, we project strong sales growth as rising oil prices stimulate economic growth and increased regional trade and transportation.

     As we expand into new markets, our continuing challenge will be to focus on profitable growth and invest in opportunities that will achieve a 15% ROA.

         <PAGE 10>

FINANCIAL INFORMATION


Financial Summary ...........................................        2

Management's Discussion and Analysis of Results
  of Operations and Financial Condition .....................       11

Statement of Financial Reporting Responsibility .............       18

Independent Auditors' Report ................................       19

Financial Statements

  Statement of Income .......................................       20
  Statement of Financial Condition ..........................       21
  Statement of Cash Flow ....................................       22

Notes to Financial Statements

  1  Summary of accounting policies .........................       23
  2  Postretirement benefits ................................       26
  3  Income taxes ...........................................       29
  4  Discontinued operations ................................       31
  5  Marketable securities ..................................       32
  6  Receivables ............................................       33
  7  Inventories ............................................       34
  8  Property and equipment .................................       34
  9  Debt ...................................................       35
 10  Other liabilities ......................................       37
 11  Financial instruments ..................................       38
 12  Commitments, contingencies, restricted assets,
       concentrations and leases ............................       40
 13  Legal proceedings ......................................       41
 14  Environmental matters ..................................       41
 15  Industry segment data ..................................       42
 16  Preferred and preference stocks ........................       43
 17  Common shareowners' equity .............................       44
 18  Stock compensation plans ...............................       45
 19  Selected quarterly financial data (unaudited) ..........       46
 20  Supplemental financial information (unaudited) .........       46

Five-Year Summary of Selected Financial and Statistical Data        48

         <PAGE 11>

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Certain statements under this caption constitute forward-looking statements" under the Reform Act, which involve risks and uncertainties. Navistar International Corporation's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Business Environment."

     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "company" refers to Navistar International Corporation and its consolidated subsidiaries. The company's manufacturing operations are engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses, mid-range diesel engines and service parts in the United States and Canada. These products are also sold to distributors in selected export markets. The financial services operations of the company provide wholesale, retail and lease financing, and commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system.

     The discussion and analysis reviews the operating and financial results, and liquidity and capital resources of manufacturing operations and financial services operations. Manufacturing operations include the financial results of the financial services operations included on a one-line basis under the equity method of accounting. Financial services operations include Navistar Financial Corporation (Navistar Financial), its domestic insurance subsidiary as well as the company's foreign finance and insurance companies. See Note 1 to the Financial Statements.

RESULTS OF OPERATIONS

     The company reported net income of $65 million for 1996, or $0.49 per common share, reflecting lower sales and revenues and a one-time $35 million pretax charge for termination of its next generation truck program in the fourth quarter of 1996. Net income was $164 million, or $1.83 per common share, in 1995 and $82 million, or $0.72 per common share, in 1994. Net income in 1994 included a $20 million after-tax charge to discontinued operations related to environmental liabilities.

     The company's manufacturing operations reported income before income taxes of $22 million in 1996 compared with pretax income of $200 million in 1995 and $98 million in 1994. The 1996 operating results reflect a decline in demand for trucks as well as the charge for termination of the company's next generation truck program. The increase between 1995 and 1994 reflects higher sales of trucks and diesel engines as well as the effects of improved pricing and various cost improvement initiatives.

     The company's financial services operations, which include Navistar Financial, its domestic insurance subsidiary and the company's foreign finance and insurance subsidiaries, had income before income taxes of $83 million, $62 million and $60 million in 1996, 1995 and 1994, respectively.

     Navistar Financial's pretax income in 1996 was $81 million, a 37% increase from $59 million in 1995. The change is a result of higher income on sales of retail notes and increased volume of wholesale financing during the first nine months of 1996. The improved gains on sales resulted from higher margins on retail notes reflecting declining market interest rates prior to the date of sale. Navistar Financial's pretax income increased $4 million in 1995 from the $55 million reported in 1994. The change reflects higher income from an increased volume of wholesale financing to support the demand for trucks and improvement in Navistar Financial's interest cost over market interest rates offset by a reduction in margins on retail financing.

         <PAGE 12>

     Earnings from the foreign finance and insurance subsidiaries were $2 million, $3 million and $5 million in 1996, 1995 and 1994, respectively.

Sales and Revenues. Industry retail sales of Class 5 through 8 trucks totaled 341,200 units in 1996, a 10% decline from the 380,600 units sold in 1995 but comparable to the 339,600 units sold in 1994. Class 8 heavy truck sales totaled 195,400 units, a decline of 15% from the 228,800 units sold in 1995 and 5% from the 205,400 units sold in 1994. Industry sales of Class 5, 6 and 7 medium trucks, including school buses, totaled 145,800 units in 1996, a 4% decrease from 1995 when 151,800 units were sold, but 9% higher than the 134,200 units sold in 1994. Industry sales of school buses, which accounted for 22% of the medium truck market, increased 7% over 1995 to 32,500 units.

     Sales and revenues of $5,754 million in 1996 were 9% lower than the $6,342 million reported in 1995 but 8% higher than the $5,337 million reported in 1994. Sales of trucks, mid-range diesel engines and service parts, for 1996 totaled $5,508 million, 10% below the $6,125 million reported for 1995 and 7% over the $5,153 million reported in 1994.

     The company maintained its position as sales leader in the combined United States and Canadian Class 5 through 8 truck market in 1996 with a 27.5% market share, an increase from both the 26.7% share in 1995 and the 27.0% share in 1994. (Sources: American Automobile Manufacturer's Association, the United States Motor Vehicle Manufacturer's Association and R. L. Polk & Company.) In 1996, the company's share of the Class 8 heavy truck market declined to 17.1% from 18.4% in 1995 and 19.6% in 1994, reflecting intense competition in this market.

     Shipments of mid-range diesel engines by the company to other original equipment manufacturers during 1996 were a record 163,200 units, a 6% increase from 1995 and a 25% improvement over 1994. Higher shipments to a domestic automotive manufacturer to meet consumer demand for the light trucks and vans which use this engine was the primary reason for the increase.

     Service parts sales of $760 million in 1996 increased from the $730 million reported in 1995 and were 6% higher than the $714 million reported in 1994 as a result of dealer and national account volume growth.

     Finance and insurance revenue for 1996 was $197 million, 18% higher than the $167 million reported in 1995 primarily as a result of higher income on sales of retail notes. Revenues from financial services operations increased 10% between 1995 and 1994 primarily as a result of higher wholesale and retail financing volume.

     Other income was $49 million in 1996 unchanged from 1995. Other income increased 56% between 1995 and 1994 as a result of increased interest income from higher cash, cash equivalents and marketable securities balances.

Costs and Expenses. Manufacturing gross margin was 12.5% of sales in 1996, compared with 13.8% in 1995 and 12.8% in 1994. The decrease in gross margin is the result of lower sales volumes, more competitive pricing and the costs of terminating the next generation truck program. Factors which contributed to the change in gross margin between 1995 and 1994 included higher sales volumes and improved pricing offset by overtime costs and a provision for employee profit sharing.

     Engineering and research expense increased to $129 million in 1996 from $113 million in 1995 and $97 million in 1994 reflecting investment in new truck and engine products as well as improvements to existing products.

         <PAGE 13>

     Marketing and administrative expense was $319 million in 1996 compared with $307 million in 1995 and $265 million in 1994. The $12 million increase in the expense between 1995 and 1996 reflects investment in the implementation of the company's strategy to reduce costs and complexity in its manufacturing processes. The change between 1994 and 1995 is the result of higher sales and distribution costs, and an increase in the provision for payment to employees as provided by the company's performance incentive programs.

     Interest expense decreased slightly to $83 million in 1996 from $87 million in 1995 but was $8 million higher than the $75 million reported in 1994. The increase in this expense in 1996 and 1995 over 1994 was the result of higher debt balances required by the financial services operations to finance the increased wholesale note and account balances as well as higher interest rates in 1995.

     Finance service charges on sold receivables were $24 million in 1996, 17% lower than in 1995 but 50% higher than 1994 reflecting the pattern of truck unit sales over this period.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow is generated from the manufacture and sale of trucks, mid-range diesel engines and service parts as well as product financing and insurance coverage provided to Transportation's dealers and retail customers by the financial services operations.

     Historically, funds to finance Transportation's products are obtained from a combination of commercial paper, short- and long-term bank borrowings, medium- and long-term debt issues, sales of finance receivables and equity capital. Navistar Financial's current debt ratings have made bank borrowings and sales of finance receivables the most economic sources of cash. Insurance operations are funded through internal operations.

     Total cash, cash equivalents and marketable securities of the company amounted to $881 million at October 31, 1996, $1,040 million at October 31, 1995 and $861 million at October 31, 1994.

     Cash provided by operations during 1996 totaled $118 million, primarily from net income of $65 million, $37 million of noncash deferred income taxes and $92 million of other noncash items, principally depreciation. These amounts were partially offset by a net change in operating assets and liabilities of $76 million. Income tax expense for 1996 was $40 million, of which $3 million were cash payments to federal and certain state and local governments, while the remaining $37 million of federal and other taxes reduced the deferred tax asset.

     The net change in operating assets and liabilities of $76 million includes a $186 million decrease in receivables offset by a reduction in accounts payable of $110 million, higher inventories and a $106 million decrease in other liabilities. The change in receivables and inventories reflects lower demand for the company's products while the decline in accounts payable is a result of lower production. The change in other liabilities is the result of the payment to employees as required by the company's profit sharing agreements.

     Investment programs included a net decrease in marketable securities, as sales of securities exceeded purchases by $167 million. During 1996, the purchase of $1,108 million of retail notes and lease receivables was funded with $982 million in proceeds from the sale of receivables and principal collections of $125 million. Other investment activities used $73 million for an increase in property and equipment leased to others and $117 million to fund capital expenditures for truck product improvements, to increase mid-range diesel engine capacity and for programs to improve cost performance.
         <PAGE 14>

     Financing activities used cash to pay $29 million in dividends on the Series G Preferred shares and $136 million for principal payments on long-term debt offset by an $81 million increase in notes and debt outstanding under the bank revolving credit facility and asset-backed and other commercial paper programs.

     During 1996, Navistar Financial supplied 94% of the wholesale financing of new trucks sold to Transportation's dealers compared with 93% in 1995 and 1994. Navistar Financial's share of the retail financing of new trucks sold in the United States increased to 16% in 1996 compared with 14% in 1995 and 15% in 1994.

     The sale of finance receivables is a significant source of funding for the financial services operations. During 1996 and 1995, Navistar Financial sold $985 million and $740 million respectively, of retail notes through Navistar Finance Retail Receivables Corporation (NFRRC), a wholly owned subsidiary. In both years, the net proceeds were used for general working capital purposes.

     NFRRC has filed registration statements with the Securities and Exchange Commission which provide for the issuance of up to $5,000 million of asset-backed securities. At October 31, 1996, the remaining shelf registration available to NFRRC for issuance of asset-backed securities was $2,445 million. See Note 9 to the Financial Statements.

     Navistar Financial has a $925 million bank revolving credit facility, and a $400 million asset-backed commercial paper program supported by a bank liquidity facility which mature in March 2001. Navistar Financial also utilizes a $500 million revolving wholesale note sales trust that provides for the continuous sale of eligible wholesale notes on a daily basis. The sales trusts are comprised of three $100 million tranches of investor certificates maturing serially from 1997 to 1999 and a $200 million tranche maturing in 2004.

     The company finances capital expenditures principally through internally generated cash. Capital leasing is used to fund selected projects based on economic and operating factors. The company had outstanding capital commitments of $38 million at October 31, 1996 which consist of truck and engine development and ongoing facility maintenance programs. In November 1996, the company announced plans to spend $167 million, over the next 2 years, to construct a new truck assembly facility in Mexico.

     At October 31, 1996, the Canadian operating subsidiary was subject to maximum recourse of $164 million on retail contracts and $9 million on retail leases financed by a third party. In addition, the company is contingently liable for $45 million for various guarantees and buyback programs. Based on historic trends; however, the company's exposure is not considered material.

     The Canadian operating subsidiary and certain financial services subsidiaries had $260 million of assets which were restricted as to distribution to Transportation in the form of dividends, or loans and advances at October 31, 1996. The company and Transportation are obligated under certain agreements to maintain Navistar Financial's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1996.

         <PAGE 15>

     It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow will provide a basis of financing operating requirements, capital expenditures and anticipated payments of preferred dividends. Management also believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of the company's dealers and customers.

ENVIRONMENTAL MATTERS

     As disclosed in Notes 4 and 14 to the Financial Statements, Transportation recorded a $20 million charge in 1994, net of $13 million of income taxes, as a loss of discontinued operations for environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. (Solar). The $33 million pretax charge consisted of an $11 million payment to be made to the Economic Development Administration and a $22 million charge for potential cleanup costs for these sites.

     In addition, the company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law commonly known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company believes that, based on these calculations, its share of the potential costs for the cleanup of each site, other than the Wisconsin Steel and Solar sites, will not have a material effect on the company's financial results. The company reviews its accruals on a regular basis.

DERIVATIVE FINANCIAL INSTRUMENTS

     As disclosed in Notes 1 and 11 to the Financial Statements, the company uses derivative financial instruments to transfer or reduce the risks of foreign exchange and interest rate volatility, and potentially increase the return on invested funds. Company policy does not allow the use of derivatives for speculative purposes.

     The company's manufacturing operations, as conditions warrant, hedge foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from sales of manufactured products in other countries. Contracted purchases of commodities for manufacturing may be hedged up to one year. The manufacturing operations had no foreign exchange exposure at October 31, 1996.

     Navistar Financial uses interest rate caps, interest rate swaps and forward interest rate contracts when needed to convert floating rate funds to fixed and vice versa to match its asset portfolio. Navistar Financial also uses forward interest rate contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail notes. Between August and October 1996, Navistar Financial entered into $400 million of forward interest rate lock agreements which were closed in conjunction with the pricing of the sale of $487 million of retail receivables in November 1996. The unrecognized loss on the agreements at October 31, 1996, which was not material, was included in the gain recognized on the sale of receivables.

     Both manufacturing operations and Navistar Financial purchase collateralized mortgage obligations that have relatively stable cash flow patterns in relation to interest rate changes.

         <PAGE 16>

PENDING ACCOUNTING STANDARDS

     The company has elected to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in fiscal 1997. This statement allows for, and the company intends to, retain the current method of accounting for employee stock-based compensation arrangements with certain additional disclosures. Accordingly, adoption of this standard will have no effect on the company's net income or financial position.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which the company must adopt for all applicable transactions occurring after December 31, 1996. The standard is not expected to have a material effect on the company's net income or financial position.

INCOME TAXES

     The Statement of Financial Condition at October 31, 1996 and 1995 includes a deferred tax asset of $1,030 million and $1,087 million, respectively, net of a valuation allowance of $309 million and $307 million, respectively, related to future tax benefits. The deferred tax assets are net of valuation allowances since it is more likely than not that some portion of the deferred tax asset may not be realized in the future.

     The deferred tax asset includes the tax benefits associated with cumulative tax losses of $1,987 million and temporary differences, which represent the cumulative expense of $1,507 million recorded in the Statement of Income that has not been deducted on the company's tax returns. The valuation allowance at October 31, 1996, assumes that it is more likely than not that approximately $815 million of cumulative tax losses will not be realized before their expiration date. Realization of the net deferred tax asset is dependent on the generation of approximately $2,700 million of future taxable income, of which an average of approximately $90 million would need to be generated annually for the 13-year period 1997 through 2009. The remaining taxable income, which represents the realization of tax benefits associated with temporary differences, does not need to be generated until subsequent to 2009. See
Note 3 to the Financial Statements.

     Extensive analysis is performed to determine the amount of the deferred tax asset. Such analysis is based on the premise that the company is and will continue to be a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company using a number of alternatives to evaluate financial results in economic cycles at various industry volume conditions. Other factors considered are the company's 16-consecutive-year leadership in the combined market share of Class 5 through 8 trucks and recognition as a worldwide leading producer of mid-range diesel engines. The projected availability of taxable income to realize the tax benefit from net operating loss carryforwards and the reversal of temporary differences before expiration of these benefits are also considered. Management believes that, with the combination of available tax planning strategies and the maintenance of significant market share, earnings are achievable in order to realize the net deferred tax asset of $1,030 million.

         <PAGE 17>

     Reconciliation of the company's United States income before income taxes for financial statement purposes to taxable income for the years ended October 31 is as follows:

Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Income of continuing operations
  before income taxes .............     $   105     $   262     $   158
Exclusion of (income) loss
  of foreign subsidiaries .........           3         (11)        (13)
Loss of discontinued operations
  before income taxes .............           -           -         (33)
      State income taxes ..........          (2)         (2)         (2)
      Temporary differences .......         (69)         69          24
Other .............................           -          (4)          2
                                        -------     -------     -------
Taxable income ....................     $    37     $   314     $   136
                                        -------     -------     -------

BUSINESS ENVIRONMENT

     Sales of Class 5 through 8 trucks are cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Although the general economy remained stable in 1996, demand for new trucks declined. This change reflected over capacity in the trucking industry as well as uncertainty over the future growth of the economy, causing freight carriers to scale back plans for modernizing and expanding their truck fleets. As a result, the Class 5 through 8 truck market experienced a significant decline in the rate of new truck orders. The decline in the number of new orders has reduced the company's order backlog to 20,900 units at October 31, 1996 from 47,100 units at October 31, 1995. Accordingly, retail deliveries in 1997 will be highly dependent on the rate at which new truck orders are received. The company will evaluate order receipts and backlog throughout the year and will balance production with demand as appropriate.

     The company currently projects 1997 United States and Canadian Class 8 heavy truck demand to be 170,000 units, a 13% decrease from 1996. Class 5, 6 and 7 medium truck demand, excluding school buses, is forecast at 112,000 units, unchanged from 1996. Demand for school buses is expected to decline slightly in 1997 to 31,500 units. Mid-range diesel engine shipments by the company to original equipment manufacturers in 1997 are expected to be 176,500 units, 8% higher than in 1996. The company's service parts sales are projected to grow 6% to $809 million.

        <PAGE 18>

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



John R. Horne
Chairman, President and
Chief Executive Officer



Robert C. Lannert
Executive Vice President
and Chief Financial Officer

         <PAGE 19>
INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 1996 and 1995, and the related Statements of Income and Cash Flow for each of the three years in the period ended October 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1996 and 1995, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
December 16, 1996
Chicago, Illinois
         <PAGE 20>

STATEMENT OF INCOME

                                                    Navistar International Corporation
                                                      and Consolidated Subsidiaries
                                                    ----------------------------------
For the Years Ended October 31
(Millions of dollars, except per share data)          1996          1995         1994
--------------------------------------------------------------------------------------
Sales and revenues
Sales of manufactured products ...............      $  5,508     $  6,125     $  5,153
Finance and insurance revenue ................           197          167          152
Other income .................................            49           50           32
                                                    --------     --------     --------
  Total sales and revenues ...................         5,754        6,342        5,337
                                                    --------     --------     --------
Costs and expenses
Cost of products and services sold ...........         4,827        5,288        4,496
Postretirement benefits ......................           220          206          176
Engineering and research expense .............           129          113           97
Marketing and administrative expense .........           319          307          265
Interest expense .............................            83           87           75
Financing charges on sold receivables ........            24           29           16
Insurance claims and underwriting expense ....            47           50           54
                                                    --------     --------     --------
  Total costs and expenses ...................         5,649        6,080        5,179
                                                    --------     --------     --------

    Income before income taxes ...............           105          262          158

    Income tax expense .......................            40           98           56
                                                    --------     --------     --------

Income of continuing operations ..............            65          164          102
Loss of discontinued operations ..............             -            -           20
                                                    --------     --------     --------

Net income ...................................            65          164           82

Less dividends on Series G preferred stock ...            29           29           29
                                                    --------     --------     --------

Net income applicable to common stock ........      $     36     $    135     $     53
                                                    ========     ========     ========
--------------------------------------------------------------------------------------
Income (loss) per common share
  Continuing operations ......................      $    .49     $   1.83     $    .99
  Discontinued operations ....................             -            -         (.27)
                                                    --------     --------     --------

Net income per common share ..................      $    .49     $   1.83     $    .72
                                                    ========     ========     ========

Average number of common and dilutive common
  equivalent shares outstanding (millions) ...          73.8         74.3         74.6




--------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 21>

STATEMENT OF FINANCIAL CONDITION

                                                 Navistar International Corporation
                                                   and Consolidated Subsidiaries
                                                 ----------------------------------

As of October 31 (Millions of dollars)                   1996                1995
-----------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents ..........................   $    487            $    485
Marketable securities ..............................        394                 555
                                                       --------             -------
                                                            881               1,040
Receivables, net ...................................      1,655               1,854
Inventories ........................................        463                 416
Property and equipment, net ........................        770                 683
Investments and other assets .......................        213                 202
Intangible pension assets ..........................        314                 284
Deferred tax asset, net ............................      1,030               1,087
                                                       --------            --------
Total assets .......................................   $  5,326            $  5,566
                                                       ========            ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Accounts payable, principally trade ................   $    820            $    933
Debt:
  Manufacturing operations .........................        115                 127
  Financial services operations ....................      1,305               1,330
Postretirement benefits liability ..................      1,351               1,341
Other liabilities ..................................        819                 965
                                                       --------            --------
    Total liabilities ..............................      4,410               4,696
                                                       --------            --------
Commitments and contingencies

Shareowners' equity
Series G convertible preferred stock
  (liquidation preference $240 million) ............        240                 240
Series D convertible junior preference stock
  (liquidation preference $4 million) ..............          4                   4
Common stock (51.0 million and 50.9 million shares
  issued)...........................................      1,642               1,641
Class B Common stock (24.3 million shares issued) ..        491                 491
Retained earnings (deficit) - balance accumulated
  after the deficit reclassification as of
  October 31, 1987 .................................     (1,431)             (1,478)
Common stock held in treasury, at cost
  (1.6 million and 1.4 million shares held) .........       (30)                (28)
                                                       --------            --------
    Total shareowners' equity ......................        916                 870
                                                       --------            --------
Total liabilities and shareowners' equity ..........   $  5,326            $  5,566
                                                       ========            ========


-----------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 22>

STATEMENT OF CASH FLOW

                                                    Navistar International Corporation
                                                      and Consolidated Subsidiaries
                                                    ----------------------------------
For the Years Ended October 31
(Millions of dollars)                                 1996         1995         1994
--------------------------------------------------------------------------------------
Cash flow from operations
Net income ......................................   $     65     $    164     $     82
Adjustments to reconcile net income to cash
  provided by operations:
    Depreciation and amortization ...............        101           81           72
    Deferred income taxes .......................         37           89           51
    Additional pension funding ..................          -          (72)           -
    Provision for loss of discontinued operations          -            -           20
    Other, net ..................................         (9)          (4)         (26)
Change in operating assets and liabilities:
    Receivables .................................        186          (91)        (173)
    Inventories .................................        (47)          35          (19)
    Prepaid and other current assets ............          1           10           (4)
    Accounts payable ............................       (110)          63           99
    Other liabilities ...........................       (106)         142           52
                                                    --------     --------     --------
  Cash provided by operations ...................        118          417          154
                                                    --------     --------     --------
Cash flow from investment programs
Purchase of retail notes and lease receivables ..     (1,108)      (1,099)        (916)
Collections/sales of retail notes
  and lease receivables .........................      1,107          850        1,176
Purchase of marketable securities ...............       (585)        (722)        (710)
Sales or maturities of marketable securities ....        752          480          621
Proceeds from property sold under sale/leaseback.          7            -           87
Capital expenditures ............................       (117)        (139)         (87)
Property and equipment leased to others .........        (73)         (19)          (5)
Other investment programs, net ..................        (15)           8           36
                                                    --------     --------     --------
  Cash provided by (used in) investment programs.        (32)        (641)         202
                                                    --------     --------     --------
Cash flow from financing activities
Principal payments on debt ......................       (136)        (121)        (222)
Issuance of debt ................................          -            -          100
Net increase (decrease)in notes and debt
  outstanding under bank revolving credit
  facility and asset-backed and other
  commercial paper programs .....................         81          312          (28)
Dividends paid ..................................        (29)         (29)         (58)
Repurchase of Class B Common stock ..............          -          (10)         (12)
                                                    --------     --------     --------
  Cash provided by (used in) financing activities        (84)         152         (220)
                                                    --------     --------     --------
Cash and cash equivalents
  Increase (decrease) during the year ...........          2          (72)         136
  At beginning of the year ......................        485          557          421
                                                    --------     --------     --------
Cash and cash equivalents at end of the year ....   $    487     $    485     $    557
                                                    ========     ========     ========

--------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 23>

                       NOTES TO FINANCIAL STATEMENTS
                FOR THE THREE YEARS ENDED OCTOBER 31, 1996


1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

  Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). As used hereafter, "company" refers to Navistar International Corporation and its consolidated subsidiaries. The consolidated financial statements include the results of Transportation's manufacturing operations and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing and financial services operations have been eliminated to arrive at the consolidated totals.

     Transportation operates in two principal industry segments: manufacturing and financial services. Manufacturing operations are responsible for the manufacture and marketing of medium and heavy trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in selected export markets. Based on assets and revenues, manufacturing operations represent the majority of Transportation's business activities. The financial services operations consist of Navistar Financial Corporation (Navistar Financial), its domestic insurance subsidiary and the company's foreign finance and insurance subsidiaries. Navistar Financial's primary business is the retail and wholesale financing of products sold by the manufacturing operations and its dealers within the United States and the providing of commercial physical damage and liability insurance to the manufacturing operations' dealers and retail customers and to the general public through an independent insurance agency system.

     The distinction between current and long-term assets and liabilities in the Statement of Financial Condition is not meaningful when finance, insurance and manufacturing operations are combined; therefore, the company has adopted an unclassified presentation. Certain 1995 and 1994 amounts have been reclassified to conform with the presentation used in the 1996 financial statements.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     Manufacturing operations recognize shipments of new trucks and service parts to independent dealers and retail customers as sales. Price allowances, expected in the normal course of business, and the cost of special incentive programs are recorded at the time of sale. Engine sales are recognized at the time of shipment to original equipment manufacturers. An allowance for losses on receivables is maintained at an amount that management considers appropriate in relation to the outstanding receivables portfolio and it is charged when receivables are determined to be uncollectible.

         <PAGE 24>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

     Financial services operations recognize finance charges on retail notes and finance leases as income over the term of the receivables on the accrual basis utilizing the interest method. Interest due from interest bearing notes and accounts is recognized on the accrual basis. Operating lease revenues are recognized on a straight-line basis over the life of the lease. Selected receivables are sold and securitized to public and private investors with limited recourse. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. Financial services operations continue to service the sold receivables and receive a fee for such services from the investor. An allowance for losses is maintained at a level deemed appropriate based on loss experience and other factors and it is charged when receivables are determined to be uncollectible.

     Insurance premiums are earned on a prorata basis over the terms of the policies. Underwriting losses and outstanding loss reserve balances are based on individual case estimates of the ultimate cost of settlement, including actual losses, and determinations of amounts required for losses incurred but not reported.

Cash and Cash Equivalents

     All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, United States government securities and floating rate notes, are classified as cash equivalents in the Statement of Financial Condition and Statement of Cash Flow.

Marketable Securities

     Marketable securities are classified as available-for-sale securities and are reported at fair value.

Inventories

     Inventories are valued at the lower of average cost or market.

Property and Other Long-Lived Assets

     Significant expenditures for replacement of equipment, tooling and pattern equipment, and major rebuilding of machine tools are capitalized. Depreciation and amortization are generally provided on the straight-line basis over the estimated useful lives of the assets, which average 35 years for buildings and improvements and 8 years for machinery and equipment. Gains and losses on property disposals are included in other income and expense. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

         <PAGE 25>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Engineering and Research Expense

     Engineering and research expense, which includes research and development expenses and routine ongoing costs associated with improving existing products and manufacturing processes totaled $129 million, $113 million and $97 million in 1996, 1995 and 1994, respectively. Research and development expenses, which included activities for the introduction of new truck and diesel engine products and major improvements to existing products and processes, totaled $101 million, $91 million and $88 million in 1996, 1995 and 1994, respectively.

Product Related Costs

     The company accrues warranty expense at the time of end product sale. Product liability expense is accrued based on the estimate of total future payments to settle product liability claims.

Derivative Financial Instruments

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds. Navistar Financial, a wholly owned subsidiary of Transportation, uses a variety of contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail notes. All derivatives are held for purposes other than trading, and company policy does not allow the use of derivatives for speculative purposes. Gains and losses on hedges of existing assets or liabilities, firm commitments or anticipated transactions are included in the carrying amounts of the related asset or liability and recognized in income when the hedged event occurs. Gains or losses related to qualifying hedges of anticipated sales of receivables are deferred and are recognized in income when the receivables are sold.

Pending Accounting Standards

     The company has elected to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in fiscal 1997. This statement allows for, and the company intends to, retain the current method of accounting for employee stock-based compensation arrangements with certain additional disclosures. Accordingly, adoption of this standard will have no effect on the company's net income or financial position.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which the company must adopt for all applicable transactions occurring after December 31, 1996. The standard is not expected to have a material effect on the company's net income or financial position.

         <PAGE 26>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   POSTRETIREMENT BENEFITS

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


Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Pension expense ...................     $   160     $   110     $   108
Health/life insurance .............          60          70          64
Profit sharing provision to Trust .           -          26           4
                                        -------     -------     -------
Total postretirement
  benefits expense ................     $   220     $   206     $   176
                                        =======     =======     =======

     In the Statement of Financial Condition, the postretirement benefits liability of $1,351 million in 1996 and $1,341 million in 1995 includes $607 million and $587 million, respectively, for pension and $744 million and $754 million, respectively, for postretirement health care and life insurance benefits.

Pension Benefits

     Generally, the pension plans are noncontributory with benefits related to an employee's length of service and compensation rate. The company's policy is to fund its pension plans in accordance with applicable United States and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the vested accumulated benefit obligation. The pension plans vary in the extent to which they are funded, but for plan years which ended during the current year, all legal funding requirements have been met. Plan assets are invested primarily in dedicated portfolios of long-term fixed income securities with more recent contributions invested in equity securities.

Pension Expense

     Net pension expense included in the Statement of Income is composed of the following:

Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Service cost for benefits
  earned during the period ........     $    34     $    24     $    34
Interest on projected
  benefit obligation ..............         231         232         211
Net amortization costs and other ..         104          57          50
Less expected return on assets ....        (209)       (203)       (187)
                                        -------     -------     -------
Net pension expense ...............     $   160     $   110     $   108
                                        =======     =======     =======

Actual return on assets  ..........     $   188     $   398     $  (127)
                                        =======     =======     =======

         <PAGE 27>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Pension Expense (continued)

     "Amortization costs" shown in the above table include amortization of cumulative gains and losses over the expected remaining service life of employees, amortization of the initial transition liability over 15 years and amortization of plan amendments, recognized over the remaining service life of employees, except for those plan amendments arising from negotiated labor contracts, which are amortized over the length of the contract.

Pension Assets and Liabilities

     Included in the Statement of Financial Condition is the minimum pension liability for certain unfunded pension plans. The adjustment for the minimum pension liability in the amounts of $623 million and $628 million are offset by intangible pension assets of $314 million and $284 million and accumulated reductions in shareowners' equity of $206 million and $220 million at October 31, 1996 and October 31, 1995, respectively. The changes in shareowners' equity are net of deferred income taxes of $103 million at October 31, 1996 and $124 million at October 31, 1995.
The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.

     The funded status of the company's plans as of October 31, 1996 and 1995 and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                                Plans in Which        Plans in Which
                                 Assets Exceed     Accumulated Benefits
                             Accumulated Benefits      Exceed Assets
                            ---------------------  --------------------
Millions of dollars            1996       1995        1996       1995
-----------------------------------------------------------------------
Actuarial present value of:
  Vested benefits .........  $    (59)  $    (51)    $(2,672)  $ (2,612)
  Nonvested benefits ......        (7)        (5)       (270)      (270)
                             --------   --------    --------   --------
    Accumulated benefit
      obligation ..........       (66)       (56)     (2,942)    (2,882)
Effect of projected future
  compensation levels .....        (3)        (4)        (23)       (27)
                             --------   --------    --------   --------
Projected benefit
  obligation ..............       (69)       (60)     (2,965)    (2,909)
Plan assets at fair value .        91         87       2,336      2,295
                             --------   --------    --------   --------
Funded status at October 31        22         27        (629)      (614)
Unamortized pension costs:
  Net losses ..............        11          9         332        372
  Prior service costs .....         6          1         113         50
  (Asset) liability
    at date of transition .        (1)        (1)        200        233
Adjustment for the minimum
  liability ...............         -          -        (623)      (628)
                             --------   --------    --------   --------
Net asset (liability) .....  $     38   $     36    $   (607)  $   (587)
                             ========   ========    ========   ========

         <PAGE 28>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities (continued)

     The weighted average rate assumptions used in determining pension costs and the projected benefit obligation were:

                                         1996        1995        1994
----------------------------------------------------------------------
Discount rate used to
  determine present value
  of projected benefit obligation
  at end of year  ................        8.1%        7.8%        9.3%
Expected long-term rate of
  return on plan assets
  for the year ...................        9.0%        9.9%        8.1%
Expected rate of increase
  in future compensation levels ..        3.5%        3.5%        3.5%

Other Postretirement Benefits

     In addition to providing pension benefits, the company provides health care and life insurance for a majority of its retired employees, spouses and certain dependents in the United States and Canada.

     In 1993, a trust was established to provide a vehicle for funding the health care liability through company contributions and retiree premiums. The funds in this trust are invested primarily in equity securities. The company is required to make a prefunding contribution of $200 million to the trust on or prior to June 30, 1998.

     The components of expense for other postretirement benefits included in the Statement of Income are as follows:

Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Service cost for benefits
  earned during the year .........      $    14     $    10     $    10
Interest cost on the
  accumulated benefit obligation
  and other .......................          84          90          81
Less expected return on assets ....         (38)        (30)        (27)
                                        -------     -------     -------
Net other postretirement
  benefits expense ...............      $    60     $    70     $    64
                                        =======     =======     =======

Actual return on assets ..........      $    46     $    65     $    12
                                        =======     =======     =======

     The funded status of other postretirement benefits as of October 31 is as follows:

Millions of dollars                                 1996        1995
---------------------------------------------------------------------
Accumulated other postretirement
  benefit obligation (APBO):
    Retirees and their dependents .               $  (773)    $  (729)
Active employees eligible
  to retire .......................                  (244)       (201)
Other active participants .........                  (208)       (227)
                                                  -------     -------
Total APBO ........................                (1,225)     (1,157)
Plan assets at fair value .........                   401         364
                                                  -------     -------
APBO in excess of plan assets .....                  (824)       (793)
Unamortized prior service cost ....                    (6)          -
Unrecognized net loss .............                    86          39
                                                  -------     -------
Net liability .....................               $  (744)    $  (754)
                                                  =======     =======

         <PAGE 29>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits (continued)

     The weighted average expected return on plan assets was 10.5% for 1996, 10% for 1995 and 9% for 1994. The weighted average of discount rates used to determine the accumulated other postretirement benefit obligation was 8.2% and 7.8% at October 31, 1996 and 1995, respectively. For 1997, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 8.2%. The rate is projected to decrease to 5.0% by the year 2004 and remain at that level each year thereafter. If the cost trend rate assumptions were increased by one percentage point for each year, the accumulated postretirement benefit obligation would increase by approximately $117 million and the associated expense recognized for the year ended October 31, 1996 would increase by an estimated $8 million.

3.   INCOME TAXES

     The domestic and foreign components of income (loss) from continuing operations before income taxes consist of the following:


Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Domestic .........................      $   108     $   251     $   145
Foreign ..........................           (3)         11          13
                                        -------     -------     -------
Total income before income taxes .      $   105     $   262     $   158
                                        =======     =======     =======

     Taxes on income of continuing operations are analyzed by categories as follows:

Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Current:
  Federal ........................      $     1     $     7     $     3
  State and local ..............              2           2           2
                                        -------     -------     -------

    Total current expense ........            3           9           5
                                        -------     -------     -------

Deferred:
  Federal ........................           32          77          44
  State and local ..............              5          12           7
    Total deferred expense .......           37          89          51
                                        -------     -------     -------

Total income tax expense
  of continuing operations .......      $    40     $    98     $    56
                                        =======     =======     =======


     The deferred tax expense does not represent cash payment of income taxes and was primarily generated by the utilization of net operating loss (NOL) carryforwards and the increase of temporary differences, and will not require future cash payments. Consolidated tax payments made during 1996, 1995 and 1994 were $3 million, $9 million and $5 million, respectively.

         <PAGE 30>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


3.   INCOME TAXES   (continued)

     The relationship of the tax expense to the income of continuing operations for 1996, 1995 and 1994 differs from the U.S. statutory rate (35%) because of state income taxes and the benefit of NOLs in foreign countries. The effective tax rates on the income of continuing operations for the years 1996, 1995 and 1994 were 38.1%, 37.4% and 35.4%, respectively.

     Undistributed earnings of foreign subsidiaries were $30 million and $28 million at October 31, 1996 and 1995, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation and U.S. tax would be substantially offset by utilization of NOL carryforwards.

     Taxpaying entities of the company offset all deferred tax assets and liabilities within each tax jurisdiction and present them in a single amount in the Statement of Financial Condition. The components of the deferred tax asset (liability) at October 31 are as follows:


Millions of dollars                                 1996        1995
---------------------------------------------------------------------
United States
-------------
Deferred tax assets:
Net operating loss carryforwards .                $   753     $   768
Alternative minimum tax ..........                     11          10
Product liability ................                     57          60
Warranty .........................                     43          42
Other liabilities ................                    143         170
Postretirement benefits ..........                    363         390
                                                  -------     -------
Total deferred tax assets ........                  1,370       1,440
                                                  -------     -------

Deferred tax liabilities:
Prepaid pension assets ...........                    (12)        (23)
Depreciation .....................                    (40)        (42)
                                                  -------     -------
Total deferred tax liabilities ....                   (52)        (65)
                                                  -------     -------
Total deferred tax asset .........                  1,318       1,375
Less valuation allowance .........                   (288)       (288)
                                                  -------     -------
Net deferred tax asset ...........                $ 1,030     $ 1,087
                                                  =======     =======

Foreign
-------
Deferred tax assets:
Net operating loss carryforwards .                $     2     $     -
Postretirement benefits ..........                     19          19
                                                  -------     -------
Total deferred tax assets ........                     21          19
Less valuation allowance .........                    (21)        (19)
                                                  -------     -------
Net deferred tax assets ..........                      -           -
Deferred tax liabilities
  --prepaid pension assets .......                    (16)        (16)
                                                  -------     -------
Net deferred tax liabilities .....                $   (16)    $   (16)
                                                  =======     =======

         <PAGE 31>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


3.   INCOME TAXES (continued)

     A valuation allowance has been provided for those NOL carryforwards and temporary differences which are estimated to expire before they are utilized. Because the foreign tax carryforward period is relatively short, a full allowance has been provided against the total deferred tax assets. The valuation allowance increased $2 million during 1996 resulting from tax benefits associated with foreign NOLs.

     At October 31, 1996, the company had $1,982 million of domestic and $5 million of foreign NOL carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire as follows, in millions of dollars:

                   1998 ..................   $      202
                   1999 ..................           29
                   2000 ..................          300
                   2001 ..................          143
                   2002 ..................           47
                   2004 ..................          238
                   2005 ..................            7
                   2006 through 2009 .....        1,021
                                             ----------
                   Total .................   $    1,987
                                             ==========


     Additionally, the reversal of net temporary differences of $1,507 million as of October 31, 1996 will create net tax deductions which, if not utilized previously, will expire subsequent to 2009.

4.   DISCONTINUED OPERATIONS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations for environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. The $33 million pretax charge, which included an $11 million settlement for various environmental related commercial issues and a $22 million charge for cleanup costs for these sites, was included in Other Liabilities. See also Note 14.

         <PAGE 32>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


5.   MARKETABLE SECURITIES

     The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

     Information related to the company's marketable securities at October 31 is as follows:
                                1996                     1995
                         -------------------     --------------------
                         Amortized     Fair      Amortized     Fair
Millions of dollars        Cost        Value       Cost        Value
---------------------------------------------------------------------
Corporate securities .    $  127      $  126       $   56      $   56
U.S. government
  securities .........       152         152          411         413
Mortgage and asset
  backed securities           94          94           65          66
Foreign government
  securities .........         5           5            9           9
                          ------      ------       ------      ------
  Total debt securities      378         377          541         544
Equity securities ....        14          17           10          11
                          ------      ------       ------      ------
Total marketable
  securities .........    $  392      $  394       $  551      $  555
                          ======      ======       ======      ======

     Gross unrealized gains and losses on marketable securities at October 31, 1996 and 1995 are not material.

     Contractual maturities of marketable debt securities at October 31 are as follows:
                                1996                    1995
                         -------------------     --------------------
                         Amortized     Fair      Amortized     Fair
Millions of dollars        Cost        Value       Cost        Value
---------------------------------------------------------------------
Due in one year or less   $   46      $   46       $  120      $  120
Due after one year
  through five years .       208         208          318         320
Due after five years
  through ten years ..        24          23           27          27
Due after ten years ..         6           6           11          11
                          ------      ------       ------      ------
                             284         283          476         478
Mortgage and asset-
  backed securities           94          94           65          66
                          ------      ------       ------      ------

Total debt
  securities .........    $  378      $  377       $  541      $  544
                          ======      ======       ======      ======

     Proceeds from sales or maturities of investments in securities were $752 million during 1996 and $480 million during 1995. Gross gains and losses realized on such sales or maturities were not material for each of the two years. Shareowners' equity includes an unrealized holding gain of $1 million, net of income taxes, at October 31, 1996 and $3 million, net
of income taxes, at October 31, 1995.    At October 31, 1996 and 1995, a
domestic insurance subsidiary had $17 million and $23 million, respectively, of marketable securities on deposit with various state departments of insurance or otherwise not available. These securities are included in total marketable securities balances at October 31, 1996 and 1995.

         <PAGE 33>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


6.  RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                                 1996        1995
---------------------------------------------------------------------
Accounts receivable ..............                $   560     $   588
Retail notes and lease financing .                    733         747
Wholesale notes ..................                    101         268
Amounts due from sales
  of receivables .................                    264         248
Reinsurance balance receivables ..                     28          31
Allowance for losses .............                    (31)        (28)
                                                  -------     -------

    Total receivables, net .......                $ 1,655     $ 1,854
                                                  =======     =======

     Navistar Financial purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from Transportation's operations in the United States.

     A portion of Navistar Financial's funding for retail and wholesale notes comes from sales of receivables by Navistar Financial to third parties with limited recourse. Proceeds from sales of retail notes receivable, net of underwriting costs, were $982 million in 1996, $727 million in 1995 and $995 million in 1994. Uncollected sold retail and wholesale receivable balances totaled $1,866 million and $1,673 million as of October 31, 1996 and 1995, respectively.

     Contractual maturities of accounts receivable, retail notes and lease financing and wholesale notes, including unearned finance income, at October 31, 1996 were: 1997 - $860 million, 1998 - $243 million, 1999 -
$186 million, 2000 - $142 million, 2001 - $76 million, and 2002 and thereafter - $14 million. Unearned finance income totaled $127 million at October 31, 1996.

         <PAGE 34>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


7.  INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                                 1996        1995
---------------------------------------------------------------------
Finished products ................                $   242    $    167
Work in process ..................                     97          91
Raw materials and supplies .......                    124         158
                                                  -------     -------

Total inventories ................                $   463     $   416
                                                  =======     =======

8.  PROPERTY AND EQUIPMENT

     At October 31, property and equipment includes the following:

Millions of dollars                                 1996        1995
---------------------------------------------------------------------
Land .............................                $    12     $    11
                                                  -------     -------

Buildings, machinery
  and equipment at cost:
    Plants ........................                 1,299       1,223
    Distribution ..................                    79          75
    Other .........................                   222         138
                                                  -------     -------

         Subtotal .................                 1,600       1,436
                                                  -------     -------

    Total property ................                 1,612       1,447
    Less accumulated depreciation
      and amortization ............                  (842)       (764)
                                                  -------     -------

        Total property
          and equipment, net ......               $   770     $   683
                                                  =======     =======

     Total property includes property under capitalized lease obligations of $25 million at October 31, 1996 and $24 million at October 31, 1995. In addition, total property includes vehicles under operating leases to third parties of $116 million at October 31, 1996 and $49 million at October 31, 1995.

         <PAGE 35>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


9.  DEBT

Millions of dollars                                 1996        1995
---------------------------------------------------------------------
Manufacturing operations
  Notes payable
    and current maturities
    of long-term debt ............                $    14     $    10
                                                  -------     -------
  6 1/4% Sinking Fund Debentures,
    due 1998 .....................                      3           6
  9% Sinking Fund Debentures,
    due 2004 .....................                     53          60
  8% Secured Note,
    due 2002 secured by plant assets                   26          31
  Capitalized leases and other ...                     19          20
                                                  -------     -------
      Total long-term debt .......                    101         117
                                                  -------     -------
Manufacturing operations debt ....                    115         127
                                                  -------     -------

Financial services operations
  Commercial paper ...............                     99          50
  Current maturities
     of long-term debt ...........                      -         118
                                                  -------     -------
      Total short-term debt ......                     99         168
                                                  -------     -------

  Asset-backed commercial
    paper program, variable rate,
    due March 2001 ...............                    402         302
  Bank revolver, variable rate,
     due March 2001 ..............                    704         760
                                                  -------     -------
      Total senior debt ..........                  1,106       1,062
                                                  -------     -------

  Subordinated Term Debt
    - Senior notes, 8 7/8%,
      due November 1998 ..........                    100         100
                                                  -------     -------
      Total long-term debt .......                  1,206       1,162
                                                  -------     -------

Financial services
  operations debt ................                  1,305       1,330
                                                  -------     -------

Total debt .......................                $ 1,420     $ 1,457
                                                  =======     =======


     Consolidated interest payments were $83 million, $82 million and $76 million in 1996, 1995 and 1994, respectively.

     Navistar Financial issues commercial paper with varying terms and has short-term borrowings with various banks on a noncommitted basis.
Compensating cash balances and commitment fees are not required under these borrowings.

         <PAGE 36>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


9.  DEBT (continued)

     The aggregate annual maturities and sinking fund requirements for debt for the years ended October 31 are as follows:
                                                     Financial
                                     Manufacturing    Services
Millions of dollars                    Operations    Operations    Total
-------------------------------------------------------------------------
1997 .............................      $    14        $    99     $  113
1998 .............................           22              -         22
1999 .............................           16            100        116
2000 .............................           15              -         15
2001 .............................           15          1,106      1,121
Thereafter .......................           33              -         33

Weighted average interest rate
  on total debt, including short-term,
  and the effect of discounts
  and related amortization
  for the years ended:
    October 31, 1996 ..............         8.1%           6.5%       6.7%
    October 31, 1995 ..............         9.0%           7.4%       7.6%


     Effective March 29, 1996, Navistar Financial amended and restated its bank revolving credit facility and its asset-backed commercial paper (ABCP) program, extending the maturity date of each facility to March 2001. In addition, the commitment of the bank revolving credit facility was expanded to $925 million, the ABCP facility was increased to $400 million, and a new pricing and fee schedule was established. The available funding under the ABCP program is $414 million, comprised of the $400 million liquidity facility and $14 million of trust certificates issued in connection with the ABCP trust.

     Under the terms of the ABCP program, a special purpose wholly owned subsidiary of Navistar Financial will purchase retail notes and lease receivables. All assets of the subsidiary will be pledged or sold to a trust that will fund the receivables with investment grade commercial paper. The assets may also be sold to the trust.

     Available funding under the amended and restated credit agreement and ABCP program was $233 million, of which $99 million was used to back short-term debt at October 31, 1996. The remaining $134 million, when combined with unrestricted cash and cash equivalents, made $141 million available to fund the general business purposes of Navistar Financial at October 31, 1996.

         <PAGE 37>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


9.  DEBT (continued)

     Navistar Financial's wholly owned subsidiaries, Navistar Financial Retail Receivables Corporation (NFRRC) and Navistar Financial Securities Corporation (NFSC), have a limited purpose of purchasing retail and wholesale receivables, respectively, and transferring an undivided ownership interest in such notes to investors in exchange for pass-through notes and certificates. The subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to Navistar Financial or affiliated companies.

     NFSC has in place $500 million of revolving wholesale note sales trusts that provide for the continuous sale of eligible wholesale notes on a daily basis. The sales trusts are comprised of three $100 million tranches of investor certificates maturing serially from 1997 to 1999 and a $200 million tranche maturing in 2004.

     During 1996, Navistar Financial sold $985 million of retail notes, net of unearned finance income, through NFRRC in two separate sales to two individual owner trusts which in turn sold $946 million of notes and $39 million of certificates to investors. The net proceeds, after underwriting costs and credit enhancements, of $934 million were used by Navistar Financial for general working capital purposes. At October 31, 1996, the remaining shelf registration available to NFRRC for issuance of asset-backed securities was $2,445 million.

     In November 1996, Navistar Financial sold $487 million of retail notes through NFRRC. The net proceeds of $473 million were used for general working capital purposes.

10.  OTHER LIABILITIES

     Major classifications of other liabilities at October 31 are as follows:

Millions of dollars                                 1996        1995
---------------------------------------------------------------------
Product liability and warranty ...                $   293     $   294
Loss reserves
  and unearned premiums ..........                    113         118
Employee incentive programs ......                     10         104
Payroll, commissions
  and employee related benefits ..                     73          80
Long-term disability
  and workers' compensation ......                     55          66
Taxes ............................                     44          45
Environmental ....................                     23          25
Interest .........................                      9          12
Other ............................                    199         221
                                                  -------     -------
  Total other liabilities ........                $   819     $   965
                                                  =======     =======

     During the fourth quarter of 1996, the company recorded a one-time $35 million pretax charge for termination of its next generation truck program.

         <PAGE 38>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


11.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

     The carrying amounts of financial instruments, as reported in the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31 are as follows:

                                1996                   1995
                         ------------------     -------------------
                         Carrying     Fair      Carrying      Fair
Millions of dollars       Amount      Value      Amount       Value
-------------------------------------------------------------------
Receivables, net .....    $1,655     $1,658      $1,854      $1,867
Investments
  and other assets ...       213        221         202         202
Debt .................     1,420      1,414       1,457       1,460


     Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 5.

     Customer receivables, wholesale notes and retail and wholesale accounts and other variable-rate retail notes approximate fair value as a result of the short-term maturities of the financial instruments. The fair value of truck retail notes is estimated based on quoted market prices of similar sold receivables. The fair value of amounts due from sales of receivables is estimated by discounting expected cash flows at estimated current market rates.

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

         <PAGE 39>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


11.  FINANCIAL INSTRUMENTS   (continued)

Derivatives Held or Issued for Purposes Other Than Trading

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds.

     The company purchases collateralized mortgage obligations (CMOs) that have predetermined fixed-principal payment patterns which are relatively certain. These instruments totaled $94 million at October 31, 1996. At October 31, 1996, the unrecognized gain on the CMOs was not material.

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

     Between August and October 1996, Navistar Financial entered into $400 million of forward interest rate lock agreements on a Treasury note maturing in 1998 related to the anticipated November 1996 sale of retail receivables. These hedge agreements were closed in conjunction with the pricing of the sale, and the loss at October 31, 1996, which was not material, was deferred and included in the gain recognized on the sale of receivables in November 1996.

         <PAGE 40>

                       NOTES TO FINANCIAL STATEMENTS
                               (Continued)


12.   COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS, CONCENTRATIONS,
      AND LEASES

Commitments, contingencies and restricted assets

     At October 31, 1996, commitments for capital expenditures in progress were approximately $38 million.

     Navistar Financial's maximum exposure under all receivable sale recourse provisions at October 31, 1996 was $215 million; however, Navistar Financial's exposure is not considered material.

     At October 31, 1996, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The company is subject to maximum recourse of $164 million on retail contracts and $9 million on retail leases. In addition, as of October 31, 1996, the company is contingently liable for approximately $45 million for various guarantees and buyback programs; however, based on historical loss trends, the company's exposure is not considered material.

     The Canadian operating subsidiary and certain subsidiaries included in financial services operations are parties to agreements which restrict the amounts which can be distributed to Transportation in the form of dividends or loans and advances which can be made. As of October 31, 1996, these subsidiaries had $385 million of net assets of which $260 million was restricted as to distribution.

     The company and Transportation are obligated under certain agreements with public and private lenders of Navistar Financial to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the 3 years ended October 31, 1996.

Concentrations

     At October 31, 1996, the company employed 9,043 hourly workers and 5,143 salaried workers in the United States and Canada. Approximately 91% of the hourly employees and 23% of the salaried employees are represented by unions. Of these represented employees, 89% of the hourly workers and 93% of the salaried workers are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace, and Agricultural Implement Workers of Canada (CAW). The collective bargaining agreements with the UAW and the CAW expire on October 1, 1998 and October 24, 1999, respectively.

     Reflecting higher consumer demand for light trucks and vans, sales of mid-range diesel engines to a domestic automobile manufacturer have increased from 10% of consolidated sales and revenues in 1994 to 12% in 1995 and 14% in 1996.

         <PAGE 41>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


12.  COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS, CONCENTRATIONS,
     AND LEASES

Leases

     The company has long-term noncancellable leases for use of various equipment and facilities. Lease terms are generally for 5 to 25 years and, in many cases, provide for renewal options. The company is generally obligated for the cost of property taxes, insurance and maintenance. The company leases office buildings, distribution centers, furniture and equipment, machinery and equipment, and computer equipment.

     The majority of the company's lease payments are for operating leases. At October 31, 1996, future minimum lease payments under operating leases having lease terms in excess of one year are: 1997 - $33 million, 1998 - $30 million, 1999 - $29 million, 2000 - $29 million, 2001
- $21 million and thereafter - $55 million. Total operating lease expense was $35 million in 1996, $42 million in 1995 and $38 million in 1994. Income received from sublease rentals was $6 million in 1996, 1995 and 1994, respectively.

13.  LEGAL PROCEEDINGS

     The company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings which constitute ordinary routine litigation incidental to the business of the company and its subsidiaries. In the opinion of the company's management, none of these proceedings or claims is material to the business or the financial condition of the company.

14.  ENVIRONMENTAL MATTERS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations related to environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. (Solar). Transportation reached an agreement with the Economic Development Administration, a division of the U.S. Department of Commerce, in 1994 in settlement of commercial and environmental disputes related to the Wisconsin Steel property. At October 31, 1996, the final consent decree remained subject to approval by the U.S. Department of Justice and by Transportation.

     The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site, other than the Wisconsin Steel and Solar sites, will not have a material effect on the company's financial results. The company reviews its accruals on a regular basis.

         <PAGE 42>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  INDUSTRY SEGMENT DATA

     Information concerning operations by industry segment is as follows:

                                                Financial
                                Manufacturing    Services
Millions of dollars               Operations    Operations   Consolidated
-------------------------------------------------------------------------
October 31, 1996
----------------
Total sales and revenues .....      $5,550       $   258        $5,754
Operating profit .............         690           109           750
Depreciation and amortization.          90            11           101
Capital expenditures .........         117             -           117
Identifiable assets ..........       3,815         1,843         5,326

October 31, 1995
----------------
Total sales and revenues .....      $6,168       $   235        $6,342
Operating profit .............         845            80           870
Depreciation and amortization.          75             6            81
Capital expenditures .........         139             -           139
Identifiable assets ..........       4,018         1,922         5,566


October 31, 1994
----------------
Total sales and revenues .....      $5,178       $   214        $5,337
Operating profit .............         659            76           685
Depreciation and amortization.          68             4            72
Capital expenditures .........          87             -            87
Identifiable assets ..........       3,724         1,582         5,047

     Intersegment sales and revenues were not material in 1996, 1995 or 1994. Transactions between manufacturing operations and financial services operations have been eliminated from the consolidated column.

         <PAGE 43>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


16.  PREFERRED AND PREFERENCE STOCKS

     The company's Nonconvertible Junior Preference Stock Series A is held for the Retiree Supplemental Benefit Program by the Supplemental Trust which is currently entitled to elect two members to the company's Board of Directors. The UAW holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the company's Board of Directors. At October 31, 1996, there was one share each of Series A and Series B Preference stock authorized and outstanding. The value of the preference shares is minimal.

     Other information pertaining to preferred and preference stocks outstanding is summarized as follows:

                           Series G Convertible    Series D Convertible
                           Cumulative Preferred     Junior Preference
-------------------------------------------------------------------------
Number authorized
  and issued ...........         4,800,000               3,000,000
Number outstanding .....         4,800,000                 176,994

Optional redemption price      $50 per share           $25 per share
  and liquidation              plus accrued            plus accrued
  preference ...........         dividends              dividends

Conversion rate per share
  into Common Stock
  (subject to adjustment
  in certain circumstances)    0.133 shares            0.3125 shares

Ranking as to dividends      Senior to all other     Senior to Common;
  and upon liquidation .      equity securities     junior to Series G

Dividend rate ..........     Annual rate of $6.00    120% of the cash
                                  per share,            dividends on
                              payable quarterly       Common Stock as
                                                          declared
                                                         on a common
                                                      equivalent basis

Dividends may be paid out of surplus as defined under Delaware corporation law. At October 31, 1996, the company had such defined surplus of $903 million.
-------------------------------------------------------------------------

         <PAGE 44>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


17.  COMMON SHAREOWNERS' EQUITY

     Changes in the common shareowners' equity accounts are as follows:


Millions of dollars                      1996        1995        1994
-----------------------------------------------------------------------
Common Stock
Beginning of year .................     $ 1,641     $ 1,628    $  1,615
Conversion of Class B
  Common Stock and other ..........           1          13          13
                                        -------     -------     -------
End of year .......................     $ 1,642     $ 1,641     $ 1,628
                                        -------     -------     -------

Class B Common Stock
Beginning of year .................     $   491     $   501     $   513
Repurchase of stock ...............           -         (10)        (12)
                                        -------     -------     -------
End of year .......................     $   491     $   491     $   501
                                        -------     -------     -------

Retained Earnings (Deficit)
Beginning of year .................     $(1,478)   $(1,538)     $(1,592)
Net income ........................          65        164           82
Preferred dividends ...............         (29)       (22)         (36)
Minimum pension liability
  adjustments and other ...........          11        (82)           8
                                        -------     -------     -------
End of year .......................     $(1,431)    $(1,478)    $(1,538)
                                        -------     -------     -------

Common Stock Held in Treasury
Beginning of year ................      $   (28)    $   (18)    $    (5)
Repurchase of Common Stock
  and other ......................           (2)        (10)        (13)
                                        -------     -------     -------
End of year ......................      $   (30)    $   (28)    $   (18)
                                        -------     -------     -------

Common Stock

     The company has authorized 110 million shares of Common Stock with a par value of $.10 per share and 26 million shares of Class B Common Stock with a par value of $.10 per share and restricted voting rights and transfer provisions. At October 31, 1996 and 1995, there were 49.4 million and 49.5 million shares of Common Stock outstanding, net of Common Stock held in Treasury, respectively. The number of shares of Class B Common stock outstanding at October 31, 1996 and 1995 was 24.3 million.

         <PAGE 45>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


18.  STOCK COMPENSATION PLANS

     The Navistar 1994 Performance Incentive Plan (Incentive Plan), which replaced the Navistar 1988 Performance Incentive Plan, provides for the granting of stock options and restricted stock to key employees as determined by the Committee on Organization of the Board of Directors (Committee).

     The Incentive Plan includes the granting of two types of stock option awards, nonqualified options and incentive options. Nonqualified and incentive options, which may be granted by the Committee in amounts and at times as it may determine, have a term of not more than ten years and one day and ten years, respectively, and are exercisable at a price equal to the fair market value of the stock on the day of the grant. Generally, these options are not exercisable during the first year. Payment for the exercise of any of the options may be made by cash or by delivering, at fair market value, shares of Common Stock already owned by the option-owner or by a combination of cash and shares.

     The following table summarizes changes in Common Stock under option plans for the years ended October 31:

Number of shares                         1996         1995         1994

-------------------------------------------------------------------------

Outstanding at beginning
  of the year......................    1,738,304    1,146,154     639,234
Granted ...........................      692,000      635,900     614,560
Exercised .........................            -            -      (8,850)
Terminated ........................    (131,780)     (43,750)     (98,790)
                                      ---------    ---------    ---------
Outstanding at end of the year ....   2,298,524    1,738,304    1,146,154
                                      =========    =========    =========

Exercisable at October 31 .........   1,654,624    1,122,804      554,374
                                      =========    =========    =========

Available for grant ...............           -            -      146,406
                                      =========    =========    =========

Average price per share
-------------------------------------------------------------------------

Outstanding at October 31 ........    $      50    $      51    $      52
Granted ..........................    $      10    $      12    $      19
Exercised ........................    $       -    $       -    $      22

          <PAGE 46>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


19.  SELECTED QUARTERLY FINANCIAL DATA  (Unaudited)

                              1st               2nd               3rd             4th
                            Quarter           Quarter           Quarter         Quarter
                        --------------  ----------------   ---------------  ----------------

(Millions of dollars)   1996     1995     1996     1995     1996     1995     1996    1995
--------------------------------------------------------------------------------------------
Sales and revenues ..  $1,432   $1,416   $1,480   $1,640   $1,391   $1,514   $1,451  $1,772
                       ======   ======   ======   ======   ======   ======   ======  ======

Manufacturing gross
  margin ............    12.2%    12.4%    13.7%    14.0%    12.6%    14.0%    11.6%   14.4%
                       ======   ======   ======   ======   ======   ======   ======  ======

Net income ..........  $   22   $   23   $   26   $   46   $   17   $   39   $    -  $   56
Net income (loss)
  per common share  .  $  .20   $  .21   $  .26  $   .52   $  .13   $  .43   $ (.10) $  .66


Market price range
  - Common stock
      High ..........  $12 1/8  $17 1/2  $12     $16 3/8   $12      $16 5/8  $10 3/8 $15 1/8
      Low ...........  $ 9 1/2  $12 3/4  $ 9 1/2 $12 1/4   $9 1/8   $13 7/8  $ 8 1/2 $9  1/4


     Net income per common share is computed independently based on the weighted average number of Common and Class B Common shares at the end of each quarter.

20.  SUPPLEMENTAL FINANCIAL INFORMATION AS OF OCTOBER 31
     AND FOR THE YEARS THEN ENDED(Unaudited)

Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars:


Condensed Statement of Income                       1996          1995           1994
--------------------------------------------      ------         ------         ------
Sales of manufactured products .............      $5,508         $6,125         $5,153
Other income ...............................          42             43             25
                                                  ------         ------         ------
     Total sales and revenues ..............       5,550          6,168          5,178
                                                  ------         ------         ------

Cost of products sold ......................       4,818          5,280          4,494
Postretirement benefits ....................         219            205            175
Engineering and research expense ...........         129            113             97
Marketing and administrative expense .......         282            277            238
Other expenses .............................          80             93             76
                                                  ------         ------         ------
Total costs and expenses ...................       5,528          5,968          5,080
                                                  ------         ------         ------

Income before income taxes
  Manufacturing operations .................          22            200             98
  Financial services operations ............          83             62             60
                                                  ------         ------         ------
    Income before income taxes .............         105            262            158
Income tax expense .........................          40             98             56
                                                  ------         ------         ------
Income of continuing operations ............          65            164            102
Loss of discontinued operations ............           -              -             20
                                                  ------         ------         ------
Net income .................................      $   65         $  164         $   82
                                                  ======         ======         ======

         <PAGE 47>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


20.  SUPPLEMENTAL FINANCIAL INFORMATION AS OF OCTOBER 31
     AND FOR THE YEARS THEN ENDED(Unaudited)
     (Continued)


Condensed Statement of Financial Condition         1996           1995
---------------------------------------------     ------         ------
Cash, cash equivalents
  and marketable securities .................     $  707         $  876
Inventories .................................        463            416
Property and equipment, net .................        666            642
Equity in Financial Services subsidiaries ...        306            282
Other assets ................................        643            715
Deferred tax asset, net .....................      1,030          1,087
                                                  ------         ------
     Total assets ...........................     $3,815         $4,018
                                                  ======         ======

Accounts payable ............................     $  771         $  876
Postretirement benefits liabilities .........      1,344          1,334
Other liabilities ...........................        784            938
Shareowners' equity .........................        916            870
                                                  ------         ------
     Total liabilities
       and shareowners' equity ..............     $3,815         $4,018
                                                  ======         ======

Condensed Statement of Cash Flow                   1996           1995           1994
---------------------------------------------     ------         ------         ------
Cash flow from operations
Net income ..................................     $   65         $  164         $   82
Adjustments to reconcile net income to cash
   provided by operations:
     Depreciation and amortization ..........         90             75             68
     Equity in earnings of nonconsolidated
       companies, net of dividends received .        (24)           (28)           (10)
     Deferred income taxes ..................         37             89             51
     Other, net .............................          4            (66)             8
Change in operating assets and liabilities ..       (172)           166             81
                                                  ------         ------         ------
Cash provided by operations .................          -            400            280
                                                  ------         ------         ------

Cash flow from investment programs
Purchase of marketable securities ...........       (501)          (646)          (651)
Sales or maturities of marketable securities.        665            399            569
Capital expenditures ........................       (117)          (139)           (87)
Other investment programs, net ..............         (8)             8            123
                                                  ------         ------         ------
Cash provided by (used in) investment programs        39           (378)           (46)
                                                  ------         ------         ------

Cash flow from financing activities .........        (48)           (60)          (112)
                                                  ------         ------         ------
Cash and cash equivalents
  Increase (decrease) during the year .......         (9)           (38)           122
  At beginning of the year ..................        461            499            377
                                                  ------         ------         ------

Cash and cash equivalents at end of the year .    $  452         $  461         $  499
                                                  ======         ======         ======

         <PAGE 48>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA
-----------------------------------------------------------------------------------------------------------
For the Years Ended October 31
Millions of dollars,
except per share data
market share, and units shipped)                    1996        1995       1994        1993        1992
--------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

 Total sales and revenues ................         $5,754      $6,342     $5,337      $4,721      $3,897

 Net income (loss)
   of continuing operations ..............             65         164        102        (273)       (147)

 Net income (loss)(a) ....................             65         164         82        (501)       (212)

 Income (loss) per common share
   of continuing operations ..............            .49        1.83        .99       (8.63)      (6.97)

 Net income (loss) per common share ......            .49        1.83        .72      (15.19)      (9.55)

 Average number of Common, Class B Common
   and dilutive common equivalent shares
   outstanding (millions) ................           73.8        74.3       74.6        34.9        25.3
 -------------------------------------------------------------------------------------------------------
 FINANCIAL DATA

 Total assets ............................          5,326       5,566      5,047       5,060       3,627

 Debt
    Manufacturing operations .............            115         127        127         175         187
    Financial services operations ........          1,305       1,330      1,091       1,199       1,218
                                                  -------     -------    -------     -------     -------
 Total debt ..............................          1,420       1,457      1,218       1,374       1,405

Shareowners' equity ......................            916         870        817         775         338

Total manufacturing operations debt as
  a percent of total manufacturing
  capitalization .........................           11.2%       12.7%     13.4%       18.4%        35.6%
 Return on equity (b) ....................            7.1%       18.9%     12.5%      (35.2)%      (43.5)%
 --------------------------------------------------------------------------------------------------------
 SUPPLEMENTAL DATA

 Capital expenditures ....................            117         139        87         110           55
 Engineering and research expense ........            129         113        97          94           92
 -------------------------------------------------------------------------------------------------------
 OPERATING DATA

 United States and Canadian market share (c)        27.5%        26.7%     27.0%       27.6%        28.4%
 Unit shipments
   Trucks ................................        95,200       112,200    95,000      87,200      73,200
   OEM engines ...........................       163,200       154,200   130,600     118,200      97,400
 Service parts sales .....................           760           730       714         632         571

 (a)  In the third quarter of 1993, the company adopted SFAS 106 and SFAS 109 retroactive to
      November 1, 1992.

 (b)  Return on equity is calculated based on income of continuing operations.

 (c) Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8).

         <PAGE 49>

INFORMATION FOR OUR INVESTORS

About Your Stock

     Navistar International Corporation Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges and is quoted as "Navistar" in stock table listings in daily newspapers. The abbreviated stock symbol is "NAV."

     The stock transfer agent who can answer inquiries about your Navistar International Corporation Common Stock such as name changes, changes of address or missing certificates is: Harris Trust and Savings Bank, 311 West Monroe Street, 11th Floor, Chicago, Illinois 60606; Telephone: (312) 461-3309.

     For information about other shareowner matters, contact: Investor Relations, Navistar International Corporation, 455 North Cityfront Plaza Drive, Chicago, Illinois 60611; Telephone: (312) 836-2143.

     There were approximately 62,307  owners of Common Stock at October
31, 1996.

Annual Meeting

     The 1997 Annual Meeting of Shareowners is scheduled to take place at 10:15 a.m., CST on March 19, 1997, at the Art Institute of Chicago in the Arthur Rubloff Auditorium.

     Shareowners are invited to attend this meeting, take part in discussions of company affairs and meet personally with the directors and officers responsible for the operations of Navistar.

     A Proxy Statement and Form of Proxy will be mailed to each shareowner on or about February 7, 1997.

Commitment to Equal Employment Opportunity

     Navistar International Corporation has a long-standing commitment to equal employment opportunity dating back to 1919 when the company issued its first written statement against discrimination in the workplace.

     Today, Navistar continues to be a leader in the industry in complying with all state and federal laws, local municipal laws and regulations governing employment. Navistar has continuously and aggressively implemented measures to ensure that all individuals regardless of age, race, sex, religion, national origin, disability, or veteran status are not discriminated against in regard to career opportunities within the company.

     Navistar has adopted policy standards and assurances for all employees and qualified applicants, pledging terms and conditions of employment to be equal for all individuals.

Corporate Headquarters

     The corporate offices of Navistar International Corporation and its principal subsidiary, Navistar International Transportation Corp., are located at 455 North Cityfront Plaza Drive, Chicago, Illinois 60611;
Telephone: (312) 836-2000.

         <PAGE 50>

Reports and Publications

     A copy of the company's 1996 Annual Report on Form 10-K to the Securities and Exchange Commission will be provided, without charge, to shareowners upon written request to the Corporate Secretary, Corporate Headquarters, after January 31, 1997.

     In order to provide shareowners with immediate access to financial information and news about the company, Navistar distributes its corporate news releases through PR Newswire, an electronic news service, and files its financial statements with the Securities and Exchange Commission electronically through the EDGAR system. PR Newswire and EDGAR can be accessed by computer via the Internet, and through such services as America On-Line and CompuServe. In addition, this information can be accessed through such databases and information services as Lexis/Nexus, Dow Jones and Bloomberg which frequently are available at libraries and brokerage firms.

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

     Navistar encourages shareowners to take advantage of these electronic databases and the "Company News on Call" service to access the company's quarterly financial results on the same day that the results are announced. Navistar's fiscal 1997 quarterly financial results will be announced on the following dates:

              First quarter                February 13, 1997
              Second quarter               May 15, 1997
              Third quarter                August 14, 1997
              Fourth quarter               December 4, 1997

     News releases, Form 10-Qs, Navistar's Annual Environmental Health & Safety Report, and other publications are available by writing:

                     Corporate Communications
                     Navistar International Corporation
                     455 North Cityfront Plaza Drive
                     Chicago, Illinois 60611

     Navistar also encourages shareowners to visit its home page on the World Wide Web at http://www.navistar.com.

Trademarks

     Navistar logotype and Navistar are registered trademarks of Navistar International Corporation. The Diamond Road symbol and International are registered trademarks of Navistar International Transportation Corp. Additional registered trademarks include Eagle, Fleet Charge, Fleetrite, Skyrise, Paystar and Pro Sleeper. Diamond SPEC, Diamond PLUS and Diamond Services are trademarks of Navistar International Transportation Corp.

         <PAGE 51>

                                                     Directors and Officers

Navistar International Corporation (As of December 31, 1996)
-----------------------------------------------------------------------------------------------------------------------------
Board of Directors                                                                              Principal Officers
John R. Horne                    John D. Correnti                 Mary Garst                    John R. Horne
Chairman, President              Chief Executive Officer,         Manager, Cattle Division      Chairman, President
  and Chief Executive Officer      President and Vice Chairman    Garst Company                   and Chief Executive Officer
Navistar International           Nucor Corporation                Agri-Business Company
  Corporation                    Steel Manufacturer               Committees: 1, 4, 5 [Chair]   Donald DeFosset, Jr.
Committees: 1[Chair]             Committees: 2, 4, 6                                            Executive Vice President
                                                                  Michael N. Hammes               and President Truck Group
William F. Andrews               James C. Cotting                 Chairman and                  Robert C. Lannert
Chairman                         Former Chairman of the Board       Chief Executive Officer     Executive Vice President
Schrader-Bridgeport                and Chief Executive Officer    The Coleman Company, Inc.       and Chief Financial Officer
  International Inc.             Navistar International           Manufacturer and Distributor  Robert A. Boardman
Manufacturer of Tire Valves        Corporation                      of Camping and Outdoor      Senior Vice President
  and Valve Accessories          Committees: 3, 5                   Recreational Products        and General Counsel
Chairman                                                            and Hardware/Home Products  Thomas M. Hough
Scovill Fasteners, Inc.          William C. Craig                 Committees: 3, 5              Vice President and Treasurer
Manufacturers of Apparel         Former Executive Vice President                                J. Steven Keate
  and Industrial Fasteners       Mack Trucks                      Robert C. Lannert             Vice President and Controller
Committees: 1, 2, 3 [Chair], 6   Manufacturer of Trucks           Executive Vice President      Steven K. Covey
                                 Committees: 1, 2, 3                and Chief Financial         Corporate Secretary
Dr. Andrew F. Brimmer                                               Officer
President                        Jerry E. Dempsey                 Navistar International
Brimmer & Company, Inc.          Chairman and                       Corporation
Economic and Financial             Chief Executive Officer
  Consulting                     PPG Industries, Inc.             Walter J. Laskowski           Committees:
Committees: 1, 3, 4 [Chair],     Diversified Global Manufacturer  International                 1  Executive
            5, 6                   of Glass, Protective Coatings    Vice President              2  Organization
                                   and Chemicals                    of the UAW                  3  Finance
Richard F. Celeste               Committees: 1, 2 [Chair],        Committees: 1, 3, 4           4  Audit
Managing General Partner                     3, 6 [Chair]                                       5  Public Policy
Celeste & Sabety, Ltd.                                            William F. Patient            6  Strategic Initiatives
Public Policy Consulting Firm    John F. Fiedler                  Chairman of the Board,
Committees: 4,5                  Chairman, President and            President and
                                   Chief Executive Officer          Chief Executive Officer
                                 Borg-Warner Automotive, Inc.     The Geon Company
                                 Supplier of Engineered           Manufacturer of Polyvinyl
                                   Components and Systems           Chloride (PVC) Resins and
                                 Committees: 2, 5, 6                Compounds
                                                                  Committees: 2, 4

Navistar International Transportation Corp.
----------------------------------------------------------------------------------------------------------------------------
Principal Officers               Group Vice Presidents            Senior Vice Presidents

John R. Horne                    John J. Bongiorno                Robert A. Boardman            Thomas E. Rigsby
Chairman, President              General Manager                  General Counsel               Truck Manufacturing
  and Chief Executive Officer    Financial Services               Joseph V. Thompson            James L. Simonton
Donald DeFosset, Jr.             David J. Johanneson              Employee Relations            Purchasing and
Executive Vice President         Truck Businesses                   and Administration            Supplier Development
  and President Truck Group      James T. O'Dare, Jr.                                           Brian B. Whalen
Robert C. Lannert                Sales and Distribution           Vice Presidents               Public Affairs
Executive Vice President         Daniel C. Ustian                 Thomas M. Hough
  and Chief Financial Officer    General Manager                  Treasurer                     Secretary
                                 Engine and Foundry               J. Steven Keate
                                 Dennis W. Webb                   Controller                    Gregory Lennes
                                 International Operations
