Form 10-K, Exhibit 13
period 1997-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1997-12-22
CIK 808450

<PAGE 1>

                                                         EXHIBIT 13

                 NAVISTAR INTERNATIONAL CORPORATION
                 1997 ANNUAL REPORT TO SHAREOWNERS


FINANCIAL SUMMARY
Millions of dollars, except per share data         1997        1996
--------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31

Sales and revenues ...............                $6,371      $5,754
Income before income taxes .......                $  242      $  105
Net income .......................                $  150      $   65

Net income per common share ......                $ 1.65      $  .49

Manufacturing gross margin .......                  14.2%       12.5%

Return on equity .................                  14.7%        7.1%

Cash and marketable securities ...                $  965      $  881

         <PAGE 2>

FINANCIAL INFORMATION


Financial Summary .............................................     1

Management's Discussion and Analysis of Results
  of Operations and Financial Condition .......................     3

Statement of Financial Reporting Responsibility ...............    12

Independent Auditors' Report ..................................    13

Financial Statements

  Statement of Income .........................................    14
  Statement of Financial Condition ............................    15
  Statement of Cash Flow ......................................    16

Notes to Financial Statements

      1  Summary of accounting policies .......................    17
      2  Postretirement benefits ..............................    20
      3  Income taxes .........................................    24
      4  Marketable securities ................................    27
      5  Receivables ..........................................    28
      6  Inventories ..........................................    29
      7  Property and equipment ...............................    29
      8  Debt .................................................    30
      9  Other liabilities ....................................    32
     10  Financial instruments ................................    33
     11  Commitments, contingencies, restricted assets,
           concentrations and leases ..........................    35
     12  Legal proceedings ....................................    36
     13  Environmental matters ................................    36
     14  Industry segment data ................................    37
     15  Preferred and preference stocks ......................    38
     16  Common shareowners' equity ...........................    39
     17  Stock compensation plans .............................    40
     18  Selected quarterly financial data (unaudited) ........    41
     19  Supplemental financial information (unaudited) .......    42


Five -Year Summary of Selected Financial and Statistical Data .    44

         <PAGE 3>

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Certain statements under this caption constitute "forward-looking statements" under the Reform Act, which involve risks and uncertainties. Navistar International Corporation's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Business Environment."

     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "company" refers to Navistar International Corporation and its consolidated subsidiaries. The company's manufacturing operations are engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada. These products are also sold to distributors in selected export markets. The financial services operations of the company provide wholesale, retail and lease financing, and commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system.

     The discussion and analysis reviews the operating and financial results, and liquidity and capital resources of manufacturing operations and financial services operations. Manufacturing operations include the financial results of the financial services operations included on a one-line basis under the equity method of accounting. Financial services operations include Navistar Financial Corporation (NFC), its domestic insurance subsidiary as well as the company's foreign finance and insurance companies. See Note 1 to the Financial Statements.

RESULTS OF OPERATIONS

     The company reported net income of $150 million for 1997, or $1.65 per common share, reflecting higher sales of manufactured products. Net income was $65 million, or $0.49 per common share, in 1996 and $164 million, or $1.83 per common share, in 1995. Net income in 1996 included a one-time $35 million pretax charge for costs related to the termination of the next generation truck (NGT) program. In August 1997, the company and the United Auto Workers reached agreement on a master contract extension that enabled the company to reinstate this program. The remaining accrual for the 1996 charge at the time of the announcement was not material.

     The company's manufacturing operations reported income before income taxes of $164 million in 1997 compared with pretax income of $22 million in 1996 and $200 million in 1995. The increase in 1997 reflects higher sales of trucks and diesel engines as well as the effects of improved pricing and various cost improvement initiatives. The decrease in 1996 from 1995 reflects a decline in demand for trucks as well as the charge for termination of the company's next generation truck program.

     The company's financial services operations had income before income taxes of $78 million, $83 million and $62 million in 1997, 1996 and 1995, respectively.

        <PAGE 4>

     NFC's pretax income in 1997 was $75 million, a 7% decrease from $81 million in 1996. The change is primarily a result of lower income on sales of retail receivables and a decline in wholesale financing activity. The reduced gains on sales resulted from lower margins on retail notes reflecting higher market interest rates prior to the date of sale. NFC's pretax income increased $22 million in 1996 from the $59 million reported in 1995 primarily due to higher income on sales of retail notes and an increased volume of wholesale financing.

     Earnings from the foreign finance and insurance subsidiaries were $3 million, $2 million and $3 million in 1997, 1996 and 1995, respectively.

Sales and Revenues. Industry retail sales of Class 5 through 8 trucks totaled 347,400 units in 1997, a 2% increase from the 341,200 units sold in 1996, but 9% lower than the 380,600 units sold in 1995. Class 8 heavy truck sales totaled 196,800 units, comparable to the 195,400 units sold in 1996 but a decrease of 14% from the 228,800 units sold in 1995. Industry sales of Class 5, 6 and 7 medium trucks, including school buses, totaled 150,600 units in 1997, a 3% increase from 1996 when 145,800 units were sold, and comparable to the 151,800 units sold in 1995. Industry sales of school buses, which accounted for 22% of the medium truck market, increased slightly from 1996 to 33,200 units.

     Sales and revenues of $6,371 million in 1997 were 11% higher than the $5,754 million reported in 1996 and comparable to the $6,342 million reported in 1995. Sales of trucks, mid-range diesel engines and service parts totaled $6,147 million in 1997, 12% above the $5,508 million reported for 1996 and comparable to the $6,125 million reported in 1995.

     The company maintained its position as sales leader in the combined United States and Canadian Class 5 through 8 truck market in 1997 with a 28.6% market share, an increase from the 27.5% share in 1996 and the 26.7% share in 1995. (Sources: American Automobile Manufacturer's Association, the United States Motor Vehicle Manufacturer's Association and R. L. Polk & Company.) In 1997, the company's share of the Class 8 heavy truck market increased to 18.6% from 17.1% in 1996 and 18.4% in 1995.

     Shipments of mid-range diesel engines by the company to other original equipment manufacturers during 1997 were a record 184,000 units, a 13% increase from 1996 and a 19% improvement over 1995. Higher shipments to Ford Motor Company to meet consumer demand for the light trucks and vans which use this engine was the primary reason for the increase.

     Service parts sales of $806 million in 1997 increased from the $760 million reported in 1996 and were 10% higher than the $730 million reported in 1995 as a result of dealer and national account volume growth.

     Finance and insurance revenue for 1997 was $174 million, 12% lower than the $197 million reported in 1996 primarily as a result of a decline in wholesale financing activity. Revenues from financial services operations increased 18% between 1996 and 1995 primarily as a result of higher income on sales of retail notes.

         <PAGE 5>

Costs and Expenses. Manufacturing gross margin was 14.2% of sales in 1997, compared with 12.5% in 1996 and 13.8% in 1995. The increase in gross margin is primarily due to lower production costs and improved pricing offset by a provision for employee profit sharing. Factors which contributed to the change in gross margin between 1996 and 1995 included lower sales volumes, more competitive pricing and the costs of terminating the next generation truck program.

     Engineering and research expense was $124 million in 1997, $129 million in 1996 and $113 million in 1995, reflecting continuing investment in new truck and engine products as well as improvements to existing products.

     Marketing and administrative expense was $365 million in 1997 compared with $319 million in 1996 and $307 million in 1995. The change between 1997 and 1996 is the result of higher sales and distribution costs, and an increase in the provision for payment to employees as provided by the company's performance incentive programs. The $12 million increase in the expense between 1996 and 1995 reflects investment in the implementation of the company's strategy to reduce costs and complexity in its manufacturing processes.

     Interest expense decreased to $74 million in 1997 from $83 million in 1996 and $87 million in 1995. The decreases in 1997 and 1996 were the result of lower wholesale note funding requirements and declining interest rates.

     Finance service charges on sold receivables were $23 million in 1997, 4% lower than in 1996 and 21% lower than in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow is generated from the manufacture and sale of trucks, mid-range diesel engines and service parts as well as product financing and insurance coverage provided to Transportation's dealers and retail customers by the financial services operations.

     Historically, funds to finance Transportation's products are obtained from a combination of commercial paper, short- and long-term bank borrowings, medium- and long-term debt issues, sales of finance receivables and equity capital. NFC's current debt ratings have made bank borrowings and sales of finance receivables the most economic sources of cash. Insurance operations are funded through internal operations.

     Total cash, cash equivalents and marketable securities of the company amounted to $965 million at October 31, 1997, $881 million at October 31, 1996 and $1,040 million at October 31, 1995.

     Cash provided by operations during 1997 totaled $380 million, primarily from net income of $150 million, $82 million of noncash deferred income taxes, and $59 million of other noncash items, principally depreciation and a net change in operating assets and liabilities of $89 million. Income tax expense for 1997 was $92 million, of which $10 million was cash payments to federal and certain state and local governments, while the remaining $82 million of federal and other taxes reduced the deferred tax asset.

         <PAGE 6>

     The net change in operating assets and liabilities of $89 million includes a $195 million increase in receivables, reflecting continued strong demand for the company's products, offset by a $288 million increase in accounts payable as a result of increased production in the fourth quarter.

     Investment programs included a net decrease in marketable securities, as sales of securities exceeded purchases by $45 million. During 1997, the purchase of $970 million of retail notes and lease receivables was funded with $958 million in proceeds from the sale of receivables and principal collections of $94 million. Other investment activities used $42 million for an increase in property and equipment leased to others and $172 million to fund capital expenditures. Capital expenditures included $82 million for construction of a truck assembly facility in Mexico, $42 million to increase mid-range diesel engine capacity and additional funds for truck product improvements.

     Financing activities used cash to pay $29 million in dividends on the Series G Preferred shares, $46 million for principal payments on long-term debt, and $285 million to reduce notes and debt outstanding under the bank revolving credit facility and asset-backed and other commercial paper programs offset by an increase of $209 million in long-term debt.

     During 1997 and 1996, NFC supplied 94% of the wholesale financing of new trucks sold to Transportation's dealers compared with 93% in 1995. NFC's share of the retail financing of new trucks sold in the United States decreased to 13% in 1997 from 16% in 1996 and 14% in 1995 due to the highly competitive commercial financing market.

     The sale of finance receivables is a significant source of funding for the financial services operations. During 1997, 1996 and 1995, NFC sold $987 million, $985 million and $740 million, respectively, of retail notes through Navistar Financial Retail Receivables Corporation (NFRRC), a wholly owned subsidiary. The net proceeds from these sales were used for general working capital purposes. In November 1997, NFC sold an additional $500 million of retail notes through NFRRC.

     NFRRC has filed registration statements with the Securities and Exchange Commission which provide for the issuance of up to $5,000 million of asset-backed securities. At October 31, 1997, the remaining shelf registration available to NFRRC for issuance of asset-backed securities was $1,473 million. See Note 8 to the Financial Statements.

     NFC has a $925 million contractually committed bank revolving credit facility and a $400 million asset-backed commercial paper program supported by a bank liquidity facility which mature in March 2001. NFC also utilizes a $600 million revolving wholesale note trust that provides for the continuous sale of eligible wholesale notes on a daily basis. The trust is comprised of two $100 million tranches of investor certificates maturing serially from 1998 to 1999, and two $200 million tranches maturing in 2003 and 2004. At October 31, 1997 the remaining shelf registration available for issuance of investor certificates was $200 million.

     At October 31, 1997, available funding under NFC's amended and restated credit facility and the asset-backed commercial paper facility was $532 million and $14 million, respectively, of which $141 million was used to back short-term debt at October 31, 1997.

         <PAGE 7>

     The company finances capital expenditures principally through internally generated cash. Capital leasing is used to fund selected projects based on economic and operating factors. The company had outstanding capital commitments of $137 million at October 31, 1997 primarily for increased manufacturing capacity at the Indianapolis engine plant and construction of a truck assembly facility in Mexico.

     The company has announced plans for approximately $350 million in capital spending over the next six years for the NGT program. Capital expenditures for 1998 are expected to be approximately double the current year's level. Approximately $25 million is to be spent in 1998 for the NGT program. Additional capital expenditures are planned for the completion of the truck assembly facility in Mexico, increased manufacturing capacity at the Indianapolis engine plant, commencement of truck operations in Brazil and improvements to existing facilities and products. The company's investment in the NGT program will also include $300 million in development expense over the next six years, of which approximately $50 million is planned for 1998.

     In November 1997, the company contributed $200 million to the Retiree Health Care Base Plan Trust and contributed $100 million to the hourly pension plan.

     NFC's maximum exposure under all receivable sale recourse provisions at October 31, 1997 was $246 million; however, management believes that the allowance for credit losses on sold receivables is adequate.

     At October 31, 1997, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The company is subject to maximum recourse of $261 million on retail contracts and $13 million on retail leases. In addition, as of October 31, 1997, the company is contingently liable for approximately $49 million for various guarantees and buyback programs; however, based on historical loss trends, the company's exposure is not considered material.

     The Canadian operating subsidiary, NFC and certain other subsidiaries included in financial services operations are parties to agreements which result in the restriction of amounts which can be distributed to Transportation in the form of dividends, loans or advances. At October 31, 1997, the maximum amount of dividends which were available for distribution under the most restrictive covenants was $62 million.

     The company and Transportation are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1997.

     During November 1997, the company arranged financing for $125 million of funds denominated in U.S. dollars and Mexican pesos to be used for development of the company's Mexican operations.

     Management continues to evaluate current and forecasted cash flow as a basis for financing operating requirements, capital expenditures and anticipated payments of preferred dividends. Management believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of the company's dealers and customers.

         <PAGE 8>

ENVIRONMENTAL MATTERS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations related to environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. Included in the charge was an anticipated $11 million payment to the Economic Development Administration, a division of the U.S. Department of Commerce, in settlement of commercial and environmental disputes related to the Wisconsin Steel property. In 1997, the U.S. Department of Justice and Transportation approved the final consent decree related to the Wisconsin Steel property and the company paid $11 million to the Economic Development Administration.

     The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

DERIVATIVE FINANCIAL INSTRUMENTS

     As disclosed in Notes 1 and 10 to the Financial Statements, the company uses derivative financial instruments to transfer or reduce the risks of foreign exchange and interest rate volatility, and potentially increase the return on invested funds. Company policy does not allow the use of derivatives for speculative purposes.

     The company's manufacturing operations, as conditions warrant, hedge foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from sales of manufactured products in other countries. Contracted purchases of commodities for manufacturing may be hedged up to one year. The manufacturing operations had no foreign exchange exposure at October 31, 1997.

     NFC uses interest rate caps, interest rate swaps and forward interest rate contracts when needed to convert floating rate funds to fixed and vice versa to match its asset portfolio. NFC also uses forward interest rate contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail notes. During 1997, NFC entered into $500 million of interest rate hedge agreements in anticipation of the November 1997 sale of retail receivables. These hedge agreements were closed in conjunction with the pricing of the sale, and the loss at October 31, 1997, which was not material, was deferred and reduced the gain recognized on the sale of receivables in November 1997.

     Both manufacturing operations and NFC purchase collateralized mortgage obligations that have relatively stable cash flow patterns in relation to interest rate changes.

         <PAGE 9>

YEAR 2000

     The company has made and will make certain investments in its software systems and applications to ensure that the company is Year 2000 compliant. The financial impact to the company has not been and is not anticipated to be material to its financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement specifies the computation, presentation and disclosure requirements for earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. The standard is not expected to have a material effect on the company's net income per common share computation.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments, and related disclosures about products and services, geographic areas and major customers. These statements are effective for fiscal years beginning after December 15, 1997. These standards expand or modify disclosures and, accordingly, will have no impact on the company's reported financial position, results of operations and cash flows. The company is assessing the impact of SFAS 131 on its reported segments.

INCOME TAXES

     The Statement of Financial Condition at October 31, 1997 and 1996 includes a deferred tax asset of $934 million and $1,030 million, respectively, net of valuation allowances of $309 million related to future tax benefits. The deferred tax assets are net of valuation allowances since it is more likely than not that some portion of the deferred tax asset may not be realized in the future.

     The deferred tax asset includes the tax benefits associated with cumulative tax losses of $1,808 million and temporary differences, which represent the cumulative expense of $1,413 million recorded in the Statement of Income that has not been deducted on the company's tax returns. The valuation allowance at October 31, 1997 assumes that it is more likely than not that approximately $815 million of cumulative tax losses will not be realized before their expiration date. Realization of the net deferred tax asset is dependent on the generation of approximately $2,500 million of future taxable income, of which an average of approximately $75 million would need to be generated annually for the 14-year period 1998 through 2011. The remaining taxable income, which represents the realization of tax benefits associated with temporary differences, does not need to be generated until subsequent to 2011.
Until the company has utilized its significant NOL carryforwards, the cash payment of federal income taxes will be minimal. See Note 3 to the Financial Statements.

         <PAGE 10>

     Extensive analysis is performed to determine the amount of the deferred tax asset. Such analysis is based on the premise that the company is and will continue to be a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company using a number of alternatives to evaluate financial results in economic cycles at various industry volume conditions based upon the company's current operating structure. Other factors considered are the company's 17-consecutive-year leadership in the combined market share of Class 5 through 8 trucks and recognition as a worldwide leading producer of mid-range diesel engines. The projected availability of taxable income to realize the tax benefit from net operating loss carryforwards and the reversal of temporary differences before expiration of these benefits are also considered. The valuation allowance may be adjusted in the future as a result of changes in business and industry conditions, operating structure, company strategies or other significant transactions. Management believes that, with the combination of available tax planning strategies and the maintenance of significant market share, earnings are achievable in order to realize the net deferred tax asset of $934 million.

     Reconciliation of the company's income before income taxes for financial statement purposes to United States taxable income for the years ended October 31 is as follows:

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Income before income taxes ......     $  242      $  105      $  262
Exclusion of (income) loss
  of  foreign subsidiaries ......         (3)          3         (11)
State income taxes ..............         (2)         (2)         (2)
Temporary differences ...........        151        (284)         69
Other ...........................          6           -          (4)
                                      ------      ------      ------
  Taxable income (loss) .........     $  394      $ (178)     $  314
                                      ------      ------      ------

     The company contributed approximately $215 million to its hourly and salaried pension plans in fiscal 1997. The timing of these contributions allowed for their deduction on the company's 1996 tax return, which resulted in a tax loss of $178 million as compared to the $37 million of taxable income previously reported.

BUSINESS ENVIRONMENT

     Sales of Class 5 through 8 trucks are cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Reflecting the stability of the general
economy, demand for new trucks remained strong during 1997.    An
improvement in the number of new truck orders has increased the company's order backlog to 45,300 units at October 31, 1997 from 20,900 units at October 31, 1996. Retail deliveries in 1998 continue to be highly dependent on the rate at which new truck orders are received. The company will evaluate order receipts and backlog throughout the year and will balance production with demand as appropriate.

     The company currently projects 1998 United States and Canadian Class 8 heavy truck demand to be 195,000 units, a slight decrease from 1997. Class 5, 6 and 7 medium truck demand, excluding school buses, is forecast at 116,000 units, slightly lower than in 1997. Demand for school buses is expected to decrease 8% in 1998 to 30,500 units. Mid-range diesel engine shipments by the company to original equipment manufacturers in 1998 are expected to be 215,700 units, 17% higher than in 1997. The company's service parts sales are projected to grow 9% to approximately $875 million.

         <PAGE 11>

     An independent trust, created in 1993 for the benefit of the company's current and future retirees and administered by a five person trust committee, owned all of the outstanding Class B Common Stock at October 31, 1997 which is approximately one-third of the company's outstanding common stock. The Class B Common Stock has restricted voting rights and transfer provisions but, on June 30, 1998, will convert into Common Stock with full voting rights and no transfer restrictions.

     During August 1997, the company's current master contract with the United Auto Workers (UAW) was extended through October 1, 2002. This contract allows the company to focus its assembly plants, simplify current product lines, invest in new product development, and achieve more competitive wage, benefit and productivity levels.

     During 1997, the company entered into a ten-year agreement, effective with model year 2003, to supply newly designed, advanced technology engines through the year 2012 to Ford Motor Company for use in its diesel-powered light trucks and vans. The company's current engine agreement with Ford was extended through model year 2002.

         <PAGE 12>

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


Robert C. Lannert
Executive Vice President
and Chief Financial Officer
         <PAGE 13>

INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 1997 and 1996, and the related Statements of Income and of Cash Flow for each of the three years in the period ended October 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
December 15, 1997
Chicago, Illinois

         <PAGE 14>

STATEMENT OF INCOME

                                                    Navistar International Corporation
                                                      and Consolidated Subsidiaries
                                                    ----------------------------------
For the Years Ended October 31
(Millions of dollars, except per share data)           1997         1996         1995
--------------------------------------------------------------------------------------
Sales and revenues
Sales of manufactured products ...............      $  6,147     $  5,508     $  6,125
Finance and insurance revenue ................           174          197          167
Other income .................................            50           49           50
                                                    --------     --------     --------
  Total sales and revenues ...................         6,371        5,754        6,342
                                                    --------     --------     --------
Costs and expenses
Cost of products and services sold ...........         5,292        4,827        5,288
Postretirement benefits ......................           215          220          206
Engineering and research expense .............           124          129          113
Marketing and administrative expense .........           365          319          307
Interest expense .............................            74           83           87
Financing charges on sold receivables ........            23           24           29
Insurance claims and underwriting expense ....            36           47           50
                                                    --------     --------     --------
  Total costs and expenses ...................         6,129        5,649        6,080
                                                    --------     --------     --------

    Income before income taxes ...............           242          105          262

    Income tax expense .......................            92           40           98
                                                    --------     --------     --------

Net income ...................................           150           65          164

Less dividends on Series G preferred stock ...            29           29           29
                                                    --------     --------     --------

Net income applicable to common stock ........      $    121     $     36     $    135
                                                    ========     ========     ========
--------------------------------------------------------------------------------------

Net income per common share ..................      $   1.65     $    .49     $   1.83
                                                    ========     ========     ========

Average number of common and dilutive common
  equivalent shares outstanding (millions) ...          73.6         73.8         74.3


--------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 15>

STATEMENT OF FINANCIAL CONDITION

                                                 Navistar International Corporation
                                                   and Consolidated Subsidiaries
                                                 ----------------------------------

As of October 31 (Millions of dollars)                   1997                1996
-----------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents ..........................   $    609             $   487
Marketable securities ..............................        356                 394
                                                       --------             -------
                                                            965                 881
Receivables, net ...................................      1,755               1,655
Inventories ........................................        483                 463
Property and equipment, net ........................        835                 770
Investments and other assets .......................        332                 213
Intangible pension assets ..........................        212                 314
Deferred tax asset, net ............................        934               1,030
                                                       --------            --------
Total assets .......................................   $  5,516            $  5,326
                                                       ========            ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Accounts payable, principally trade ................   $  1,100            $    820
Debt:
  Manufacturing operations .........................         92                 115
  Financial services operations ....................      1,224               1,305
Postretirement benefits liability ..................      1,186               1,351
Other liabilities ..................................        894                 819
                                                       --------            --------
    Total liabilities ..............................      4,496               4,410
                                                       --------            --------
Commitments and contingencies

Shareowners' equity
Series G convertible preferred stock
  (liquidation preference $240 million) ............        240                 240
Series D convertible junior preference stock
  (liquidation preference $4 million) ..............          4                   4
Common stock (52.2 million and 51.0 million shares
  issued)...........................................      1,659               1,642
Class B Common stock
 (23.1 million and 24.3 million shares issued) ......       471                 491
Retained earnings (deficit) - balance accumulated
  after the deficit reclassification as of
  October 31, 1987 .................................     (1,301)             (1,431)
Common stock held in treasury, at cost
  (2.9 million and 1.6 million shares held) .........       (53)                (30)
                                                       --------            --------
    Total shareowners' equity ......................      1,020                 916
                                                       --------            --------
Total liabilities and shareowners' equity ..........   $  5,516            $  5,326
                                                       ========            ========
-----------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 16>

STATEMENT OF CASH FLOW


                                                    Navistar International Corporation
                                                      and Consolidated Subsidiaries
                                                    ----------------------------------
For the Years Ended October 31
(Millions of dollars)                                 1997         1996         1995
--------------------------------------------------------------------------------------
Cash flow from operations
Net income ......................................   $    150     $     65     $    164
Adjustments to reconcile net income to cash
  provided by operations:
    Depreciation and amortization ...............        120          105           86
    Deferred income taxes .......................         82           37           89
    Other, net ..................................        (61)         (13)          (9)
Change in operating assets and liabilities:
    Receivables .................................       (195)         186          (91)
    Inventories .................................        (25)         (47)          35
    Prepaid and other current assets ............          4            1           10
    Accounts payable ............................        288         (110)          63
    Other liabilities ...........................         17         (106)          70
                                                    --------     --------     --------
  Cash provided by operations ...................        380          118          417
                                                    --------     --------     --------
Cash flow from investment programs
Purchase of retail notes and lease receivables ..       (970)      (1,108)      (1,099)
Collections/sales of retail notes
  and lease receivables .........................      1,052        1,107          850
Purchase of marketable securities ...............       (512)        (585)        (722)
Sales or maturities of marketable securities ....        557          752          480
Capital expenditures ............................       (172)        (117)        (139)
Property and equipment leased to others .........        (42)         (73)         (19)
Other investment programs, net ..................          3           (8)           8
                                                    --------     --------     --------
  Cash used in investment programs ..............        (84)         (32)        (641)
                                                    --------     --------     --------
Cash flow from financing activities
Issuance of debt ................................        209            -            -
Principal payments on debt ......................        (46)        (136)        (121)
Net increase (decrease)in notes and debt
  outstanding under bank revolving credit
  facility and asset-backed and other
  commercial paper programs .....................       (285)          81          312
Dividends paid ..................................        (29)         (29)         (29)
Repurchase of common stock ......................        (23)           -          (10)
                                                    --------     --------     --------
  Cash (used in) provided by financing activities       (174)         (84)         152
                                                    --------     --------     --------
Cash and cash equivalents
  Increase (decrease) during the year ...........        122            2          (72)
  At beginning of the year ......................        487          485          557
                                                    --------     --------     --------
Cash and cash equivalents at end of the year ....   $    609     $    487     $    485
                                                    ========     ========     ========
--------------------------------------------------------------------------------------

See Notes to Financial Statements.

         <PAGE 17>

                       NOTES TO FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED OCTOBER 31, 1997


1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). As used hereafter, "company" refers to Navistar International Corporation and its consolidated subsidiaries. The consolidated financial statements include the results of the company's manufacturing operations and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing and financial services operations have been eliminated to arrive at the consolidated totals. The distinction between current and long-term assets and liabilities in the Statement of Financial Condition is not meaningful when finance, insurance and manufacturing operations are combined; therefore, the company has adopted an unclassified presentation. Certain 1996 and 1995 amounts have been reclassified to conform with the presentation used in the 1997 financial statements.

     The company operates in two principal industry segments: manufacturing and financial services. Manufacturing operations are responsible for the manufacture and marketing of medium and heavy trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in selected export markets. Based on assets and revenues, manufacturing operations represent the majority of the company's business activities. The financial services operations consist of Navistar Financial Corporation
(NFC), its domestic insurance subsidiary and the company's foreign finance and insurance subsidiaries. NFC's primary business is the retail and wholesale financing of products sold by the manufacturing operations and its dealers within the United States and the providing of commercial physical damage and liability insurance to the manufacturing operations' dealers and retail customers and to the general public through an independent insurance agency system.

Use of Estimates

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

         <PAGE 18>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

     Financial services operations recognize finance charges on retail notes and finance leases as income over the term of the receivables utilizing the interest method. Interest due from interest-bearing notes and accounts is recognized on the accrual basis. Operating lease revenues are recognized on a straight-line basis over the life of the lease. Selected receivables are sold and securitized to public and private investors with limited recourse. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. Financial services operations continue to service the sold receivables and receive a fee for such services from the investor. An allowance for losses is maintained at a level deemed appropriate based on such factors as overall portfolio quality, historical loss experience and current economic conditions.

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

Marketable Securities

     Marketable securities are classified as available-for-sale securities and are reported at fair value. The difference between amortized cost and fair value is recorded as an adjustment to shareowners' equity, net of applicable deferred taxes.

Inventories

     Inventories are valued at the lower of average cost or market.

Property and Other Long-Lived Assets

     Significant expenditures for replacement of equipment, tooling and pattern equipment, and major rebuilding of machine tools are capitalized. Depreciation and amortization are generally provided on the straight-line basis over the estimated useful lives of the assets, which average 35 years for buildings and improvements and eight years for machinery and equipment. Gains and losses on property disposals are included in other income and expense. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

         <PAGE 19>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Engineering and Research Expense

     Engineering and research expense includes research and development expenses and routine ongoing costs associated with improving existing products and manufacturing processes. Research and development expenses, which include activities for the introduction of new truck and diesel engine products and major improvements to existing products and processes, totaled $92 million, $101 million and $91 million in 1997, 1996 and 1995, respectively.

Product Related Costs

     The company accrues warranty expense at the time of end product sale. Product liability expense is accrued based on the estimate of total future payments to settle product liability claims.

Derivative Financial Instruments

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds. NFC, a wholly owned subsidiary of Transportation, uses derivatives such as forward contracts and interest rate swaps to reduce its exposure to interest rate volatility. NFC's primary use of such financial instruments is to hedge the fair value of its fixed rate receivables against changes in market interest rates in anticipation of securitization and sale of such receivables. The anticipated transactions are probable of occurrence and their significant terms and characteristics have been identified.

     All derivative financial instruments are held for purposes other than trading, and company policy prohibits the use of derivatives for speculative purposes. Gains or losses related to hedges of anticipated sales of receivables are deferred and are recognized in income when the receivables are sold. At all times, the principal balance of receivables owned and expected to be sold by NFC exceeds the notional amount of open derivative contracts.

Stock-Based Compensation

     Effective November 1, 1996, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the company elected to continue to account for stock-based compensation plans consistent with prior years.

         <PAGE 20>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement specifies the computation, presentation and disclosure requirements for earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. The standard is not expected to have a material effect on the company's net income per common share computation.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. These statements are effective for fiscal years beginning after December 15, 1997. These standards expand or modify current disclosures and, accordingly, will have no impact on the company's reported financial position, results of operations and cash flows. The company is assessing the impact of SFAS 131 on its reported segments.

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

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Pension expense ...................   $  129      $  160      $  110
Health/life insurance .............       66          60          70
Profit sharing provision to Trust         20           -          26
                                      ------      ------      ------

Total postretirement
  benefits expense ................   $  215      $  220      $  206
                                      ======      ======      ======

     In the Statement of Financial Condition, the postretirement benefits liability of $1,186 million in 1997 and $1,351 million in 1996 includes $445 million and $607 million, respectively, for pension and $741 million and $744 million, respectively, for postretirement health care and life insurance benefits. Included in investments and other assets in the Statement of Financial Condition is a prepaid pension asset of $120 million in 1997 and $38 million in 1996.

         <PAGE 21>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Pension Benefits

     Generally, the pension plans are noncontributory with benefits related to an employee's length of service and compensation rate. The company's policy is to fund its pension plans in accordance with applicable United States and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the vested accumulated benefit obligation. The pension plans vary in the extent to which they are funded, but, for plan years which ended during the current year, all legal funding requirements have been met. Plan assets are invested primarily in dedicated portfolios of long-term fixed income securities with more recent contributions invested in equity securities.

Pension Expense

     Net pension expense included in the Statement of Income is composed of the following:

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Service cost for benefits
  earned during the period ........   $   34      $   34      $   24
Interest on projected
  benefit obligation ..............      238         231         232
Net amortization costs and other ..       99         104          57
Less expected return on assets ....     (242)       (209)       (203)
                                      ------      ------      ------

Net pension expense ...............   $  129      $  160      $  110
                                      ======      ======      ======

Actual return on assets ...........   $  505      $  188      $  398
                                      ======      ======      ======

     "Amortization costs" include amortization of cumulative gains and losses over the expected remaining service life of employees, amortization of the initial transition liability over 15 years, the expense related to yearly lump-sum payments to retirees required by negotiated labor contracts and amortization of plan amendments, recognized over the remaining service life of employees, except for those plan amendments arising from negotiated labor contracts, which are amortized over the length of the contract.

         <PAGE 22>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Pension Assets and Liabilities

     Included in the Statement of Financial Condition is the minimum pension liability for certain unfunded pension plans. The adjustment for the minimum pension liability in the amounts of $504 million and $623 million are offset by intangible pension assets of $212 million and $314 million and accumulated reductions in shareowners' equity of $195 million and $206 million at October 31, 1997 and October 31, 1996, respectively. The changes in shareowners' equity are net of deferred income taxes of $97 million at October 31, 1997 and $103 million at October 31, 1996. The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.

     The funded status of the company's plans as of October 31, 1997 and 1996 and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                              Plans in Which           Plans in Which
                              Assets Exceed         Accumulated Benefits
                           Accumulated Benefits         Exceed Assets
                           --------------------     --------------------
Millions of dollars           1997      1996          1997      1996
------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits ........  $(1,122)  $   (59)      $(1,857)  $(2,672)
  Nonvested benefits .....      (80)       (7)         (207)     (270)
                            -------   -------       -------   -------
    Accumulated benefit
      obligation .........   (1,202)      (66)       (2,064)   (2,942)
Effect of projected
  future compensation
  levels .................      (30)       (3)           (3)      (23)
                            -------   -------       -------   -------
Projected benefit
  obligation .............   (1,232)      (69)       (2,067)   (2,965)
Plan assets at fair value.    1,279        91         1,621     2,336
                            -------   -------       -------   -------
Funded status
  at October 31 ..........       47        22          (446)     (629)
Unamortized pension costs:
    Net losses ...........       29        11           293       332
    Prior service costs ..       12         6            77       113
    (Asset) liability
      at date of transition      32        (1)          135       200
Adjustment for
  the minimum liability           -         -          (504)     (623)
                            -------   -------       -------   -------

Net asset (liability) ....  $   120   $    38       $  (445)  $  (607)
                            =======   =======       =======   =======

     The weighted average rate assumptions used in determining pension costs and the projected benefit obligation were:

                                       1997        1996        1995
--------------------------------------------------------------------
Discount rate used to determine
  present value of projected
  benefit obligation at end of year     7.3%        8.1%        7.8%

Expected long-term rate of return
  on plan assets for the year .....     9.8%        9.0%        9.9%

Expected rate of increase in future
  compensation levels .............     3.5%        3.5%        3.5%

         <PAGE 23>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Other Postretirement Benefits

     In addition to providing pension benefits, the company provides health care and life insurance for a majority of its retired employees, spouses and certain dependents in the United States and Canada.

     In 1993, a trust was established to provide a vehicle for funding the health care liability through company contributions and retiree premiums. The funds in this trust are invested primarily in equity securities. The company was required to make a prefunding contribution of $200 million to the trust on or prior to June 30, 1998. This contribution was made during November 1997.

     The components of expense for other postretirement benefits included in the Statement of Income are as follows:

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Service cost for benefits
  earned during the year ..........   $   13      $   14      $   10
Interest cost on the
  accumulated benefit obligation
  and other .......................       96          84          90
Less expected return on assets ....      (43)        (38)        (30)
                                      ------      ------      ------

Net other postretirement
  benefits expense ................   $   66      $   60      $   70
                                      ======      ======      ======

Actual return on assets ...........   $  102      $   46      $   65
                                      ======      ======      ======

     The funded status of other postretirement benefits as of October 31 is as follows:

Millions of dollars                                1997        1996
--------------------------------------------------------------------
Accumulated other postretirement
  benefit obligation (APBO):
    Retirees and their dependents .               $ (952)     $ (773)
    Active employees eligible
      to retire ...................                 (221)       (244)
Other active participants .........                 (201)       (208)
                                                  ------      ------
Total APBO ........................               (1,374)     (1,225)
Plan assets at fair value .........                  486         401
                                                  ------      ------
APBO in excess of plan assets .....                 (888)       (824)
Unamortized prior service cost ....                   (5)         (6)
Unrecognized net  loss ............                  152          86
                                                  ------      ------
Net liability .....................               $ (741)     $ (744)
                                                  ======      ======

     The weighted average expected return on plan assets was 11.1% for 1997, 10.5% for 1996 and 10% for 1995. The weighted average of discount rates used to determine the accumulated other postretirement benefit obligation was 7.4% and 8.2% at October 31, 1997 and 1996, respectively. For 1998, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 8.2%. The rate is projected to decrease to 5.0% by the year 2004 and remain at that level each year thereafter. If the cost trend rate assumptions were increased by one percentage point for each year, the accumulated postretirement benefit obligation would increase by approximately $167 million and the associated expense recognized for the year ended October 31, 1997 would increase by an estimated $16 million.
         <PAGE 24>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


3.   INCOME TAXES

     The domestic and foreign components of income (loss) before income taxes consist of the following:

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Domestic ..........................   $  239      $  108      $  251
Foreign ...........................        3          (3)         11
                                      ------      ------      ------
Total income before income taxes ..   $  242      $  105      $  262
                                      ======      ======      ======

     The components of income tax expense consist of the following:

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Current:
  Federal ........................    $    8      $    1      $    7
  State and local ................         2           2           2
                                      ------      ------      ------
  Total current expense ..........        10           3           9
                                      ------      ------      ------

Deferred:
  Federal ........................        71          32          77
  State and local ................        11           5          12
                                      ------      ------      ------
  Total deferred expense .........        82          37          89
                                      ------      ------      ------

Total income tax expense .........    $   92      $   40      $   98
                                      ======      ======      ======

     The deferred tax expense does not represent cash payment of income taxes and was primarily generated by the utilization of net operating loss (NOL) carryforwards and the increase of temporary differences, and will not require future cash payments. Consolidated tax payments made during 1997, 1996 and 1995 were $10 million, $3 million and $9 million, respectively.

         <PAGE 25>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


3.   INCOME TAXES   (continued)

     The relationship of the tax expense to income before taxes for 1997, 1996 and 1995 differs from the U.S. statutory rate (35%) because of state income taxes and the benefit of NOLs in foreign countries. The effective tax rates for the years 1997, 1996 and 1995 were 38.0%, 38.1% and 37.4%, respectively.

     Undistributed earnings of foreign subsidiaries were $35 million and $30 million at October 31, 1997 and 1996, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation and U.S. tax would be substantially offset by utilization of NOL carryforwards.

     Taxpaying entities of the company offset all deferred tax assets and liabilities within each tax jurisdiction and present them in a single amount in the Statement of Financial Condition. The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars                                1997        1996
--------------------------------------------------------------------
United States
-------------
Deferred tax assets:
Net operating loss carryforwards .                $  680     $   753
Alternative minimum tax ..........                    19          11
Product liability and warranty ...                    97         100
Other liabilities ................                   168         143
Postretirement benefits ..........                   353         363
                                                  ------      ------
Total deferred tax assets ........                 1,317       1,370
                                                  ------      ------

Deferred tax liabilities:
Prepaid pension assets ............                  (58)        (12)
Depreciation ......................                  (37)        (40)
                                                  ------      ------
Total deferred tax liabilities ....                  (95)        (52)
                                                  ------      ------

Total deferred tax asset ..........                1,222       1,318
Less valuation allowance ..........                 (288)       (288)
                                                  ------      ------
Net deferred tax asset ............               $  934      $1,030
                                                  ======      ======

Foreign
-------
Deferred tax assets:
Net operating loss carryforwards .                $    2      $    2
Postretirement benefits ..........                    19          19
                                                  ------      ------
Total deferred tax assets ........                    21          21
Less valuation allowance .........                   (21)        (21)
                                                  ------      ------
Net deferred tax assets ..........                     -           -
Deferred tax liabilities
  --prepaid pension assets .......                   (16)        (16)
                                                  ------      ------
Net deferred tax liabilities .....                $  (16)     $  (16)
                                                  ======      ======

         <PAGE 26>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


3.   INCOME TAXES (continued)

     A valuation allowance has been provided for those NOL carryforwards and temporary differences which are estimated to expire before they are utilized. Because the foreign tax carryforward period is relatively short, an allowance has been provided against the total deferred tax assets.

     At October 31, 1997, the company had $1,802 million of domestic and $6 million of foreign NOL carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire as follows, in millions of dollars:

                    2000 ...................     $  174
                    2001 ...................        143
                    2002 ...................         47
                    2004 ...................        238
                    2005 ...................          7
                    2006 through 2011 ......      1,199
                                                 ------
                    Total ..................     $1,808
                                                 ======


     Additionally, the reversal of net temporary differences of $1,413 million as of October 31, 1997 will create net tax deductions which, if not utilized previously, will expire subsequent to 2011.

         <PAGE 27>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


4.   MARKETABLE SECURITIES

     The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

     Information related to the company's marketable securities at October 31 is as follows:
                                 1997                   1996
                          ------------------     -------------------
                          Amortized    Fair      Amortized     Fair
Millions of dollars         Cost       Value       Cost        Value
--------------------------------------------------------------------
Corporate securities .      $  150    $  150       $  127     $  126
U.S. government
  securities .........          88        89          152        152
Mortgage and
  asset-backed
  securities .........          86        86           94         94
Foreign government
  securities .........          10        10            5          5
                            ------    ------       ------     ------
    Total debt securities      334       335          378        377
Equity securities ....          16        21           14         17
                            ------    ------       ------     ------

Total marketable
  securities .........      $  350    $  356       $  392     $  394
                            ======    ======       ======     ======

     Contractual maturities of marketable debt securities at October 31 are as follows:
                                 1997                   1996
                          ------------------     -------------------
                          Amortized    Fair      Amortized     Fair
Millions of dollars         Cost       Value       Cost        Value
--------------------------------------------------------------------
Due in one year
  or less ............      $  113    $  114       $   66     $   66
Due after one year
  through five years .         100       100          189        188
Due after five years
  through ten years ..          25        25           23         23
Due after ten years ..          10        10            6          6
                            ------    ------       ------     ------
                               248       249          284        283
Mortgage and
  asset-backed
  securities .........          86        86           94         94
                            ------    ------       ------     ------

Total debt securities.      $  334    $  335       $  378     $  377
                            ======    ======       ======     ======

     Gross gains and losses realized on sales or maturities of marketable securities were not material for each of the two years. At October 31, 1997 and 1996, a domestic insurance subsidiary had $15 million and $17 million, respectively, of marketable securities which were on deposit with various state departments of insurance or otherwise not available. These securities are included in total marketable securities balances at October 31, 1997 and 1996.

         <PAGE 28>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

5.   RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                                1997        1996
--------------------------------------------------------------------
Accounts receivable ..............               $   671     $   560
Retail notes and lease financing .                   706         733
Wholesale notes ..................                    46         101
Amounts due from sales
  of receivables .................                   233         264
Notes receivable .................                   101           -
Other ............................                    29          28
Allowance for losses .............                   (31)        (31)
                                                  ------      ------
   Total receivables, net ........                $1,755      $1,655
                                                  ======      ======

     NFC purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from Transportation's operations in the United States.

     A portion of NFC's funding for retail and wholesale notes comes from sales of receivables by NFC to third parties with limited recourse. Proceeds from sales of retail notes receivable, net of underwriting costs, were $958 million in 1997, $982 million in 1996 and $727 million in 1995. Uncollected sold retail and wholesale receivable balances totaled $1,968 million and $1,866 million as of October 31, 1997 and 1996, respectively.

     Contractual maturities of accounts receivable, retail notes and lease financing and wholesale notes, including unearned finance income, at October 31, 1997 were: 1998 - $950 million, 1999 - $195 million, 2000 -
$161 million, 2001 - $131 million, 2002 - $91 million, and 2003 and thereafter - $18 million. Unearned finance income totaled $123 million at October 31, 1997. Notes receivable are due upon demand from a limited partnership that invests in S&P 500 stock index arbitrage.

         <PAGE 29>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


6.   INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                                1997        1996
--------------------------------------------------------------------
Finished products ................                $  212      $  242
Work in process ..................                   106          97
Raw materials and supplies .......                   165         124
                                                  ------      ------
Total inventories ................                $  483      $  463
                                                  ======      ======


7.  PROPERTY AND EQUIPMENT

     At October 31, property and equipment includes the following:

Millions of dollars                                1997        1996
--------------------------------------------------------------------
Land ............................                 $   18      $   12
                                                  ------      ------
Buildings, machinery
  and equipment at cost:
    Plants ......................                  1,200       1,241
    Distribution ................                     86          79
    Construction in progress ....                    117          58
    Other .......................                    261         222
                                                  ------      ------
      Subtotal ..................                  1,664       1,600
                                                  ------      ------

  Total property ................                  1,682       1,612

  Less accumulated depreciation
    and amortization ............                   (847)       (842)
                                                  ------      ------

    Total property
      and equipment, net ........                 $  835      $  770
                                                  ======      ======

     Total property includes property under capitalized lease obligations of $25 million at October 31, 1997 and 1996. In addition, other property includes vehicles under operating leases to third parties of $150 million at October 31, 1997 and $116 million at October 31, 1996.

         <PAGE 30>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


8.  DEBT

Millions of dollars                                1997        1996
--------------------------------------------------------------------
Manufacturing operations
  Notes payable and current
    maturities of long-term debt .                $   13      $   14
                                                  ------      ------
  9% Sinking Fund Debentures,
    due 2004 .....................                    45          53
  8% Secured Note, due 2002,
    secured by plant assets ......                    21          26
  Capitalized leases and other ...                    13          22
                                                  ------      ------
      Total long-term debt .......                    79         101
                                                  ------      ------
Manufacturing operations debt ....                    92         115
                                                  ------      ------
Financial services operations
  Commercial paper ...............                   141          99
  Capitalized leases .............                    13           -
                                                  ------      ------
      Total short-term debt ......                   154          99
                                                  ------      ------

  Asset-backed commercial paper
    program, variable rate,
    due 2001 .....................                   400         402
  Bank revolver, variable rate,
    due 2001 .....................                   393         704
                                                  ------      ------
      Total senior debt ..........                   793       1,106
                                                  ------      ------

  8 7/8% Subordinated Senior Notes
    due 1998 .....................                    94         100
  9% Subordinated Senior Notes
    due 2002 .....................                   100           -
                                                  ------      ------
      Total subordinated term debt                   194         100
                                                  ------      ------

  Capitalized leases, 5.2% to 5.6%,
    due 2002 .....................                    83           -
                                                  ------      ------

      Total long-term debt .......                 1,070       1,206
                                                  ------      ------

Financial services operations debt                 1,224       1,305
                                                  ------      ------

Total debt .......................                $1,316      $1,420
                                                  ======      ======

     The effective annual interest rate on Manufacturing notes payable was 8.3% in 1997 and 8.9% in 1996. Consolidated interest payments were $66 million, $83 million and $82 million in 1997, 1996 and 1995, respectively.

     NFC issues commercial paper with varying terms and has short-term borrowings with various banks on a noncommitted basis. Compensating cash balances and commitment fees are not required under these borrowings.

         <PAGE 31>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


8.   DEBT (continued)

     The aggregate annual maturities and sinking fund requirements for debt for the years ended October 31 are as follows:

                                              Financial
                          Manufacturing       Services
Millions of dollars         Operations        Operations       Total
--------------------------------------------------------------------
1998 ................        $    13           $   154       $   167
1999 ................             15               111           126
2000 ................             15                25            40
2001 ................             15               820           835
2002 ................             14               114           128
Thereafter ..........             20                 -            20

Weighted average
  interest rate on
  total debt,
  including short-term,
  and the effect of
  discounts and related
  amortization
  for the years ended:

    October 31, 1997.           10.3%              6.4%          6.8%
    October 31, 1996.            9.7%              6.5%          6.8%

     At October 31, 1997, NFC has a $925 million contractually committed bank revolving credit facility and a $400 million asset-backed commercial paper (ABCP) program supported by a bank liquidity facility. Available funding under the ABCP program is comprised of a $400 million liquidity facility plus $14 million of trust certificates issued in connection with the formation of the ABCP trust.

     Available funding under the amended and restated credit facility and the ABCP program was $546 million, of which $141 million provided funding backup for the outstanding short-term debt at October 31, 1997. The remaining $405 million when combined with unrestricted cash and cash equivalents made $416 million available to fund the general business purposes of NFC at October 31, 1997.

     NFC's  wholly owned subsidiaries, Navistar Financial Retail
Receivables Corporation (NFRRC) and Navistar Financial Securities
Corporation (NFSC), have a limited purpose of purchasing retail and wholesale receivables, respectively, and transferring an undivided ownership interest in such notes to investors in exchange for pass-through notes and certificates. The subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to NFC or affiliated companies.

         <PAGE 32>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

8.   DEBT (continued)

     NFSC has in place a $600 million revolving wholesale note trust that provides for the continuous sale of eligible wholesale notes on a daily basis. The trust is comprised of two $100 million tranches of investor certificates maturing in 1998 and 1999 and two $200 million tranches maturing in 2003. At October 31, 1997, the remaining shelf registration available to NFSC for issuance of investor certificates was $200 million.

     During 1997, NFC sold $987 million of retail notes, net of unearned finance income, through NFRRC to two individual owner trusts. The owner trusts in turn sold notes and certificates to investors. The net proceeds, after underwriting costs and credit enhancements, were used by NFC for general working capital purposes. At October 31, 1997, the remaining shelf registration available to NFRRC for issuance of asset-backed securities was $1,473 million.

     In November 1997, NFC sold $500 million of retail notes, net of unearned finance income, through NFRRC. The net proceeds were used for general working capital purposes.

     During 1997, NFC entered into sale/leaseback agreements involving vehicles that were already subject to retail finance and operating leases with end users. The remaining balance as of October 31, 1997 is classified under Financial Services operations as capitalized leases. These agreements grant a security interest in the underlying vehicles and lease receivables to the purchasers.

     During November 1997, the company arranged financing for $125 million of funds denominated in U.S. dollars and Mexican pesos to be used for development of the company's Mexican operations.

9.   OTHER LIABILITIES

     Major classifications of other liabilities at October 31 are as follows:

Millions of dollars                                1997        1996
--------------------------------------------------------------------
Product liability and warranty ...                $  285      $  293
Loss reserves
  and unearned premiums ..........                    99         113
Employee incentive programs ......                    93          10
Payroll, commissions
  and employee related benefits ..                    83          73
Long-term disability
  and workers' compensation ......                    54          55
Taxes ............................                    59          44
Environmental ....................                    27          23
Interest .........................                    13           9
Other ............................                   181         199
                                                  ------      ------

  Total other liabilities ........                $  894      $  819
                                                  ======      ======

     During the fourth quarter of 1996, the company recorded a one-time $35 million pretax charge for costs related to the termination of its next generation truck program. In August 1997, the company and the United Auto Workers reached agreement on a master contract extension that enabled the company to reinstate its next generation truck program. The remaining accrual at the time of the announcement was not material.

         <PAGE 33>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)

10.   FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

      The carrying amounts of financial instruments, as reported in the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31 are as follows:

                                 1997                   1996
                          ------------------     -------------------
                          Carrying     Fair      Carrying      Fair
Millions of dollars        Amount      Value      Amount       Value
--------------------------------------------------------------------
Receivables, net .....     $1,755     $1,764      $1,655      $1,658
Investments
  and other assets ...        332        343         213         221
Debt .................      1,316      1,321       1,420       1,414


     Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 4.

     Customer receivables, wholesale notes, retail and wholesale accounts, notes receivable, and other variable-rate retail notes approximate fair value as a result of the short-term maturities of the financial instruments. The fair value of truck retail notes is estimated based on quoted market prices of similar sold receivables. The fair value of amounts due from sales of receivables is estimated by discounting expected cash flows at estimated current market rates.

     The fair value of investments and other assets is estimated based on quoted market prices or by discounting future cash flows.

     The short-term debt and variable-rate borrowings under NFC's bank revolving credit agreement, which is repriced frequently, approximate fair value. The fair value of long-term debt is estimated based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments or discounting future cash flows.

         <PAGE 34>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


10.  FINANCIAL INSTRUMENTS   (continued)

Derivatives Held or Issued for Purposes Other Than Trading

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds.

     NFC manages its exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt, by selling fixed rate retail receivables on a fixed rate basis and, to a lesser extent, by utilizing derivative financial instruments. These instruments may include interest rate swaps, interest rate caps and forward interest rate contracts. NFC manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. Notional amounts are used to measure the volume of derivative financial instruments and do not represent exposure to credit loss.

     NFC enters into forward interest rate contracts to manage its exposure to fluctuations in the fair value and resulting funding costs from the anticipated securitization and sale of retail notes. NFC manages interest rate risk by entering into either forward contracts to sell fixed debt securities or interest rate swaps whose fair values are highly correlated with the fair value of NFC's receivables. Gains or losses incurred with the closing of these agreements are included as a component of the gain or loss on sale of receivables.

     During 1997, NFC entered into $500 million of interest rate hedge agreements in anticipation of the November 1997 sale of retail receivables. These hedge agreements were closed in conjunction with the pricing of the sale, and the loss at October 31, 1997, which was not material, was deferred and reduced the gain recognized on the sale of receivables in November 1997.

         <PAGE 35>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


11.  COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS,
     CONCENTRATIONS, AND LEASES

Commitments, contingencies and restricted assets

     At October 31, 1997, commitments for capital expenditures in progress were approximately $137 million.

     NFC's maximum exposure under all receivable sale recourse provisions at October 31, 1997 was $246 million; however, management believes that the allowance for credit losses on sold receivables is adequate.

     At October 31, 1997, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The company is subject to maximum recourse of $261 million on retail contracts and $13 million on retail leases. In addition, as of October 31, 1997, the company is contingently liable for approximately $49 million for various guarantees and buyback programs; however, based on historical loss trends, the company's exposure is not considered material.

     The Canadian operating subsidiary, NFC and certain other subsidiaries included in financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to Transportation in the form of dividends or loans and advances. At October 31, 1997, the maximum amount of dividends which were available for distribution under the most restrictive covenants was $62 million.

     The company and Transportation are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1997.

Concentrations

     At October 31, 1997, the company employed 10,593 hourly workers and 5,434 salaried workers in the United States and Canada. Approximately 93% of the hourly employees and 23% of the salaried employees are represented by unions. Of these represented employees, 91% of the hourly workers and 94% of the salaried workers are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace, and Agricultural Implement Workers of Canada (CAW). During August 1997, the company's current master contract with the UAW was extended from October 1, 1998 to October 1, 2002. The collective bargaining agreement with the CAW expires on October 24, 1999.

     Reflecting higher consumer demand for light trucks and vans, sales of mid-range diesel engines to Ford Motor Company were 14% of consolidated sales and revenues in 1997 and 1996 and 12% in 1995. During 1997, the company entered into a ten-year agreement, effective with model year 2003, to continue supplying Ford Motor Company with diesel engines for use in its diesel-powered light trucks and vans.

         <PAGE 36>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


11.  COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS,
     CONCENTRATIONS, AND LEASES (continued)

Leases

     The company has long-term noncancellable leases for use of various equipment and facilities. Lease terms are generally for five to 25 years and, in many cases, provide for renewal options. The company is generally obligated for the cost of property taxes, insurance and maintenance. The company leases office buildings, distribution centers, furniture and equipment, machinery and equipment, and computer equipment.

     The majority of the company's lease payments are for operating leases. At October 31, 1997, future minimum lease payments under operating leases having lease terms in excess of one year are: 1998 - $36 million, 1999 - $34 million, 2000 - $33 million, 2001 - $20 million, 2002
- $15 million and thereafter - $42 million. Total operating lease expense was $40 million in 1997, $35 million in 1996 and $42 million in 1995. Income received from sublease rentals was $6 million in 1997, 1996 and 1995, respectively.

12.  LEGAL PROCEEDINGS

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

13.  ENVIRONMENTAL MATTERS

     In the fourth quarter of 1994, Transportation recorded a $20 million charge, net of $13 million of income taxes, as a loss of discontinued operations related to environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. Included in the charge was an anticipated $11 million payment to the Economic Development Administration, a division of the U.S. Department of Commerce, in settlement of commercial and environmental disputes related to the Wisconsin Steel property. In 1997, the U.S. Department of Justice and Transportation approved the final consent decree related to the Wisconsin Steel property and the company paid the $11 million to the Economic Development Administration.

     The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

         <PAGE 37>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


14.  INDUSTRY SEGMENT DATA

     Information concerning operations by industry segment is as follows:

                                            Financial
                        Manufacturing        Services
Millions of dollars       Operations        Operations       Consolidated
-------------------------------------------------------------------------
October 31, 1997
----------------
Total sales
  and revenues .......      $6,191            $  239            $6,371
Operating profit .....         873               101               924
Depreciation
  and amortization ...          97                23               120
Capital expenditures .         172                 -               172
Identifiable assets ..       4,111             1,857             5,516

October 31, 1996
----------------
Total sales
  and revenues .......      $5,550            $  258            $5,754
Operating profit .....         690               109               755
Depreciation
  and amortization ...          90                15               105
Capital expenditures .         117                 -               117
Identifiable assets ..       3,815             1,843             5,326

October 31, 1995
----------------
Total sales
  and revenues .......      $6,168            $  235            $6,342
Operating profit .....         845                80               870
Depreciation
  and amortization ...          75                11                86
Capital expenditures .         139                 -               139
Identifiable assets ..       4,018             1,922             5,566


     Intersegment sales and revenues were not material in 1997, 1996 or 1995. Transactions between manufacturing operations and financial services operations have been eliminated from the consolidated column.

         <PAGE 38>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


15.  PREFERRED AND PREFERENCE STOCKS

     The company's Nonconvertible Junior Preference Stock Series A is held for the Retiree Supplemental Benefit Program by the Supplemental Trust which is currently entitled to elect two members to the company's Board of Directors. The UAW holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the company's Board of Directors. At October 31, 1997, there was one share each of Series A and Series B Preference stock authorized and outstanding. The value of the preference shares is minimal.

     Other information pertaining to preferred and preference stocks outstanding is summarized as follows:

                           Series G Convertible  Series D Convertible
                           Cumulative Preferred    Junior Preference
---------------------------------------------------------------------

Number authorized
  and issued .............       4,800,000              3,000,000
Number outstanding .......       4,800,000                175,000

Optional redemption price
  and liquidation
  preference .............     $50 per share          $25 per share
                                plus accrued           plus accrued
                                 dividends              dividends

Conversion rate per share
  into Common Stock
  (subject to adjustment
  in certain circumstances)    0.133 shares            0.3125 shares

Ranking as to dividends
  and upon liquidation ..   Senior to all other      Senior to Common;
                             equity securities      junior to Series G

Dividend rate ............  Annual rate of $6.00     120% of the cash
                                 per share,              dividends
                            payable quarterly       on Common Stock as
                                                   declared on a common
                                                     equivalent basis


Dividends may be paid out of surplus as defined under Delaware corporation law. At October 31, 1997, the company had such defined surplus of $1,007 million.
-------------------------------------------------------------------------

         <PAGE 39>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


16.  COMMON SHAREOWNERS' EQUITY

     Changes in the common shareowners' equity accounts are as follows:

Millions of dollars                    1997        1996        1995
--------------------------------------------------------------------
Common Stock
Beginning of year ................   $ 1,642     $ 1,641     $ 1,628
Conversion of Class B
  Common Stock and other .........        17           1          13
                                     -------     -------     -------
End of year ......................   $ 1,659     $ 1,642     $ 1,641
                                     -------     -------     -------

Class B Common Stock
Beginning of year ................   $   491     $   491     $   501
Repurchase of stock ..............       (20)          -         (10)
                                     -------     -------     -------
End of year ......................   $   471     $   491     $   491
                                     -------     -------     -------

Retained Earnings (Deficit)
Beginning of year ................   $(1,431)    $(1,478)    $(1,538)
Net income .......................       150          65         164
Preferred dividends ..............       (29)        (29)        (22)
Minimum pension liability
  adjustments and other ..........         9          11         (82)
                                     -------     -------     -------
End of year ......................   $(1,301)    $(1,431)    $(1,478)
                                     -------     -------     -------

Common Stock Held in Treasury
Beginning of year ................   $   (30)    $   (28)    $   (18)
Repurchase of Common Stock
  and other ......................       (23)         (2)        (10)
                                     -------     -------     -------
End of year ......................   $   (53)    $   (30)    $   (28)
                                     -------     -------     -------

Common Stock

     The company has authorized 110 million shares of Common Stock with a par value of $.10 per share and 26 million shares of Class B Common Stock with a par value of $.10 per share and restricted voting rights and transfer provisions. At October 31, 1997 and 1996, there were 49.3 million and 49.4 million shares of Common Stock outstanding, net of Common Stock held in Treasury, respectively. The number of shares of Class B Common Stock outstanding at October 31, 1997 and 1996 was 23.1 million and
24.3 million, respectively. The remaining Class B Common Stock will convert into Common Stock on June 30, 1998.

         <PAGE 40>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


17.  STOCK COMPENSATION PLANS

     The company has stock-based compensation plans, approved by the Committee on Organization of the Board of Directors, which provide for granting of stock options to employees for purchase of Common Stock at the fair market value of the stock on the date of grant. The grants are generally exercisable after one year and generally have a ten-year life.

     The company has elected to continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the company's Common Stock at the date of grant. Had compensation cost for the plans been determined based upon the fair value at the grant date consistent with SFAS 123, pro forma net income would have been $147 million in 1997 and $63 million in 1996 and pro forma earnings per share would have been $1.61 in 1997 and $0.46 in 1996. The pro forma effect on net income for 1997 and 1996 may not be representative of the pro forma effect on net income of future years because it does not take into consideration pro forma compensation expense relating to grants made prior to November 1, 1995.

     The weighted-average fair values at date of grant for options granted during 1997 and 1996 were $5.71 and $5.34, respectively, and were estimated using the Black-Scholes option-pricing model with the following assumptions:

                                1997         1996
                                ----         ----

Risk-free interest rate         6.6%          6.1%
Dividend yield                    0%            0%
Expected volatility            29.8%         30.9%
Expected life in years           10            10

     The following summarizes stock option activity for the years ended October 31:

                             1997                      1996                      1995
                      --------------------      --------------------       ------------------
                                  Weighted                  Weighted                 Weighted
                                   Average                   Average                  Average
                                   Exercise                  Exercise                Exercise
Shares in Thousands   Shares        Price       Shares        Price       Shares       Price
-------------------   ------      --------      ------      --------      ------     --------
Options outstanding
  at beginning
  of period .......    2,346       $20.34        1,762       $24.25        1,163      $30.08
Granted ...........      876        10.13          718        10.45          642       13.58
Exercised .........     (715)       12.45            -            -            -           -
Canceled ..........      (77)       28.52         (134)       18.75          (43)      22.46
                       -----       ------       ------       ------       ------      ------

Options outstanding
  at year end .....    2,430       $18.73        2,346       $20.34        1,762      $24.25
                      ======       ======       ======       ======       ======      ======

Options exercisable
  at year end .....    1,579       $23.35        1,682       $24.25        1,140      $30.07
                      ======       ======       ======       ======       ======      ======

Options available
  for grant at
  year end ........        -                         -                         -
                      ======                    ======                    ======

         <PAGE 41>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


17.  STOCK COMPENSATION PLANS  (continued)

     The following table summarizes information about stock options outstanding and exercisable at October 31, 1997.

                                 Outstanding Options              Options Exercisable
                       ----------------------------------------  ----------------------
                                       Weighted
                                        Average      Weighted                  Weighted
       Range of           Number       Remaining      Average      Number       Average
       Exercise         Outstanding    Contractual   Exercise   Exercisable    Exercise
        Prices        (in thousands)      Life        Price   (in thousands)     Price
  ----------------    -------------- - -----------   -------- --------------   --------

  $  9.31 - $13.75         1,448           8.5        $10.70         649         $12.11
    17.40 -  25.63           686           6.5        $23.52         642          23.93
    27.96 -  37.50           113           5.5        $36.78         105          37.43
    43.75 -  61.88           156           3.5        $49.49         156          49.49
    68.12 -  91.25            27           1.1        $73.09          27          73.09

18.  SELECTED QUARTERLY FINANCIAL DATA  (Unaudited)

              1st Quarter      2nd Quarter      3rd Quarter      4th Quarter
              -----------      -----------      -----------      -----------
(Millions
of dollars
except per
share data)   1997    1996     1997    1996     1997     1996    1997     1996
------------------------------------------------------------------------------

Sales and
  revenues   $1,296  $1,432   $1,551  $1,480   $1,586   $1,391  $1,938   $1,451
             ======  ======   ======  ======   ======   ======  ======   ======
Manufactur-
  ing gross
  margin      13.6%   12.2%    13.8%   13.7%    13.8%    12.6%   15.2%    11.6%
             ======  ======   ======  ======   ======   ======  ======   ======

Net income   $   15  $   22   $   30  $   26   $   35   $   17  $   70   $    -
Net income
  (loss) per
  common
  share      $  .10  $  .20   $  .31  $  .26   $  .38   $  .13  $  .85   $ (.10)

Market
  price
  range
  - Common
     Stock
       High  $10 3/8 $12 1/8  $11 3/8 $12      $21 5/16 $12     $29 1/2  $10 3/8
       Low   $ 9     $ 9 1/2  $ 9 1/8 $ 9 1/2  $11 1/4  $9 1/8  $17 1/4  $ 8 1/2


     Net income per common share is computed independently based on the weighted average number of Common and Class B Common shares at the end of each quarter.

         <PAGE 42>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


19. SUPPLEMENTAL FINANCIAL INFORMATION AS OF OCTOBER 31
    AND FOR THE YEARS THEN ENDED(Unaudited)


Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars:

Condensed Statement of Income                1997          1996           1995
-----------------------------             ---------      --------       --------
Sales of manufactured products ...        $  6,147       $  5,508       $  6,125
Other income .....................              44             42             43
                                          --------       --------       --------
     Total sales and revenues ....           6,191          5,550          6,168
                                          --------       --------       --------

Cost of products sold ............           5,274          4,818          5,280
Postretirement benefits ..........             214            219            205
Engineering and research expense .             124            129            113
Marketing and administrative expense           332            282            277
Other expenses ....................             83             80             93
                                          --------       --------       --------
Total costs and expenses ..........          6,027          5,528          5,968
                                          --------       --------       --------
Income before income taxes
  Manufacturing operations ........            164             22            200
  Financial services operations ...             78             83             62
                                          --------       --------       --------
    Income before income taxes ....            242            105            262
Income tax expense ................             92             40             98
                                          --------       --------       --------
Net income ........................       $    150       $     65       $    164
                                          ========       ========       ========

Condensed Statement
  of Financial Condition                     1997           1996
------------------------                   --------       -------
Cash, cash equivalents
  and marketable securities .......        $    802       $    707
Inventories .......................             483            463
Property and equipment, net .......             706            666
Equity in nonconsolidated
  subsidiaries ....................             322            306
Other assets ......................             864            643
Deferred tax asset, net ...........             934          1,030
                                           --------       --------
     Total assets .................        $  4,111       $  3,815
                                           --------       --------

Accounts payable ..................        $  1,060       $    771
Postretirement benefits liabilities           1,178          1,344
Other liabilities .................             853            784
Shareowners' equity ...............           1,020            916
                                           --------       --------
     Total liabilities
       and shareowners' equity ....        $  4,111       $  3,815
                                           ========       ========

         <PAGE 43>

                       NOTES TO FINANCIAL STATEMENTS
                                (Continued)


19.  SUPPLEMENTAL FINANCIAL INFORMATION AS OF OCTOBER 31
     AND FOR THE YEARS THEN ENDED(Unaudited)
     (Continued)

Condensed Statement of Cash Flow             1997           1996           1995
--------------------------------          ---------      --------       --------
Cash flow from operations
Net income .......................        $    150       $     65       $    164
Adjustments to reconcile net
  income to cash provided
  by operations:
     Depreciation and amortization              97             90             75
     Equity in earnings of
       nonconsolidated companies,
       net of dividends received .              (8)           (24)           (28)
     Deferred income taxes .......              82             37             89
     Other, net ..................             (26)             4            (66)
Change in operating assets
  and liabilities ................             143           (172)           166
                                          --------       --------       --------
Cash provided by operations ......             438              -            400
                                          --------       --------       --------

Cash flow from investment programs
Purchase of marketable securities.            (428)          (501)          (646)
Sales or maturities
  of marketable securities .......             454            665            399
Capital expenditures .............            (172)          (117)          (139)
Loan to NFC ......................             (99)             -              -
Other investment programs, net ...               4             (8)             8
                                          --------       --------       --------
Cash (used in) provided by
  investment programs ...........             (241)            39           (378)
                                          --------       --------       --------

Cash flow from financing activities            (76)           (48)           (60)
                                          --------       --------       --------

Cash and cash equivalents
  Increase (decrease)
    during the year .............              121             (9)           (38)
  At beginning of the year ......              452            461            499
                                          --------       --------       --------

Cash and cash equivalents
  at end of the year ............         $    573       $    452       $    461
                                          ========       ========       ========

         <PAGE 44>

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA
----------------------------------------------------------------------------------------------------------
For the Years Ended October 31
(Millions of dollars,
except per share data
market share, and units shipped)                    1997        1996        1995        1994        1993
-----------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Total sales and revenues .......................   $6,371      $5,754      $6,342      $5,337      $4,721

Income (loss) of continuing operations .........      150          65         164         102        (273)

Net income (loss)(a) ...........................      150          65         164          82        (501)

Income (loss) per common share
  of continuing operations .....................     1.65         .49        1.83         .99       (8.63)

Net income (loss) per common share .............     1.65         .49        1.83         .72      (15.19)

Average number of Common, Class B Common
   and dilutive common equivalent shares
   outstanding (millions) ......................     73.6        73.8        74.3        74.6        34.9
-----------------------------------------------------------------------------------------------------------
FINANCIAL DATA

Total assets ...................................    5,516       5,326       5,566       5,047       5,060

Debt
   Manufacturing operations ....................       92         115         127         127         175
   Financial services operations ...............    1,224       1,305       1,330       1,091       1,199
                                                   ------      ------      ------      ------      ------
Total debt .....................................    1,316       1,420       1,457       1,218       1,374

Shareowners' equity ............................    1,020         916         870         817         775

Total manufacturing operations debt as a
  percent of total manufacturing capitalization.      8.3%       11.2%       12.7%       13.4%       18.4%
Return on equity (b) ...........................     14.7%        7.1%       18.9%       12.5%      (35.2)%
-----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DATA

Capital expenditures ...........................      172         117         139          87         110
Engineering and research expense ...............      124         129         113          97          94
-----------------------------------------------------------------------------------------------------------
OPERATING DATA

United States and Canadian market share (c) ....     28.6%       27.5%       26.7%       27.0%       27.6%
Unit shipments
  Trucks .......................................  104,400      95,200     112,200      95,000      87,200
  OEM engines ..................................  184,000     163,200     154,200     130,600     118,200
Service parts sales ............................      806         760         730         714         632

 (a) In the third quarter of 1993, the company adopted SFAS 106 and SFAS 109 retroactive to November 1, 1992.

 (b)  Return on equity is calculated based on income of continuing operations.

 (c) Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8).

         <PAGE 45>

INFORMATION FOR OUR INVESTORS

About Your Stock

     Navistar International Corporation Common Stock is listed on the New York, Chicago and Pacific Stock Exchanges and is quoted as "Navistar" in stock table listings in daily newspapers. The abbreviated stock symbol is "NAV."

     The stock transfer agent who can answer inquiries about your Navistar International Corporation Common Stock such as name changes, changes of address or missing certificates is: Harris Trust and Savings Bank, 311 West Monroe Street, 11th Floor, Chicago, Illinois 60606; Telephone: (312) 360-5101.

     For information about other shareowner matters, contact: Investor Relations, Navistar International Corporation, 455 North Cityfront Plaza Drive, Chicago, Illinois 60611; Telephone: (312) 836-2143.

     There were approximately 57,949 owners of Common Stock at October 31,
1997.

Annual Meeting

     The 1998 Annual Meeting of Shareowners is scheduled to take place at 10:15 a.m., CST on March 24, 1998, at the Art Institute of Chicago in the Arthur Rubloff Auditorium.

     Shareowners are invited to attend this meeting, take part in discussions of company affairs and meet personally with the directors and officers responsible for the operations of Navistar.

     A Proxy Statement and Form of Proxy will be mailed to each shareowner on or about February 2, 1998.

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

         <PAGE 46>

Reports and Publications

     A copy of the company's 1997 Annual Report on Form 10-K to the Securities and Exchange Commission will be provided, without charge, to shareowners upon written request to the Corporate Secretary, Corporate Headquarters, after January 31, 1998.

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

     Navistar encourages shareowners to take advantage of these electronic databases and the "Company News on Call" service to access the company's quarterly financial results on the same day that the results are announced. Navistar's 1998 quarterly financial results will be announced on the following dates:

                       First quarter      February 12, 1998
                       Second quarter     May 14, 1998
                       Third quarter      August 13, 1998
                       Fourth quarter     December 3, 1998

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

         <PAGE 47>

                                    Directors and Officers


Navistar International Corporation (As of December 19, 1997)
------------------------------------------------------------------------------------------------------------------------------------
Board of Directors                                                                                     Principal Officers
John R. Horne                      Jerry E. Dempsey                 Michael N. Hammes                  John R. Horne
Chairman, President                Retired Chairman and             Former Chairman and                Chairman, President
  and Chief Executive Officer        Chief Executive Officer          Chief Executive Officer            and Chief Executive Officer
Navistar International Corporation PPG Industries, Inc.             The Coleman Company, Inc.          Donald DeFosset, Jr.
Committees: 1[Chair]               Diversified Global Manufacturer  Manufacturer and Distributor       Executive Vice President
                                     of Glass, Protective Coatings    of Camping and Outdoor              and President, Truck Group
William F. Andrews                   and Chemicals                    Recreational Products            Robert C. Lannert
Chairman                           Committees: 1, 2 [Chair]           and Hardware/Home Products       Executive Vice President
Schrader-Bridgeport                            3, 6 [Chair]         Committees: 3, 5                     and Chief Financial Officer
  International Inc.                                                                                   Robert A. Boardman
Manufacturer of Tire Valves        John F. Fiedler                  Allen J. Krowe                     Senior Vice President
  and Valve Accessories            Chairman, President and          Retired Vice Chairman                and General Counsel
Chairman                             Chief Executive Officer        Texaco, Inc.                       Thomas M. Hough
Scovill Fasteners, Inc.            Borg-Warner Automotive, Inc.     Global Energy Company              Vice President and Treasurer
Manufacturers of Apparel           Supplier of Engineered           Committees: 3, 4                   J. Steven Keate
  and Industrial Fasteners           Components and Systems                                            Vice President and Controller
Committees: 1, 2, 3 [Chair], 6     Committees: 2, 5, 6              Robert C. Lannert                  Steven K. Covey
                                                                    Executive Vice President           Corporate Secretary
Dr. Andrew F. Brimmer              Mary Garst                         and Chief Financial Officer
President                          Manager, Cattle Division         Navistar International Corporation
Brimmer & Company, Inc.            Garst Company
Economic and Financial             Agri-Business Company            Walter J. Laskowski                Committees:
  Consulting                       Committees: 1, 4, 5 [Chair]      International Vice President       1  Executive
Committees: 1, 3, 4 [Chair],                                          of the UAW                       2  Organization
            5, 6                   John T. Grigsby                  Committees: 1, 3, 4                3  Finance
                                   President                                                           4  Audit
John D. Correnti                   John Grigsby and                 William F. Patient                 5  Public Policy
Chief Executive Officer,             Associates, Inc.               Chairman of the Board, President   6  Strategic Initiatives
  President and Vice Chairman      Provider of Strategic              and Chief Executive Officer
Nucor Corporation                    and Operational                The Geon Company
Steel Manufacturer                   Consulting to                  Manufacturer of Polyvinyl
Committees: 2, 4, 6                  Financially                      Chloride (PVC) Resins and
                                     Distressed                       Compounds
William C. Craig                     Companies                      Committees: 2, 4
Former Executive Vice President    Committees:  4, 5
Mack Trucks
Manufacturer of Trucks
Committees: 1, 2, 3





Navistar International Transportation Corp.
__________________________________________________________________________________________________________________________________

Principal Officers                 Group Vice Presidents            Senior Vice Presidents             Vice Presidents

John R. Horne                      John J. Bongiorno                Robert A. Boardman                 Thomas M. Hough
Chairman, President                General Manager                  General Counsel                    Treasurer
  and Chief Executive Officer      Financial Services               Joseph V. Thompson                 J. Steven Keate
Donald DeFosset, Jr.               R. Gary Diaz                     Employee Relations                 Controller
Executive Vice President           Chief Technical Officer            and Administration               James L. Simonton
  and President Truck Group        Truck Group                                                         Purchasing and
Robert C. Lannert                  David J. Johanneson              Secretary                            Supplier Development
Executive Vice President           Truck Businesses                 Gregory Lennes                     Brian B. Whalen
  and Chief Financial Officer      James T. O'Dare, Jr.                                                Public Affairs
                                   Sales and Distribution
                                   Daniel C. Ustian
                                   General Manager
                                   Engine and Foundry
                                   Dennis W. Webb
                                   International Operations