Form 10-K, Exhibit 13
period 1998-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1998-12-22
CIK 808450

                                                                      EXHIBIT 13

FINANCIAL INFORMATION


Management's Discussion and Analysis of Results
    of Operations and Financial Condition............................       2

Statement of Financial Reporting Responsibility......................      13

Independent Auditors' Report.........................................      14

Financial Statements

    Statement of Income..............................................      15
    Statement of Financial Condition.................................      16
    Statement of Cash Flow...........................................      17

Notes to Financial Statements

        1    Summary of accounting policies..........................      18
        2    Postretirement benefits.................................      22
        3    Income taxes............................................      25
        4    Marketable securities...................................      28
        5    Receivables.............................................      29
        6    Inventories.............................................      30
        7    Property and equipment..................................      30
        8    Debt....................................................      31
        9    Other liabilities.......................................      34
       10    Financial instruments...................................      35
       11    Commitments, contingencies, restricted assets,
               concentrations and leases.............................      37
       12    Legal proceedings and environmental matters.............      38
       13    Industry segment data...................................      39
       14    Preferred and preference stocks.........................      41
       15    Common shareowners' equity..............................      42
       16    Earnings per share......................................      43
       17    Stock compensation plans................................      44
       18    Selected quarterly financial data (unaudited)...........      46


Supplemental Financial Information (unaudited).......................      47

Five -Year Summary of Selected Financial and Statistical Data........      48

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

     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. The company's manufacturing operations are engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in Mexico, Brazil and other selected export markets. The financial services operations of the company provide wholesale, retail and lease financing, and domestic commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system.

     The discussion and analysis reviews the operating and financial results, and liquidity and capital resources of manufacturing operations and financial services operations. Manufacturing operations include the financial results of the financial services operations included on a one-line basis under the equity method of accounting. Financial services operations include Navistar Financial Corporation (NFC) and the company's foreign finance companies. See Note 1 to the Financial Statements.

RESULTS OF OPERATIONS

     The company reported net income of $299 million for 1998, or $4.11 per diluted common share, reflecting higher sales of manufactured products as well as a $45 million reduction in the company's tax valuation allowance. Net income was $150 million, or $1.65 per diluted common share in 1997 and $65 million, or $.49 per diluted common share in 1996. Net income in 1996 included a one-time $35 million pretax charge for costs related to the termination of the next generation vehicle (NGV) program. In August 1997, the company and the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) reached agreement on a master contract extension that enabled the company to reinstate this program.

     The company's manufacturing operations reported income before income taxes of $321 million in 1998 compared with pretax income of $164 million in 1997 and $22 million in 1996. The increases in 1998 and 1997 over the prior years reflect higher sales of trucks and diesel engines as well as the effects of improved pricing and various cost improvement initiatives.

         NFC's pretax income in 1998 was $85 million, a 13% increase from $75 million in 1997, primarily as a result of an increase in wholesale and retail financing activity partially offset by lower financing margins. NFC's pretax income decreased $6 million in 1997 from the $81 million reported in 1996 primarily due to lower income on sales of retail receivables and a decline in wholesale financing activity.

Sales and Revenues. U.S. and Canadian industry retail sales of Class 5 through 8 trucks totaled 390,900 units in 1998, a 13% increase from the 347,400 units sold in 1997, and 15% higher than the 341,200 units sold in 1996. Class 8 heavy truck sales totaled 232,000 units, an 18% increase from the 196,800 units sold in 1997, and 19% higher than the 195,400 units sold in 1996. Industry sales of Class 5, 6 and 7 medium trucks, including school buses, totaled 158,900 units in 1998, a 6% increase from 1997 when 150,600 units were sold, which was a 3% increase over the 145,800 units sold in 1996. Industry sales of school buses, which accounted for 20% of the medium truck market, decreased approximately 5% from 1997 to 31,700 units.

     Sales and revenues of $7,885 million in 1998 were 24% higher than the $6,371 million reported in 1997 and 37% higher than the $5,754 million reported in 1996. Sales of trucks, mid-range diesel engines and service parts totaled $7,629 million in 1998, 24% above the $6,147 million reported for 1997 and a 39% increase from the $5,508 million reported in 1996.

     The company maintained its position as sales leader in the combined United States and Canadian Class 5 through 8 truck market in 1998 with a 28.9% market share, an increase from the 28.6% share in 1997 and the 27.5% share in 1996 (Sources: American Automobile Manufacturers Association, Canadian Vehicle Manufacturers Association and R. L. Polk & Company). Shipments of mid-range diesel engines by the company to other original equipment manufacturers during 1998 were a record 213,700 units, a 16% increase over the 184,000 units in 1997, which represented a 13% improvement over 1996. Higher shipments to Ford Motor Company to meet consumer demand for the light trucks and vans which use this engine was the primary reason for the increase.

     Service parts sales of $848 million in 1998 increased from the $806 million reported in 1997 and were 12% higher than the $760 million reported in 1996 as a result of dealer and national account volume growth.

     Finance and insurance revenue was $201 million for 1998, a $27 million increase over 1997 revenue of $174 million as a result of increased wholesale and retail financing. Revenue in 1997 was 12% lower than the $197 million reported in 1996 primarily as a result of a decline in wholesale financing activity.

Costs and Expenses. Manufacturing gross margin was 15.3% of sales in 1998, compared with 14.2% in 1997 and 12.5% in 1996. The increases in gross margin are primarily due to lower unit production costs and improved pricing offset by provisions for employee profit sharing.

     Postretirement benefits plan expense decreased to $174 million in 1998 from $215 million in 1997 and from $220 million in 1996 mainly as a result of higher expected return on plan assets.

     Engineering and research expense increased to $192 million in 1998 from $124 million in 1997 and $129 million in 1996, reflecting the company's continuing investment in its NGV program as well as its investment in its Next Generation Diesel (NGD) program.

     Marketing and administrative expense was $427 million in 1998 compared with $365 million in 1997 and $319 million in 1996. The change between 1998 and 1997 reflects investment in the company's five-point truck strategy and an increase in the provision for payment to employees as provided by the company's performance incentive programs. The $46 million increase between 1997 and 1996 reflects higher sales and distribution costs and an increase in the provision for payment to employees as provided by the company's performance incentive programs.

     Interest expense increased to $105 million in 1998 from $74 million in 1997 and $83 million in 1996. The increase in 1998 is primarily due to a $374 million net increase in debt driven by the issuance of $350 million of senior and senior subordinated notes. The decrease in 1997 was the result of lower wholesale note funding requirements and declining interest rates.

     The increase in other expenses from 1997 to 1998 includes $14 million of expenses related to the secondary public offering of 19.9 million shares of the company's common stock as further described in the liquidity and capital resources section.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow is generated from the manufacture and sale of trucks, mid-range diesel engines and service parts as well as product financing and insurance coverage provided to Transportation's dealers and retail customers by the financial services operations. The company's current debt ratings have made bank borrowings and sales of finance receivables the most economic sources of cash for NFC. Insurance operations are self-funded.

     Total cash, cash equivalents and marketable securities of the company amounted to $1,064 million at October 31, 1998, $965 million at October 31, 1997, and $881 million at October 31, 1996.

     Cash provided by operations during 1998 totaled $361 million, primarily from net income of $299 million. In addition to regular postretirement benefit payments, the company contributed $200 million to both the Retiree Health Care Base Plan Trust and to the hourly pension plan during 1998. Income tax expense for 1998 was $111 million, composed of cash payments of $7 million to federal and certain state and local governments and $149 million of federal and other taxes which reduced the deferred tax asset. These were offset by a $45 million reversal of a portion of the deferred tax asset valuation allowance.

     The net change in operating assets and liabilities of $188 million includes a $192 million increase in receivables, reflecting higher sales in 1998 compared to 1997, offset by a $192 million increase in accounts payable principally due to higher production in engine facilities as well as in Mexico and Brazil. The $202 million increase in other liabilities is primarily due to an increase in the accrual for the company's performance incentive programs.

     During 1998, investment programs used $898 million in cash primarily from a net increase in marketable securities of $266 million, a net increase in retail notes and lease receivables of $192 million and a $125 million net increase in property and equipment leased to others. Additionally, $305 million was used to fund capital expenditures including $86 million for construction of a truck assembly facility in Mexico, $106 million to increase mid-range diesel engine capacity and additional funds for truck product improvements.

     Financing activities provided a $374 million net increase in long-term debt primarily due to the issuance of $100 million 7% Senior Notes due 2003 and $250 million 8% Senior Subordinated Notes due 2008 offset by the $26 million used to repay the 8% Secured Note due 2002 and by the $45 million used to redeem the company's 9% Sinking Fund Debentures due June 2004. Financing activities also provided a $348 million net increase in notes and debt outstanding under the bank revolving credit facility and asset-backed and other commercial paper programs. Additionally, $84 million was borrowed under the Mexican credit facility, of which approximately half is denominated in Mexican pesos. Financing activities used cash of $240 million for the redemption of the Series G Preferred Stock and for the payment of $11 million of related dividends. In addition, $189 million of common stock was repurchased during 1998 offset by $28 million of proceeds from the reissuance of treasury shares.

     In June 1998, a secondary public offering of the common stock of the company was completed, in which the Navistar International Transportation Corp. Retiree Supplemental Benefit Trust (the Trust) sold approximately 19.9 million shares of common stock at an offering price of $26.50 per share. These shares represented the Class B Common Stock held by the Trust which automatically converted into Common Stock upon the sale. In conjunction with this offering, the company and certain of the company's pension plans purchased 2 million and 3 million, respectively, of the shares being offered. The company did not receive any proceeds from the sale of the shares in the offering, but paid expenses related to the offering of $14 million pursuant to a pre-existing agreement with the Trust. These offering fees are included in other expenses. The underwriters subsequently exercised their over-allotment option and elected to purchase 1.1 million shares from the company at $26.50 per share. The company offset the dilution of this sale through open market purchases of its Common Stock.

     Cash flow from the company's manufacturing and financial services operations are currently sufficient to cover planned investment in the business. Capital expenditures for 1999 are expected to be approximately $450 million including approximately $130 million for the NGV and NGD programs. Additional capital expenditures are planned for increased manufacturing capacity at the Indianapolis engine plant, development of operations in Brazil and improvements to existing facilities and products. The company had outstanding capital commitments of $153 million at October 31, 1998, primarily for the NGV and NGD programs and for increased manufacturing capacity at the Indianapolis engine plant.

     The company currently estimates approximately $515 million in capital spending and $330 million in development expense through 2003 for the NGV program. Approximately $95 million of this development expense is planned for 1999. During 1998, the company approved a plan for up to $600 million in capital spending over the next five years in order to manufacture a next generation version of diesel engines. In addition, approximately $110 million of development expense was approved for the development of these engines, of which approximately $30 million is planned for 1999.

     The company's truck assembly facility located in Escobedo, Mexico is encumbered by a lien in favor of certain lenders of the company as collateral for the $125 million revolving Mexican credit facility. At October 31, 1998, $19 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of October 31, 1998, the company is contingently liable for approximately $75 million for various purchasing commitments, credit guarantees and buyback programs; however, based on historical loss trends, the company's exposure is not considered material. Additionally, restrictions under the terms on the senior and senior subordinated notes and Mexican credit facility include a limitation on indebtedness and a limitation on certain restricted payments.

     Through the asset-backed public market, NFC has been able to fund fixed rate retail note receivables at rates offered to companies with investment grade ratings. During 1998 and 1997, NFC sold $1,001 million and $987 million, respectively, of retail notes, through Navistar Financial Retail Receivables Corporation (NFRRC), a wholly owned subsidiary. On August 28, 1998, NFRRC filed a shelf registration statement with the Securities and Exchange Commission which provides for the issuance of an additional $2,500 million of asset-backed securities. The aggregate shelf registration available to NFRRC for issuance of asset-backed securities is $2,972 million. In November 1998, NFC sold an additional $545 million of retail notes through NFRRC to a multi-seller asset-backed commercial paper conduit sponsored by a major financial institution.

     At October 31, 1998, Navistar Financial Securities Corporation (NFSC), a wholly owned subsidiary of NFC, had a revolving wholesale note trust that provides for the funding of $700 million of wholesale notes comprised of one $100 million tranche of investor certificates maturing in 1999 and three $200 million tranches of investor certificates maturing in 2003, 2004 and 2008.

     NFC has a $925 million bank revolving credit facility and a $400 million asset-backed commercial paper (ABCP) program supported by a bank liquidity facility, which mature in March 2001. As of October 31, 1998, available funding under the bank revolving credit facility and the ABCP facility was $124 million, of which $22 million provided funding backup for the outstanding short-term debt.

     NFC's maximum contractual exposure under all receivable sale recourse provisions at October 31, 1998, was $259 million. However, management believes the recorded reserves for losses on sold receivables are adequate.

     At October 31, 1998, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Canadian operating subsidiary is subject to maximum recourse of $203 million on retail contracts and $16 million on retail leases. The Canadian operating subsidiary, NFC and certain other subsidiaries included in financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to Transportation in the form of dividends or loans and advances. At October 31, 1998, the maximum amount of dividends which were available for distribution under the most restrictive covenants was $91 million.

     The company and Transportation are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1998.

     It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow will provide a basis for financing operating requirements and capital expenditures. Management also believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of the company's dealers and customers.

ENVIRONMENTAL MATTERS

     In  October  1998,  Navistar,  along with other  heavy-duty  diesel  engine
manufacturers,   entered   into  a  Consent   Decree  with  the  United   States
Environmental  Protection  Agency  (U.S.  EPA) and a Settlement  Agreement  with
California Air Resource Board (CARB) concerning alleged emissions from heavy-duty diesel engines which utilized strategies to improve fuel economy and may have affected nitrogen oxide emissions. The company's settlement with the U.S. EPA and CARB requires a payment of $3 million dollars which was expensed in 1998. The settlement additionally requires changes to new engine configurations which are to be produced after October 2002. The changes are not expected to have a material effect on the company's financial position or operating results.

     The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which, in most cases, consists of data related to quantities and characteristics of material generated at, or shipped to, each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

DERIVATIVE FINANCIAL INSTRUMENTS

     As disclosed in Notes 1 and 10 to the Financial Statements, the company uses derivative financial instruments to transfer or reduce the risks of foreign exchange and interest rate volatility, and potentially increase the return on invested funds.

     The company's manufacturing operations, as conditions warrant, hedge foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from sales of manufactured products in other countries. Contracted purchases of commodities for manufacturing may also be hedged.

     NFC may use forward contracts to hedge the fair value of its fixed rate receivables against changes in market interest rates in anticipation of the sale of such receivables. NFC also uses interest rate swaps to reduce exposure to interest rate changes when it sells fixed rate receivables on a variable rate basis. For the protection of investors in NFC's debt securities, NFC may write interest rate caps when fixed rate receivables are sold on a variable rate basis.

MARKET RISK DISCLOSURE

     The company's primary market risks include fluctuations in interest rates and currency exchange rates. The company is also exposed to changes in the prices of commodities used in its manufacturing operations and to changes in the prices of equity instruments owned by the company; however commodity price risk related to the company's current commodity financial instruments and equity price risk related to the company's current investments in equity instruments are not material. The company does not hold any material market risk sensitive instruments for trading purposes.

     The company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk. These procedures include the monitoring of the company's level of exposures to each market risk, the funding of variable rate receivables with variable rate debt, and limiting the amount of fixed rate receivables which may be funded with floating rate debt. These procedures also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk.

     Interest rate risk is the risk that the company will incur economic losses due to adverse changes in interest rates. The company measures its interest rate risk by estimating the net amount by which the fair value of all of its interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Assuming a hypothetical 10% decrease in interest rates as of October 31, 1998, the net fair value of these instruments would decrease by approximately $5 million. The company's interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

     Foreign currency risk is the risk that the company will incur economic losses due to adverse changes in foreign currency exchange rates. The company's primary exposure to foreign currency exchange fluctuations are the Canadian dollar/U.S. dollar and Mexican peso/U.S. dollar. As of October 31, 1998, the potential reduction in future earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency exchange rates applied to foreign currency sensitive instruments would be approximately $10 million. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which the company is exposed would simultaneously decrease by 10%, because such synchronized changes are unlikely to occur. The effects of foreign currency forward contracts have been included in the above analysis; however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency for which these forward contracts have been entered into for hedging purposes.

YEAR 2000

     In 1995, the company instituted a corporate-wide Year 2000 readiness project to identify all systems which will require modification or replacement, and to establish appropriate remediation and contingency plans to avoid an impact on the company's ability to continue to provide its products and services. Navistar has established a team of professionals within each of its sites and locations to implement and complete this initiative. In 1997, the company expanded its Year 2000 readiness project to include the company's products, external suppliers, dealers and facilities.

     The company's Year 2000 program is directed to four major areas: products, internal systems (including information technology (IT) and non-IT systems), suppliers and dealers.

     The company has completed its compliance review of virtually all of its products and has not learned of any products which it manufactures that will cease functioning or experience an interruption in operation as a result of the transition to the Year 2000.

     The internal systems portion of the project addresses personal computing; facilities, including the physical "machines" inside a plant or office complex; and computer business systems that are commonly run on larger mainframes and mid-range computers as well as the supporting infrastructure for the company's computer business systems. The company presently believes that it has identified all significant applications that will require remediation, which in some cases will involve the replacement of the systems, to achieve Year 2000 readiness. Both internal and external resources are being used to make the required modifications and test for Year 2000 compliance. The company currently estimates approximately 85% completion of conversion or compliance checking of its internal systems including significant applications by the end of December 1998. Integrated testing of major systems is planned to begin in late December 1998. The company currently anticipates that the modifications and testing process of all significant applications will be substantially complete by August 1999, which is prior to any anticipated impact on its operating systems.

     With regard to the supplier portion of the project, the company is currently assessing the Year 2000 readiness of production and service parts suppliers through a supplier survey process designed by an automotive industry trade association, the Automotive Industry Action Group (AIAG). Suppliers have been asked to respond to a compliance questionnaire. Responses to these questionnaires have been received from about 25% of these suppliers. Based on these responses, the company believes that approximately half of these suppliers are making acceptable progress toward Year 2000 readiness. The company is also assessing non-production suppliers. The supplier assurance process is expected to be substantially complete by April 1999, including audits of select suppliers. NFC has received written assurances from its major suppliers of cash management services that they expect to address all of their significant Year 2000 issues on a timely basis.

     The company is working with its independent dealers on their Year 2000 readiness and monitoring their progress. The company has contacted all dealers and is working with its certified Dealer Business Systems Vendors to assist the dealers in becoming Year 2000 compliant. Compliance of all certified dealers systems is expected to be substantially complete by December 1999.

     The company's total cost of the Year 2000 project, which will be funded through operating cash flows, is estimated to be $34 million including $24 million of estimated expense and $10 million of capital expenditures. Approximately $14 million has been expensed and approximately $4 million has been capitalized through October 31, 1998. The remaining costs are estimated to be incurred through fiscal year 2000. The company's annual 1999 expense for the Year 2000 project is estimated to represent 5% of the company's 1999 information technology budget. Other non-Year 2000 information technology efforts have not been materially delayed or impacted by the Year 2000 project.

     The costs of the Year 2000 project and the dates on which the company believes it will complete the Year 2000 modifications and testing are based on management's best estimates, which were derived utilizing numerous assumptions regarding future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those currently anticipated. Examples of factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and embedded technology, and similar uncertainties. In addition, there can be no guarantee that the systems or products of other entities, including the company's independent dealers, on which the company relies will be converted on a timely basis, or that a failure to convert by another company, or a conversion that is incompatible with the company's systems, would not have a material adverse effect on the company.

     The company currently believes that the most reasonably likely worst case scenario with respect to the Year 2000 issue is the failure of a supplier, including utility suppliers, to become Year 2000 compliant, which could result in the temporary interruption of the supply of necessary products or services to a manufacturing facility. This could result in interruptions in production for a period of time, which in turn could result in potential lost sales and profits. Additionally, marketing and administrative expense could increase if automated functions would need to be performed manually.

     The company currently believes that the most reasonably likely worst case scenario for its financial services operations with respect to the Year 2000 issue would be the inability to sustain its current level of performance and customer service. Additionally, a significant failure of the banking systems or key entities in the financial markets could adversely affect the financial services operations' ability to access various credit and money markets.

     As part of its continuous assessment process, the company will develop contingency plans as necessary. These plans could include, but are not limited to, material banking, use of alternate suppliers and development of alternate means to process dealer orders. The company currently plans to complete such contingency planning by December 1999.

     Navistar is using its best efforts to ensure that the Year 2000 impact on its critical systems and processes will not affect its supply of product, quality or service. However, in the event that the company is unable to complete its remedial actions described above and is unable to implement adequate contingency plans in the event problems arise, there could be a material adverse effect on the company's business, financial position or results of operations.

     The preceding "Year 2000" discussion contains various forward-looking statements which represent the company's beliefs or expectations regarding future events. When used in the "Year 2000" discussion, the words "believes," "expects," "estimates," "planned," "could," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the company's expectations as to when it will complete the remediation and testing phases of its Year 2000 program as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the company's belief that its internal systems and equipment will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date-sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of governmental agencies or other third parties with respect to Year 2000 problems.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. These statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 and SFAS 131 expand or modify current disclosures and, accordingly, will have no impact on the company's reported financial position, results of operations and cash flows. The company is currently assessing the impact of SFAS 131 on its reported segments.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement defines whether or not certain costs related to the development or acquisition of internal use software should be expensed or capitalized and is effective for fiscal years beginning after December 15, 1998. The company is currently assessing the impact of this statement on its results of operations and financial position.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial position as either assets or liabilities, measured at fair value, and is effective for fiscal years beginning after June 15, 1999. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The company is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

INCOME TAXES

     The Statement of Financial Condition at October 31, 1998 and 1997 includes a deferred tax asset of $912 million and $934 million, respectively, net of valuation allowances of $264 million and $309 million, respectively, related to future tax benefits. The deferred tax assets have been reduced by the valuation allowance as management believes it is more likely than not that some portion of the deferred tax asset may not be realized in the future.

     The deferred tax asset includes the tax benefits associated with cumulative tax losses of $1,597 million and temporary differences, which represent the cumulative expense of $1,437 million recorded in the Statement of Income that has not been deducted on the company's tax returns. The valuation allowance at October 31, 1998 assumes that it is more likely than not that approximately $695 million of cumulative tax losses will not be realized before their expiration date. Realization of the net deferred tax asset is dependent on the generation of approximately $2,400 million of future taxable income, of which an average of approximately $70 million would need to be generated annually for the 13-year period 1999 through 2011. The remaining taxable income, which represents the realization of tax benefits associated with temporary differences, does not need to be generated until subsequent to 2011. Until the company has utilized its significant NOL carryforwards, the cash payment of federal income taxes will be minimal. See Note 3 to the Financial Statements.

     The company performs extensive analysis to determine the amount of the deferred tax asset. Such analysis is based on the premise that the company is, and will continue to be, a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company. The financial results are evaluated using a number of alternatives in economic cycles at various industry volume conditions. Factors considered are the company's 18-consecutive-year leadership in the combined market share of Class 5 through 8 trucks and recognition as a worldwide leading producer of mid-range diesel engines.

     As a result of the continued successful implementation of its manufacturing strategy, including the reinstatement of the NGV program, the continued strength of industry volume conditions, extension of the Ford diesel contract, new program initiatives and other positive operating indicators, management initiated an extensive review of its projected future taxable income. This review was completed during the fourth quarter of 1998 and resulted in a reduction to the deferred tax asset valuation allowance of $45 million which has been recorded as a reduction in income tax expense resulting in an effective tax rate of 27%. Management believes that, with the combination of available tax planning strategies and the maintenance of significant market share, earnings are achievable in order to realize the net deferred tax asset of $912 million.

     Reconciliation of the company's income before income taxes for financial statement purposes to United States taxable income for the years ended October 31 is as follows:

Millions of dollars                       1998            1997           1996
------------------------------------------------------------------------------
Income before income taxes. ...........  $  410           $ 242          $ 105
Exclusion of (income) loss
  of foreign subsidiaries..............      (7)             (3)             3
State income taxes.....................      (3)             (2)            (2)
Temporary differences..................    (169)            145           (284)
Other .................................     (12)              6              -
                                         ------          ------         ------
  Taxable income (loss)..... ..........  $  219          $  388         $ (178)
                                         ------          ------         ------

BUSINESS ENVIRONMENT

     Sales of Class 5 through 8 trucks have been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Reflecting the stability of the general economy, demand for new trucks remained strong during 1998. An improvement in the number of new truck orders has increased the company's order backlog to 72,100 units at October 31, 1998, from 45,300 units at October 31, 1997. Historically, retail deliveries have been impacted by the rate at which new truck orders are received.
Therefore, the company continually evaluates order receipts and backlog throughout the year and will balance production with demand as appropriate.

     The company currently projects 1999 United States and Canadian Class 8 heavy truck demand to be 224,700 units, a 3% decrease from 1998. Class 5, 6 and 7 medium truck demand, excluding school buses, is forecast at 124,100 units, slightly lower than in 1998. Demand for school buses is expected to decrease slightly in 1999 to 31,300 units. Mid-range diesel engine shipments by the company to original equipment manufacturers in 1999 are expected to be 259,100 units, 21% higher than in 1998. The company's service parts sales are projected to grow 10% to approximately $935 million.

     At current demand levels, the entire truck industry is operating at or near capacity. Accordingly, constraints have been placed on the company's ability to meet certain customers' demands because of component parts availability.

     During 1997, the company entered into a 10-year agreement, effective with model year 2003, to supply newly designed, advanced technology engines through the year 2012 to Ford Motor Company for use in its diesel-powered light trucks and vans. The company's current engine agreement with Ford was extended through model year 2002. During March 1998, the company announced that it had been selected to negotiate an extended term agreement to supply diesel engines to Ford Motor Company for certain under 8,500 lbs. GVW light duty trucks and sport utility vehicles beginning with the 2002 model year.

     In September 1998, the company formally announced the start of its distribution of medium and heavy trucks to customers in Brazil. The company also announced its intent to form a joint venture to develop and manufacture proprietary next generation diesel fuel injectors incorporating digital valve technology. In October 1998, the company announced that it signed a letter of intent to form a joint venture with a Brazilian company to manufacture diesel engines in South America for a broad range of truck applications.

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

     The accompanying financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available to Deloitte & Touche LLP all the company's financial records and related data, as well as the minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

     Management is responsible for establishing and maintaining a system of internal controls throughout its operations that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization. Management believes that the company's system of internal controls is adequate to accomplish these objectives. The system of internal controls, which provides for appropriate division of responsibility, is supported by written policies and procedures that are updated by management, as necessary. The system is tested and evaluated regularly by the company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their audit in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the company's system of internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented.

     The Audit Committee of the Board of Directors, composed of four non-employee Directors, meets periodically with the independent auditors, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent auditors, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seem appropriate. Similarly, the company's independent auditors, internal auditors, general counsel and financial management have full access to the Committee and to the Board of Directors and each is responsible for bringing before the Committee or its Chair, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.


John R. Horne
Chairman, President and
Chief Executive Officer


Robert C. Lannert
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We  have  audited  the   Statement  of  Financial   Condition  of  Navistar
International Corporation and Consolidated Subsidiaries as of October 31, 1998 and 1997, and the related Statements of Income and of Cash Flow for each of the three years in the period ended October 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
December 14, 1998
Chicago, Illinois

STATEMENT OF INCOME

                                           Navistar International Corporation
                                             and Consolidated Subsidiaries
                                           ----------------------------------
For the Years Ended October 31
(Millions of dollars,
 except per share data)                      1998         1997         1996
----------------------------------------------------------------------------

Sales and revenues
Sales of manufactured products ...........  $7,629       $6,147       $5,508
Finance and insurance revenue ............     201          174          197
Other income .............................      55           50           49
                                            ------       ------       ------
  Total sales and revenues ...............   7,885        6,371        5,754
                                            ------       ------       ------
Costs and expenses
Cost of products and services sold .......   6,498        5,292        4,827
Postretirement benefits ..................     174          215          220
Engineering and research expense .........     192          124          129
Marketing and administrative expense .....     427          365          319
Interest expense .........................     105           74           83
Other expenses ...........................      79           59           71
                                            ------       ------       ------
  Total costs and expenses ...............   7,475        6,129        5,649
                                            ------       ------       ------

    Income before income taxes ...........     410          242          105

    Income tax expense ...................     111           92           40
                                            ------       ------       ------

Net income ...............................     299          150           65

Less dividends on
  Series G preferred stock ...............      11           29           29
                                            ------       ------       ------

Net income applicable to common stock ....  $  288       $  121       $   36
                                            ======       ======       ======
----------------------------------------------------------------------------

Earnings per share
    Basic ................................  $ 4.16       $ 1.66       $  .49
    Diluted ..............................  $ 4.11       $ 1.65       $  .49
Average shares outstanding (millions)
    Basic ................................    69.1         73.1         73.7
    Diluted ..............................    70.0         73.6         73.8

----------------------------------------------------------------------------

See Notes to Financial Statements.

STATEMENT OF FINANCIAL CONDITION

                                           Navistar International Corporation
                                             and Consolidated Subsidiaries
                                           ----------------------------------

As of October 31 (Millions of dollars)           1998                1997
----------------------------------------------------------------------------

ASSETS

Cash and cash equivalents ................     $    440            $   609
Marketable securities ....................          624                356
                                               --------            -------
                                                  1,064                965
Receivables, net .........................        2,146              1,755
Inventories ..............................          505                496
Property and equipment, net .............         1,106                835
Investments and other assets .............          246                319
Intangible pension assets ................          199                212
Deferred tax asset, net ..................          912                934
                                               --------           --------
Total assets .............................     $  6,178           $  5,516
                                               ========           ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Accounts payable, principally trade ......     $  1,273           $  1,100
Debt:
  Manufacturing operations ...............          450                 92
  Financial services operations ..........        1,672              1,224
Postretirement benefits liability ........          934              1,186
Other liabilities ........................        1,080                894
                                               --------           --------
    Total liabilities ....................        5,409              4,496
                                               --------           --------
Commitments and contingencies

Shareowners' equity
Series G convertible preferred stock ......           -                240
Series D convertible
   junior preference stock ................           4                  4
Common stock (75.3 million and 52.2 million
   shares issued)..........................       2,139              1,659
Class B Common stock
 (0 million and 23.1 million shares issued)           -                471
Retained earnings (deficit) ...............      (1,160)            (1,301)
Common stock held in treasury, at cost
 (9.1 million and 2.9 million shares held).        (214)               (53)
                                               --------           --------
    Total shareowners' equity .............         769              1,020
                                               --------           --------
Total liabilities and shareowners' equity .    $  6,178           $  5,516
                                               ========           ========
--------------------------------------------------------------------------
See Notes to Financial Statements.

STATEMENT OF CASH FLOW

                                            Navistar International Corporation
                                              and Consolidated Subsidiaries
                                            ----------------------------------
For the Years Ended October 31
(Millions of dollars)                        1998         1997         1996
------------------------------------------------------------------------------

Cash flow from operations
Net income ..............................   $    299     $    150     $     65
Adjustments to reconcile net income
  to cash provided by operations:
    Depreciation and amortization .......        159          120          105
    Deferred income taxes ...............        149           82           37
    Deferred tax asset valuation
      allowance adjustment ..............        (45)           -            -
    Postretirement benefits funding
      in excess of expense ..............       (373)        (128)          33
    Other, net ..........................        (16)         (51)         (28)
Change in operating assets and liabilities:
    Receivables .........................       (192)        (194)         186
    Inventories .........................        (13)         (25)         (47)
    Prepaid and other current assets ....         (1)           4            1
    Accounts payable ....................        192          288         (110)
    Other liabilities ...................        202          137         (123)
                                            --------     --------     --------
  Cash provided by operations ...........        361          383          119
                                            --------     --------     --------

Cash flow from investment programs
Purchase of retail notes
  and lease receivables .................     (1,263)        (970)      (1,108)
Collections/sales of retail notes
  and lease receivables .................      1,071        1,054        1,109
Purchase of marketable securities .......       (787)        (512)        (585)
Sales or maturities
  of marketable securities ..............        521          557          752
Capital expenditures ....................       (305)        (172)        (117)
Property and equipment
  leased to others ......................       (125)         (42)         (73)
Other investment programs, net ..........        (10)           3           (8)
                                            --------     --------     --------
  Cash used in investment programs ......       (898)         (82)         (30)
                                            --------     --------     --------

Cash flow from financing activities
Issuance of debt .........................       493          211            -
Principal payments on debt ...............      (119)         (46)        (136)
Net increase (decrease)in notes and debt
  outstanding under bank revolving credit
  facility and asset-backed and other
  commercial paper programs ..............       348         (285)          81
Mexican credit facility ..................        84            -            -
Redemption of Series G preferred stock ...      (240)           -            -
Dividends paid ...........................       (11)         (29)         (29)
Repurchase of common stock ...............      (189)         (23)           -
Proceeds from reissuance of Treasury shares       28            -            -
Debt and equity issuance costs ...........       (26)          (7)          (3)
                                            --------     --------     --------
  Cash provided by (used in)
    financing activities .................       368         (179)         (87)
                                            --------     --------     --------

Cash and cash equivalents
  (Decrease) increase during the year ....      (169)         122            2
  At beginning of the year ...............       609          487          485
                                            --------     --------     --------
Cash and cash equivalents
  at end of the year .....................  $    440     $    609     $    487
                                            ========     ========     ========

------------------------------------------------------------------------------

See Notes to Financial Statements.

                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE YEARS ENDED OCTOBER 31, 1998


1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). As used hereafter, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. The consolidated financial statements include the results of the company's manufacturing operations and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing and financial services operations have been eliminated to arrive at the consolidated totals. The distinction between current and long-term assets and liabilities in the Statement of Financial Condition is not meaningful when finance, insurance and manufacturing operations are combined; therefore, the company has adopted an unclassified presentation. Certain 1997 and 1996 amounts have been reclassified to conform with the presentation used in the 1998 financial statements.

     The company operates in two principal industry segments: manufacturing and financial services. Manufacturing operations are responsible for the manufacture and marketing of medium and heavy trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in Mexico, Brazil and other selected export markets. Based on assets and revenues, manufacturing operations represent the majority of the company's business activities. The financial services operations consist primarily of
Navistar Financial Corporation (NFC) and the company's foreign finance subsidiaries. The financial services operations provide wholesale, retail and lease financing, and domestic commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system.

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

Revenue Recognition

     Manufacturing operations recognize shipments of new trucks and service parts to independent dealers and retail customers as sales. Price allowances, expected in the normal course of business, and the cost of special incentive programs are recorded at the time of sale. Engine sales are recognized at the time of shipment to original equipment manufacturers. An allowance for losses on receivables is maintained at an amount that management considers appropriate in relation to the outstanding receivables portfolio, and it is charged when receivables are determined to be uncollectible.

     Financial  services   operations   recognize  finance  charges  on  finance
receivables as income over the term of the receivables utilizing the interest method. Operating lease revenues are recognized on a straight-line basis over

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

the life of the lease. Selected receivables are sold and securitized to public and private investors with limited recourse. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. Financial services operations continue to service the sold receivables and receive a fee for such services from the investor. An allowance for losses is maintained at a level deemed appropriate based on such factors as overall portfolio quality, historical loss experience and current economic conditions.

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

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Engineering and Research Expense

     Engineering and research expense includes research and development expenses and routine ongoing costs associated with improving existing products and manufacturing processes. Research and development expenses, which include activities for the introduction of new truck and diesel engine products and major improvements to existing products and processes, totaled $138 million, $85 million and $90 million in 1998, 1997 and 1996, respectively.

Product Related Costs

     The company accrues warranty expense at the time of end product sale. Product liability expense is accrued based on the estimate of total future payments to settle product liability claims.

Derivative Financial Instruments

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds. NFC may use forward contracts to hedge the fair value of its fixed rate receivables against changes in market interest rates in anticipation of the sale of such receivables. NFC also uses interest rate swaps to reduce exposure to interest rate changes when it sells fixed rate receivables on a variable rate basis. For the protection of investors in NFC's debt securities, NFC may write interest rate caps when fixed rate receivables are sold on a variable rate basis. The company also uses derivatives such as forward contracts to reduce its exposure to foreign exchange volatility.

     Derivative financial instruments are generally held for purposes other than trading. Gains or losses related to hedges of anticipated transactions are deferred and are recognized in income when the effects of the anticipated transactions are recognized in earnings. The principal balance of receivables owned and expected to be sold by NFC equals or exceeds the notional amount of open forward contracts. Additionally, the value of committed Canadian dollar truck sales generally exceeds the notional amount of related open derivative contracts.

Stock-Based Compensation

     Effective November 1, 1996, the company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the company elected to continue to account for stock-based compensation plans consistent with prior years.

Foreign Currency

     The financial  statements of foreign  subsidiaries  are  translated to U.S.
dollars using the period-end exchange rate for assets and liabilities and a weighted-average exchange rate for each period for revenues and expenses. The local currency is the functional currency for most of the company's foreign subsidiaries and translation adjustments for these subsidiaries are recorded in shareowners' equity. The U.S. dollar is the functional currency for the company's Mexican subsidiaries and, accordingly, their translation gains and losses are included in earnings. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency, except those transactions which hedge sales commitments, are recorded in earnings as incurred.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   SUMMARY OF ACCOUNTING POLICIES (continued)


Earnings Per Share

     Basic earnings per share excludes dilution and is computed by dividing income available to common shareowners by the weighted-average number of basic common shares outstanding for the period. Diluted earnings per share assumes the issuance of Common Stock for other potentially dilutive equivalent shares outstanding.

New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. SFAS 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. These statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 and SFAS 131 expand or modify current disclosures and, accordingly, will have no impact on the company's reported financial position, results of operations and cash flows. The company is assessing the impact of SFAS 131 on its reported segments.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement defines whether or not certain costs related to the development or acquisition of internal use software should be expensed or capitalized and is effective for fiscal years beginning after December 15, 1998. The company is currently assessing the impact of this statement on its results of operations and financial position.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial position as either assets or liabilities, measured at fair value, and is effective for fiscal years beginning after June 15, 1999. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The company is currently assessing the impact of this statement on the company's results of operations, financial position and cash flows.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   POSTRETIREMENT BENEFITS

     Effective October 31, 1998, the company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The information for 1998, 1997 and 1996 has been presented in conformity with the requirements of SFAS 132.

     The company provides postretirement benefits to substantially all of its employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees and surviving spouses and dependents. In addition, as part of the 1993 restructured health care and life insurance plans, profit sharing payments to the Retiree Supplemental Benefit Trust are required.

     The cost of postretirement benefits is segregated as a separate component in the Statement of Income and is as follows:

Millions of dollars                          1998         1997         1996
----------------------------------------------------------------------------
Pension expense.........................    $   74       $  129       $  160
Health/life insurance...................        42           66           60
Profit sharing provision to Trust.......        58           20            -
                                            ------       ------       ------
Total postretirement benefits expense...    $  174       $  215       $  220
                                            ======       ======       ======

     Generally, the pension plans are non-contributory. The company's policy is to fund its pension plans in accordance with applicable United States and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the accumulated benefit obligation. At October 31, 1998, all legal funding requirements had been met.

     In 1993, a trust was established to provide a vehicle for funding the health care liability through company contributions and retiree premiums. The company was required to make a prefunding contribution of $200 million to the trust on or prior to June 30, 1998. This contribution was made during November 1997.

Postretirement Benefits Expense

     Net periodic benefits expense included in the Statement of Income is composed of the following:

                                       Pension Benefits               Other Benefits
                                    ----------------------      -----------------------
Millions of dollars                 1998     1997     1996      1998     1997     1996
---------------------------------------------------------------------------------------
Service cost for benefits
   earned during the period...     $   37   $   34   $   34    $   14   $   13   $   14
Interest on obligation........        231      238      231        98       96       84
Net amortization
  costs and other.............         88       99      104         2        -        -
Less expected return on assets       (282)    (242)    (209)      (72)     (43)     (38)
                                   ------   ------   ------    -------  ------   ------

Net postretirement benefits
  expense.....................     $   74   $  129   $  160     $   42  $   66   $   60
                                   ======   ======   ======     ======  ======   ======

                                     - 22 -


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Postretirement Expense (continued)

     "Amortization costs" include amortization of cumulative gains and losses over the expected remaining service life of employees and amortization of the initial transition liability over 15 years. Also included is the expense related to yearly lump-sum payments to retirees required by negotiated labor contracts and amortization of plan amendments. Plan amendments are recognized over the remaining service life of employees, except for those plan amendments arising from negotiated labor contracts, which are amortized over the length of the contract.

     The funded status of the company's plans as of October 31, 1998 and 1997 and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                                   Pension Benefits          Other Benefits
                                   ----------------         ----------------
Millions of dollars                 1998      1997          1998       1997
----------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year........     $3,299    $3,034        $1,374      $1,225
Service cost  ................         37        34            14          13
Interest on obligation........        231       238            98          96
Actuarial net loss............        186       257           164         123
Benefits paid ................       (272)     (264)          (90)        (83)
                                   ------    ------        ------      ------
Benefit obligation
  at end of year..............      3,481     3,299         1,560       1,374
                                   ------    ------        ------      ------

Change in plan assets
Fair value of plan assets
  at beginning of year.........     2,900     2,427           486         401
Actual return on plan assets...       187       505            47         102
Employer contribution..........       212       227           210          11
Benefits paid .................      (267)     (259)          (50)        (28)
                                   ------    ------        ------      ------
Fair value of plan assets
  at end of year...............     3,032     2,900           693         486
                                   ------    ------        ------      ------

Funded status .................      (449)     (399)         (867)       (888)
Unrecognized actuarial net loss       587       322           344         152
Unrecognized transition amount.       133       167             -           -
Unrecognized prior service cost        69        89            (5)         (5)
                                  -------    ------        ------      ------
Net amount recognized..........   $   340    $  179        $ (528)     $ (741)
                                  =======    ======        ======      ======

Amounts recognized
  in the Statement of
  Financial Condition consist of:
     Prepaid benefit cost......   $    39    $  120        $    -      $    -
     Accrued benefit liability.      (406)     (445)         (528)       (741)
     Intangible asset..........       199       212             -           -
     Accumulated reduction in
       shareowners' equity.....       508       292             -           -
                                   ------    ------        ------      ------
Net amount recognized..........    $  340    $  179        $ (528)     $ (741)
                                   ======    ======        ======      ======

     The accumulated reduction in shareowners' equity is recorded in the Statement of Financial Condition net of deferred income taxes of $172 million and $97 million at October 31, 1998 and 1997, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   POSTRETIREMENT BENEFITS (continued)

Postretirement Expense (continued)

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,393 million, $3,336 million and $2,931 million, respectively, as of October 31, 1998, and $2,067 million, $2,064 million and $1,621 million, respectively, as of October 31, 1997.

     During 1998, the pension plans purchased 3 million shares of the company's Common Stock. At October 31, 1998, these shares accounted for approximately 2% of the plans' assets.

     The weighted average rate assumptions used in determining expenses and benefit obligations were:

                                       Pension Benefits             Other Benefits
                                    ----------------------      -----------------------
Millions of dollars                 1998     1997     1996      1998     1997     1996
---------------------------------------------------------------------------------------
Discount rate used
   to determine present value
   of benefit obligation
   at end of year...............     6.8%     7.3%     8.1%      7.1%     7.4%     8.2%
Expected long-term rate
  of return on plan assets
  for the year..................     9.7%     9.8%     9.0%     10.8%    11.1%    10.5%
Expected rate of increase
  in future compensation levels.     3.5%     3.5%     3.5%      N/A      N/A      N/A


     For 1999, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 9.7%. The rate is projected to decrease to 5.0% by the year 2005 and remain at that level each year thereafter. The effect of changing the health care cost trend rate by one-percentage point for each future year is as follows:

                                    One-Percentage-             One-Percentage-
                                    Point Increase              Point Decrease
                                    --------------              --------------

Effect on total of service
  and interest cost components..         $  18                       $ (15)
Effect on postretirement
  benefit obligation............           191                        (158)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3.   INCOME TAXES

     The domestic and foreign components of income (loss) before income taxes consist of the following:

Millions of dollars                       1998            1997           1996
------------------------------------------------------------------------------
Domestic................................ $  403          $  239         $  108
Foreign.................................      7               3             (3)
                                         ------          ------         ------
Total income before income taxes........ $  410          $  242         $  105
                                         ======          ======         ======


     The components of income tax expense consist of the following:

Millions of dollars                       1998            1997           1996
------------------------------------------------------------------------------
Current:
  Federal..............................  $    4          $    8         $    1
  State and local......................       3               2              2
                                         ------          ------         ------
  Total current expense................       7              10              3
                                         ------          ------         ------

Deferred:
  Federal..............................     127              71             32
  State and local......................      19              11              5
  Foreign..............................       3               -              -
                                         ------          ------         ------
  Total deferred expense...............     149              82             37
                                         ------          ------         ------

Less valuation allowance adjustment....     (45)              -              -
                                          ------         ------         ------

Total income tax expense...............   $  111         $   92         $   40
                                          ======         ======         ======

     The deferred tax expense does not represent cash payment of income taxes and was primarily generated by the utilization of net operating loss (NOL) carryforwards and the increase of temporary differences, and will not require future cash payments. Consolidated tax payments made during 1998, 1997 and 1996 were $7 million, $10 million and $3 million, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3. INCOME TAXES (continued)

     The relationship of the tax expense to income before taxes for 1998, 1997 and 1996 differs from the U.S. statutory rate (35%) because of state income taxes and the benefit of NOLs in foreign countries. Also, the 1998 effective tax rate reflects a $45 million reduction in the deferred tax asset valuation allowance. A valuation allowance has been provided for those NOL carryforwards and temporary differences which are estimated to expire before they are utilized. The effective tax rates for the years 1998, 1997 and 1996 were 27.0%, 38.0% and 38.1%, respectively.

     Undistributed earnings of foreign subsidiaries were $50 million and $35 million at October 31, 1998 and 1997, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation and U.S. tax would be substantially offset by utilization of NOL carryforwards.

     Taxpaying entities of the company offset all deferred tax assets and liabilities within each tax jurisdiction. The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars                              1998                1997
--------------------------------------------------------------------------
United States
Deferred tax assets:
Net operating loss carryforwards..........      $  590              $  680
Alternative minimum tax...................          24                  19
Product liability and warranty............         106                  97
Other liabilities.........................         232                 168
Postretirement benefits...................         347                 353
                                                ------              ------
Total deferred tax assets.................       1,299               1,317
                                                ------              ------

Deferred tax liabilities:
Prepaid pension assets....................        (117)                (58)
Depreciation..............................         (30)                (37)
                                                ------              ------
Total deferred tax liabilities............        (147)                (95)
                                                ------              ------

Total deferred tax assets.................       1,152               1,222
Less valuation allowance..................        (243)               (288)
                                                ------              ------
Net deferred U.S. tax assets..............      $  909              $  934
                                                ======              ======

Foreign
Deferred tax assets:
Net operating loss carryforwards..........      $    5              $    2
Postretirement benefits...................          19                  19
                                                ------              ------
Total deferred tax assets.................          24                  21
Less valuation allowance..................         (21)                (21)
                                                ------              ------
Net deferred foreign tax assets...........           3                   -
                                                ------              ------

Other deferred  tax liabilities...........         (20)                (16)
                                                ------              ------
Net deferred foreign tax liabilities......      $  (17)             $  (16)
                                                ======              ======

Amounts recognized in the
  Statement of Financial Condition:
Deferred  tax assets......................      $  912              $  934
                                                ======              ======

Other liabilities.........................      $  (20)             $  (16)
                                                ======              ======

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3.   INCOME TAXES (continued)

     At October 31, 1998, the company had $1,581 million of domestic and $16 million of foreign NOL carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire as follows, in millions of dollars:

           2001  ........................................        $  104
           2002  ........................................            47
           2004  ........................................           235
           2005  ........................................             7
           2006  ........................................           127
           2007  ........................................            53
           2008 through 2011.............................         1,024
                                                                 ------
           Total ........................................        $1,597
                                                                 ======


     Additionally, the reversal of net temporary differences of $1,437 million as of October 31, 1998 will create net tax deductions which, if not utilized previously, will expire subsequent to 2011.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


4.   MARKETABLE SECURITIES

     The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

     Information related to the company's marketable securities at October 31 is as follows:
                                          1998                    1997
                                  --------------------   ---------------------
                                  Amortized     Fair      Amortized     Fair
Millions of dollars                  Cost       Value       Cost        Value
-----------------------------------------------------------------------------
Corporate securities.............  $  336      $  338      $  150      $   150
U.S. government securities.......     171         174          88           89
Mortgage and
  asset-backed securities........      85          86          86           86
Foreign government securities....       6           7          10           10
                                   ------      ------      ------       ------
   Total debt securities.........     598         605         334          335
Equity securities................      17          19          16           21
                                   ------      ------      ------       ------

Total marketable securities......  $  615      $  624      $  350       $  356
                                   ======      ======      ======       ======


     Contractual maturities of marketable debt securities at October 31 are as follows:

                                          1998                   1997
                                  --------------------   ---------------------
                                  Amortized     Fair      Amortized     Fair
Millions of dollars                  Cost       Value       Cost        Value
------------------------------------------------------------------------------
Due in one year or less..........  $  189      $  190      $  113      $  114
Due after one year
  through five years.............     297         301         100         100
Due after five years
  through 10 years...............      17          18          25          25
Due after 10 years...............      10          10          10          10
                                   ------      ------      ------      ------
                                      513         519         248         249
Mortgage and
  asset-backed securities........      85          86          86          86
                                   ------      ------      ------      ------

Total debt securities............  $  598      $  605      $  334      $  335
                                   ======      ======      ======      ======

     Gross gains and losses realized on sales or maturities of marketable securities were not material for each of the two years. At October 31, 1998 and 1997, a domestic insurance subsidiary had $13 million and $15 million, respectively, of marketable securities which were on deposit with various state departments of insurance or otherwise not available. These securities are included in total marketable securities balances at October 31, 1998 and 1997.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


5.  RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                              1998                1997
--------------------------------------------------------------------------
Accounts receivable.......................      $  611              $  671
Retail notes and lease financing..........         925                 706
Wholesale notes...........................         261                  46
Amounts due from sales of receivables.....         246                 233
Notes receivable..........................         109                 101
Other ....................................          27                  29
Allowance for losses......................         (33)                (31)
                                                ------              ------

      Total receivables, net..............      $2,146              $1,755
                                                ======              ======

     NFC purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from Transportation's operations in the United States.

     A portion of NFC's funding for retail and wholesale notes comes from sales of receivables by NFC to third parties with limited recourse. Proceeds from sales of retail notes receivable, net of underwriting costs, were $953 million in 1998, $958 million in 1997 and $982 million in 1996. Uncollected sold retail and wholesale receivable balances totaled $2,145 million and $1,968 million as of October 31, 1998 and 1997, respectively.

     Contractual maturities of accounts receivable, retail notes and lease financing and wholesale notes, including unearned finance income, at October 31, 1998 were: 1999 - $1,079 million, 2000 - $325 million, 2001 - $219 million, 2002
- $175 million, 2003 - $119 million, and 2004 and thereafter - $28 million. Unearned finance income totaled $148 million at October 31, 1998. Notes receivable are due upon demand from a limited partnership that invests in S&P 500 stock index arbitrage.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


6.  INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                              1998                1997
--------------------------------------------------------------------------
Finished products.........................      $  223              $  225
Work in process...........................          69                 106
Raw materials and supplies................         213                 165
                                                ------              ------

Total inventories.........................      $  505              $  496
                                                ======              ======


7.  PROPERTY AND EQUIPMENT

     At October 31, property and equipment includes the following:

Millions of dollars                              1998                1997
--------------------------------------------------------------------------
Land  ....................................      $   18              $   18
                                                ------              ------

Buildings, machinery and equipment at cost:
    Plants................................       1,419               1,200
    Distribution..........................          94                  86
    Construction in progress..............         130                 117
    Net investment in operating leases....         218                 124
    Other.................................         203                 137
                                                ------              ------

    Total property........................       2,082               1,682

    Less accumulated depreciation
      and amortization....................        (976)               (847)
                                                ------              ------

        Total property and equipment, net.      $1,106              $  835
                                                ======              ======


     Total property includes property under capitalized lease obligations of $25 million at October 31, 1998 and 1997. Future minimum rentals on net investments in operating leases are: 1999 - $63 million, 2000 - $54 million, 2001 - $35 million, 2002 - $18 million and thereafter - $5 million. Each of these assets is depreciated on a straight-line basis over the term of the lease in an amount necessary to reduce the leased vehicle to its estimated residual value at the end of the lease term.
                                     - 30 -

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


8.  DEBT

Millions of dollars                              1998                1997
--------------------------------------------------------------------------
Manufacturing operations
   Notes payable and current maturities
     of long-term debt...................       $    4              $   13
                                                ------              ------

   8% Senior Subordinated Notes, due 2008          250                   -
   7% Senior Notes, due 2003.............          100                   -
   9% Sinking Fund Debentures, due 2004..            -                  45
   8% Secured Note, due 2002,
     secured by plant assets ............            -                  21
   Mexican credit facility...............           84                   -
   Capitalized leases and other..........           12                  13
                                                ------              ------
      Total long-term debt...............          446                  79
                                                ------              ------
   Manufacturing operations debt.........          450                  92
                                                ------              ------

Financial services operations
   Commercial paper......................           22                 141
   Capitalized leases....................           39                  13
   Current maturities of long-term debt..           82                   -
                                                ------              ------
      Total short-term debt..............          143                 154
                                                ------              ------

   Bank revolver, variable rate, due 2003           19                   -
   Bank revolver, variable rate, due 2005           20                   -
   Asset-backed commercial paper program,
      variable rate, due 2001............          401                 400
   Bank revolver, variable rate, due 2001          815                 393
                                                ------              ------
      Total senior debt..................        1,255                 793
                                                ------              ------

   8 7/8% Subordinated Senior Notes,
     due 1998.............................           -                  94
   9% Subordinated Senior Notes, due 2002.         100                 100
                                                ------              ------
      Total subordinated debt.............         100                 194
                                                ------              ------
   Capitalized leases, 4.8% to 5.6%,
     due serially through 2004............         174                  83
                                                ------              ------

      Total long-term debt................       1,529               1,070
                                                ------              ------

Financial services operations debt........       1,672               1,224
                                                ------              ------

Total debt................................      $2,122              $1,316
                                                ======              ======


     The effective annual interest rate on manufacturing notes payable was 6.8% in 1998, 8.3% in 1997 and 8.9% in 1996. Consolidated interest payments were $103 million, $66 million and $83 million in 1998, 1997 and 1996, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


8.  DEBT (continued)

     During 1998, the company arranged financing for $164 million of funds denominated in U.S. dollars and Mexican pesos to be used for investment in the company's Mexican operations. As of October 31, 1998, borrowings outstanding of this line were $123 million of which 54% is denominated in dollars and 46% in pesos. The interest rates on the dollar-denominated debt are a negotiated fixed rate or a variable rate based either on LIBOR or the Federal Funds Rate. On peso-denominated debt the interest rate is based on the Interbank Interest Equilibrium Rate. The effective interest rate for the period was 16.8%.

     During the second quarter of 1998, the company's manufacturing operations issued $100 million 7% Senior Notes due 2003 and $250 million 8% Senior Subordinated Notes due 2008. The proceeds of the Senior Notes were used to prepay the 8% Secured Note due 2002 and were used to redeem the 9% Sinking Fund Debentures on June 15, 1998. The proceeds of the Senior Subordinated Notes were used to redeem the Series G Preferred Stock and to pay related dividends thereon.

     NFC  issues   commercial  paper  with  varying  terms  and  has  short-term borrowings with various banks on a noncommitted basis. Compensating cash balances and commitment fees are not required under these borrowings.

     The aggregate annual maturities for debt for the years ended October 31 are as follows:

                                                           Financial
                                          Manufacturing     Services
Millions of dollars                         Operations     Operations    Total
-------------------------------------------------------------------------------
1999    ..................................    $    4         $  143       $ 147
2000    ..................................        27             48          75
2001    ..................................        33          1,269       1,302
2002    ..................................        31            142         173
2003    ..................................       101             50         151
Thereafter................................       254             20         274
                                              ------         ------      ------
   Total..................................    $  450         $1,672      $2,122
                                              ======         ======      ======

Weighted average interest rate on total debt, including short-term, and the effect of discounts and related amortization for the years ended:

     October 31, 1998.....................      9.3%           6.4%        7.1%
     October 31, 1997.....................     10.3%           6.4%        6.8%

     At October 31, 1998, NFC has a $925 million contractually committed bank revolving credit facility and a $400 million asset-backed commercial paper
(ABCP) program supported by a bank liquidity facility plus $14 million of trust certificates issued in connection with the formation of the ABCP trust. Available funding under the bank revolving credit facility and the ABCP program was $124 million, of which $22 million provided funding backup for the outstanding short-term debt at October 31, 1998.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


8.  DEBT (continued)

     NFC's wholly owned subsidiaries, Navistar Financial Retail Receivables Corporation (NFRRC) and Navistar Financial Securities Corporation (NFSC), have a limited purpose of purchasing retail and wholesale receivables, respectively, and transferring an undivided ownership interest in such notes to investors. The subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to NFC or affiliated companies.

     NFSC has in place a $700 million revolving wholesale note trust that provides for the continuous sale of eligible wholesale notes on a daily basis. The trust is comprised of one $100 million tranche of investor certificates maturing in 1999 and three $200 million tranches maturing in 2003, 2004 and 2008.

     During 1998, NFC sold $1,001 million of retail notes, net of unearned finance income, through NFRRC. The owner trusts in turn issued securities which were sold to investors. The net proceeds, after underwriting costs and credit enhancements, were used by NFC for general working capital purposes. On August 28, 1998, NFRRC filed a shelf registration statement with the Securities and Exchange Commission which provides for the issuance of an additional $2,500 million of asset-backed securities. The aggregate shelf registration available to NFRRC for issuance of asset-backed securities is $2,972 million.

     NFC has entered into various sale/leaseback agreements involving vehicles subject to retail finance and operating leases with end users. The remaining balance as of October 31, 1998 is classified under Financial Services operations as capitalized leases. These agreements grant a security interest in the underlying vehicles and lease receivables to the purchasers.

     In November 1998, NFC sold $545 million of retail notes, net of unearned finance income, through NFRRC to a multi-seller asset-backed commercial paper conduit sponsored by a major financial institution.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


9.  OTHER LIABILITIES

     Major classifications of other liabilities at October 31 are as follows:

Millions of dollars                              1998                1997
--------------------------------------------------------------------------
Product liability and warranty.............     $  323              $  302
Employee incentive programs................        215                  95
Payroll, commissions
  and employee-related benefits............        104                  96
Loss reserves and unearned premiums........         95                  99
Taxes    ..................................         67                  68
Sales and marketing........................         54                  26
Long-term disability
  and workers' compensation................         53                  54
Environmental..............................         27                  31
Interest ..................................         22                  15
Other    ..................................        120                 108
                                                ------              ------
   Total other liabilities.................     $1,080              $  894
                                                ======              ======

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


10.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

     The carrying amounts of financial instruments, as reported in the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31 are as follows:

                                          1998                    1997
                                  --------------------   ---------------------
                                  Carrying     Fair      Carrying      Fair
Millions of dollars                Amount      Value      Amount       Value
------------------------------------------------------------------------------
Receivables, net..............     $2,146      $2,166     $1,755       $1,764
Investments and other assets..        246         249        319          330
Debt..........................      2,122       2,119      1,316        1,321


     Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 4.

     Customer receivables, wholesale notes, retail and wholesale accounts, notes receivable and other variable-rate retail notes approximate fair value as a result of the short-term maturities of the financial instruments. The fair value of truck retail notes is estimated based on quoted market prices of similar sold receivables. The fair value of amounts due from sales of receivables is estimated by discounting expected cash flows at estimated current market rates.

     The fair value of investments and other assets is estimated based on quoted market prices or by discounting future cash flows.

     The short-term debt and variable-rate borrowings under NFC's bank revolving credit agreement, which are repriced frequently, approximate fair value. The fair value of long-term debt is estimated based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments or discounting future cash flows.
                                     - 35 -

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


10.  FINANCIAL INSTRUMENTS   (continued)

Derivatives Held or Issued for Purposes Other Than Trading

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds.

     The company periodically enters into forward contracts in order to reduce exposure to exchange rate risk between the U.S. dollar and the Canadian dollar related to committed Canadian dollar truck sales.

     NFC manages its exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt generally by selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments. These derivative financial instruments may include interest rate swaps, interest rate caps and forward interest rate contracts. The fair value of these instruments is subject to market risks as the instruments may become less valuable due to changes in market conditions or interest rates. NFC manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. NFC's credit exposure is limited to the fair value of contracts with a positive fair value at the reporting date. At October 31, 1998, none of NFC's derivative financial instruments have positive fair values. Notional amounts are used to measure the volume of derivative financial instruments and do not represent exposure to credit loss.

     NFC enters into forward interest rate contracts to manage its exposure to fluctuations in the fair value of retail notes anticipated to be sold. NFC manages such risk by entering into either forward contracts to sell fixed debt securities or forward interest rate swaps whose fair value is highly correlated with that of NFC's receivables. Gains or losses incurred with the closing of these agreements are included as a component of the gain or loss on sale of receivables.

     At October 31, 1998, NFC held forward interest rate contracts with notional amounts of $450 million and $50 million in anticipation of retail receivable sales to occur in November 1998 and May 1999, respectively. In addition, the company held Canadian dollar forward contracts with notional amounts of $33 million and other derivative contracts with notional amounts of $14 million. At October 31, 1998, the unrealized loss on the $450 million forward contract was $5 million, and the unrealized net gain on the remaining contracts was not material.
                                     - 36 -

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


11.  COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS, CONCENTRATIONS AND LEASES

Commitments, Contingencies and Restricted Assets

     At October 31, 1998, commitments for capital expenditures in progress were approximately $153 million. The company's truck assembly facility located in Escobedo, Mexico is encumbered by a lien in favor of certain lenders of the company as collateral for the $125 million revolving Mexican credit facility. At October 31, 1998, $19 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of October 31, 1998, the company is contingently liable for approximately $75 million for various purchasing commitments, credit guarantees and buyback programs; however, based on historical loss trends, the company's exposure is not considered material. Additionally, restrictions under the terms on the senior and senior subordinated notes and Mexican credit facility include a limitation on indebtedness and a limitation on certain restricted payments.

     At October 31, 1998, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Canadian operating subsidiary is subject to maximum recourse of $203 million on retail contracts and $16 million on retail leases. The Canadian operating subsidiary, NFC and certain other subsidiaries included in financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to Transportation in the form of dividends or loans and advances. At October 31, 1998, the maximum amount of dividends which were available for distribution under the most restrictive covenants was $91 million.

     The company and Transportation are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1998. NFC's maximum contractual exposure under all receivable sale recourse provisions at October 31, 1998 was $259 million; however, management believes that the allowance for credit losses on sold receivables is adequate.

Concentrations

     At October 31, 1998, the company employed 12,212 hourly workers and 4,960 salaried workers in the United States and Canada. Approximately 89% of the hourly employees and 28% of the salaried employees are represented by unions. Of these represented employees, 92% of the hourly workers and 100% of the salaried workers are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace, and Agricultural Implement Workers of Canada (CAW). During August 1997, the company's current master contract with the UAW was extended from October 1, 1998 to October 1, 2002. The collective bargaining agreement with the CAW expires on October 24, 1999. Additionally, of the company's 309 employees in Mexico, approximately 48% are also represented by a union.

     Reflecting higher consumer demand for light trucks and vans, sales of mid-range diesel engines to Ford Motor Company were 14% of consolidated sales and revenues in 1998, 1997 and 1996. During 1997, the company entered into a 10-year agreement, effective with model year 2003, to continue supplying Ford Motor Company with diesel engines for use in its diesel-powered light trucks and vans.
                                     - 37 -

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

     The majority of the company's lease payments are for operating leases. At October 31, 1998, future minimum lease payments under operating leases having lease terms in excess of one year are: 1999 - $42 million, 2000 - $41 million, 2001 - $31 million, 2002 - $19 million, 2003 - $17 million and thereafter - $31 million. Total operating lease expense was $36 million in 1998, $40 million in 1997 and $35 million in 1996. Income received from sublease rentals was $7 million in 1998 and $6 million in 1997 and 1996.

12.  LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

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

     The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which, in most cases, consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


13.  INDUSTRY SEGMENT DATA

     Information concerning operations by industry segment is as follows:

                                                 Financial
                               Manufacturing      Services
Millions of dollars             Operations       Operations      Consolidated
-----------------------------------------------------------------------------
October 31, 1998
----------------
Total sales and revenues.....     $7,678           $  280           $7,885
Operating profit.............      1,165              126            1,226
Depreciation and amortization        123               36              159
Capital expenditures.........        305                -              305
Identifiable assets..........      4,326            2,309            6,178

October 31, 1997
----------------
Total sales and revenues.....     $6,191           $  239           $6,371
Operating profit.............        873              112              932
Depreciation and amortization         97               23              120
Capital expenditures.........        172                -              172
Identifiable assets..........      4,111            1,857            5,516

October 31, 1996
----------------
Total sales and revenues.....     $5,550          $   258           $5,754
Operating profit.............        690              121              762
Depreciation and amortization         90               15              105
Capital expenditures.........        117                -              117
Identifiable assets..........      3,815            1,843            5,326


     Intersegment sales and revenues were not material in 1998, 1997 or 1996. Transactions between manufacturing operations and financial services operations have been eliminated from the consolidated column. Operating profit of the financial services operations includes investment income and interest expense.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


13.  INDUSTRY SEGMENT DATA  (continued)

     Geographic Area Data

     Information concerning operations by principal geographic area was as follows:


                                United               Interarea
Millions of dollars             States   Foreign    Eliminations   Consolidated
-------------------------------------------------------------------------------

October 31, 1998
----------------
Sales and revenues, customers.  $7,065    $  820       $    -         $7,885
Interarea transfers...........     486     1,293       (1,779)             -
                                ------    ------       ------         ------
     Total sales and revenues.   7,551     2,113       (1,779)         7,885

Operating profits.............   1,324        87         (185)         1,226
Identifiable assets...........   5,766       703         (291)         6,178


October 31, 1997
----------------
Sales and revenues, customers.  $5,807    $  564       $    -         $6,371
Interarea transfers...........     326       967       (1,293)             -
                                ------    ------       ------         ------
     Total sales and revenues.   6,133     1,531       (1,293)         6,371

Operating profits............      965        63          (96)           932
Identifiable assets..........    5,238       550         (272)         5,516


October 31, 1996
----------------
Sales and revenues, customers   $5,351    $  403      $     -         $5,754
Interarea transfers..........      253       816       (1,069)             -
                                ------    ------      -------         ------
     Total sales and revenues    5,604     1,219       (1,069)         5,754

Operating profits............      754        46          (38)           762
Identifiable assets..........    5,131       300         (105)         5,326


     Interarea transfer prices are established by an agreement between the buying and selling locations.
                                     - 40 -

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


14.   PREFERRED AND PREFERENCE STOCKS

     The company's Nonconvertible Junior Preference Stock Series A is held for the Retiree Supplemental Benefit Program by the Supplemental Trust. The UAW holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the company's Board of Directors. At October 31, 1998, there was one share each of Series A and Series B Preference stock authorized and outstanding. The value of the preference shares is minimal.

     During 1998, the company redeemed all 4.8 million shares of its $6.00 Series G Convertible Cumulative Preferred Stock at a redemption price of $50 per share plus accrued dividends. At October 31, 1998, there were 172,000 shares of Series D Convertible Junior Preference Stock (Series D) outstanding and 3 million authorized and issued with an optional redemption price and liquidation preference of $25 per share plus accrued dividends. The Series D converts into common stock (subject to adjustment in certain circumstances) at .3125 per share. The Series D ranks senior to common stock as to dividends and liquidation and receives dividends at a rate of 120% of the cash dividends on common stock as declared on an as-converted basis.

     Under the General Corporation Law of the State of Delaware (DGCL), dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on Common Stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the net assets of the company. At October 31, 1998, the company had surplus of $761 million as defined under DGCL.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


15. COMMON SHAREOWNERS' EQUITY

     Changes in the common shareowners' equity accounts are as follows:

Millions of dollars                       1998            1997           1996
------------------------------------------------------------------------------
Common Stock
Beginning of year.....................   $1,659          $1,642         $1,641
Conversion of Class B
  Common Stock and other..............      480              17              1
                                         ------          ------         ------
End of year...........................   $2,139          $1,659         $1,642
                                         ------          ------         ------

Class B Common Stock
Beginning of year.....................   $  471          $  491         $  491
Repurchase of stock...................     (471)            (20)             -
                                         ------          ------         ------
End of year...........................   $    -          $  471         $  491
                                         ------          ------         ------

Retained Earnings (Deficit)
Beginning of year.....................  $(1,301)        $(1,431)       $(1,478)
Net income............................      299             150             65
Preferred dividends...................      (11)            (29)           (29)
Minimum pension liability
  adjustments and other...............     (147)              9             11
                                         ------          ------         ------
End of year...........................  $(1,160)        $(1,301)       $(1,431)
                                         ------          ------         ------

Common Stock Held in Treasury
Beginning of year.....................   $  (53)         $  (30)        $  (28)
Repurchase of  common stock and other.     (189)            (23)            (2)
Reissuance of Treasury shares.........       28               -              -
                                         ------          ------         ------
End of year...........................   $ (214)         $  (53)        $  (30)
                                         ------          ------         ------

Common Stock

     The company has authorized 110 million shares of Common Stock with a par value of $.10 per share. At October 31, 1998 and 1997, there were 66.2 million and 49.3 million shares of Common Stock outstanding, net of Common Stock held in Treasury, respectively. The number of shares of Class B Common Stock outstanding at October 31, 1997 was 23.1 million.

     In January 1998, the company repurchased 3.2 million shares of the Class B Common Stock that was outstanding. During June 1998, a secondary public offering of the common stock of the company was completed, in which the Navistar International Transportation Corp. Retiree Supplemental Benefit Trust (the Trust) sold approximately 19.9 million shares of common stock at an offering price of $26.50 per share. These shares represented the Class B Common Stock held by the Trust which automatically converted into Common Stock upon the sale. In conjunction with this offering, the company and certain of the company's pension plans purchased 2 million and 3 million, respectively, of the shares being offered. The company did not receive any proceeds from the sale of the shares in the offering but paid expenses related to the offering of $14 million pursuant to a pre-existing agreement with the Trust. In addition, the underwriters exercised their over-allotment option and elected to purchase 1.1 million shares from the company at $26.50 per share. The company offset the dilution through open market purchases.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


15. COMMON SHAREOWNERS' EQUITY (continued)

     At October 31, 1998, the company recorded its annual minimum pension liability adjustment which resulted in a $144 million reduction in shareowners' equity. The minimum pension liability and the resulting reduction in shareowners' equity will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses, and settlement rate changes.

16.  EARNINGS PER SHARE

     Earnings per share was computed as follows:

Millions of dollars,
except share and per share data           1998            1997           1996
------------------------------------------------------------------------------
Net income............................   $  299          $  150         $   65
Less dividends on
  Series G Preferred Stock............       11              29             29
                                         ------          ------         ------
Net income applicable to common stock.
   (Basic and Diluted)................   $  288          $  121         $   36

Average shares outstanding (millions)
     Basic............................     69.1            73.1           73.7
         Dilutive effect of options
           outstanding and other
           dilutive securities........       .9              .5             .1
                                         ------          ------         ------
     Diluted  ........................     70.0            73.6           73.8

Earnings per share
     Basic    ........................    $ 4.16         $ 1.66         $  .49
     Diluted  ........................    $ 4.11         $ 1.65         $  .49


     Unexercised  employee stock options to purchase .5 million, 1.5 million and
2.2 million shares of Navistar Common Stock during the years ended October 31, 1998, 1997 and 1996, respectively, were not included in the computation of diluted shares outstanding because the exercise prices were greater than the average market prices of Navistar Common Stock. Additionally, the diluted calculations exclude the effects of the conversion of the Series G Preferred Stock as such conversion would be anti-dilutive.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

17.  STOCK COMPENSATION PLANS

     The company has stock-based compensation plans, approved by the Committee on Organization of the Board of Directors, which provide for granting of stock options to employees for purchase of Common Stock at the fair market value of the stock on the date of grant. The grants generally have a 10-year life.

     The company has elected to continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the company's Common Stock at the date of grant. Had compensation cost for the plans been determined based upon the fair value at the grant date consistent with SFAS 123, pro forma net income would have been $297 million in 1998, $147 million in 1997 and $63 million in 1996; pro forma diluted earnings per share would have been $4.09 in 1998, $1.61 in 1997 and $.46 in 1996 and pro forma basic earnings per share would have been $4.14 in 1998, $1.62 in 1997 and $.46 in 1996. The pro forma effect on net income for 1998, 1997 and 1996 may not be representative of the pro forma effect on net income of future years because it does not take into consideration pro forma compensation expense relating to grants made prior to November 1, 1995. The pro forma effect on net income for 1998 may not be representative of the pro forma effect on net income of future years as in 1998, one-third of the options granted became exercisable on each of the first, second and third anniversaries of grant. Prior to 1998, grants were generally exercisable after one year.

     The weighted-average fair values at date of grant for options granted during 1998, 1997 and 1996 were $7.53, $5.71 and $5.34, respectively, and were estimated using the Black-Scholes option-pricing model with the following assumptions:
                                            1998          1997          1996
                                            ----          ----          ----

Risk-free interest rate                      5.7%          6.6%          6.1%
Dividend yield                                 0%            0%            0%
Expected volatility                         31.9%         29.8%         30.9%
Expected life in years                       3.5            10            10

     The following summarizes stock option activity for the years ended October 31:

                                  1998                  1997                  1996
                            -----------------   --------------------   ------------------
                                     Weighted              Weighted              Weighted
                                     Average               Average               Average
                                     Exercise              Exercise              Exercise
Shares in thousands         Shares     Price    Shares      Price      Shares      Price
-------------------         ------   --------   ------     --------    ------   ---------

Options outstanding
  at beginning of  year.    2,430     $18.73     2,346      $20.34     1,762      $24.25
Granted.................      809      23.93       876       10.13       718       10.45
Exercised...............     (592)     28.52      (715)      12.45         -           -
Canceled................     (109)     45.45       (77)      28.52      (134)      18.75
                           ------     ------    ------      ------    ------      ------

Options outstanding
  at year-end...........    2,538     $20.29     2,430       $18.73     2,346     $20.34
                           ======     ======    ======       ======    ======     ======

Options exercisable
  at year-end...........    1,765     $18.73     1,579       $23.35     1,682     $24.25
                           ======     ======    ======       ======    ======     ======

Options available
  for grant at year-end       443                    -                      -
                           ======               ======                 ======

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


17.  STOCK COMPENSATION PLANS  (continued)

     The following table summarizes information about stock options outstanding and exercisable at October 31, 1998.

                                 Outstanding Options                Options Exercisable
                       ---------------------------------------   -------------------------
                                         Weighted
                                          Average     Weighted                    Weighted
       Range of            Number        Remaining    Average        Number       Average
       Exercise         Outstanding     Contractual   Exercise    Exercisable     Exercise
        Prices         (in thousands)      Life         Price    (in thousands)    Price
--------------------   --------------   ----------    --------   ------------     --------

$  9.31   -   $13.75        1,047           7.3        $10.94        1,047        $10.94
  17.40   -    26.66        1,213           7.6         23.58          494         23.81
  27.96   -    37.50          152           6.3         34.18           98         36.66
  43.75   -    61.88          126           2.6         49.51          126         49.51

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


18.  SELECTED QUARTERLY FINANCIAL DATA  (Unaudited)

                              1st Quarter           2nd Quarter           3rd Quarter           4th Quarter
                           -----------------     -----------------     -----------------     -----------------
(Millions of dollars,
except per share data)      1998       1997       1998       1997       1998       1997       1998       1997
--------------------------------------------------------------------------------------------------------------
Sales and revenues......   $1,727     $1,296     $2,042     $1,551     $1,874     $1,586     $2,242     $1,938
                           ======     ======     ======     ======     ======     ======     ======     ======

Manufacturing
  gross margin..........    13.4%      13.6%      14.4%      13.8%      14.5%      13.8%      18.2%      15.2%
                           ======     ======     ======     ======     ======     ======     ======     ======

Net income  ............   $   38     $   15     $   67     $   30     $   50     $   35     $  144     $   70
Earnings per share
    Basic   ............   $  .43     $  .10     $  .90     $  .31     $  .73     $  .38     $ 2.16     $  .87
    Diluted ............   $  .42     $  .10     $  .89     $  .31     $  .72     $  .38     $ 2.14     $  .85

Market price range
  - Common Stock........
    High    ............   $28        $10 3/8    $35 7/8    $11 3/8    $34        $21 5/16   $28 1/2    $29 1/2
    Low     ............   $20 1/16   $ 9        $27 1/4    $ 9 1/8    $26 1/8    $11 1/4    $17        $17 1/4

SUPPLEMENTAL FINANCIAL INFORMATION AS OF OCTOBER 31
AND FOR THE YEARS THEN ENDED  (Unaudited)


Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars:

Condensed Statement of Income             1998            1997           1996
------------------------------------------------------------------------------
Sales of manufactured products......     $7,629          $6,147         $5,508
Other income........................         49              44             42
                                         ------          ------         ------
     Total sales and revenues.......      7,678           6,191          5,550
                                         ------          ------         ------

Cost of products sold...............      6,464           5,274          4,818
Postretirement benefits.............        174             214            219
Engineering and research expense....        192             124            129
Marketing and administrative expense        390             332            282
Other expenses......................        137              83             80
                                         ------          ------         ------
Total costs and expenses............      7,357           6,027          5,528
                                         ------          ------         ------

Income before income taxes
  Manufacturing operations..........        321             164             22
  Financial services operations.....         89              78             83
                                         ------          ------         ------
    Income before income taxes......        410             242            105
Income tax expense..................        111              92             40
                                         ------          ------         ------
Net income..........................     $  299          $  150         $   65
                                         ======          ======         ======


Selected Statements
of Financial Condition
and Cash Flow Data                        1998            1997
------------------------------------     ------          ------
Cash, cash equivalents
  and marketable securities.........     $  904          $  802

Total assets........................     $4,326          $4,111

Total liabilities...................     $3,557          $3,091


                                          1998            1997           1996
                                         ------          ------         ------
Capital expenditures................     $ (305)         $ (172)        $ (117)
Depreciation and amortization.......        123              97             90
Change in operating assets
  and liabilities...................        331             263           (189)
Cash provided by operations.........        492             438              -
Cash (used in) provided
  by investment programs............       (588)           (241)            39
Cash used in financing activities...        (76)            (76)           (48)

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA
------------------------------------------------------------------------------
For the Years Ended October 31
(Millions of dollars,
except per share data,
units shipped and percentages)        1998     1997     1996     1995     1994
------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Total sales and revenues.......     $7,885   $6,371   $5,754   $6,342   $5,337

Income of continuing operations        299      150       65      164      102

Net income ....................        299      150       65      164       82

Income of continuing operations
  per share
    Basic  ....................       4.16     1.66      .49     1.83      .99
    Diluted....................       4.11     1.65      .49     1.83      .99


Earnings per share
   Basic  .....................       4.16     1.66      .49     1.83      .72
   Diluted.....................       4.11     1.65      .49     1.83      .72

Average number of shares
  outstanding (millions)
   Basic.......................       69.1     73.1     73.7     74.2     74.5
   Diluted ....................       70.0     73.6     73.8     74.3     74.6
------------------------------------------------------------------------------
FINANCIAL DATA

Total assets...................     $6,178   $5,516   $5,326   $5,566   $5,047

Debt
   Manufacturing operations....        450       92      115      127      127
   Financial services
     operations................      1,672    1,224    1,305    1,330    1,091
                                    ------   ------   ------   ------   ------
Total debt.....................      2,122    1,316    1,420    1,457    1,218

Shareowners' equity............        769    1,020      916      870      817

Total manufacturing operations
  debt as a percent of total
  manufacturing capitalization.      36.9%     8.3%    11.2%    12.7%    13.4%
Return on equity (a)...........      38.9%    14.7%     7.1%    18.9%    12.5%
------------------------------------------------------------------------------
SUPPLEMENTAL DATA

Capital expenditures...........     $  305   $  172   $  117   $  139   $   87
Engineering and
  research expense.............        192      124      129      113       97
------------------------------------------------------------------------------
OPERATING DATA

United States and
  Canadian market share (b)....      28.9%    28.6%    27.5%    26.7%    27.0%
Unit shipments worldwide
  Trucks ......................    127,500  104,400   95,200  112,200   95,000
  OEM engines..................    213,700  184,000  163,200  154,200  130,600
Service parts sales............     $  848   $  806   $  760   $  730   $  714


(a) Return on equity is calculated based on income of continuing operations.

(b) Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8).