Form 10-K, Exhibit 13
period 1999-10-31
NAVISTAR INTERNATIONAL CORP /DE/NEW
filed 1999-12-23
CIK 808450

EXHIBIT 13


FINANCIAL INFORMATION

Management's Discussion and Analysis of Results
  of Operations and Financial Condition........................           2

Statement of Financial Reporting Responsibility................          12

Independent Auditors' Report...................................          13

Financial Statements

  Statement of Income..........................................          14
  Statement of Comprehensive Income............................          14
  Statement of Financial Condition.............................          15
  Statement of Cash Flow.......................................          16

Notes to Financial Statements

  1   Summary of accounting policies...........................          17
  2   Postretirement benefits..................................          22
  3   Income taxes.............................................          25
  4   Marketable securities....................................          28
  5   Receivables..............................................          29
  6   Inventories..............................................          30
  7   Property and equipment...................................          30
  8   Debt.....................................................          31
  9   Other liabilities........................................          34
  10  Financial instruments....................................          35
  11   Commitments, contingencies, restricted assets,
         concentrations and leases.............................          37
  12  Legal proceedings and environmental matters..............          38
  13  Segment data.............................................          39
  14  Preferred and preference stocks..........................          42
  15  Common shareowners' equity...............................          43
  16  Earnings per share.......................................          45
  17  Stock compensation plans.................................          46
  18  Selected quarterly financial data (unaudited)............          48


Supplemental Financial Information (unaudited).................          49

Five-Year Summary of Selected Financial
  and Statistical Data.........................................          51

MANAGEMENT'S  DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Certain statements under this caption that are not purely historical constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. These forward-looking statements are based on current management expectations as of the date made. The company assumes no obligation to update any forward-looking statements. Navistar International Corporation's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Year 2000" and "Business Environment."

     Navistar International Corporation is a holding company and its principal operating subsidiary is Navistar International Transportation Corp. (Transportation). In this discussion and analysis, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services. The company's truck segment is engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses. The truck segment also provides customers with proprietary products needed to support the International truck and bus lines, together with a wide selection of other standard truck and trailer aftermarket parts. The truck segment operates primarily in the United States (U.S.) and Canada as well as in Mexico, Brazil and other selected export markets. The company's engine segment is engaged in the design and manufacture of mid-range diesel engines. The engine segment also provides customers with proprietary products needed to support the International engine lines, together with a wide selection of other standard engine and aftermarket parts. The engine segment operates primarily in the U.S. and Brazil. The financial services operations of the company provide wholesale, retail and lease financing, and domestic commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system.

     The discussion and analysis reviews the operating and financial results, and liquidity and capital resources of the manufacturing and financial services operations. Manufacturing operations reflect the financial results of the financial services operations included on a one-line basis under the equity method of accounting. Financial services operations include Navistar Financial Corporation (NFC) and the company's foreign finance companies. See Note 1 to the Financial Statements.

RESULTS OF OPERATIONS

     The company reported net income of $544 million for 1999, or $8.20 per diluted common share, reflecting higher sales of engines as well as a $178 million reduction in the company's tax valuation allowance. Net income was $299 million, or $4.11 per diluted common share in 1998, and $150 million, or $1.65 per diluted common share in 1997. Net income in 1998 included a $45 million reduction in the company's tax valuation allowance.

     The company's manufacturing operations reported income before income taxes of $474 million in 1999 compared with $321 million in 1998 and $164 million in 1997. The truck segment's profits increased by 20% in 1999 and 91% in 1998 compared to revenue increases of 6% and 26%, respectively. The engine segment's profits increased by 58% in 1999 and 35% in 1998 compared to revenue increases of 21% and 22%, respectively. The truck and engine segments' profit increases during 1999 are attributable to economies of scale in engine production, improved truck pricing and various cost improvement initiatives by both the truck and engine segments. The truck and engine segments' profit increases during 1998 are attributable to economies of scale in truck and engine
production,   improved   truck  pricing  and  various  other  cost   improvement
initiatives by both the truck and engine segments. The truck and engine segments' revenue increases are attributable to increases in shipments of trucks and of mid-range diesel engines to other original equipment manufacturers
(OEMs).

     The financial services segment's profit in 1999 was $28 million higher than in 1998. This is primarily attributable to the increase in NFC's pretax income and a legal settlement in favor of an insurance subsidiary of the company. NFC's pretax income in 1999 was $101 million, a 19% increase from $85 million in 1998, primarily as a result of an increase in wholesale and retail financing activity and proportionally lower interest expense and debt levels resulting from a higher level of average outstanding accounts payable to affiliates. This was partially offset by a higher provision for losses and higher costs to service the larger portfolio. The financial services segment's profit in 1998 was $7 million higher than in 1997, primarily due to the $10 million increase in NFC's pretax income from the $75 million reported in 1997. This increase is primarily due to an increase in wholesale and retail financing activity partially offset by lower financing margins.

Sales and Revenues. Sales and revenues of $8,647 million in 1999 were 10% higher than the $7,885 million reported in 1998 which was 24% higher than the $6,371 million reported in 1997. Sales of manufactured products totaled $8,326 million in 1999, 9% above the $7,629 million reported for 1998 which was a 24% increase from the $6,147 million reported in 1997.

     U.S. and Canadian industry retail sales of Class 5 through 8 trucks totaled 465,500 units in 1999, a 19% increase from the 392,000 units sold in 1998, and 34% higher than the 347,400 units sold in 1997. Class 8 heavy truck sales totaled 286,000 units, a 23% increase from the 232,000 units sold in 1998, and 45% higher than the 196,800 units sold in 1997. Industry sales of Class 5, 6 and 7 medium trucks, including school buses, totaled 179,500 units in 1999, a 12% increase from 1998, when 160,000 units were sold, which was a 6% increase over the 150,600 units sold in 1997. Industry sales of school buses, which accounted for 19% of the medium truck market, increased approximately 3% from 1998 to 33,800 units.

     The company's 1999 market share of 25.6% in the combined U.S. and Canadian Class 5 through 8 truck market was constrained by the fact that continued industry demand for heavy and medium trucks outstripped system capacity. Market shares in 1998 and 1997 were 29.1% and 28.3%, respectively. (Sources: Ward's Communications and the Canadian Vehicle Manufacturers Association).

     Total engine units shipped reached 374,200 in 1999, a 25% increase over 1998. This excludes the 48,200 units shipped by Maxion International Motores S.A., the company's joint venture in Brazil. Shipments of mid-range diesel engines by the company to other OEMs during 1999 were a record 286,500 units, a 34% increase over the 213,700 units shipped in 1998, which represented a 16% improvement over 1997. Higher shipments to Ford Motor Company to meet consumer demand for the light trucks and vans which use this engine was the primary reason for the increases.

     Finance and insurance revenue was $256 million for 1999, a $55 million increase over 1998 revenue of $201 million, which was a $27 million increase over 1997 revenue of $174 million. These increases are primarily due to increased wholesale and retail financing.

     The 1999 increase in other income is primarily due to a legal settlement in favor of an insurance subsidiary of the company.

Costs and Expenses. Manufacturing gross margin was 18.0% of sales in 1999, compared with 15.3% in 1998, and 14.2% in 1997. The increase in 1999 gross margin is primarily due to improved pricing and improved operating efficiencies. The 1998 improvement in margin was primarily due to improved operating efficiencies offset by provisions for employee profit sharing.

     Postretirement benefits expense of $216 million in 1999 increased $42 million from $174 million in 1998 and approximated the 1997 expense of $215 million. The 1999 increase is mainly a result of higher retiree healthcare expense and higher profit sharing provisions to a retiree trust ($23 million and $16 million, respectively). The 1998 decrease was mainly a result of higher expected return on plan assets and lower amortization of prior service cost ($69 million and $9 million, respectively) offset by higher profit sharing provisions to a retiree trust ($38 million).

     Engineering and research expense increased to $281 million in 1999 from $192 million in 1998 and $124 million in 1997. Approximately 50% and 35%, respectively, of these increases reflect the company's continuing investment in its next generation vehicle (NGV) program and approximately 25% and 20%, respectively, of the 1999 and 1998 increases reflect investment in the next generation diesel (NGD) program.

     Sales, general and administrative expense was $486 million in 1999 compared with $427 million in 1998 and $365 million in 1997. The 1999 increase is primarily due to marketing programs and the operational implementation of the company's integrated truck and engine strategies ($13 million and $34 million, respectively). The change between 1998 and 1997 primarily reflects investment in the company's five-point truck strategy and an increase in the provision for payment to employees as provided by the company's performance incentive programs ($24 million and $20 million, respectively).

     Interest expense increased to $135 million in 1999 from $105 million in 1998 and $74 million in 1997. The increase in 1999 resulted, in part, from higher average receivable funding requirements driven by higher sales levels. Additionally, a portion of the increase in 1999 and the majority of the increase in 1998 is due to a $358 million net increase in manufacturing operations debt during 1998 driven by the issuance of $350 million of senior and senior subordinated notes in February 1998.

     Other expense for 1998 includes $14 million related to the secondary public offering of 19.9 million shares of the company's common stock which was completed in June 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow is generated from the manufacture and sale of trucks and mid-range diesel engines and their associated service parts as well as from product financing and insurance coverage provided to the company's dealers and retail customers by the financial services segment. The company's current debt ratings have made sales of finance receivables the most economic sources of funding for NFC. Insurance operations are self-funded.

     The company had working capital of $340 million at October 31, 1999, compared to $482 million at October 31, 1998. The decrease from 1998 to 1999 is primarily due to a net change in operating assets and liabilities of $439 million as described below, and $144 million of purchases of common stock offset by net sales and maturities of marketable securities of $330 million.

     Consolidated cash, cash equivalents and marketable securities of the company were $576 million at October 31, 1999, $1,064 million at October 31, 1998, and $965 million at October 31, 1997. Cash, cash equivalents and marketable securities available to manufacturing operations, including a 1999 $659 million intercompany receivable from NFC, which NFC is obligated to repay upon request, totaled $1,045 million at October 31, 1999, $1,010 million at October 31, 1998 and $901 million at October 31, 1997.

     Cash provided by operations during 1999 totaled $302 million, primarily from net income of $544 million. Income tax expense for 1999 was $47 million, primarily composed of cash payments of $40 million to federal and certain state, local and foreign governments.

     The net change in operating assets and liabilities of $439 million includes a $445 million increase in receivables, primarily due to a net increase in wholesale note and account balances. The change also includes a $129 million increase in inventory due to higher production levels, offset by a related $139 million increase in accounts payable.

     During 1999, investment programs used $451 million in cash principally to fund $498 million of capital expenditures and investments in affiliates. Capital expenditures were made primarily for the NGV and NGD programs, increased engine production capacity, and increased capacity, infrastructure and facility enhancements at the Escobedo, Mexico plant. Investment programs also used cash for a $160 million net increase in retail notes and lease receivables and a $108 million net increase in property and equipment leased to others. These were offset by a net decrease in marketable securities of $330 million.

     Financing activities provided an $88 million net increase in notes and debt outstanding under the bank revolving credit facility and other commercial paper programs, and a $39 million net increase in long-term debt. Additionally, $22 million was borrowed under the Mexican credit facility, of which approximately half is denominated in Mexican pesos. These were offset by purchases of $144 million of common stock during 1999 in accordance with board approved spending levels for 1999 and 2000.

     Cash flow from the company's manufacturing and financial services operations is currently sufficient to cover planned investment in the business. Capital investments for 2000 are expected to be nearly $600 million including approximately $100 million for the NGV program and $200 million for the NGD program. In addition to the NGV and NGD programs, capital expenditures are planned to purchase lease options on engine equipment, to add a school bus facility in Tulsa, Oklahoma, and for normal improvements to existing facilities and products. The company had outstanding capital commitments of $505 million at October 31, 1999, including $91 million for the NGV program and $325 million through 2003 for the NGD program.

     The company currently estimates $460 million and $500 million in capital spending and $190 million and $120 million in development expense through 2004 for the NGV and NGD programs, respectively. Approximately $90 million and $20 million of the development expenses are planned for 2000. Included in the NGD amounts for capital spending and development expense are the company's planned investment to produce new high technology diesel engines in Huntsville, Alabama.

     During October 1999, the company's board of directors approved a new share repurchase program for as much as $243 million. Under the new repurchase program, shares will be purchased on the open market from time to time; however, the company cannot purchase more than 4.5 million shares through March 2001 without impairing the use of its tax loss carryforwards. Through November 1999, the company has purchased $46 million worth of shares under this program, including $11 million in fiscal 1999.

     The company's truck assembly facility in Escobedo, Mexico is encumbered by a lien in favor of certain lenders of the company as collateral for a $125 million revolving Mexican credit facility. At October 31, 1999, $52 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of October 31, 1999, the company is contingently liable for approximately $204 million for various purchasing commitments, credit guarantees and buyback programs. Based on historical loss trends, the company's exposure is not considered material. Additionally, restrictions under the terms of the senior and senior subordinated notes and the Mexican credit facility include a limitation on indebtedness and a limitation on certain restricted payments.

     NFC has traditionally obtained funds to provide financing to the company's dealers and retail customers from sales of finance receivables, commercial paper, short and long-term bank borrowings, medium and long-term debt and equity capital. At October 31, 1999, NFC's funding consisted of sold finance receivables of $2,296 million, bank and other borrowings of $1,287 million, subordinated debt of $100 million, capital lease obligations of $323 million and equity of $280 million.

      Through the asset-backed markets, NFC has been able to fund fixed rate retail note receivables at rates offered to companies with investment grade ratings. During 1999, NFC sold $1,260 million of retail notes through Navistar Financial Retail Receivables Corporation (NFRRC), a wholly owned subsidiary of NFC. At October 31, 1999, the remaining shelf registration available to NFRRC for the public issuance of asset-backed securities was $2,257 million. Also, at October 31, 1999, Navistar Financial Securities Corporation, a wholly owned subsidiary of NFC, had in place a revolving wholesale note trust that provides for the funding of $600 million of wholesale notes.

     At October 31, 1999, available funding under NFC's bank revolving credit facility and the asset-backed commercial paper facility was $87 million, of which $35 million was used to back short-term debt. The remaining $52 million, when combined with unrestricted cash and cash equivalents, made $90 million available to fund the general business purposes of NFC.

     In November 1999, NFC sold $533 million of retail notes, net of unearned finance income, through NFRRC to two multi-seller asset-backed commercial paper conduits sponsored by a major financial institution. The gain on the sale, which was not material, was recognized in November 1999.

     NFC's maximum contractual exposure under all receivable sale recourse provisions at October 31, 1999, was $257 million. However, management believes the recorded reserves for losses on sold receivables are adequate. See Note 5 to the Financial Statements.

     At October 31, 1999, NFC held forward interest rate contracts with notional amounts of $500 million and $75 million in anticipation of retail receivable sales to occur in November 1999 and March 2000, respectively. These contracts were entered into to reduce exposure to future changes in interest rates. NFC intends to close these positions on the pricing dates of the sales. Any resulting gain or loss will be included in the gain or loss on the sales of receivables. For the protection of investors in NFC's debt securities, NFC issued an interest rate cap. The notional amount of the cap, $374 million, amortizes based on the expected outstanding principal balance of the sold retail receivables. Under the terms of the cap agreement, NFC will make payments if interest rates exceed certain levels. The interest rate cap is recorded at fair value with changes in fair value recognized in income. At October 31, 1999, the impact on income was not material.

     In addition, the company held German mark, Japanese yen, and Canadian dollar forward contracts with notional amounts of $49 million, $13 million, and $10 million, respectively, and other derivative contracts with notional amounts of $19 million. At October 31, 1999, the unrealized net loss on these contracts was not material.

     At October 31, 1999, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Canadian operating subsidiary is subject to maximum recourse of $251 million on retail contracts and $22 million on retail leases. The Canadian operating subsidiary, NFC and certain other subsidiaries included in the financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to Transportation in the form of dividends or loans and advances. At October 31, 1999, the maximum amount of dividends which were available for distribution under the most restrictive covenants was $220 million.

     The company and Transportation are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1999.

     In May 1999, Moody's and Duff and Phelps raised the company's senior debt ratings from Ba1 and BB+ to Baa3 and BBB-, respectively and raised the company's subordinated debt ratings from Ba3 and BB- to Ba2 and BB, respectively. NFC's senior debt ratings increased from Ba1 and BBB- to Baa3 and BBB, respectively. NFC's subordinated debt ratings were also raised from Ba3 and BB+ to Ba2 and BBB-, respectively.

     It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow will provide a basis for financing operating requirements, capital investments and planned repurchases of common stock. Management also believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of the company's dealers and customers.

ENVIRONMENTAL MATTERS

     The  company  has been named a  potentially  responsible  party  (PRP),  in conjunction  with  other  parties,  in  a  number  of  cases  arising  under  an environmental protection law, the Comprehensive Environmental Response, Compensation and Liability Act, popularly known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which, in most cases, consists of data related to quantities and characteristics of material generated at, or shipped to, each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable  estimate  is  calculated  of the  company's  share,  if any,  of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

DERIVATIVE FINANCIAL INSTRUMENTS

     As disclosed in Notes 1 and 10 to the Financial Statements, the company uses derivative financial instruments to transfer or reduce the risks of foreign exchange and interest rate volatility, and potentially increase the return on invested funds.

     The company's manufacturing operations, as conditions warrant, hedge foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from the sale of manufactured products in other countries. Contracted purchases of commodities or manufacturing equipment may also be hedged.

     The financial services operations may use forward contracts to hedge the fair value of their fixed rate receivables against changes in market interest rates in anticipation of the sale of such receivables. The financial services operations also use interest rate swaps to reduce exposure to interest rate changes when they sell fixed rate receivables on a variable rate basis. For the protection of investors in NFC's debt securities, NFC may write interest rate caps when fixed rate receivables are sold on a variable rate basis.

MARKET RISK DISCLOSURE

     The company's primary market risks include fluctuations in interest rates and currency exchange rates. The company is also exposed to changes in the prices of commodities used in its manufacturing operations and to changes in the prices of equity instruments owned by the company. Commodity price risk related to the company's current commodity financial instruments and equity price risk related to the company's current investments in equity instruments are not material. The company does not hold any material market risk sensitive instruments for trading purposes.

     The company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk. These procedures include the monitoring of the company's level of exposure to each market risk, the funding of variable rate receivables with variable rate debt, and limiting the amount of fixed rate receivables which may be funded with floating rate debt. These procedures also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk.

     Interest rate risk is the risk that the company will incur economic losses due to adverse changes in interest rates. The company measures its interest rate risk by estimating the net amount by which the fair value of all of its interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% decrease in interest rates as of October 31, 1999 and 1998, the net fair value of these instruments would decrease by approximately $5 million in each year. The company's interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

     Foreign currency risk is the risk that the company will incur economic losses due to adverse changes in foreign currency exchange rates. The company's primary exposure to foreign currency exchange fluctuations are the Canadian dollar/U.S. dollar and Mexican peso/U.S. dollar. At October 31, 1999 and 1998, the potential reduction in future earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be approximately $10 million in each year. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which the company is exposed would simultaneously decrease by 10%, because such synchronized changes are unlikely to occur. The effects of foreign currency forward contracts have been included in the above analysis; however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency for which these forward contracts have been entered into for hedging purposes.

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

     The internal systems portion of the project addresses personal computing; facilities, including the physical "machines" inside a plant or office complex; and computer business systems that are commonly run on larger mainframes and mid-range computers as well as the supporting infrastructure for the company's computer business systems. The company presently believes that it has identified all significant applications that require remediation, which in some cases will involve the replacement of the systems, to achieve Year 2000 readiness. Both internal and external resources are being used to make the required modifications and test for Year 2000 compliance. At November 30, 1999, the company estimates that it was 99.8% complete with the conversion or compliance checking of its internal systems including significant applications. The company is targeting the completion of the modifications and testing processes to all significant applications by mid-December 1999, which is prior to any anticipated impact on its operating systems. Remaining significant applications have contingency plans available.

     The company has completed assessing the Year 2000 readiness of its production and service parts suppliers through a supplier survey process designed and coordinated by the Automotive Industry Action Group (AIAG). Responses to these questionnaires have been received and based on these responses, individual supplier contacts and 160 on-site assessments, the company believes that the majority of these suppliers have successfully completed their Year 2000 readiness programs. In addition, contingency plans have been established for all suppliers to assure an uninterrupted flow of materials in the unlikely event there are some that have unexpected problems.

     NFC has received written assurances from its major suppliers of cash management services that their main treasury management products and required backroom processing have been tested and deemed ready for the Year 2000.

     The company is working with its independent dealers on their Year 2000 readiness and monitoring their progress. The company has contacted all dealers and is working with its certified Dealer Business Systems Vendors to assist the dealers in becoming Year 2000 compliant. Compliance of all certified dealers systems is targeted for completion in December 1999.

     The company's total cost of the Year 2000 project, which will be funded through operating cash flows, is estimated to be $32 million, including $26 million of estimated expense and $6 million of capital expenditures. Approximately $23 million has been expensed and approximately $6 million has been capitalized through October 31, 1999. The remaining costs are estimated to be incurred in fiscal year 2000. The company's estimated annual expense for the Year 2000 project is not material to the company's fiscal 2000 information technology budget. Other non-Year 2000 information technology efforts have not been materially delayed or impacted by the Year 2000 project.

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

     The company currently believes that the most reasonably likely worst case scenario with respect to the Year 2000 issue is the failure of a supplier, including utility suppliers, to become Year 2000 compliant, which could result in the temporary interruption of the supply of necessary products or services to a manufacturing facility. This could result in interruptions in production for a period of time, which in turn could result in potential lost sales and profits. Additionally, sales, general and administrative expense could increase if automated functions would need to be performed manually.

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

     As part of its continuous assessment process, each of the business locations have prepared contingency plans for critical business processes that will be placed into effect in the event of a Year 2000 problem. These plans identify when contingent actions should be taken and identify the resources necessary for a proper response. Review and testing of the contingency plans will continue through the remainder of 1999, along with the necessary training of people that will manage through the crossover into the Year 2000.

     Checklists have been established for each of the contingency plans, against which status will be measured as the crossover occurs. The first priority will be to determine that computing platforms, data base management systems and communication networks for both voice and data are functioning properly. Immediately following, a series of production applications have been scheduled to run, with the objective being to quickly identify any remaining Year 2000 problems, and to initiate corrective actions promptly.

     A Year 2000 command center structure has been established to facilitate the management of activities and communications, consisting of a central center and 10 subsidiary centers defined for the business locations. Staffing has been identified for each of the centers, along with the procedures to manage the implementation of the defined pre and post-Year 2000 activities.

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

     The preceding Year 2000 discussion contains various forward-looking statements which represent the company's beliefs or expectations regarding future events. When used in the Year 2000 discussion, the words "believes," "expects," "estimates," "planned," "could," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the company's expectations as to when it will complete the remediation and testing phases of its Year 2000 program as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the company's belief that its internal systems and equipment will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date-sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of governmental agencies or other third parties with respect to Year 2000 problems.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement defines whether or not certain costs related to the development or acquisition of internal use software should be expensed or capitalized, and is effective for fiscal years beginning after December 15, 1998. The company adopted this statement effective November 1, 1999. At planned 2000 spending levels, adoption of this statement will result in the company capitalizing approximately $25 million of certain costs that would have otherwise been expensed.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. The company is currently assessing the impact of this statement on the company's results of operations, financial condition and cash flows. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS 133 by deferring for one year, the effective date of SFAS 133, to those fiscal years beginning after June 15, 2000.

INCOME TAXES

     The Statement of Financial Condition at October 31, 1999 and 1998 includes a deferred tax asset of $896 million and $912 million, respectively, net of valuation allowances of $86 million and $264 million, respectively, related to future tax benefits. The deferred tax asset has been reduced by the valuation allowance as management believes it is more likely than not that some portion of the deferred tax asset may not be realized in the future.

     The deferred tax asset includes the tax benefits associated with cumulative tax losses of $1,134 million and temporary differences, which represent the cumulative expense of $1,224 million recorded in the Statement of Income that has not been deducted on the company's tax returns. The valuation allowance at October 31, 1999, assumes that it is more likely than not that approximately $226 million of cumulative tax losses will not be realized before their expiration date. Realization of the net deferred tax asset is dependent on the generation of approximately $2,400 million of future taxable income. Until the company has utilized its significant net operating loss carryforwards, the cash payment of U.S. federal income taxes will be minimal. See Note 3 to the Financial Statements.

     The company performs extensive analysis to determine the amount of the deferred tax asset. Such analysis is based on the premise that the company is, and will continue to be, a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company. The financial results are evaluated using a number of alternatives in economic cycles at various industry volume conditions. One significant factor considered is the company's role as a leading producer of heavy and medium trucks and school buses and mid-range diesel engines.

     As a result of the increase in 1999 industry demand, the continued successful implementation of the company's manufacturing strategies, changes in the company's operating structure, and other positive operating indicators, management reviewed its projected future taxable income and evaluated the impact of these changes on its deferred tax asset valuation allowance. This review was completed during the third quarter of 1999 and resulted in a reduction to the deferred tax asset valuation allowance of $178 million which has been recorded as a reduction of income tax expense resulting in an effective tax rate of 8%. In addition, a $45 million reduction in the allowance was recorded during the fourth quarter of 1998 based on a similar review. Management believes that, with the combination of available tax planning strategies and the maintenance of significant market share, earnings are achievable in order to realize the net deferred tax asset of $896 million.

     Reconciliation of the company's income before income taxes for financial statement purposes to U.S. taxable income for the years ended October 31 is as follows:

Millions of dollars                        1999          1998          1997
-----------------------------------------------------------------------------

Income before income taxes ....          $   591       $   410      $    242
Exclusion of income
  of foreign subsidiaries .....             (102)           (7)           (3)
State income taxes ............               (4)           (3)           (2)
Temporary differences..........               72          (175)          145
Other  ........................               (7)          (26)            6
                                        --------      --------      --------
        Taxable income.........         $    550      $    199      $    388
                                        ========      ========      ========

BUSINESS ENVIRONMENT

     Sales of Class 5 through 8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Reflecting the stability of the general economy, demand for new trucks remained strong during 1999. The decrease in the number of new truck orders has decreased the company's order backlog to a more normal level of 57,300 units at October 31, 1999, from 72,100 units at October 31, 1998. The company continually evaluates order receipts and backlog throughout the year and will balance production with demand as appropriate.

     The company currently projects 2000 U.S. and Canadian Class 8 heavy truck demand to be 245,000 units, a 14% decrease from 1999. Although lower, this level of demand is still considered strong allowing Navistar to produce at record capacity levels. Process improvements and capacity expansions have been implemented to enhance the company's ability to meet customer demand for its products. Class 5, 6 and 7 medium truck demand, excluding school buses is forecast at 128,000 units, 12% lower than in 1999. Demand for school buses is expected to decrease only 5% in 2000 to 32,000 units. Mid-range diesel engine shipments by the company to OEMs in 2000 are expected to be 324,000 units, 13% higher than in 1999.

     In 1999, the company announced that it had finalized a joint venture with a Brazilian diesel engine producer to manufacture diesel engines in South America.

     In June 1999, the employees represented by Local 127 of the Canadian Auto Workers voted to ratify a new three-year labor agreement. The new contract extends through June 1, 2002. Increased labor and pension costs associated with the new contract are expected to be offset by work rule changes that provide increased manufacturing flexibility.

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

     The Audit Committee of the board of directors, composed of five non-employee directors, meets periodically with the independent auditors, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent auditors, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seems appropriate. Similarly, the company's independent auditors, internal auditors, general counsel and financial management have full access to the Committee and to the board of directors and each is responsible for bringing before the Committee or its Chair, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.


John R. Horne
Chairman, President and
Chief Executive Officer


Robert C. Lannert
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


Navistar International Corporation,
Its Directors and Shareowners:


     We  have  audited  the   Statement  of  Financial   Condition  of  Navistar
International Corporation and Consolidated Subsidiaries as of October 31, 1999 and 1998, and the related Statements of Income, Comprehensive Income and of Cash Flow for each of the three years in the period ended October 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 1999 and 1998, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
December 13, 1999
Chicago, Illinois

STATEMENT OF INCOME
                                          Navistar International Corporation
                                             and Consolidated Subsidiaries
                                        ---------------------------------------
For the Years Ended October 31
Millions of dollars,
except share data                         1999            1998           1997
-------------------------------------------------------------------------------

Sales and revenues
Sales of manufactured products.......   $  8,326        $  7,629        $ 6,147
Finance and insurance revenue........        256             201            174
Other income.........................         65              55             50
                                        --------        --------       --------
     Total sales and revenues........      8,647           7,885          6,371
                                        --------        --------       --------

Costs and expenses
Cost of products and services sold...      6,862           6,498          5,292
Postretirement benefits..............        216             174            215
Engineering and research expense.....        281             192            124
Sales, general
  and administrative expense.........        486             427            365
Interest expense.....................        135             105             74
Other expense........................         76              79             59
                                        --------        --------       --------
     Total costs and expenses........      8,056           7,475          6,129
                                        --------        --------       --------

         Income before income taxes..        591             410            242
         Income tax expense..........         47             111             92
                                        --------        --------       --------

Net income...........................        544             299            150

Less dividends on
  Series G preferred stock...........          -              11             29
                                        --------        --------       --------

Net income applicable
  to common stock....................   $    544        $    288       $    121
                                        ========        ========       ========

-------------------------------------------------------------------------------

Earnings per share
     Basic...........................   $   8.34        $   4.16       $   1.66
     Diluted.........................   $   8.20        $   4.11       $   1.65

Average shares outstanding (millions)
     Basic...........................       65.2            69.1           73.1
     Diluted.........................       66.4            70.0           73.6

-------------------------------------------------------------------------------

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED OCTOBER 31
Millions of dollars                       1999            1998           1997
-------------------------------------------------------------------------------

Net income...........................   $    544        $    299       $    150
                                        --------        --------       --------
Other comprehensive income (loss),
  net of tax:
    Minimum pension liability
      adjustment, net of tax of
      $(81), $76 and $(6) million....        152            (144)             9
    Foreign currency translation
      adjustments and other..........        (18)              5              2
                                        --------        --------       --------

Other comprehensive income (loss),
  net of tax.........................        134            (139)            11
                                        --------        --------       --------
Comprehensive income.................   $    678        $    160       $    161
                                        ========        ========       ========
See Notes to Financial Statements.
                                     - 14 -

STATEMENT OF FINANCIAL CONDITION
                                                        Navistar International
                                                           Corporation and
                                                      Consolidated Subsidiaries
                                                      -------------------------
As of October 31
Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------

ASSETS

Current assets
     Cash and cash equivalents................          $    243       $    390
     Marketable securities....................               138            259
     Receivables, net.........................             1,550          1,352
     Inventories..............................               625            507
     Deferred tax asset, net..................               229            194
     Other assets.............................                57             39
                                                        --------       --------

Total current assets..........................             2,842          2,741

Marketable securities.........................               195            415
Finance and other receivables, net............             1,268            844
Property and equipment, net...................             1,475          1,106
Investments and other assets..................               207            127
Prepaid and intangible pension assets.........               274            238
Deferred tax asset, net.......................               667            718
                                                        --------       --------

Total assets  ................................          $  6,928       $  6,189
                                                        ========       ========

LIABILITIES AND SHAREOWNERS' EQUITY

Liabilities
Current liabilities
     Current maturities of long-term debt.....          $    192       $    186
     Accounts payable, principally trade......             1,399          1,265
     Other liabilities........................               911            808
                                                        --------       --------

Total current liabilities.....................             2,502          2,259

Debt:  Manufacturing operations...............               445            446
       Financial services operations..........             1,630          1,490
Postretirement benefits liability.............               634            862
Other liabilities.............................               426            363
                                                        --------       --------

         Total liabilities....................             5,637          5,420
                                                        --------       --------

Commitments and contingencies

Shareowners' equity
Series D convertible junior preference stock..                 4              4
Common stock
     (75.3 million shares issued).............             2,139          2,139
Retained earnings (deficit)...................              (297)          (829)
Accumulated other comprehensive loss..........              (197)          (331)
Common stock held in treasury, at cost
     (12.1 million and 9.1 million shares held)             (358)          (214)
                                                        --------       --------

         Total shareowners' equity............             1,291            769
                                                        --------       --------

Total liabilities and shareowners' equity.....          $  6,928       $  6,189
                                                        ========       ========

-------------------------------------------------------------------------------
See Notes to Financial Statements.
                                     - 15 -

STATEMENT OF CASH FLOW
                                          Navistar International Corporation
                                             and Consolidated Subsidiaries
                                        --------------------------------------

For the Years Ended October 31
Millions of dollars                       1999            1998           1997
------------------------------------------------------------------------------

Cash flow from operations
Net income...........................   $    544       $    299        $    150
Adjustments to reconcile net income
  to cash provided by operations:
    Depreciation and amortization....        174            159             120
    Deferred income taxes............        185            149              82
    Deferred tax asset valuation
      allowance adjustment...........       (178)           (45)              -
    Postretirement benefits funding
      less than (in excess of)
      expense........................         47           (373)           (128)
    Other, net.......................        (31)           (16)            (51)
    Change in operating assets
      and liabilities:
        Receivables..................       (445)          (192)           (194)
        Inventories..................       (129)           (13)            (25)
        Prepaid and
          other current assets.......        (24)            (1)              4
        Accounts payable.............        139            192             288
        Other liabilities............         20            202             137
                                        --------       --------        --------
    Cash provided by operations......        302            361             383
                                        --------       --------        --------

Cash flow from investment programs
Purchases of retail notes
  and lease receivables..............     (1,442)        (1,263)           (970)
Collections/sales of retail notes
  and lease receivables..............      1,282          1,071           1,054
Purchases of marketable securities...       (396)          (837)           (512)
Sales or maturities
  of marketable securities...........        726            521             557
Capital expenditures.................       (427)          (302)           (169)
Property and equipment
  leased to others...................       (108)          (125)            (42)
Investment in affiliates.............        (71)            (7)              8
Capitalized interest and other.......        (15)            (6)             (8)
                                        --------       --------        --------
    Cash used in investment programs.       (451)          (948)            (82)
                                        --------       --------        --------

Cash flow from financing activities
Issuance of debt.....................        174            493             211
Principal payments on debt...........       (135)          (119)            (46)
Net increase (decrease) in notes
  and debt outstanding under bank
  revolving credit facility and
  commercial paper programs..........         88            348            (285)
Mexican credit facility..............         22             84               -
Debt and equity issuance costs.......         (3)           (26)             (7)
Purchases of common stock............       (144)          (189)            (23)
Proceeds from reissuance
  of treasury shares.................          -             28               -
Redemption of
  Series G preferred stock...........          -           (240)              -
Dividends paid.......................          -            (11)            (29)
                                        --------       --------        --------
    Cash provided by (used in)
      financing activities..........           2            368            (179)
                                        --------       --------        --------

Cash and cash equivalents
  (Decrease) increase
    during the year..................       (147)          (219)            122
  At beginning of the year...........        390            609             487
                                        --------       --------        --------

Cash and cash equivalents
  at end of the year.................   $    243       $    390        $    609
                                        ========       ========        ========

-------------------------------------------------------------------------------

See Notes to Financial Statements.
                                     - 16 -

                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE YEARS ENDED OCTOBER 31, 1999

1.   SUMMARY OF ACCOUNTING POLICIES

Basis of Consolidation

     Navistar International Corporation is a holding company, whose principal operating subsidiary is Navistar International Transportation Corp. (Transportation). As used hereafter, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services.

     The company's truck segment is engaged in the manufacture and marketing of Class 5 through 8 trucks, including school buses, and operates primarily in the United States (U.S.) and Canada as well as in Mexico, Brazil and other selected export markets. The company's engine segment is engaged in the design and manufacture of mid-range diesel engines and operates primarily in the U.S. and Brazil. The financial services operations of the company provide wholesale, retail and lease financing, and domestic commercial physical damage and liability insurance coverage to the company's dealers and retail customers and to the general public through an independent insurance agency system.

      The consolidated financial statements include the results of the company's manufacturing operations and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing and financial services operations have been eliminated to arrive at the consolidated totals. Certain 1998 and 1997 amounts have been reclassified to conform with the presentation used in the 1999 financial statements. During 1999, the company adopted a classified balance sheet format; 1998 balances have been reclassified to conform with the presentation used in 1999.

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

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Revenue Recognition

     Truck operations recognize shipments of new trucks and service parts to dealers and retail customers as sales. Price allowances, expected in the normal course of business, and the cost of special incentive programs are recorded at the time of sale. Engine sales are recognized at the time of shipment to original equipment manufacturers (OEMs). An allowance for losses on receivables is maintained at an amount that management considers appropriate in relation to the outstanding receivables portfolio, and it is charged when receivables are determined to be uncollectible.

     Financial services operations recognize finance charges on finance receivables as income over the term of the receivables utilizing the interest method. Operating lease revenues are recognized on a straight-line basis over the life of the lease. Selected receivables are securitized and sold to public and private investors with limited recourse. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. Financial services operations continue to service the sold receivables and receive a fee for such services. An allowance for losses is maintained at a level deemed appropriate based on such factors as overall portfolio quality, historical loss experience and current economic conditions.

     Insurance premiums are earned on a prorata basis over the terms of the policies. The liability for unpaid insurance claims includes provisions for reported claims and an estimate of unreported claims based on past experience.

Cash and Cash Equivalents

     All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, U.S. government securities and floating rate notes, are classified as cash equivalents in the Statements of Financial Condition and Cash Flow.

Marketable Securities

     Marketable securities are classified as available-for-sale securities and are reported at fair value. The difference between amortized cost and fair value is recorded as a component of accumulated other comprehensive loss in shareowners' equity, net of applicable deferred taxes. Securities with remaining maturities of less than twelve months and other investments needed for current cash requirements are classified as current within the Statement of Financial Condition. All equity securities are classified as current because they are highly liquid financial instruments which can be readily converted to cash. All other securities are classified as non-current.

Inventories

     Inventories are valued at the lower of average cost or market.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.   SUMMARY OF ACCOUNTING POLICIES (continued)

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

Engineering and Research Expense

     Engineering and research expense includes research and development expenses and routine ongoing costs associated with improving existing products and manufacturing processes. Research and development expenses, which include activities for the introduction of new truck and engine products and major improvements to existing products and processes, totaled $207 million, $138 million and $85 million in 1999, 1998 and 1997, respectively.

Product Related Costs

     The company accrues warranty expense at the time of end product sale. Product liability expense is accrued based on the estimate of total future payments to settle product liability claims.

Derivative Financial Instruments

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility and to potentially increase the return on invested funds. Financial services operations may use forward contracts to hedge the fair value of its fixed rate receivables against changes in market interest rates in anticipation of the sale of such receivables. Financial services operations also use interest rate swaps to reduce exposure to interest rate changes when they sell fixed rate receivables on a variable rate basis. For the protection of investors in Navistar Financial Corporation's (NFC) debt securities, NFC may write interest rate caps when fixed rate receivables are sold on a variable rate basis. The company also uses derivatives such as forward contracts to reduce its exposure to foreign exchange volatility.

     Derivative financial instruments are generally held for purposes other than trading. Income recognition of changes in fair values of the derivatives is deferred until the derivative instruments are closed. Gains or losses related to hedges of anticipated transactions are deferred until they are recognized in income when the effects of the anticipated transactions are recognized in earnings. The principal balance of receivables expected to be sold by NFC equals or exceeds the notional amount of open forward contracts. Additionally, the value of committed purchases denominated in currencies other than the functional currency generally exceeds the notional amount of related open derivative contracts.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.   SUMMARY OF ACCOUNTING POLICIES (continued)

Foreign Currency

     The financial  statements of foreign  subsidiaries  are  translated to U.S.
dollars using the period-end exchange rate for assets and liabilities and a weighted-average exchange rate for each period for revenues and expenses. The local currency is the functional currency for the company's foreign subsidiaries and translation adjustments for these subsidiaries are recorded as a component of accumulated other comprehensive loss in shareowners' equity. Effective February 1, 1999, the functional currency of the company's Mexican subsidiaries changed from the U.S. dollar to the Mexican peso because Mexico's economy is no longer considered highly inflationary. The effect of this change was not material. Translation gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in earnings as incurred, except for those transactions which hedge purchase commitments and for those intercompany balances which are designated as long-term investments. Net income included a foreign currency transaction loss of $10 million in 1999 and foreign currency transaction gains of $4 million in 1998 and $2 million in 1997.

New Accounting Pronouncements

     Effective November 1, 1998, Navistar adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Financial statements for prior periods have been reclassified as required by this statement. Effective November 1, 1998, Navistar adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). See Note 13 to the Financial Statements.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.    SUMMARY OF ACCOUNTING POLICIES (continued)

     New Accounting Pronouncements (continued)

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement defines whether or not certain costs related to the development or acquisition of internal use software should be expensed or capitalized, and is effective for fiscal years beginning after December 15, 1998. The company adopted this statement effective November 1, 1999. At planned 2000 spending levels, adoption of this statement will result in the company capitalizing approximately $25 million of certain costs that would have otherwise been expensed.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS 133 by deferring for one year the effective date of SFAS 133, to those fiscal years beginning after June 15, 2000. The company is currently assessing the impact of SFAS 133 on the company's results of operations, financial condition and cash flows.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.   POSTRETIREMENT BENEFITS

     The company provides postretirement benefits to substantially all of its employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees and surviving spouses and dependents. In addition, as part of the 1993 restructured health care and life insurance plans, profit sharing payments to the Retiree Supplemental Benefit Trust (Trust) are required.

     The cost of postretirement benefits is segregated as a separate component in the Statement of Income and is as follows:


Millions of dollars                       1999            1998           1997
-------------------------------------------------------------------------------

Pension expense......................   $     77        $     74        $   129
Health/life insurance................         65              42             66
Profit sharing provision to Trust....         74              58             20
                                        --------        --------       --------
Total postretirement benefits expense   $    216        $    174       $    215
                                        ========        ========       ========

     Generally, the pension plans are non-contributory. The company's policy is to fund its pension plans in accordance with applicable U.S. and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the accumulated benefit obligation. At October 31, 1999, all legal funding requirements had been met. In 2000, the company expects to contribute approximately $85 million to its pension plans to meet legal requirements.

     In 1993, the Retiree Health Benefit Trust was established to provide a vehicle for funding the health care liability through company contributions and retiree premiums. The company made a required prefunding contribution of $200 million to this trust during 1998.

Postretirement Benefits Expense

     Net periodic benefits expense included in the Statement of Income is composed of the following:

                             Pension Benefits              Other Benefits
                             ----------------              --------------
Millions of dollars      1999     1998      1997      1999      1998      1997
------------------------------------------------------------------------------

Service cost
  for benefits
  earned during
  the period........    $  34    $  37     $  34     $  16     $  14     $  13
Interest on
  obligation........      229      231       238       107        98        96
Amortization costs
  and other.........       99       88        99        15         2         -
Less expected
  return on assets..     (285)    (282)     (242)      (73)      (72)      (43)
                        -----    -----     -----     -----     -----     -----

Net postretirement
  benefits expense..    $  77    $  74     $ 129     $  65     $  42     $  66
                        =====    =====     =====     =====     =====     =====

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.   POSTRETIREMENT BENEFITS (continued)

Postretirement Benefits Expense (continued)

     "Amortization costs and other" include amortization of cumulative gains and losses over the expected remaining service life of employees and amortization of the initial transition liability over 15 years. Also included is the expense related to yearly lump-sum payments to retirees required by negotiated labor contracts, expense related to defined contribution plans and amortization of plan amendments. Plan amendments are recognized over the remaining service life of employees, except for those plan amendments arising from negotiated labor contracts, which are amortized over the length of the contract.

     The funded status of the company's plans as of October 31, 1999 and 1998 and a reconciliation with amounts recognized in the Statement of Financial Condition are provided below.

                                        Pension Benefits        Other Benefits
                                        ----------------        --------------

Millions of dollars                      1999       1998       1999       1998
-------------------------------------------------------------------------------

Change in benefit obligation
Benefit obligation
  at beginning of year..............    $3,481     $3,299     $1,560     $1,374
Service cost........................        34         37         16         14
Interest on obligation..............       229        231        107         98
Amendments..........................         8          -          4          -
Actuarial net (gain) loss...........      (157)       186         52        164
Benefits paid.......................      (287)      (272)      (103)       (90)
                                        ------     ------     ------     ------
Benefit obligation at end of year...    $3,308     $3,481     $1,636     $1,560
                                        ------     ------     ------     ------
Change in plan assets
Fair value of plan assets
  at beginning of year..............    $3,032    $2,900      $  693     $  486
Actual return on plan assets........       348       187         118         47
Employer contribution...............        12       212          10        210
Benefits paid.......................      (279)     (267)        (57)       (50)
                                        ------     ------     ------     ------
Fair value of plan assets
  at end of year....................    $3,113     $3,032     $  764     $  693
                                        ------     ------     ------     ------

Funded status.......................    $ (195)    $ (449)    $(872)     $ (867)
Unrecognized actuarial net loss.....       342        587        331        344
Unrecognized transition amount......       100        133          -          -
Unrecognized prior service cost.....        56         69          -         (5)
                                        ------     ------     ------     ------
Net amount recognized...............    $  303     $  340     $ (541)    $ (528)
                                        ======     ======     ======     ======

Amounts recognized in
the Statement of
Financial Condition consist of:
Prepaid benefit cost................    $  148     $   39     $    -     $    -
Accrued benefit liability
  - current.........................       (95)       (17)       (58)       (55)
  - noncurrent......................      (151)      (389)      (483)      (473)
Intangible asset....................       126        199          -          -
Accumulated other comprehensive loss       275        508          -          -
                                        ------     ------     ------     ------
Net amount recognized...............    $  303     $  340     $ (541)    $ (528)
                                        ======     ======     ======     ======

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.   POSTRETIREMENT BENEFITS (continued)

Postretirement Benefits Expense (continued)

     The accumulated other comprehensive loss included in shareowners' equity is recorded in the Statement of Financial Condition net of deferred income taxes of $91 million and $172 million at October 31, 1999 and 1998, respectively.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,057 million, $2,056 million and $1,814 million, respectively, as of October 31, 1999, and $3,393 million, $3,336 million and $2,931 million respectively, as of October 31, 1998.

     During 1998, the pension plans purchased 3 million shares of the company's common stock. At October 31, 1998, these shares accounted for approximately 2% of the plans' assets. During 1999, the pension plans sold all of their shares of the company's common stock.

     The weighted average rate assumptions used in determining expenses and benefit obligations were:

                             Pension Benefits              Other Benefits
                             ----------------              --------------
Millions of dollars      1999     1998      1997      1999      1998      1997
------------------------------------------------------------------------------

Discount rate used
  to determine
  present value of
  benefit obligation
  at end of year......   7.9%     6.8%      7.3%      8.0%      7.1%      7.4%
Expected long-term
  rate of return
  on plan assets
  for the year........   9.7%     9.7%      9.8%     10.8%     10.8%     11.1%
Expected rate of
  increase in future
  compensation levels.   3.5%     3.5%      3.5%       N/A       N/A       N/A

     For 2000, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 9.7%. The rate is projected to decrease to 5.0% by the year 2005 and remain at that level each year thereafter. The effect of changing the health care cost trend rate by one-percentage point for each future year is as follows:

                                         One-Percentage-      One-Percentage-
                                          Point Increase       Point Decrease
                                         ---------------      ---------------

Effect on total of service
   and interest cost components....           $   19               $  (16)
Effect on postretirement
   benefit obligation..............              192                 (163)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.   INCOME TAXES

     The domestic and foreign components of income before income taxes consist of the following:

Millions of dollars                       1999           1998            1997
-------------------------------------------------------------------------------

Domestic.........................       $    489       $    403        $    239
Foreign..........................            102              7               3
                                        --------       --------        --------
Total income before income taxes.       $    591       $    410        $    242
                                        ========       ========        ========

     The components of income tax expense consist of the following:

Millions of dollars                       1999           1998            1997
-------------------------------------------------------------------------------

Current:
  Federal........................       $     11       $      4        $      8
  State and local................              4              3               2
  Foreign........................             25              -               -
                                        --------       --------        --------
Total current expense............             40              7              10
                                        --------       --------        --------
Deferred:
  Federal........................            154            127              71
  State and local................             23             19              11
  Foreign........................              8              3               -
                                        --------       --------        --------
Total deferred expense...........            185            149              82
                                        --------       --------        --------

Less valuation allowance
  adjustment.....................           (178)           (45)              -
                                        --------       --------        --------

Total income tax expense.........       $     47       $    111        $     92
                                        ========       ========        ========

     The deferred tax expense does not represent cash payment of income taxes and was primarily generated by the utilization of net operating loss (NOL) carryforwards and the increase of temporary differences, and will not require future cash payments. Consolidated tax payments made during 1999, 1998 and 1997 were $40 million, $7 million and $10 million, respectively.

     The relationship of the tax expense to income before taxes for 1999, 1998 and 1997 differs from the U.S. statutory rate (35%) because of state income taxes and the benefit of NOL carryforwards in foreign countries. Also, the 1999 and 1998 effective tax rates reflect a $178 million and $45 million reduction in the deferred tax asset valuation allowance, respectively. A valuation allowance has been provided for those NOL carryforwards and temporary differences which are estimated to expire before they are utilized. The effective tax rates for 1999, 1998 and 1997 were 8.0%, 27.0% and 38.0%, respectively.

     As a result of continued strong industry demand, the continued successful implementation of the company's manufacturing strategies, changes in the company's operating structure, and other positive operating indicators, management reviewed its projected future taxable income and evaluated the impact of these changes on its deferred tax asset valuation allowance. This review was completed during the third quarter of 1999 and resulted in a reduction to the deferred tax asset valuation allowance of $178 million which reduced income tax expense during the third quarter of 1999. In addition, a $45 million reduction in the allowance was recorded during the fourth quarter of 1998 based on a similar review.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.   INCOME TAXES   (continued)

     Undistributed earnings of foreign subsidiaries were $126 million and $50 million at October 31, 1999 and 1998, respectively. Taxes have not been provided on these earnings because no withholding taxes are applicable upon repatriation and any U.S. tax would be substantially offset by the utilization of NOL carryforwards.

     Taxpaying entities of the company offset all deferred tax assets and liabilities within each tax jurisdiction. The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------
United States
-------------
Deferred tax assets:
Net operating loss carryforwards........                $    397       $    590
Alternative minimum tax.................                      35             24
Postretirement benefits.................                     266            347
Product liability and warranty..........                     116            106
Employee incentive programs.............                      77             79
Other liabilities.......................                     129            153
                                                        --------       --------
Total deferred tax assets...............                   1,020          1,299
                                                        --------       --------
Deferred tax liabilities:
Prepaid pension assets..................                    (102)          (117)

Depreciation   .........................                     (22)           (30)
                                                        --------       --------
Total deferred tax liabilities..........                    (124)          (147)
                                                        --------       --------
Total deferred tax assets...............                     896          1,152
Less valuation allowance................                     (65)          (243)
                                                        --------       --------
Net deferred U.S. tax assets............                $    831       $    909
                                                        --------       --------
Foreign
-------
Deferred tax assets:
Net operating loss carryforwards........                $     34       $      5
Other accrued liabilities...............                      52             19
                                                        --------       --------
Total deferred tax assets...............                      86             24
Less valuation allowance................                     (21)           (21)
                                                        --------       --------
Net deferred foreign tax assets.........                $     65       $      3
                                                        --------       --------

Total net deferred tax assets...........                $    896       $    912
                                                        --------       --------

Deferred foreign tax liabilities:
Prepaid pension assets..................                $    (45)      $    (13)
Depreciation   .........................                     (30)            (7)
Other...................................                     (12)             -
                                                        --------       --------
Total deferred foreign tax liabilities..                $    (87)      $    (20)
                                                        ========       ========

Amounts recognized in the
  Statement of Financial Condition:
Deferred tax assets.....................                $    896       $    912
     Less current portion...............                    (229)          (194)
                                                        --------       --------
     Long-term deferred tax asset.......                $    667       $    718
                                                        ========       ========

Other long-term liabilities.............                $    (87)      $    (20)
                                                        ========       ========

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.   INCOME TAXES (continued)

     At October 31, 1999, the company had $1,045 million of domestic and $89 million of foreign NOL carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire as follows, in millions of dollars:

           2007.........................................      $    75
           2008.........................................          816
           2009.........................................           37
           2011.........................................          179
           Indefinite...................................           27
                                                              -------

           Total........................................      $ 1,134
                                                              =======

     Additionally, the reversal of net temporary differences of $1,224 million as of October 31, 1999 will create net tax deductions which, if not utilized previously, will expire subsequent to 2011.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

4.   MARKETABLE SECURITIES

     The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

     Information related to the company's marketable securities at October 31 is as follows:
                                         1999                    1998
                                 --------------------     --------------------
                                 Amortized      Fair      Amortized      Fair
Millions of dollars                 Cost        Value        Cost        Value
------------------------------------------------------------------------------

Corporate securities.........      $  172      $  170       $  386      $  388
U.S. government securities...          82          82          171         174
Mortgage and
  asset-backed securities....          55          54           85          86
Foreign government securities           5           5            6           7
                                   ------      ------       ------      ------
    Total debt securities....         314         311          648         655
                                   ------      ------       ------      ------

Equity securities............          22          22           17          19
                                   ------      ------       ------      ------

Total marketable securities..      $  336      $  333       $  665      $  674
                                   ======      ======       ======      ======

     Contractual maturities of marketable debt securities at October 31 are as follows:
                                         1999                    1998
                                 --------------------     --------------------
                                 Amortized      Fair      Amortized      Fair
Millions of dollars                 Cost        Value        Cost        Value
------------------------------------------------------------------------------

Due in one year or less.....       $  147      $  146       $  239      $  240
Due after one year
  through five years .......           95          94          297         301
Due after five years
  through 10 years .........           10          10           17          18
Due after 10 years .........            7           7           10          10
                                   ------      ------       ------      ------
                                      259         257          563         569
Mortgage and
  asset-backed securities..            55          54           85          86
                                   ------      ------       ------      ------

Total debt securities .....        $  314      $  311       $  648      $  655
                                   ======      ======       ======      ======

     Gross gains and losses realized on sales or maturities of marketable securities were not material for each of the two years. At October 31, 1999 and 1998, a domestic insurance subsidiary had $11 million and $13 million, respectively, of marketable securities which were on deposit with various state departments of insurance or otherwise not available. These securities are included in total marketable securities balances at October 31, 1999 and 1998.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

5.   RECEIVABLES

     Receivables at October 31 are summarized by major classification as follows:

Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------

Accounts receivable ...................                 $    816       $    661
Retail notes and lease financing.......                    1,061            925
Wholesale notes........................                      592            261
Amounts due from sales
  of receivables.......................                      244            246
Notes receivable.......................                      117            109
Other..................................                       24             27
Allowance for losses...................                      (36)           (33)
                                                        --------       --------

    Total receivables, net.............                    2,818          2,196
    Less current portion...............                   (1,550)        (1,352)
                                                        --------       --------
    Finance and other receivables, net.                 $  1,268       $    844
                                                        ========       ========

     The financial services segment purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from the company's operations.

     A portion of NFC's funding for retail and wholesale notes comes from sales of receivables by NFC to third parties with limited recourse. NFC's maximum contractual exposure under all receivable sale recourse provisions at October 31, 1999 was $257 million; however, management believes that the allowance for credit losses on sold receivables is adequate. Proceeds from sales of retail notes receivable, net of underwriting costs, were $1,192 million in 1999, $953 million in 1998 and $958 million in 1997. Uncollected sold retail and wholesale receivable balances totaled $2,296 million and $2,145 million as of October 31, 1999 and 1998, respectively.

     In November 1999, NFC sold $533 million of retail notes, net of unearned finance income, through Navistar Financial Retail Receivables Corporation (NFRRC) to two multi-seller asset-backed commercial paper conduits sponsored by a major financial institution. The gain on sales, which was not material, was recognized in November 1999.

     Contractual maturities of accounts receivable, retail notes and lease financing and wholesale notes, including unearned finance income, at October 31, 1999 were: 2000 - $1,550 million, 2001 - $443 million, 2002 - $245 million, 2003
- $188 million, 2004 - $148 million and thereafter - $49 million. Unearned finance income totaled $154 million at October 31, 1999. Notes receivable are due upon demand from a limited partnership that invests in S&P 500 stock index arbitrage.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

6.   INVENTORIES

     Inventories at October 31 are as follows:

Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------

Finished products..........................             $    285       $    225
Work in process............................                   95             69
Raw materials and supplies.................                  245            213
                                                        --------       --------

Total inventories..........................             $    625       $    507
                                                        ========       ========

7.   PROPERTY AND EQUIPMENT

     At October 31, property and equipment includes the following:

Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------

Land ......................................             $     20       $     18

Buildings, machinery
  and equipment at cost:
     Plants................................                1,627          1,419
     Distribution..........................                  102             94
     Construction in progress..............                  313            130
     Net investment in operating leases....                  283            218
     Other ................................                  253            203
                                                        --------       --------
     Total property........................                2,598          2,082
                                                        --------       --------
     Less accumulated depreciation
       and amortization....................               (1,123)          (976)
                                                        --------       --------
         Total property and equipment, net.             $  1,475       $  1,106
                                                        ========       ========

     Total property includes property under capitalized lease obligations of $24 million and $25 million at October 31, 1999 and 1998, respectively. Future minimum rentals on net investments in operating leases are: 2000 - $68 million, 2001 - $58 million, 2002 - $44 million, 2003 - $27 million and thereafter - $13 million. Each of these assets is depreciated on a straight-line basis over the term of the lease in an amount necessary to reduce the leased vehicle to its estimated residual value at the end of the lease term. Capitalized interest for 1999, 1998, and 1997 was $15 million, $12 million, and $2 million, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.   DEBT

Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------

Manufacturing operations
  Notes payable and current maturities
    of long-term debt.....................              $     31       $      4
                                                        --------       --------

    8% Senior Subordinated Notes, due 2008                   250            250
    7% Senior Notes, due 2003.............                   100            100
    Mexican credit facility...............                    83             84
    Capitalized leases and other..........                    12             12
                                                        --------       --------
      Total long-term debt................                   445            446
                                                        --------       --------
Manufacturing operations debt.............                   476            450
                                                        --------       --------
Financial services operations
    Commercial paper......................                    35             22
    Current maturities of long-term debt..                   126            160
                                                        --------       --------
      Total short-term debt...............                   161            182
                                                        --------       --------
    Bank revolvers, variable rates,
      due 2001-2005.......................                   867            815
    Asset-backed commercial paper program,
      variable rate, due 2001.............                   413            401
                                                        --------       --------
      Total senior debt...................                 1,280          1,216

    9% Subordinated Senior Notes,
      due 2002............................                   100            100

    Capitalized leases, 4.1% to 6.3%,
      due serially through 2006...........                   250            174
                                                        --------       --------

      Total long-term debt................                 1,630          1,490
                                                        --------       --------

Financial services operations debt........                 1,791          1,672
                                                        --------       --------

Total debt................................              $  2,267       $  2,122
                                                        ========       ========

     The effective annual interest rate on manufacturing notes payable was 7.7% in 1999, 6.8% in 1998 and 8.3% in 1997. Consolidated interest payments were $134 million, $95 million and $66 million in 1999, 1998 and 1997, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.   DEBT (continued)

     During 1998, the company arranged financing for $164 million of funds denominated in U.S. dollars and Mexican pesos to be used for investment in the company's Mexican manufacturing and financial services operations. As of October 31, 1999, borrowings outstanding under these arrangements were $106 million, of which 54% is denominated in dollars and 46% in pesos. The interest rates on the dollar-denominated debt are at a negotiated fixed rate or a variable rate based either on LIBOR or the Federal Funds Rate. On peso-denominated debt, the interest rate is based on the Interbank Interest Equilibrium Rate. The effective interest rate for the combined dollar and peso denominated debt was 18% for 1999 and 17% for 1998.

     NFC  issues   commercial  paper  with  varying  terms  and  has  short-term borrowings with various banks on a noncommitted basis. Compensating cash balances and commitment fees are not required under these borrowings.

     The aggregate annual maturities for debt for the years ended October 31 are as follows:
                                                    Financial
                                Manufacturing        Services
Millions of dollars               Operations        Operations          Total
-------------------------------------------------------------------------------

2000................               $     31          $    161          $    192
2001................                     33             1,341             1,374
2002................                     47               172               219
2003................                    110                84               194
2004 and thereafter.                    255                33               288
                                   --------          --------          --------
     Total..........               $    476          $  1,791          $  2,267
                                   ========          ========          ========


Weighted average interest rate on total debt, including short-term, and the effect of discounts and related amortization for the years ended:

October 31, 1999...                   10.1%               5.6%             6.6%
October 31, 1998...                    9.3%               6.4%             7.1%

     At October 31, 1999, NFC has a $925 million contractually committed bank revolving credit facility and a $400 million asset-backed commercial paper
(ABCP) program supported by a bank liquidity facility plus $14 million of trust certificates issued in connection with the formation of the ABCP trust. Available funding under the bank revolving credit facility and the ABCP program was $87 million, of which $35 million provided funding backup for the outstanding short-term debt at October 31, 1999.

     NFC's wholly owned subsidiaries,  Navistar Financial Securities Corporation
(NFSC) and NFRRC, have a limited purpose of purchasing retail and wholesale receivables, respectively, and transferring an undivided ownership interest in such notes to investors. The subsidiaries have limited recourse on the sold receivables and their assets are available to satisfy the claims of their creditors prior to such assets becoming available to NFC or affiliated companies.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.   DEBT (continued)

     NFSC has in place a revolving wholesale note trust that provides for the funding of $600 million of wholesale notes. The trust is comprised of three $200 million tranches maturing in 2003, 2004 and 2008.

     During fiscal 1999, in two separate sales, NFC sold a total of $1,260 million of retail notes, net of unearned finance income, through NFRRC. The combined gain recognized on the sale of these notes was $12 million. The aggregate shelf registration available to NFRRC for issuance of asset-backed securities is $2,257 million.

     NFC has entered into various sale/leaseback agreements involving vehicles subject to retail finance and operating leases with end users. The outstanding balances are classified under financial services operations as capitalized leases. These agreements grant the purchasers a security interest in the underlying end user leases.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

9.   OTHER LIABILITIES

     Major classifications of other liabilities at October 31 are as follows:

Millions of dollars                                       1999           1998
-------------------------------------------------------------------------------

Product liability and warranty...........            $    337          $    323
Employee incentive programs..............                 212               215
Payroll, commissions
   and employee-related benefits.........                 103               104
Postretirement benefits liability........                 153                72
Loss reserves and unearned premiums......                 102               105
Taxes....................................                 163                67
Sales and marketing......................                  56                54
Long-term disability
  and workers' compensation..............                  48                53
Environmental............................                  22                27
Interest.................................                  16                22
Other....................................                 125               129
                                                     --------          --------
   Total other liabilities...............               1,337             1,171

       Less current portion..............                (911)             (808)
                                                     --------          --------
       Other long-term liabilities.......            $    426          $    363
                                                     ========          ========

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

10.  FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

     The carrying amounts of financial instruments, as reported in the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31 are as follows:

                                         1999                     1998
                                 --------------------     --------------------
                                 Carrying        Fair     Carrying        Fair
Millions of dollars                Amount       Value       Amount       Value
------------------------------------------------------------------------------

Total receivables, net.......      $2,818      $2,824       $2,196      $2,216

Long-term investments
  and other assets...........         207         206          127         130

Total debt...................       2,267       2,256        2,122       2,119

     Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 4.

     The fair value of notes receivable and retail notes is estimated by discounting expected cash flows at estimated current market rates. Customer receivables, wholesale notes and retail and wholesale accounts approximate fair value as a result of the short-term nature of the receivables.

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

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


10.  FINANCIAL INSTRUMENTS   (continued)

Derivatives Held or Issued for Purposes Other Than Trading

     The company uses derivatives to transfer or reduce risks of foreign exchange and interest rate volatility, and to potentially increase the return on invested funds.

     The company periodically enters into forward contracts in order to reduce exposure to exchange rate risk related to purchases denominated in currencies other than the functional currency.

     The financial services operations manage exposures to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt generally by selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments. These derivative financial instruments may include interest rate swaps, interest rate caps and forward contracts. The fair value of these instruments is subject to risk as the instruments may become less valuable due to changes in market conditions or interest rates. NFC manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. NFC's credit exposure is limited to the fair value of contracts with a positive fair value at the reporting date. Notional amounts are used to measure the volume of derivative financial instruments and do not represent exposure to credit loss.

     The financial services operations enter into forward contracts to manage their exposure to fluctuations in the fair value of retail notes anticipated to be sold. The financial services operations manage such risk by entering into forward contracts to sell fixed debt securities or forward interest rate swaps whose fair value is highly correlated with that of its receivables. Income recognition of changes in fair value of the derivatives is deferred until the derivative instruments are closed. Gains or losses incurred with the closing of these agreements are included as a component of the gain or loss on sale of receivables.

     In November 1998, NFC sold $545 million of fixed rate retail receivables to a multi-seller asset-backed commercial paper conduit sponsored by a major financial institution on a variable rate basis. For the protection of investors, NFC issued an interest rate cap. The notional amount of the cap, $374 million, amortizes based on the expected outstanding principal balance of the sold retail receivables. Under the terms of the cap agreement, NFC will make payments if interest rates exceed certain levels. The interest rate cap is recorded at fair value with changes in fair value recognized in income. As of October 31, 1999, the impact on income was not material.

     At October 31, 1999, NFC held forward interest rate contracts with notional amounts of $500 million and $75 million in anticipation of retail receivable sales to occur in November 1999 and March 2000, respectively. In addition, the company held German mark, Japanese yen and Canadian dollar forward contracts with notional amounts of $49 million, $13 million, and $10 million, respectively, and other derivative contracts with notional amounts of $19 million. At October 31, 1999, the unrealized net loss on these contracts was not material.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


11.  COMMITMENTS, CONTINGENCIES, RESTRICTED ASSETS, CONCENTRATIONS AND LEASES

Commitments, Contingencies and Restricted Assets

     At October 31, 1999, commitments for capital expenditures in progress were approximately $505 million. The company's truck assembly facility located in Escobedo, Mexico is encumbered by a lien in favor of certain lenders of the company as collateral for the $125 million revolving Mexican credit facility. At October 31, 1999, $52 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of October 31, 1999, the company is contingently liable for approximately $204 million for various purchasing commitments, credit guarantees and buyback programs. Based on historical loss trends, the company's exposure is not considered material. Additionally, restrictions under the terms on the senior and senior subordinated notes and Mexican credit facility include a limitation on indebtedness and a limitation on certain restricted payments.

     At October 31, 1999, the Canadian operating subsidiary was contingently liable for retail customers' contracts and leases financed by a third party. The Canadian operating subsidiary is subject to maximum recourse of $251 million on retail contracts and $22 million on retail leases. The Canadian operating subsidiary, NFC and certain other subsidiaries included in financial services operations are parties to agreements that may result in the restriction of amounts which can be distributed to Transportation in the form of dividends or loans and advances. At October 31, 1999, the maximum amount of dividends which were available for distribution under the most restrictive covenants was $220 million.

     The company and Transportation are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 1999.

Concentrations

     At October 31, 1999, the company employed 10,800 hourly workers and 6,700 salaried workers in the United States and Canada. Approximately 98% of the hourly employees and 21% of the salaried employees are represented by unions. Of these represented employees, 92% of the hourly workers and 100% of the salaried workers are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace, and Agricultural Implement Workers of Canada (CAW). The company's current master contract with the UAW expires on October 1, 2002. The collective bargaining agreement with the CAW expires on June 1, 2002. Additionally, of the company's 1,070 employees in Mexico, approximately 71% are represented by a union.

     Reflecting higher consumer demand for light trucks and vans, sales of mid-range diesel engines to Ford Motor Company by the engine segment were 17% of consolidated sales and revenues in 1999 and 14% in both 1998 and 1997. The company has a 10-year agreement, effective with model year 2003, to continue supplying Ford Motor Company with diesel engines for use in its diesel-powered light trucks and vans.

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

     The majority of the company's lease payments are for operating leases. At October 31, 1999, future minimum lease payments under operating leases having lease terms in excess of one year are: 2000 - $43 million, 2001 - $33 million, 2002 - $21 million, 2003 - $19 million, 2004 - $9 million and thereafter - $26 million. Total operating lease expense was $30 million in 1999, $36 million in 1998 and $40 million in 1997. Income received from sublease rentals was $7 million in 1999 and 1998 and $6 million in 1997.

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

     The  company  has been named a  potentially  responsible  party  (PRP),  in conjunction  with  other  parties,  in  a  number  of  cases  arising  under  an environmental protection law, the Comprehensive Environmental Response, Compensation, and Liability Act, popularly known as the Superfund law. These cases involve sites which allegedly have received wastes from current or former company locations. Based on information available to the company, which, in most cases, consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews its accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

13.  SEGMENT DATA

     Effective November 1, 1998, Navistar adopted SFAS 131. Segment data for 1998 and 1997 has been restated. Under the provisions of the new standard, Navistar has three reportable segments: truck, engine and financial services. The company's reportable segments are organized according to the products and the markets they each serve.

     The company's truck segment manufactures and distributes a full line of diesel-powered trucks and school buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. The truck segment also provides customers with proprietary products needed to support the International truck and bus lines, together with a wide selection of standard truck and trailer aftermarket parts.

     The company's engine segment designs and manufactures diesel engines for use in the company's Class 5, 6 and 7 medium trucks and school buses and selected Class 8 heavy truck models, and for sale to OEMs in the U.S. and Mexico. This segment also sells engines for industrial, agricultural and marine applications. In addition, the engine segment provides customers with proprietary products needed to support the International engine lines, together with a wide selection of standard engine and aftermarket parts.

     The company's financial services segment consists of NFC, its domestic insurance subsidiary and the company's foreign finance and insurance subsidiaries. NFC's primary business is the retail, wholesale and lease financing of products sold by the truck segment and its dealers within the U.S. as well as the company's wholesale accounts and selected retail accounts receivable. NFC's insurance subsidiary provides commercial physical damage and liability insurance to the truck segment's dealers and retail customers and to the general public through an independent insurance agency system. The foreign finance subsidiaries' primary business is to provide wholesale, retail and lease financing to the Mexican operations' dealers and retail customers.

     The company evaluates the performance of its operating segments based on operating profits, which exclude certain corporate items, and retiree pension and medical expense. Additionally, the operating profits of the company's truck and engine segments exclude most interest revenue and expense items. Intersegment sales are transferred at prices established by an agreement between the buying and selling locations.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

13.  SEGMENT DATA (continued)

     Reportable operating segment data follows:

                                                       Financial
Millions of dollars       Truck         Engine         Services         Total
---------------------    -----------------------------------------------------

                                  For the year ended October 31, 1999
                         -----------------------------------------------------

External revenues.....   $6,628         $1,698           $  273         $8,599
Intersegment revenues.        -            681               71            752
                         ------         ------           ------         ------
     Total revenues...   $6,628         $2,379           $  344         $9,351
                         ======         ======           ======         ======

Interest expense......   $    -         $    -           $  103         $  103
Depreciation..........       62             59               48            169
Segment profit........      295            294              102            691

                                        As of October 31, 1999
                         -----------------------------------------------------

Segment assets........   $1,852         $   814          $3,009         $5,675
Capital
  expenditures (a)....      199             213             110            522

                                  For the year ended October 31, 1998
                         -----------------------------------------------------

External revenues.....   $6,276         $1,353           $  219         $7,848
Intersegment
  revenues............        -            606               67            673
                         ------         ------           ------         ------
     Total revenues...   $6,276         $1,959           $  286         $8,521
                         ======         ======           ======         ======

Interest expense......   $    -         $    -           $   82         $   82
Depreciation..........       54             63               35            152
Segment profit........      246            186               74            506

                                        As of October 31, 1998
                         -----------------------------------------------------

Segment assets........   $1,379         $  584           $2,310         $4,273
Capital
  expenditures (a)....      184            107              127            418

                                  For the year ended October 31, 1997
                         -----------------------------------------------------

External revenues.....   $4,999         $1,148           $  185         $6,332
Intersegment
  revenues............        -            461               54            515
                         ------         ------           ------         ------
     Total revenues...   $4,999         $1,609           $  239         $6,847
                         ======         ======           ======         ======

Interest expense......   $    -         $    -           $   73         $   73
Depreciation..........       47             43               22            112
Segment profit........      129            138               67            334

                                       As of October 31, 1997
                         -----------------------------------------------------

Segment assets........   $1,284         $  526           $1,860         $3,670
Capital
  expenditures (a)....      113             43               44            200

(a) Capital expenditures include the net increase in property and equipment leased to others.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

13.  SEGMENT DATA (continued)

     Reconciliation to the consolidated financial statements as of and for the years ended October 31 is as follows:

Millions of dollars                       1999            1998           1997
-------------------------------------------------------------------------------

Segment sales and revenues..........     $9,351          $8,521          $6,847
Other income........................         48              37              39
Intercompany........................       (752)           (673)           (515)
                                         ------          ------          ------
Consolidated sales and revenues.....     $8,647          $7,885          $6,371
                                         ======          ======          ======

Segment profit......................     $  691          $  506          $  334
Corporate items.....................       (103)           (118)           (126)
Manufacturing net interest income...          3              22              34
                                         ------          ------          ------
Consolidated pretax income..........     $  591          $  410          $  242
                                         ======          ======          ======

Segment interest expense............     $  103          $   82          $   73
Manufacturing expense
  and eliminations..................         32              23               1
                                         ------          ------          ------
Consolidated interest expense.......     $  135          $  105          $   74
                                         ======          ======          ======

Segment depreciation
  and amortization expense..........     $  169          $  152          $  112
Corporate expense...................          5               7               8
                                         ------          ------          ------
Consolidated depreciation
  and amortization expense..........     $  174          $  159          $  120
                                         ======          ======          ======

Segment assets......................     $5,675          $4,273          $3,670
Cash and marketable securities......        327             869             777
Deferred taxes......................        896             912             934
Corporate intangible pension assets.         92             124             154
Other corporate and eliminations....        (62)             11             (19)
                                         ------          ------          ------
Consolidated assets.................     $6,928          $6,189          $5,516
                                         ======          ======          ======

Segment capital expenditures (a)....     $  522          $  418          $  200
Corporate capital expenditures......         13               9              11
                                         ------          ------          ------
Consolidated capital expenditures...     $  535          $  427          $  211
                                         ======          ======          ======

(a) Capital expenditures include the net increase in property and equipment leased to others.

     Information concerning principal geographic areas as of and for the years ended October 31 was as follows:

Millions of dollars                       1999            1998            1997
-------------------------------------------------------------------------------

Revenues
  United States.....................     $7,700          $7,065          $5,807
  Foreign countries.................        947             820             564

Property and equipment
  United States.....................     $1,188           $ 885          $  711
  Foreign countries.................        287             221             124

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

14.  PREFERRED AND PREFERENCE STOCKS

     The company's Nonconvertible Junior Preference Stock Series A was held for the Retiree Supplemental Benefit Program by the Supplemental Trust. This stock was redeemed in October 1999 at a redemption price of $1.00 per share. The UAW holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the company's board of directors. At October 31, 1999, there was one share of Series B Preference stock authorized and outstanding. The value of the preference share is minimal.

     On April 20, 1999, the company's board of directors adopted a shareholder rights plan (Rights Plan) and declared a rights dividend of one preferred share purchase right (Right) for each outstanding share of common stock (Common Shares) of the company to shareowners of record as of the close of business on May 3, 1999. Subject to the terms of the Rights Plan, each Right entitles the registered holder to purchase from the company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the company (Preferred Shares) at a price of $175 per one one-thousandth of a Preferred Share, subject to adjustment. The Rights are exercisable only if a person or group (Acquiring Person) acquires 15% or more of the outstanding Common Shares and commences a tender offer for 15% or more of the outstanding Common Shares. Upon any such occurrence, each Right will entitle its holder (other than the Acquiring Person and certain related parties) to purchase, at the Right's then current exercise price, a number of Common Shares having a market value of two times such price. Similarly, in the event the company is acquired in a merger or other business combination and is not the surviving corporation, each Right (other than Rights owned by the Acquiring Person and certain related parties) shall thereafter be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. Subject to certain conditions, the Rights are redeemable by the company's board of directors for $0.01 per Right and are exchangeable for Common Shares. The Rights have no voting power and initially expire on May 3, 2009.

     During 1998, the company redeemed all 4.8 million shares of its $6.00 Series G Convertible Cumulative Preferred Stock at a redemption price of $50 per share plus accrued dividends. At October 31, 1999, there were 168,000 shares of Series D Convertible Junior Preference Stock (Series D) outstanding and 3 million authorized and issued with an optional redemption price and liquidation preference of $25 per share plus accrued dividends. The Series D converts into common stock (subject to adjustment in certain circumstances) at .3125 per share. The Series D ranks senior to common stock as to dividends and liquidation and receives dividends at a rate of 120% of the cash dividends on common stock as declared on an as-converted basis.

     Under the General Corporation Law of the State of Delaware (DGCL), dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the net assets of the company. At October 31, 1999, the company had a surplus of $1,283 million as defined under DGCL.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

15.  COMMON SHAREOWNERS' EQUITY

     Changes in certain shareowners' equity accounts are as follows:

Millions of dollars                      1999            1998           1997
-------------------------------------------------------------------------------

Common Stock
Beginning of year..................     $  2,139        $  1,659       $  1,642
Conversion of Class B
  common stock and other...........            -             480             17
                                        --------        --------       --------
End of year   .....................     $  2,139        $  2,139       $  1,659
                                        ========        ========       ========
Class B Common Stock
Beginning of year.................      $      -        $    471       $    491
Conversion/repurchase of stock....             -            (471)           (20)
                                        --------        --------       --------

End of year   ....................      $      -        $      -       $    471
                                        ========        ========       ========
Retained Earnings (Deficit)
Beginning of year.................      $   (829)       $ (1,109)      $ (1,228)
Net income    ....................           544             299            150
Preferred dividends...............             -             (11)           (29)
Other  ...........................           (12)             (8)            (2)
                                        --------        --------       --------
End of year   ....................      $   (297)       $   (829)      $ (1,109)
                                        ========        ========       ========

Common Stock Held in Treasury
Beginning of year..................     $   (214)       $    (53)      $    (30)
Repurchase of common stock
  and other........................         (144)           (189)           (23)
Reissuance of treasury shares......            -              28              -
                                        --------        --------       --------
End of year   .....................     $   (358)       $   (214)      $    (53)
                                        ========        ========       ========

Common Stock

     The company has authorized 110 million shares of common stock with a par value of $.10 per share. At October 31, 1999 and 1998, there were 63.2 million and 66.2 million shares of common stock outstanding, net of common stock held in treasury, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

15.   COMMON SHAREOWNERS' EQUITY (continued)

Common Stock (continued)

     In January 1998, the company repurchased 3.2 million shares of the Class B common stock that was outstanding. During June 1998, a secondary public offering of the common stock of the company was completed, in which the Navistar International Transportation Corp. Retiree Supplemental Benefit Trust (Trust) sold approximately 19.9 million shares of common stock at an offering price of $26.50 per share. These shares represented the Class B common stock held by the Trust which automatically converted into common stock upon the sale. In conjunction with this offering, the company purchased 2 million of the shares being offered. The company did not receive any proceeds from the sale of the shares in the offering. In addition, the underwriters exercised their over-allotment option and elected to purchase 1.1 million shares from the company at $26.50 per share. The company offset the dilution through open market purchases.

     During 1999, the company purchased $133 million of shares as approved by the board of directors in 1998. Additional purchases of $11 million were made in 1999 under a new share repurchase program approved by the board in October 1999. This program provides for the purchase of up to $243 million of shares on the open market from time to time, however, the company cannot purchase more than
4.5 million shares through March 2001 without impairing the use of its tax loss carryforward. Through November 1999, the company purchased an additional $35 million under the new program.

Accumulated Other Comprehensive Income (Loss)

     The components of accumulated other comprehensive loss as of October 31 are as follows (in millions of dollars):

                                          Foreign
                 Minimum                  Currency                 Accumulated
                 Pension                Translation                    Other
                Liability               Adjustments               Comprehensive
               Adjustments               And Other                     Loss
               -----------              -----------               -------------

1999 .....      $   (184)                $    (13)                 $   (197)
1998 .....          (336)                       5                      (331)
1997 .....          (192)                       -                      (192)

     In the Statement of Comprehensive Income, the tax effects of foreign currency translation adjustments and other were not material for each of the years in the three year period ended October 31, 1999.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

16.  EARNINGS PER SHARE

     Earnings per share was computed as follows:

Millions of dollars,
except share and per share data            1999            1998           1997
-------------------------------------------------------------------------------

Net income.........................       $  544           $  299        $  150
Less dividends
  on Series G preferred stock......            -               11            29
                                          ------           ------        ------
Net income applicable to common
  stock (Basic and Diluted) .......       $  544           $  288        $  121
                                          ======           ======        ======

Average shares outstanding (millions)
  Basic............................         65.2             69.1          73.1
    Dilutive effect of options
      outstanding and other
      dilutive securities..........          1.2               .9            .5
                                          ------           ------        ------
  Diluted..........................         66.4             70.0          73.6
                                          ======           ======        ======

Earnings per share
  Basic............................       $ 8.34           $ 4.16        $ 1.66
  Diluted..........................         8.20             4.11          1.65

     Unexercised  employee stock options to purchase .2 million,  .5 million and
1.5 million shares of Navistar common stock during the years ended October 31, 1999, 1998 and 1997, respectively, were not included in the computation of diluted shares outstanding because the exercise prices were greater than the average market prices of Navistar common stock. Additionally, the diluted calculations for 1998 and 1997 exclude the effects of the conversion of the Series G preferred stock as such conversion would have been anti-dilutive.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

17.  STOCK COMPENSATION PLANS

     The company has stock-based compensation plans, approved by the Committee on Compensation and Governance of the board of directors, which provide for granting of stock options to employees for purchase of common stock at the fair market value of the stock on the date of grant. The grants generally have a 10-year life.

     The company has elected to continue to account for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the company's common stock at the date of grant. Had compensation cost for the plans been determined based upon the fair value at the grant date consistent with Statement of Financial Accounting
Standards No. 123, "Accounting for Stock-Based Compensation," pro forma net income would have been $542 million in 1999, $297 million in 1998 and $147 million in 1997; pro forma diluted earnings per share would have been $8.16 in 1999, $4.09 in 1998 and $1.61 in 1997; and pro forma basic earnings per share would have been $8.30 in 1999, $4.14 in 1998 and $1.62 in 1997. The pro forma effect on net income for 1999 and 1998 may not be representative of the pro forma effect on net income of future years as in 1999 and 1998, one-third of the options granted became exercisable on each of the first, second and third anniversaries of grant. Prior to 1998, grants were generally exercisable after one year.

     The weighted-average fair values at date of grant for options granted during 1999, 1998 and 1997 were $8.15, $7.53 and $5.71, respectively, and were estimated using the Black-Scholes option-pricing model with the following assumptions:

                                           1999            1998           1997
                                           ----            ----           ----
Risk-free interest rate...........         4.5%            5.7%           6.6%
Dividend yield....................           0%              0%             0%
Expected volatility...............        35.1%           31.9%          29.8%
Expected life in years............         4.0             3.5           10.0

     The following summarizes stock option activity for the years ended October 31:

                             1999              1998                1997
                       --------------------------------------------------------
                                Weighted          Weighted            Weighted
                                 Average           Average             Average
                                Exercise          Exercise            Exercise
Shares in thousands    Shares    Price    Shares    Price     Shares   Price
-------------------    --------------------------------------------------------

Options outstanding
   at beginning
   of  year             2,538    $20.29    2,430    $18.73     2,346    $20.34
Granted.........        1,271     27.16      809     23.93       876     10.13
Exercised.......         (563)    41.28     (592)    28.52      (715)    12.45
Canceled........         (144)    25.82     (109)    45.45       (77)    28.52
                        -----    ------    -----    ------     -----    ------

Options
  outstanding
  at year-end...        3,102    $23.30    2,538    $20.29     2,430    $18.73
                        =====    ======    =====    ======     =====    ======
Options
  exercisable
  at year-end...        1,468    $19.94    1,765    $18.73     1,579    $23.35
                        =====    ======    =====    ======     =====    ======
Options
  available for
  grant at
  year-end......        1,564                443                   -
                        =====              =====               =====

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

17.  STOCK COMPENSATION PLANS  (continued)

     The following table summarizes information about stock options outstanding and exercisable at October 31, 1999.

                               Outstanding Options                                             Options Exercisable
-------------------------------------------------------------------------------        -----------------------------------
                                               Weighted
                           Number               Average             Weighted               Number              Weighted
     Range of            Outstanding           Remaining             Average             Exercisable            Average
 Exercise Prices       (in thousands)      Contractual Life      Exercise Price        (in thousands)       Exercise Price

$ 9.31 - $  13.75              742                 6.2              $  11.08                   742             $  11.08
 17.40 -    26.70            2,045                 8.0                 24.80                   535                23.75
 27.95 -    37.51              144                 6.2                 33.80                    82                35.74
 38.10 -    61.90              171                 4.5                 49.54                   109                49.64

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

18.  SELECTED QUARTERLY FINANCIAL DATA  (Unaudited)

                                   1st Quarter               2nd Quarter                  3rd Quarter               4th Quarter
                              ----------------------------------------------------------------------------------------------------
Millions of dollars,
except per share data          1999        1998         1999          1998          1999          1998          1999         1998
----------------------------------------------------------------------------------------------------------------------------------
Sales and revenues..........  $1,924      $1,727      $2,287        $2,042        $1,878        $1,874        $2,558      $  2,242

Manufacturing gross margin..   16.5%       13.4%       17.9%         14.4%         18.3%          14.5%         19.1%        18.2%

Net income..................  $   61      $   38      $   96        $   67        $  255        $    50       $   132     $    144

Earnings per share
  Basic.....................  $  .92      $  .43      $ 1.44        $  .90        $ 3.94        $   .73       $  2.08     $   2.16
  Diluted...................  $  .91      $  .42      $ 1.42        $  .89        $ 3.86        $   .72       $  2.04     $   2.14

Net income excluding tax
  valuation allowance
  adjustments (a)...........  $   61      $   38      $   96        $   67        $   77        $    50       $  132      $     99

Market price
  range-common stock
    High....................  $34 3/8     $28         $53 1/2       $35 7/8       $56 1/4       $34           $51  11/16  $28  1/2
    Low.....................  $21 1/8     $20  1/16   $32 1/8       $27 1/4       $41           $26  1/8      $36  1/4    $17

(a) In the third quarter of 1999 and in the fourth quarter of 1998, the company benefited from reductions to the deferred tax asset valuation allowance of $178 million and $45 million, respectively.

SUPPLEMENTAL FINANCIAL INFORMATION  (Unaudited)

     The following supplemental financial information is provided based upon the continuing interest of certain shareholders and creditors.

Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars

AS OF OCTOBER 31
AND FOR THE YEARS THEN ENDED

Condensed Statement of Income              1999            1998           1997
----------------------------------        ------          ------         ------

Sales of manufactured products....        $8,326          $7,629         $6,147
Other income......................            49              49             44
                                          ------          ------         ------
  Total sales and revenues........         8,375           7,678          6,191
                                          ------          ------         ------
Cost of products sold.............         6,826           6,464          5,274
Postretirement benefits...........           216             174            214
Engineering and research expense..           281             192            124
Sales, general
  and administrative expense......           433             390            332
Other expense.....................           145             137             83
                                          ------          ------         ------
  Total costs and expenses........         7,901           7,357          6,027
                                          ------          ------         ------
Income before income taxes
  Manufacturing operations........           474             321            164
  Financial services operations...           117              89             78
                                          ------          ------         ------
    Income before income taxes....           591             410            242
    Income tax expense............            47             111             92
                                          ------          ------         ------

Net income........................        $  544          $  299         $  150
                                          ======          ======         ======


Condensed Statement
of Financial Condition                     1999            1998
----------------------------------        ------          ------

Cash, cash equivalents
  and marketable securities.......        $  386          $  904
Inventories.......................           604             492
Property and equipment, net.......         1,188             883
Equity in
  nonconsolidated subsidiaries....           377             324
Other assets......................         1,527             822
Deferred tax asset, net...........           896             912
                                          ------          ------
     Total assets.................        $4,978          $4,337
                                          ======          ======

Accounts payable,
  principally trade...............        $1,386          $1,235
Postretirement benefits
  liability.......................           776             927
Other liabilities.................         1,525           1,406
Shareowners' equity...............         1,291             769
                                          ------          ------
     Total liabilities and
       shareowners' equity........        $4,978          $4,337
                                          ======          ======

SUPPLEMENTAL FINANCIAL INFORMATION (Unaudited)

Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars

AS OF OCTOBER 31
AND FOR THE YEARS THEN ENDED

Condensed Statement of Cash Flow           1999            1998           1997
--------------------------------          ------          ------         ------

Cash flow from operations
Net income........................        $  544          $  299         $  150
Adjustments to reconcile net income
  to cash provided by operations:
    Depreciation and amortization            126             123             97
      Deferred income taxes......            185             149             82
      Deferred tax asset
        valuation allowance
        adjustment...............           (178)            (45)             -
      Postretirement benefits
        funding less than
        (in excess of) expense...             47            (373)          (128)
      Equity in earnings of
        investees, net of
        dividends received.......            (18)             (1)            (8)
      Other, net.................            (18)              9            (18)
Change in operating
  assets and liabilities.........            (25)            331            263
                                          ------          ------         ------
Cash provided by operations......            663             492            438
                                          ------          ------         ------

Cash flow from investment programs
Purchases of marketable
  securities....................            (323)           (772)          (428)
Sales or maturities
  of marketable securities......             651             449            454
Capital expenditures............            (425)           (300)          (167)
Receivable from financial
  services operations...........            (553)             (7)           (99)
Investment in affiliates........             (71)             (7)             8
Capitalized interest and other..             (17)             (1)            (9)
                                          ------          ------         ------
Cash used in investment programs            (738)           (638)          (241)
                                          ------          ------         ------

Cash used in financing
  activities....................            (109)            (76)           (76)
                                          ------          ------         ------

Cash and cash equivalents
(Decrease) increase
  during the period............             (184)           (222)           121
At beginning of year...........              351             573            452
                                          ------          ------         ------

Cash and cash equivalents
  at end of the period.........           $  167          $  351         $  573
                                          ======          ======         ======

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND STATISTICAL DATA

For the Years Ended October 31
(Millions of dollars,
except share data,
units shipped and percentages)   1999     1998      1997        1996      1995
-------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Sales and revenues..........    $8,647   $7,885    $6,371      $5,754    $6,342

Net income..................       544      299       150          65       164

Earnings per share
    Basic...................       8.34     4.16      1.66         .49      1.83
    Diluted (c).............       8.20     4.11      1.65         .49      1.83

Net income excluding
  tax valuation allowance
  adjustments (a)...........       366      254       150          65       164

Average number of shares
  outstanding  (millions)
    Basic...................      65.2     69.1      73.1        73.7      74.2
    Diluted.................      66.4     70.0      73.6        73.8      74.3

-------------------------------------------------------------------------------
FINANCIAL DATA

Total assets................    $6,928   $6,189    $5,516      $5,326    $5,566

Long-term debt
  Manufacturing operations..    $  445   $  446    $   80      $   99    $  117
  Financial services
   operations...............     1,630    1,490     1,070       1,206     1,162
                                ------   ------    ------      ------    ------
Total debt..................    $2,075   $1,936    $1,150      $1,305    $1,279
                                ======   ======    ======      ======    ======

Shareowners' equity.........     1,291      769     1,020         916       870

Total manufacturing
  operations' long-term debt
  as a percent of total
  manufacturing
  capitalization............    25.2%     36.6%      7.2%        9.6%     11.7%

Return on equity............    42.2%     38.9%     14.7%        7.1%     18.9%

-------------------------------------------------------------------------------
SUPPLEMENTAL DATA

Capital expenditures........   $  427    $  302    $  169      $  111    $  136
Engineering and
  research expense..........      281       192       124         129       113

-------------------------------------------------------------------------------
OPERATING DATA

Manufacturing gross margin..    18.0%     15.3%     14.2%       12.5%     13.8%

United States
  and Canadian market
  share (b).................    25.6%     29.1%     28.3%       27.5%     26.9%

Unit shipments worldwide
    Trucks..................  129,000   127,500   104,400      95,200   112,200
    OEM engines.............  286,500   213,700   184,000     163,200   154,200

(a) In fiscal years 1999 and 1998, the company benefited from reductions to the company's deferred tax asset valuation allowance of $178 million and $45 million, respectively.

(b) Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8).

(c) Diluted earnings per share excluding tax valuation allowance adjustments for the years 1999 to 1995 were $5.52, $3.47, $1.65, $.49 and $1.83, respectively.
                                     - 51 -